2012 Annual Report


13002355


MAKO
RIO


MAKO
SURGICAL CORP®

We are a medical device company that markets our RIO® Robotic Arm Interactive Orthopedic System, joint specific applications for the knee and hip, and proprietary RESTORIS® implants for orthopedic procedures called MAKOplasty.® Our RIO® system is a surgeon-interactive tactile surgical platform that incorporates a robotic arm and patient-specific visualization technology, which enables precise, consistently reproducible bone resection for the accurate insertion and alignment of MAKO's RESTORIS® implants. Our stock is traded on The NASDAQ Global Select Market under the ticker symbol "MAKO."

Dear MAKO Stakeholder,


MAKO

For MAKO Surgical Corp., 2012 was a year of accomplishments as well as challenges. During 2012, we were encouraged by the continued interest in our RIO® Robotic Arm Interactive Orthopedic system and joint specific applications for the partial knee and total hip, as well as the quality and quantity of clinical data that continues to be generated supporting the clinical and economic benefits of MAKOplasty®. On the other hand, we faced challenges in realizing the full potential of our sales and marketing strategy.

We believe that one of the keys to continuing to grow our business is expanding the acceptance and application of MAKOplasty for partial knee resurfacing procedures. We continue to believe that there is a significant patient population suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee who can benefit from the tissue sparing and bone conserving techniques and consistently reproducible precision enabled with our MAKOplasty Partial Knee Arthroplasty, or PKA, application. We continued to capture market share of the partial knee market in 2012, with MAKOplasty PKA procedures representing approximately 15% of the U.S. partial knee market in 2012. We also have continued to improve upon our MAKOplasty PKA application, and in the third quarter of 2012, we commercially launched version 2.5 of the MAKOplasty PKA application software, which improves the efficiency of the application, speeds up the registration process and generally improves ease of use.

During 2012, we continued our efforts to build a strong base of clinical evidence for MAKOplasty PKA. For example, at the International Society for Technology in Arthroplasty (ISTA) 2012 Meeting in Sydney, Australia, the two year survivorship data on MAKO's RESTORIS® MCK onlay medial unicompartmental implant using the RIO system was presented. This four-site study reported on two year post implantation outcomes for 224 patients, and showed a 0.4% revision rate at two years for MCK implants using the RIO, as compared to revision rates for manually placed unicompartmental knees, which are documented at 4.0% in the Swedish and 4.9% in the Australian registries.

During 2012, we also focused on expanding the acceptance of our MAKOplasty Total Hip Arthroplasty, or THA, application, which we commercially launched toward the end of 2011. The MAKOplasty THA application allows the use of the RIO system in total hip replacement procedures and enables orthopedic surgeons to perform total hip arthroplasty with the same potential for consistently reproducible precision, accuracy, and dexterity as our MAKOplasty PKA application. In the third quarter of 2012, we expanded the application's capabilities with the launch of software version 2.0, which enables the direct anterior approach for MAKOplasty THA. At that time we also released the MAKO RESTORIS® PST Cup and Tapered Stem hip implant system, designed in collaboration with Pipeline Orthopedics, or Pipeline, our partner in advanced implant development and commercialization. During 2012, we strengthened this partnership through an investment in Pipeline.

We are encouraged that 62% of our worldwide commercial installed base had purchased and received the MAKOplasty THA application as of December 31, 2012. We are further encouraged by the initial clinical data supporting the clinical benefits of MAKOplasty THA. At the Harvard Advances in Arthroplasty Meeting in Boston, Massachusetts, Dr. Henrik Malchau compared acetabular cup placement in 77 MAKOplasty THA cases done at four hospitals to the results presented by Callanan et al in the 2011 Clinical Orthopaedics and Related Research (CORR) Charnley Award Paper. Based on 2D image evaluation of the post-op x-rays, 84% of the cases performed with the RIO system were inside the Massachusetts General Hospital restricted safe zone compared to 47% reported in the CORR paper, while the 3D image evaluation of the data showed that 96% of the cases were within this restricted safe zone.

During 2012, 10,204 MAKOplasty procedures were performed, representing a 47% increase over the total procedures performed in 2011. As of December 31, 2012, approximately 23,000 MAKOplasty procedures had been performed since the first MAKOplasty procedure in June 2006. In addition, a total of 45 new RIO systems were sold worldwide in 2012, bringing our worldwide commercial installed base to 156 systems and our domestic commercial installed base to 151 systems as of December 31, 2012. As a result of our 2012 performance, for the first time in our history we achieved more than $100 million in annual revenue. We believe that there continues to be a large opportunity to expand our commercial installed base, as our domestic installed base represents approximately 10% of the medium to high volume domestic orthopedic centers we target as potential customers.

We continue to manage our company based upon specific strategic financial and operating goals adopted by our board of directors. One of these goals is to ensure that we utilize our capital efficiently and that our business remains well-capitalized. To this end, we completed a public offering of our common stock in November 2012, resulting in net proceeds to the company of approximately $42.9 million, after commissions and expenses.

In addition to the accomplishments described above, we were also challenged in 2012 by slower than expected growth. In the second half of 2012, we focused on improving our sales and marketing execution by initiating changes in our sales process that we are continuing to execute on in 2013. As we begin 2013, we are focused on driving procedure volume and utilization through three key initiatives: successful launches of new MAKOplasty accounts; increasing volume at lower performing MAKOplasty accounts; and driving broader adoption of MAKOplasty THA. We believe that we have put the preliminary building blocks in place to reestablish our revenue growth trajectory. While we anticipate that it will take time for these improvements to fully manifest, we believe these changes will ultimately optimize our business and provide for our long-term success.

We believe that our success to date is the result of the dedication and hard work of an extraordinary team of highly talented, motivated and principled individuals that comprise Team MAKO. Members of our team participate in our employee incentive programs that assist us in the recruitment and retention of our employees while also aligning the interests of these employees with the long-term interests of our stockholders.

Since our inception, as we have progressed in the development of our innovative products, we have filed and licensed patents and patent applications and other intellectual property that both enables and protects MAKOplasty. As of December 31, 2012, our intellectual property portfolio consisted of more than 300 U.S. and foreign, owned and licensed, patents and patent applications, as well as copyrights, trademarks, trade secrets and employee know-how.

We are focused on producing successful business results in 2013 and continuing to demonstrate to patients, surgeons, and hospitals the value proposition inherent in our MAKOplasty solutions. We intend to continue to drive the commercialization of MAKOplasty towards our objective of serving a greater portion of the large orthopedic market by establishing new commercial sites, increasing the volume of MAKOplasty procedures, and continuing the development of additional applications for the RIO platform. We thank you for your continued support of our efforts to achieve our goal of ***restoring quality of life through innovation®***.

Sincerely,



Maurice R. Ferré, M.D.
President & CEO
MAKO Surgical Corp.


MAKO
SURGICAL CORP.®

2555 Davie Road
Ft. Lauderdale, Florida 33317


SEC MAIL PROCESSING
RECEIVED
APR 3 0 2013
WASH, D.C.
193
SECTION

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE Tuesday, June 4, 2013

TIME 10:00 a.m., Eastern Time

PLACE 2555 Davie Road
Fort Lauderdale, Florida 33317

ITEMS OF BUSINESS

Proposal 1. To elect two Class III directors named in the attached proxy statement, each to serve until the 2016 annual meeting of stockholders and until his successor is duly elected and qualified;

Proposal 2. To approve by non-binding advisory vote the compensation of our named executive officers;

Proposal 3. To ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013; and

Proposal 4. To consider and act upon any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.

RECOMMENDATIONS OF THE BOARD

Our Board of Directors recommends a vote as follows:

Proposal 1. FOR the election of each of the director nominees;

Proposal 2. FOR approval of the compensation of our named executive officers; and

Proposal 3. FOR the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013.

RECORD DATE

You are entitled to vote at the 2013 annual meeting of stockholders, and at any adjournment or postponement of the meeting, if you were a stockholder at the close of business on Monday, April 8, 2013.

ADMISSION

Admission to the annual meeting will be limited to stockholders and our invited guests. If you are a stockholder of record, you may be asked to present proof of identification for admission to the annual meeting. If your shares are held in the name of a broker, bank or other nominee, you may be asked to present proof of identification and a statement from your broker, bank or other nominee, reflecting your beneficial ownership of MAKO Surgical Corp. common stock as of April 8, 2013, as well as a proxy from the record holder to you, for admission to the annual meeting. Please be prepared to provide this documentation if requested.

VOTING BY PROXY	Please submit a proxy as soon as possible so that your shares can be voted at the annual meeting in accordance with your instructions. For specific instructions regarding voting, please refer to the *Questions and Answers* beginning on page 1 of the proxy statement and the instructions on your proxy card.
IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDERS MEETING TO BE HELD ON JUNE 4, 2013	This notice of meeting, the proxy statement, the proxy card and our 2012 annual report to stockholders are available at *www.proxyvote.com*.

By Order of the Board of Directors,
MAKO Surgical Corp.



Menashe R. Frank
Secretary

Fort Lauderdale, Florida
April 26, 2013

This Notice of Annual Meeting of Stockholders, attached proxy statement and accompanying proxy card are first being distributed on or about April 26, 2013.

PROXY STATEMENT
TABLE OF CONTENTS

PROXY STATEMENT
FOR
2013 ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 4, 2013

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND THE ANNUAL MEETING

Q: Why am I receiving these materials?

A: The enclosed proxy statement is being solicited on behalf of the Board of Directors of MAKO Surgical Corp. ("MAKO," "we," "us" or "our company"), a Delaware corporation, and is for use at our 2013 annual meeting of stockholders (the "annual meeting"). The annual meeting will take place at 10:00 a.m., Eastern Time, on June 4, 2013 at our headquarters, 2555 Davie Road, Fort Lauderdale, Florida 33317. You are invited to attend the annual meeting and requested to vote on the proposals described in this proxy statement.

Q: Are proxy materials available on the Internet?

A: Yes. Your proxy card contains a control number that provides you with access to *www.proxyvote.com,* where you may view this proxy statement and our 2012 annual report and vote online.

Q: What is the proxy card?

A: The proxy card enables you to appoint Menashe R. Frank and Fritz L. LaPorte as your representatives at the annual meeting. By completing and returning the proxy card, you are authorizing Messrs. Frank and LaPorte, as your proxies, to vote your shares at the meeting as you have instructed them on the proxy card. This way, you can vote your shares whether or not you attend the meeting.

Q: What does it mean if I receive more than one proxy card?

A: It means that you hold your shares in multiple accounts at the transfer agent or with brokers or other custodians of your shares. Please complete and return all the proxy cards you receive to ensure that all your shares are voted.

Q: Who can vote at the annual meeting?

A: Stockholders of record who owned shares of MAKO common stock on April 8, 2013 may vote at the annual meeting and at any adjournment or postponement of the meeting. As of April 8, 2013, there were 46,922,169 shares of MAKO common stock outstanding, each entitled to one vote. There is no cumulative voting.

Q: How many shares must be present to hold the annual meeting?

A: To hold the annual meeting and conduct business, a majority of our outstanding shares as of April 8, 2013, or 23,461,085 shares, must be present in person or by proxy at the meeting. This is called a quorum. Shares are counted as present at the meeting if the stockholder:

- Is present and votes in person at the meeting; or
- Has properly submitted a proxy; or
- Has voted by telephone or over the Internet.

Both abstentions and broker non-votes are counted as present for the purposes of determining the presence of a quorum.

Q: What am I voting on?

A: We are asking you to vote on the following items:

- Proposal 1: The election of two Class III directors to serve until the 2016 annual meeting of stockholders and until their successors are duly elected and qualified;
- Proposal 2: The approval by non-binding advisory vote of the compensation of our named executive officers;

- Proposal 3: The ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013; and
- Any other business properly brought before the annual meeting or at any adjournment or postponement of the annual meeting.

Q: What are the voting choices on Proposal 1 and what vote is needed to elect the director nominees?

A: You may vote either FOR each director nominee or WITHHOLD your vote from any one or more of the nominees. Each of the two director nominees will be elected to our Board of Directors by a plurality of the votes cast, subject to the majority voting provisions of our bylaws. This means that the two nominees receiving the highest number of votes FOR election will be elected (assuming a quorum is present). However, pursuant to the majority voting provisions of our bylaws, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the corporate governance and nominating committee of the Board. The corporate governance and nominating committee (or, under certain circumstances, another committee appointed by our Board) will promptly consider that resignation and will recommend to our Board whether to accept the tendered resignation or reject it based on all relevant factors. Our Board must then act on that recommendation no later than ninety days following the date of the annual meeting. Within four days of our Board's decision, we must disclose the decision in a Current Report on Form 8-K filed with the Securities and Exchange Commission, or SEC, that includes a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation. Abstentions and broker non-votes are not considered as FOR votes or WITHHOLD votes for the nominees and will have no effect on the election of directors. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, your shares will not be voted on Proposal 1.

Q: What are the voting choices on Proposal 2, the non-binding advisory vote to approve the compensation of our named executive officers, and what vote is needed for approval?

A: You may vote FOR, AGAINST, or ABSTAIN on Proposal 2. The compensation of our named executive officers will be approved if a majority of the shares present at the meeting in person or by proxy vote FOR approval (assuming a quorum is present). Since the vote on Proposal 2 is advisory in nature, the results will not be binding on our Board of Directors or compensation committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board of Directors and the compensation committee will carefully evaluate whether any actions are necessary to address those concerns. If you abstain from voting on Proposal 2, it will have the same effect as a vote AGAINST Proposal 2. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, your shares will not be voted, and will have no effect, on Proposal 2.

Q: What are the voting choices on Proposal 3 and what vote is needed to ratify the appointment of the independent auditors?

A: You may vote FOR, AGAINST, or ABSTAIN on Proposal 3. The ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013 will be approved if a majority of the shares present at the meeting in person or by proxy vote FOR approval (assuming a quorum is present). If you abstain from voting on this Proposal, it will have the same effect as a vote AGAINST the Proposal. If you are a beneficial owner of shares held in street name and do not provide the organization that holds your shares with specific voting instructions, the organization that holds your shares has the authority to vote your shares in its discretion.

Q: What is the difference between holding shares as a registered shareholder and holding shares in street name?

A: If your shares are owned directly in your name with our transfer agent, Continental Stock Transfer & Trust Company, you are considered a registered shareholder of those shares.

If your shares are held by a broker, bank, or other nominee, you hold those shares in street name. Your broker, bank, or other nominee will ask you how you want your shares to be voted. If you provide the broker, bank, or other nominee with voting instructions, your shares will be voted as you direct. If you do not provide voting instructions, one of two things can happen, depending on the type of proposal:

- on the ratification of the appointment of the independent auditor (Proposal 3), your broker, bank, or other nominee may vote your shares in its discretion; and

- on all other proposals (Proposal 1 and Proposal 2), your broker, bank, or other nominee may not vote your shares, and as a result, your shares will not be voted on these proposals.

Q: How do I vote?

A: BY MAIL: Please complete and sign your proxy card and mail it in the enclosed pre-addressed envelope.

BY TELEPHONE: Please follow the "Vote by Phone" instructions that accompanied your proxy card. If you vote by telephone, you do not have to mail in your proxy card.

BY INTERNET: Please follow the "Vote by Internet" instructions that accompanied your proxy card. If you vote by Internet, you do not have to mail in your proxy card.

IN PERSON: We will pass out a written ballot to anyone who wants to vote in person at the annual meeting. However, if you hold your shares in street name, you must request a proxy card from your broker in order to vote at the meeting.

Q: How will my shares be voted?

A: If you mark your voting instructions on the proxy card, your shares will be voted as you instruct. If you submit your proxy card but do not mark your voting instructions on the proxy card, your shares will be voted as follows:

- FOR the named nominees as directors;
- FOR approval of the compensation of our named executive officers;
- FOR ratification of Ernst & Young LLP as our independent registered public accounting firm for 2013; and
- According to the best judgment of Messrs. Frank and LaPorte if a proposal that is not on the proxy card comes up for a vote at the meeting.

Q: Can I change my vote?

A: You may revoke your proxy and change your vote by:

- Signing another proxy card with a later date and returning it before the polls close at the annual meeting;
- Voting on a later date over the Internet or by telephone (only your latest Internet or telephone proxy submitted by the deadline printed on your proxy card and prior to the annual meeting will be counted); or
- Voting in person at the annual meeting.

Your presence at the annual meeting will not in itself revoke your proxy.

Q: Will my shares be voted if I do not provide my proxy?

A: If you are a registered shareholder, your shares will not be voted unless you vote as instructed above, or attend the annual meeting and vote your shares in person, so please vote your shares. If you hold your shares in street name, your broker, bank, or other nominee may vote on your behalf only on routine matters if you do not furnish voting instructions. For the annual meeting, only the ratification of the appointment of the independent registered public accounting firm (Proposal 3) is considered a routine matter. All other proposals are considered non-routine matters. As a result, if you hold shares of our common stock in street name and do not provide voting instructions to your broker, bank, or other nominee, your shares will not be voted on Proposals 1 and 2, so please vote your shares.

Q: Who counts the votes?

A: Voting results will be tabulated and certified by a representative of Broadridge Financial Solutions, Inc., who was appointed by our Board of Directors to act as the Inspector of Elections for the annual meeting.

Q: Where can I find the voting results of the annual meeting?

A: The preliminary voting results will be announced at the annual meeting. The final voting results will be tallied by the Inspector of Elections and disclosed in a Current Report on Form 8-K, which we will file with the SEC within four business days after the annual meeting.

Q: Who will bear the cost of soliciting votes for the meeting?

A: We are paying for the distribution and solicitation of the proxies. As a part of this process, we reimburse brokers, nominees, fiduciaries and other custodians for reasonable and customary fees and expenses in forwarding proxy materials to our stockholders. We do not currently intend to engage a proxy solicitation firm to assist in the solicitation of proxies in connection with the annual meeting. Our employees may solicit proxies through mail, telephone, the Internet or other means, but they do not receive additional compensation for providing those services.

Q: When are stockholder proposals due for next year's annual meeting?

A: Any stockholder who meets the requirements of the proxy rules under the Securities Exchange Act of 1934, as amended, or the Exchange Act, may submit to our Board of Directors proposals to be considered for submission to the stockholders at, and included in the proxy materials for, our 2014 annual meeting of stockholders. In order to be considered for inclusion in the proxy materials to be disseminated by our Board of Directors, your proposal must comply with the requirements of Rule 14a-8 under the Exchange Act and be received at MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida 33317 no later than December 27, 2013.

In addition, our bylaws also provide for separate procedures a stockholder must follow to recommend a person for nomination as a director or to propose business to be considered by stockholders at a meeting outside the processes of Rule 14a-8. To be considered timely under these bylaw provisions, the stockholder's notice must be received by our corporate secretary at our principal executive offices at the address set forth above no later than December 27, 2013. Our bylaws specify requirements as to the form and content of a stockholder's notice. If we do not receive the notice on a timely basis or if the notice does not otherwise comply with our bylaws, we will not be required to present the proposal at the 2014 annual meeting.

We were not notified by any stockholder of the intention to present a stockholder proposal from the floor at this year's annual meeting. The enclosed proxy card grants Messrs. Frank and LaPorte discretionary authority to vote the proxies held by them on any matter properly brought before the annual meeting.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 8, 2013 by: (i) each director and nominee; (ii) each of our named executive officers; (iii) all of our directors, nominees, and current executive officers as a group; and (iv) each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock. Unless otherwise indicated, the persons or entities identified in the table have sole voting and investment power with respect to all shares shown as beneficially owned by them, subject to applicable community property laws.

Information with respect to beneficial ownership has been furnished by each director, nominee and executive officer. With respect to beneficial owners of more than 5% of our common stock, information is based on information filed with the SEC. We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules require inclusion of shares of common stock issuable pursuant to the exercise of stock options or warrants that are either immediately exercisable or exercisable within 60 days after April 8, 2013, which is June 7, 2013. These shares are deemed to be outstanding and beneficially owned by the person holding the options or warrants for the purpose of computing the percentage ownership of that person, but they are not treated as outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise noted below, the address for each person or entity listed in the table is c/o MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, FL 33317.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned	Percent of Common Stock Beneficially Owned
Current Directors		
S. Morry Blumenfeld, Ph.D.(1)	604,571	1.29%
Christopher C. Dewey(2)	845,082	1.80%
Charles W. Federico(3)	51,628	*
Maurice R. Ferré, M.D.(4)	1,511,065	3.17%
John G. Freund, M.D.(5)	2,927,661	6.16%
Frederic H. Moll, M.D.(6)	278,290	*
Richard R. Pettingill(7)	16,878	*
William D. Pruitt(8)	37,303	*
Named Executive Officers Who Are Not Directors		
Fritz L. LaPorte(9)	356,573	*
Ivan Delevic(10)	177,001	*
Lawrence T. Gibbons(11)	40,625	*
Menashe R. Frank(12)	335,207	*
Steven J. Nunes(13)	329,909	*
All Directors, Nominees, and Executive Officers as a Group(15 persons)(14)	7,464,400	15.08%
Other Beneficial Owners		
Entities affiliated with Frontier Capital Management Co., LLC(15) 99 Summer Street Boston, MA 02110	3,815,746	8.13%
Skyline Venture Partners V, L.P.(16) Attn: John G. Freund, M.D. 525 University Avenue, Suite 520 Palo Alto, CA 94301	2,875,856	6.05%
BlackRock, Inc.(17) 40 East 52nd Street New York, NY 10022	2,477,658	5.28%

* Denotes less than 1%.

(1) Consists of (a) 72,147 shares held by MediTech Advisors LLC in trust for its partners, (b) 523,321 shares held by Ziegler MediTech Equity Partners LP, which includes 64,516 shares that Ziegler MediTech Equity Partners LP has the right to acquire through the exercise of warrants, and (c) 9,103 shares that Mr. Blumenfeld has the right to acquire through the exercise of vested options. The partners of MediTech Advisors LLC are Eitan Machover, Samuel Cubac, Grosvenor LLC and Allandale Ltd. The members of Grosvenor LLC are Dr. Blumenfeld and certain of his family members. The general partner of Ziegler MediTech Equity Partners LP is Ziegler MediTech Partners, LLC. The board of managers of Ziegler MediTech Partners LLC consists of Dr. Blumenfeld, Eitan Machover, Sam Cubac, S. Charles O'Meara, and Donald I. Grande. The partners of MediTech Advisors LLC, Dr. Blumenfeld and the other directors of Ziegler MediTech Partners LLC may be deemed to share voting and investment power over the shares held by MediTech Advisors LLC and Ziegler MediTech Equity Partners LP. Each of these individuals disclaims beneficial ownership of such shares, except to the extent of his or her pecuniary interest.

(2) Includes 6,452 shares that Mr. Dewey has the right to acquire through the exercise of warrants and 9,103 shares that Mr. Dewey has the right to acquire through the exercise of vested options. Mr. Dewey has pledged 700,000 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(3) Includes 39,628 shares that Mr. Federico has the right to acquire through the exercise of vested options.

(4) Consists of 741,672 shares of common stock (of which 18,750 shares will be unvested restricted common stock as of June 7, 2013) and 769,393 shares that Dr. Ferré has the right to acquire through the exercise of vested options. Dr. Ferré has pledged 708,703 shares of common stock to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(5) Consists of (a) 2,875,856 shares held by Skyline Venture Partners V, L.P., which includes 630,607 shares that Skyline Venture Partners V, L.P. has the right to acquire through the exercise of warrants, (b) 20,000 shares held by Freund/Grais Family Trust, (c) 22,702 shares held by John Freund Family Partnership IV, L.P., and (d) 9,103 shares that Mr. Freund has the right to acquire through the exercise of vested options. Dr. Freund is a Managing Director of Skyline Venture Management V, LLC, the general partner of Skyline Venture Partners V, L.P. and may be deemed to share voting and investment power over the shares held by Skyline Venture Partners V, L.P. Dr. Freund disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest.

(6) Includes (a) 19,344 shares that Dr. Moll has the right to acquire through the exercise of warrants and (b) 24,778 shares that Dr. Moll has the right to acquire through the exercise of vested options.

(7) Includes 9,103 shares that Mr. Pettingill has the right to acquire through the exercise of vested options.

(8) Includes 22,303 shares that Mr. Pruitt has the right to acquire through the exercise of vested options.

(9) Includes 286,706 shares that Mr. LaPorte has the right to acquire through the exercise of vested options.

(10) Includes 173,623 shares that Mr. Delevic has the right to acquire through the exercise of vested options.

(11) Includes 40,625 shares that Mr. Gibbons has the right to acquire through the exercise of vested options.

(12) Includes 221,067 shares that Mr. Frank has the right to acquire through the exercise of vested options. Mr. Frank has pledged 114,140 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal line of credit.

(13) Based on Mr. Nunes holdings as of July 17, 2012, the effective date of his resignation as our Senior Vice President of Sales and Marketing, and includes 328,507 shares that he had the right to acquire through the exercise of vested options as of such date.

(14) Includes exercisable options to purchase 1,858,241 shares of our common stock and exercisable warrants to purchase 720,919 shares of our common stock. Duncan H. Moffat, our Senior Vice President of Operations, has pledged 32,064 shares to a third party lender as collateral to secure any amounts that may become outstanding under a personal loan.

(15) Based on a Schedule 13G filed with the SEC on February 14, 2013 by Frontier Capital Management Co., LLC.

(16) Consists of 2,875,856 shares held by Skyline Venture Partners V, L.P., which includes 630,607 shares that Skyline Venture Partners V, L.P. has the right to acquire through the exercise of warrants.

(17) Based on a Schedule 13G filed with the SEC on January 30, 2013 by BlackRock, Inc.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires that our directors and officers, and persons who beneficially own more than 10% of our common stock, file with the SEC initial reports of ownership and reports of changes in ownership of our common stock. Officers, directors and greater than 10% stockholders are required by SEC regulations to furnish our company with copies of all Section 16(a) reports they file. To our knowledge, based solely on a review of the copies of such reports furnished to the company and written representations of the reporting persons, during 2012, all Section 16(a) filing requirements applicable to our officers, directors and greater than 10% stockholders were complied with.

PROPOSAL ONE – ELECTION OF DIRECTORS

GENERAL INFORMATION

Our Board of Directors currently has eight authorized seats and is divided into three classes, with three Class I directors, three Class II directors, and two Class III directors. Each director serves for a term ending the date of the third annual stockholders meeting following the annual stockholders meeting at which such director's class was most recently elected and until a successor has been elected and qualified. The term of our two Class III directors will expire at the 2013 annual meeting and two Class III nominees are to be elected at the 2013 annual meeting to serve a three-year term expiring at the 2016 annual meeting of stockholders and until a successor has been elected and qualified. Christopher C. Dewey and Richard R. Pettingill, each of whom is currently serving as a director, have been nominated by our Board of Directors to serve as Class III directors.

Unless our stockholders specify otherwise, the shares represented by the accompanying proxy will be voted for the election of the nominees recommended by the Board of Directors. Our Board of Directors has no reason to believe that the listed nominees will be unable or unwilling to serve as directors if elected. However, if any nominee should be unable to serve or will not serve, then the shares represented by the accompanying proxy will be voted for another nominee, if any, selected by our Board of Directors.

Each director will be elected by a plurality of the votes cast at the annual meeting (assuming a quorum is present), subject to the majority voting provisions of our bylaws. Consequently, any shares not voted at the annual meeting, whether due to abstentions, broker non-votes or otherwise, will have no impact on the election of directors. However, pursuant to the majority voting provisions of our bylaws, any nominee for director who receives a greater number of votes "withheld" from his or her election than votes "for" such election must promptly tender his or her resignation to the corporate governance and nominating committee. The corporate governance and nominating committee (or, under certain circumstances, another committee appointed by our Board) will promptly consider that resignation and will recommend to our Board whether to accept the tendered resignation or reject it based on all relevant factors. Our Board must then act on that recommendation no later than ninety days following the date of the annual meeting. Within four days of our Board's decision, we must disclose the decision in a Current Report on Form 8-K filed with the SEC that includes a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the resignation.

The names of the nominees and directors, their ages as of April 8, 2013 and certain other information about them are set forth below. There are no family relationships among any of our directors or executive officers.

Our Board of Directors unanimously recommends that the nominees identified below be elected as directors and urges you to vote "FOR" each nominee. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" these nominees.

NOMINEES AND DIRECTORS CONTINUING IN OFFICE

Name of Nominee or Director	Age	Principal Occupation	Director Since
NOMINEES FOR ELECTION AT THE ANNUAL MEETING			
Christopher C. Dewey	68	Former Vice Chairman, National Holdings Corporation	2004
Richard R. Pettingill	64	Former President and Chief Executive Officer, Allina Hospitals and Clinics	2010
DIRECTORS CONTINUING IN OFFICE			
S. Morry Blumenfeld, Ph.D.	75	Founder, Meditech Advisors LLC and Meditech Advisors Management LLC	2005
Charles W. Federico(1)	64	Former President and Chief Executive Officer, Orthofix International N.V.	2007
Maurice R. Ferré, M.D.	52	Chairman of the Board, President, and Chief Executive Officer, MAKO Surgical Corp.	2004
John G. Freund, M.D.	59	Managing Director, Skyline Ventures	2008
Frederic H. Moll, M.D.	61	Chairman and Chief Executive Officer, Auris Surgical Robotics, Inc.	2007
William D. Pruitt	72	President, Pruitt Enterprises, LP	2008

(1) Independent Lead Director

Class III Director Nominees for Election for a Three-Year Term Expiring at the 2016 Annual Meeting of Stockholders

Christopher C. Dewey has served as one of our directors since our inception in November 2004. From January 2007 to April 2011, Mr. Dewey served as Vice Chairman of the board of directors of National Holdings Corporation, a financial services organization operating through its subsidiary, National Securities. From December 2006 to December 2008, Mr. Dewey served as acting Chief Executive Officer and director of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. Mr. Dewey has over twenty-five years of experience in finance, most recently as Executive Vice President of Jefferies & Company, Inc., the principal operating subsidiary of Jeffries Group, Inc., a securities and investment banking firm, from 1994 to December 2006. Mr. Dewey co-founded several companies, including Robotic Ventures LLC, Bonds Direct Securities LLC and Cannon Group Inc., a motion picture company that went public in 1972. Mr. Dewey currently serves on the board of Orthosensor, Inc., a medical device company and Auris Surgical Robotics, Inc., an ophthalmic robotics company. Mr. Dewey holds an M.B.A. from The Wharton School of the University of Pennsylvania. Mr. Dewey's long career in the financial services industry and as the chief executive officer and a director of our predecessor company, and his resulting expertise in corporate transactions and financial markets, along with his familiarity with our business and industry, led to the conclusion that he should serve as a director of our company.

Richard R. Pettingill has served as one of our directors since August 2010. Mr. Pettingill served as the President and Chief Executive Officer of Allina Hospitals and Clinics, Minnesota's largest healthcare organization, from 2002 until his retirement in 2009. While in this role, he also served on the board of directors of the Minnesota Hospital Association and the Minnesota Business Partnership. Prior to joining Allina Hospitals and Clinics, Mr. Pettingill served as Executive Vice President and Chief Operating Officer of Kaiser Foundation Health Plans and Hospitals from 1996 to 2002. From 1991 to 1995, he served as President and Chief Executive Officer of Camino Healthcare, a community based integrated delivery network. Mr. Pettingill is a director and member of the health IT standards, compensation and quality, compliance and ethics committees of Tenet Healthcare Corporation, as well as a director and member of the governance and nominating committee of Accuray Incorporated. Mr. Pettingill received a bachelor's degree from San Diego State University and a master's degree in health care administration from San Jose State University. He served as a 2010 Fellow in the Advanced Leadership Initiative program at Harvard University. Mr. Petttingill's leadership experience in the healthcare industry, including his experience as an executive and board member of several large healthcare organizations, and his resulting familiarity with our industry and skills in the areas of business development, corporate transactions, and corporate governance, led to the conclusion that he should serve as a director of our company.

Class I Directors with a Term Expiring at the 2014 Annual Meeting of Stockholders

S. Morry Blumenfeld, Ph.D. has served as one of our directors since July 2005. In 2003, Dr. Blumenfeld founded Meditech Advisors LLC and Meditech Advisors Management LLC, a member of Ziegler MediTech Partners, LLC, the sole general partner of Ziegler Meditech Equity Partners, LP, a private equity fund specializing in investments in healthcare and medical device companies. In April 2002, Dr. Blumenfeld retired as Managing Director of GE Medical Systems in Israel after more than thirty-four years with the company, where he helped initiate both GE's CT and MR business lines. Currently, he serves on the Board of Directors of a number of medical device and technology companies, including Oridion Systems Ltd., where he is a member of the compensation committee, Itamar Medical, where he is a member of the audit committee, Aposense LTD, and several private companies. Dr. Blumenfeld holds a B.A.Sc in engineering physics and a Ph.D. in molecular physics from the University of Toronto. Dr. Blumenfeld's leadership experience and international business, corporate transactions, and corporate governance expertise garnered from his business experience, as well as his familiarity with our industry, in particular his expertise in imaging and medical devices gained in part through his employment with GE, led to the conclusion that he should serve as a director of our company.

John G. Freund, M.D. has served as one of our directors since October 2008. Since 1997, Dr. Freund has been a Managing Director of Skyline Ventures, a venture capital firm. From September 1995 to September 1997, Dr. Freund was a Managing Director in the Alternative Assets Group at Chancellor Capital Management, an investment firm. In 1995, Dr. Freund co-founded Intuitive Surgical, Inc., a medical device company, and served on Intuitive's board of directors until March 2000. From June 1988 to December 1994, Dr. Freund held various positions at Acuson Corporation, a medical device company, including Executive Vice President. From 1982 to 1988, Dr. Freund was at Morgan Stanley & Co., Inc., an investment banking firm, where he was the co-founder of the Healthcare Group in the Corporate Finance Department and later was the original healthcare partner at Morgan Stanley Venture Partners, a venture capital firm affiliated with Morgan Stanley. Dr. Freund is currently the lead outside director and a member of the audit committee and the nominating and corporate governance committee of XenoPort Inc., a biotech company, a director and member of the contracts and governance committee and the nominating committee of the SmallCap World Fund, and a director and member of the contracts committee and the nominating and governance committee of each of The Growth Fund of America, Inc. and Fundamental Investors, Inc., each of which are U.S.-registered investment funds. Dr. Freund also is a director of a number of private companies. Dr. Freund served on the board of directors of Hansen Medical, Inc., a medical device company, from November 2002 to March 2010 and on the board of directors of MAP Pharmaceuticals Inc., a biotech company, from August 2004 until October 2011. Dr. Freund received an M.D. from Harvard Medical School in 1980 and an M.B.A. from Harvard Business School in 1982, where he was a Baker Scholar. Skyline Ventures was one of the investors in our October 2008 private placement. In connection with the private placement, we agreed that Skyline Ventures was entitled to appoint one representative to our Board of Directors so long as its affiliated funds hold at least 25% of the shares of our common stock that they purchased in the private placement. Dr. Freund was appointed to our Board pursuant to that agreement. We believe that Dr. Freund is qualified to serve as a director of our company due to his leadership experience in the life sciences industry, his experience as a director of several other medical device and biotech companies, his medical background, and his resulting skills in the areas of business development, corporate transactions, corporate communications, and enterprise risk management.

William D. Pruitt has served as one of our directors since June 2008. Mr. Pruitt is president of Pruitt Enterprises, LP, a business and accounting consulting firm. Mr. Pruitt is currently a director, chairman of the audit committee, and a member of the compensation committee of Swisher Hygiene, Inc., a provider of hygiene products, a director and chairman of the audit committee of Coral Gables Trust Company, a wealth management, trust and estate services firm, a director of Auxis, Inc., a management consulting and outsourcing firm, a director of Greensmith Energy Management Systems, an energy storage company, and a director and a member of the audit committee of NV5, Inc., a private engineering company, and TriPacific Advisors, Inc., an SEC registered investment advisor. Mr. Pruitt served as chairman of the audit committee and a member of the compensation committee of The PBSJ Corporation, an international professional services firm, until its sale in 2010 and chairman of the audit committee of Kos Pharmaceuticals, Inc., a fully integrated specialty pharmaceutical company, until its sale in 2006. He also was chairman of the audit committee for Adjoined Consulting, Inc., a full-service management consulting firm, until it was merged into Kanbay International, a global consulting firm, in February 2006. From 2002 to 2004, Mr. Pruitt provided market consultancy services to Ernst & Young LLP, our independent registered public accounting firm. From 1980 to 1999, Mr. Pruitt served as the managing partner for the Florida, Caribbean and Venezuela operations of the independent auditing firm of Arthur Andersen LLP. Mr. Pruitt holds a Bachelor of Business Administration from the University of Miami and is a Certified Public Accountant (inactive). Mr. Pruitt's experience in financial matters as a certified public accountant and as a former managing partner of an accounting firm and the skills he acquired through these positions in the areas of financial matters, public accounting, corporate transactions and enterprise risk management, as well as his background as a director and audit committee member of publicly-traded companies, led to the conclusion that he should serve as a director of our company.

Class II Directors with a Term Expiring at the 2015 Annual Meeting of Stockholders

Charles W. Federico, our independent Lead Director, has served as one of our directors since June 2007. From 2001 to April 2006, Mr. Federico served as President and Chief Executive Officer of Orthofix International N.V., a global diversified medical device company, and, from 1996 to 2001, President of Orthofix Inc. From 1985 to 1996, Mr. Federico was President of Smith & Nephew Endoscopy (formerly Dyonics, Inc.). From 1981 to 1985, Mr. Federico served as Vice President of Dyonics. Previously, he held management and marketing positions with General Foods Corporation, Puritan Bennett Corporation and LSE Corporation. Mr. Federico was previously a Trustee of the Orthopedic Research and Education Foundation and was a corporate governance panel member at the 2009 Florida Directors Institute. Mr. Federico previously served as the lead director and a member of the compensation and audit committees of Power Medical Interventions, Inc., as a director of Alveolus, Inc., as a director of Orthofix International N.V., chairman of the board and a member of the nominating and corporate governance and compensation committees of SRI/Surgical Express, Inc. and a director, chairman of the compensation committee, and member of the audit committee of BioMimetic Therapeutics, Inc. Mr. Federico holds a B.S. in marketing from Fordham University. Mr. Federico's leadership experience in the public and private sectors, his substantial career as an executive of a publicly traded medical device company, his experience serving on the board of directors for both public and private companies, and his resulting skills in the areas of corporate governance, corporate transactions, and enterprise risk management, as well his familiarity with our industry, led to the conclusion that he should serve as a director of our company.

Maurice R. Ferré, M.D. our founding President, Chief Executive Officer and Chairman of our Board of Directors, has been with us since our inception in November 2004. In May 2004, Dr. Ferré became Chief Executive Officer of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. Dr. Ferré served as Vice President of Strategic Development at GE Navigation, a division of GE Healthcare, from April 2002 until April 2004. In 1993, Dr. Ferré founded Visualization Technology, Inc., a medical device company for image-guided surgery, and served as its Chief Executive Officer until the company was acquired by GE Healthcare in April 2002. Dr. Ferré holds a B.A. in biology from Bennington College and a Masters in Public Health and an M.D. from Boston University. Dr. Ferré's experience as an executive of our company and other medical device companies and his resulting skills in the areas of corporate transactions, operations and manufacturing, business development, brand marketing, corporate communications and enterprise risk management, along with his familiarity with our business and industry and role as our President and Chief Executive Officer, led to the conclusion that he should serve as a director of our company and Chairman of the Board.

Frederic H. Moll, M.D. has served as one of our directors since August 2007. Dr. Moll is currently the Chairman and Chief Executive Officer of Auris Surgical Robotics, Inc., an ophthalmic robotics company. Dr. Moll co-founded Hansen Medical, Inc., a medical robotics company, in September 2002, served as its Chief Executive Officer through June 2010, and served on its board of directors through May 2012. In November 1995, Dr. Moll co-founded Intuitive Surgical, Inc., a medical device company, and served as its first Chief Executive Officer and later, its Vice President and Medical Director until September 2003. In 1989, Dr. Moll co-founded Origin Medsystems, Inc., a medical device company, which later became an operating company within Guidant Corporation, a medical device company, following its acquisition by Eli Lilly in 1992. Dr. Moll served as Medical Director of Guidant's surgical device division until November 1995. Dr. Moll holds a B.A. from the University of California, Berkeley, an M.S. from Stanford University and an M.D. from the University of Washington School of Medicine. Dr. Moll's leadership experience in the medical device industry, his long career as an executive of a publicly-traded company, his medical background, and his resulting skills in the areas of business development, corporate transactions, corporate communications and enterprise risk management led to the conclusion that he should serve as a director of our company.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

INDEPENDENT DIRECTORS

Our Board of Directors has determined that seven of the eight directors currently serving on our Board are independent directors under the independence standards of The NASDAQ Global Select Market; specifically, Messrs. Dewey, Federico, Pettingill and Pruitt and Drs. Blumenfeld, Freund, and Moll are independent.

In making determinations of independence with respect to Drs. Blumenfeld and Freund, each of whom is affiliated with a principal stockholder of our company, our Board considered the relationship between the director and the respective stockholder and determined, in each case, that the relationship did not impair the director's ability to act independently.

In accordance with the requirements of NASDAQ, our independent directors meet in regularly convened executive sessions at least twice per year, in conjunction with regularly scheduled Board meetings.

BOARD LEADERSHIP STRUCTURE

Our Board of Directors does not presently have a policy regarding the separation of the roles of Chief Executive Officer and Chairman of the Board as our Board of Directors believes it is in the best interest of the company to make that determination based on the current position and direction of the company and the membership of the Board of Directors. Dr. Ferré, our company's Chief Executive Officer, currently serves as Chairman of the Board. Our Board of Directors has determined that this combined role is in the best interests of our stockholders at this time because Dr. Ferré is the person best qualified to serve as Chairman of the Board given his history with our company and his skills and experience within the industry that we operate. Further, our Board of Directors believes that this leadership structure is appropriate at this time as it establishes a single leader with one vision setting the tone and direction for our company. Our Board of Directors believes that there is no single best organizational model that would be most effective in all circumstances and therefore retains the authority to modify this structure to best address our company's unique circumstances as and when appropriate.

In March 2009, our Board of Directors established the position of independent Lead Director to supplement the combined Chief Executive Officer and Chairman of the Board position. Charles W. Federico currently serves as our Lead Director. The Lead Director works closely with the Chairman of the Board to assure that our Board is able to more effectively and pro-actively execute its fundamental duties on an ongoing basis and to enhance our Board's ability to oversee and monitor the operations of our company. The primary responsibilities of the Lead Director include the following, among other things:

- Presiding at all meetings of the Board at which the Chairman of the Board is not present, including all executive sessions of the independent directors and establishing agendas for the executive sessions in consultation with the other directors and the Chairman of the Board;
- Working with the Chairman of the Board to establish meeting agendas for the Board of Directors and its committees;
- Reviewing all Board materials;
- Advising the Chairman of the Board regarding any director and stockholder concerns;
- Interviewing, along with the corporate governance and nominating committee, all candidates for our Board of Directors;
- Soliciting suggestions from the chairs of the Board's committees; and
- Participating with the Chairman of the Board and our executive officers in certain strategic planning and implementation tasks.

THE BOARD'S ROLE IN RISK OVERSIGHT

Our Board of Directors is responsible for overseeing the operational and strategic risk management processes that have been designed and implemented by our company's senior management. Our Board of Directors has delegated to its audit committee primary responsibility for reviewing the company's policies with respect to risk assessment and risk management. Each committee of our Board of Directors also oversees the management of company risks that fall within the committee's areas of responsibility. For example, the audit committee addresses significant financial risk exposures facing the company and the steps management has taken to monitor, control and report such exposures; the compensation committee addresses significant risk exposures facing the company with respect to compensation; and the corporate governance and nominating committee oversees corporate governance risks. Each committee reports to the full Board of Directors on a regular basis, including, as appropriate, an update on the committee's risk oversight activities. Our Board of Director's role in our company's risk oversight has not affected our leadership structure.

Our company has created a Risk Management Committee comprised of senior management from each operating division of the company that is responsible for identifying, assessing, and developing a mitigation strategy for significant enterprise risks that could impact our company's ability to meet our objectives and execute our strategic plan. Our Risk Management Committee periodically meets to identify, assess, and prioritize internal and external significant risks and to develop processes for responding to, mitigating, and monitoring such risks. The Risk Management Committee provides a summary of its activities and findings directly to the audit committee and, as appropriate, to the other committees and the full Board of Directors.

MEETINGS AND ATTENDANCE

During 2012, our Board of Directors held seventeen meetings. Each of our incumbent directors attended at least 75% of the aggregate number of meetings of the Board and the committees on which the director served, which were held during such director's term of office.

We have no policy requiring our directors to attend our annual stockholders meetings; however, our corporate governance guidelines provide that directors should make every effort to attend all annual and special meetings of stockholders, as well as meetings of our Board of Directors and meetings of the Board committees of which they are members. Eight of our then nine directors attended our 2012 annual stockholders meeting.

BOARD COMMITTEES AND MEETINGS

Our Board of Directors has a standing audit committee, compensation committee, and corporate governance and nominating committee. The Board has adopted, and may amend from time to time, a written charter for each of the committees. We maintain a website at *www.makosurgical.com* and make available on that website, free of charge, copies of each of the committee charters. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

The following table reflects the current membership of each standing committee of our Board of Directors and the number of meetings held during 2012:

Name	Audit	Compensation	Corporate Governance and Nominating
S. Morry Blumenfeld, Ph.D.		✓	
Christopher C. Dewey	✓	✓	
Charles W. Federico		Chair	Chair
Maurice R. Ferré, M.D.			
John G. Freund, M.D.			✓
Frederic H. Moll, M.D.			✓
Richard R. Pettingill	✓	✓	✓
William D. Pruitt	Chair		
2012 Meetings	7	8	3

As part of its standard practices, our Board of Directors will reconstitute the membership of each committee at our Board's annual meeting immediately following the 2013 annual stockholders meeting. We provide below information on each committee, including the functions.

Audit Committee

The functions of our audit committee include, among other things:

- Overseeing the audit and other services of our independent registered public accounting firm and being directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm, who will report directly to the audit committee;
- Reviewing and pre-approving the engagement of our independent registered public accounting firm to perform audit services and any permissible non-audit services;
- Overseeing compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;
- Reviewing our annual and quarterly financial statements and reports and discussing the financial statements and reports with our independent registered public accounting firm and management;
- Reviewing and approving all related person transactions;
- Reviewing with our independent registered public accounting firm and management significant issues that may arise regarding accounting principles and financial statement presentation, as well as matters concerning the scope, adequacy and effectiveness of our internal controls over financial reporting;
- Establishing procedures for the receipt, retention and treatment of complaints received by us regarding internal control over financial reporting, accounting or auditing matters;
- Reviewing with the company's management the company's policies with respect to risk assessment and risk management; and
- Preparing the audit committee report for inclusion in our proxy statement for our annual meeting.

Both our independent registered public accounting firm and management periodically meet privately with our audit committee.

Our Board of Directors has determined that each member of our audit committee is an independent director. Our Board of Directors has determined that Mr. Pruitt, the chair of the audit committee, qualifies as an audit committee financial expert within the meaning of SEC regulations and is financially sophisticated within the meaning of the NASDAQ listing standards. In making this determination, our Board considered the nature and scope of experience that Mr. Pruitt has previously had with publicly-reporting companies.

Compensation Committee

The functions of the compensation committee include, among other things:

- Determining the compensation and other terms of employment of our Chief Executive Officer and other executive officers and reviewing and approving corporate performance goals and objectives relevant to such compensation;
- Administering and implementing our incentive compensation plans and equity-based plans, including approving option grants, restricted stock and other awards;
- Evaluating and recommending to our Board of Directors the equity incentive compensation plans, equity-based plans and similar programs advisable for us, as well as modifications or terminations of existing plans and programs;
- Reviewing and approving the terms of any employment-related agreements, severance arrangements, change-in-control and similar agreements/provision and any amendments, supplements or waivers to the foregoing agreements with our Chief Executive Officer and other executive officers;

- Reviewing and discussing the Compensation Discussion and Analysis with management and determining whether to recommend to the Board the inclusion of the Compensation Discussion and Analysis in the annual report or proxy; and
- Preparing the compensation committee report for inclusion in our proxy statement for our annual meeting.

In making decisions concerning executive compensation, the compensation committee typically considers, but is not required to accept, the recommendations of Dr. Ferré, our President and Chief Executive Officer, regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Fritz L. LaPorte, our Chief Financial Officer, and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

In January 2012, the compensation committee engaged Pearl Meyer & Partners, or PM&P, an independent executive compensation consultant, to provide consulting services to the committee with respect to 2012 executive and director compensation. PM&P provides consulting services only to the committee, reports directly to the committee chairman, and only provides services that are requested by the committee, as further described below under "Determining Executive Compensation – Role of the Compensation Consultant and Benchmarking."

Our Board of Directors has determined that each member of our compensation committee is an independent director under the NASDAQ listing standards. Each member of our compensation committee is a non-employee director, as defined in Rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended, and an outside director, as defined pursuant to Section 162(m) of the Internal Revenue Code of 1986.

Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including the role of executive officers and compensation consultants in recommending executive compensation, is provided below under "Compensation Discussion and Analysis."

Corporate Governance and Nominating Committee

The functions of the corporate governance and nominating committee include, among other things:

- Evaluating director performance on the Board and applicable committees of the Board;
- Interviewing, evaluating, nominating and recommending individuals for membership on our Board of Directors;
- Evaluating nominations by stockholders of candidates for election to our Board;
- Reviewing and recommending to our Board of Directors any amendments to our corporate governance documents; and
- Making recommendations to the Board regarding management succession planning.

Our Board of Directors has determined that each member of our corporate governance and nominating committee is an independent director.

NOMINATION PROCESS

Under our corporate governance guidelines, the corporate governance and nominating committee is responsible for identifying and recommending to our Board of Directors qualified candidates for Board membership. In considering potential candidates for Board membership, the corporate governance and nominating committee considers the entirety of each candidate's credentials. Qualifications for consideration as a director nominee may vary according to the particular areas of expertise being sought as a complement to the existing composition of the Board. However, at a minimum, candidates for the Board must possess:

- high personal and professional ethics and integrity;
- an ability to exercise sound judgment;
- an ability to make independent analytical inquiries;
- a willingness and ability to devote adequate time and resources to diligently perform Board duties; and
- appropriate and relevant business experience and acumen.

In addition to the aforementioned minimum qualifications, the corporate governance and nominating committee may take into account other factors when considering whether to nominate a particular person. These factors include:

- whether the person possesses specific industry expertise and familiarity with general issues affecting our business;
- whether the person's nomination and election would enable our Board to have a member that qualifies as an "audit committee financial expert" as this term is defined by the SEC in Item 407 of Regulation S-K, as may be amended;
- whether the person would qualify as an independent director;
- the importance of continuity of the existing composition of the Board; and
- the importance of diversified Board membership, in terms of both the individuals involved and their various experiences and areas of expertise.

A director candidate should have expertise, skills, knowledge and experience that, when taken together with that of other Board members, will lead to a Board of Directors that is effective, collegial and responsive to the needs of our company and our stockholders.

While the corporate governance and nominating committee does not have a formal policy relating specifically to the consideration of diversity in identifying director nominees, the committee does, as noted above, consider the importance of a diversified Board membership, including diversity of viewpoint, background, industry knowledge and perspective, as part of its overall evaluation of candidates for director nominees.

The corporate governance and nominating committee may seek to identify director candidates based on input provided by a number of sources, including (i) committee members, (ii) our other directors, (iii) our stockholders, (iv) our Chief Executive Officer and (v) third parties. The corporate governance and nominating committee also has the authority to consult with or retain advisors or search firms to assist in the identification of qualified director candidates.

The corporate governance and nominating committee gives appropriate consideration to candidates for Board membership recommended for nomination by stockholders and evaluates such candidates in the same manner as other candidates identified to the committee. Stockholders who wish to nominate director candidates for election by stockholders at the annual meeting may do so in the manner disclosed in the Questions and Answers section of this proxy statement in accordance with the provisions of our bylaws. Members of the corporate governance and nominating committee will discuss and evaluate possible candidates in detail prior to recommending them to the Board.

The corporate governance and nominating committee is also responsible for initially assessing whether a candidate would be an independent director. Our Board of Directors, taking into consideration the recommendations of the corporate governance and nominating committee, is responsible for selecting the nominees for election to the Board by the stockholders and for appointing directors to the Board to fill vacancies and newly created directorships, with primary emphasis on the criteria set forth above. The Board, taking into consideration the assessment of the corporate governance and nominating committee, also determines whether a nominee or appointee would be an independent director.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our compensation committee is or has been an officer or employee of the company. None of our executive officers served on the board of directors or compensation committee of any other entity that has or has had an executive officer who served as a member of our Board of Directors or compensation committee during 2012. Each of Dr. Blumenfeld and Mr. Dewey had relationships with the company during 2012 that were disclosed as related person transactions. See "Certain Relationships and Related Person Transactions – Sensor Agreement" below.

CORPORATE GOVERNANCE GUIDELINES AND CODE OF BUSINESS CONDUCT AND ETHICS

Our Board of Directors has adopted a Code of Business Conduct and Ethics applicable to all of our directors, officers, and employees, including, without limitation, our principal executive officer, principal financial officer, controller, and persons performing similar functions. In addition, our Board of Directors also has adopted Corporate Governance Guidelines to assist our Board in exercising its duties. The Code of Business Conduct and Ethics and our Corporate Governance Guidelines are available, free of charge, on the Investor Relations section our website at *www.makosurgical.com*. We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding any waivers from or amendments to any provision of the Code of Business Conduct and Ethics by disclosing such information on the same website. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

You can contact our Board of Directors to provide comments, to report concerns, or to ask a question, at the following address: Corporate Secretary, MAKO Surgical Corp., 2555 Davie Road, Fort Lauderdale, Florida, 33317. You may submit your concern anonymously or confidentially by postal mail. You may also indicate whether you are a stockholder, customer, supplier or other interested party. Communications are distributed to the Board of Directors, or to any individual director or directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, our Board of Directors has requested that certain items that are unrelated to the duties and responsibilities of the Board should be excluded, such as:

- Product complaints
- Product inquiries
- New product suggestions
- Resumes and other forms of job inquiries
- Surveys
- Business solicitations or advertisements

In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management director upon request.

You may also communicate online with our Board of Directors as a group by visiting the Investor Relations section of our website at *www.makosurgical.com*.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

POLICIES AND PROCEDURES FOR RELATED PERSON TRANSACTIONS

We have adopted a Related Person Transactions Policy pursuant to which our executive officers, directors and principal stockholders, including their immediate family members, are not permitted to enter into a related person transaction with us without the consent of our audit committee, other independent committee of our Board of Directors, or the full Board. Any request for us to enter into a transaction with an executive officer, director, principal stockholder or any of such person's immediate family members in which the amount involved exceeds $120,000 must be presented to our audit committee for review, consideration and approval. All of our directors, executive officers and employees are required to report to our audit committee any such related person transaction. In approving or rejecting the proposed transaction, our audit committee shall take into account, among other factors it deems appropriate, whether the proposed related person transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the person's interest in the transaction and, if applicable, the impact on a director's independence. After consideration of these and other factors, the audit committee may approve or reject the transaction. Under the policy, if we should discover related person transactions that have not been approved, the audit committee will be notified and will determine the appropriate action, including ratification, rescission or amendment of the transaction.

SENSOR AGREEMENT

In August 2009, we entered into an agreement with a Orthosensor, Inc. associated with the potential future development of intellectual property and technology related to sensing devices in orthopedics. The agreement required an initial payment of $50,000 and required future payments in the event that we decided to enter into a licensing and supply agreement with Orthosensor, Inc. following the end of the research and development period. In August 2010, we exercised our option to enter into a non-exclusive license and supply agreement for an upfront payment of $250,000. In October 2010, we exercised our option to enter into an exclusive license and supply agreement which required an upfront payment of $500,000 and a future payment of $250,000, which was due in 2011 and paid.

Ziegler MediTech Equity Partners LP, an affiliate of S. Morry Blumenfeld, a member of our Board of Directors, and Christopher C. Dewey, a member of our Board of Directors, beneficially owned approximately 10% and 5% respectively, of the issued and outstanding stock of Orthosensor, Inc. at the time we entered into the agreement. Currently, Ziegler MediTech Equity Partners LP and Mr. Dewey beneficially own approximately 20% and 3%, respectively, of the issued and outstanding stock of Orthosensor, Inc.. The members of the audit committee of our Board of Directors having no financial interest in the agreement previously approved the terms of the agreement and payments thereunder and, in 2012, approved the continuation of the arrangement.

EMPLOYMENT OF RELATED PERSON

Florence Ferré joined the company in January 2012 as a consultant and was hired as a full-time employee in April 2012 as the Manager of Business Planning, a non-executive officer position, at a base salary of $105,000, with a one-time relocation bonus of $2,500 and reimbursement of approximately $5,000 of moving expenses which, together with her potential bonus and other benefits, has the potential to exceed the $120,000 threshold set forth in our Related Person Transactions Policy. Ms. Ferré is the sister of Maurice R. Ferré, M.D., our President and Chief Executive Officer and Chairman of our Board of Directors. Ms. Ferré's compensation is comparable to other company employees at a similar level. Ms. Ferré was not hired by, and does not report to, Dr. Ferré. The members of the audit committee of our Board of Directors approved the hiring of Ms. Ferré and, in late 2012, approved the continuation of her employment arrangement.

We do not believe that there has been any other transaction or series of similar transactions during 2012, or is any currently proposed transaction or series of similar transactions, to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any director, executive officer or principal stockholder, or members of any such person's immediate family, had or will have a direct or indirect material interest, other than compensation described in "Executive Compensation." We intend that any such future transactions will be approved by our audit committee and will be on terms no less favorable to our company than could be obtained from unaffiliated third parties.

2012 DIRECTOR COMPENSATION

Annual Cash Compensation

Non-employee directors receive fees for their services as members of the Board and any committees of the Board. We provide our non-employee directors with annual cash retainers and per meeting attendance fees for their service on the Board. No director compensation is paid to any director who is also an employee. The following table sets forth the non-employee director compensation schedule in effect through May 31, 2012:

Service	Compensation
Annual Board Retainer	$24,000
Annual Lead Director Retainer (1)	$16,000
In Person Board or Committee Meeting Fee	$1,000
Telephonic or Video Board or Committee Meeting Fee	$500

(1) Lead Director Retainer is in addition to the Board Retainer

In January 2012, the compensation committee engaged PM&P to provide consulting services to the committee with respect to 2012 director compensation. After reviewing the recommendations made by PM&P, in May 2012, the compensation committee approved a revised cash compensation package for our non-employee directors effective June 1, 2012, as set forth in the following table:

Service	Compensation
Annual Board Retainer	$30,000
Annual Lead Director Retainer (1)	$30,000
Annual Audit Committee Chair Retainer (2)	$10,250
Annual Compensation Committee Chair Retainer (2)	$6,600
Annual Corporate Governance & Nominating Chair Retainer (2)	$5,000
Annual Audit Committee Member Retainer	$8,500
Annual Compensation Committee Member Retainer	$5,000
Annual Corporate Governance & Nominating Member Retainer	$4,000
In Person Board or Committee Meeting Fee	$1,000
Telephonic or Video Board or Committee Meeting Fee	$500

(1) Lead Director retainer is in addition to the Board retainer

(2) The retainer for serving as a committee chair is in lieu of the retainer for serving as a member of the same committee

Equity Compensation

On a case-by-case basis, non-employee directors may be entitled to receive options, in an amount determined by our Board of Directors or its compensation committee in its respective discretion, to purchase shares of common stock upon initial election or appointment to the Board of Directors. In determining the number of options granted to a director upon initial election or appointment, the compensation committee uses its judgment and, consistent with our compensation objectives, maintains the flexibility necessary to recruit qualified and experienced directors.

Non-employee directors receive an annual equity grant in connection with the annual meeting of our stockholders. For 2012, each non-employee director received an annual grant of 3,338 options to purchase shares of our company's common stock. Grants are made pursuant to our 2008 Omnibus Incentive Plan, the exercise price is equal to the fair market value of our common stock on the day of grant, and the option grant vests ratably quarterly over one year.

The following table sets forth information with respect to the compensation of all our non-employee directors during 2012.

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)(1)	Total ($)
S. Morry Blumenfeld, Ph.D.	$44,917(2)	$40,056(3)	$ 84,973
Christopher C. Dewey	$55,375(4)	$40,056(3)	$ 95,431
Charles W. Federico	$74,434(5)	$40,056(6)	$114,490
John G. Freund, M.D.	$41,833(7)	$40,056(3)	$ 81,889
Frederic H. Moll, M.D.	$40,333(8)	$40,056(9)	$ 80,389
Richard R. Pettingill	$46,458(10)	$40,056(3)	$ 86,514
William D. Pruitt	$47,979(11)	$40,056(12)	$ 88,035
John J. Savarese, M.D.(13)	$17,333(14)	$40,056(3)	$ 57,389

(1) Amounts represent the aggregate grant date fair value of awards granted by the company during 2012, as computed in accordance with Accounting Standards Codification ("ASC") 718, *Compensation-Stock Compensation*, disregarding any estimated forfeitures relating to service-based vesting conditions. For a discussion of the assumptions made in the valuation of these awards, see Note 9 to Financial Statements in our Form 10-K for the year ended December 31, 2012. The 2012 Director Option Awards Table below provides further detail on director option grants made in 2012.

(2) Includes a director retainer of $27,500, a compensation committee member retainer of $2,917, $7,000 for Board and committee meetings attended in 2012, and $7,500 for telephonic or video Board and committee meetings attended in 2012.

(3) As of December 31, 2012, Drs. Blumenfeld, Freund and Savarese and Messrs. Dewey and Pettingill each held options exercisable for 9,938 shares, 8,269 of which had vested and become exercisable.

(4) Includes a director retainer of $27,500, an audit committee member retainer of $4,958, a compensation committee member retainer of $2,917, $10,000 for Board and committee meetings attended in 2012, and $10,000 for telephonic or video Board and committee meetings attended in 2012.

(5) Includes a director retainer of $27,500, a Lead Director retainer of $24,167, a compensation committee chair retainer of $3,850, a corporate governance and nominating committee chair retainer of $2,917, $9,000 for Board and committee meetings attended in 2012, and $7,000 for telephonic or video Board and committee meetings attended in 2012.

(6) As of December 31, 2012, Mr. Federico held options exercisable for 40,463 shares, 38,794 of which had vested and become exercisable.

(7) Includes a director retainer of $27,500, a corporate governance and nominating committee member retainer of $2,333, $6,000 for Board and committee meetings attended in 2012, and $6,000 for telephonic or video Board and committee meetings attended in 2012.

(8) Includes a director retainer of $27,500, a corporate governance and nominating committee member retainer of $2,333, $6,000 for Board and committee meetings attended in 2012, and $4,500 for telephonic or video Board and committee meetings attended in 2012.

(9) As of December 31, 2012, Dr. Moll held options exercisable for 25,613 shares, 23,944 of which had vested and become exercisable.

(10) Includes a director retainer of $27,500, an audit committee member retainer of $4,958, $7,000 for Board and committee meetings attended in 2012, and $7,000 for telephonic or video Board and committee meetings attended in 2012.

(11) Includes a director retainer of $27,500, an audit committee chair retainer of $5,979, $7,000 for Board or committee meeting attended in 2012, and $7,500 for telephonic or video Board or committee meeting attended in 2012.

(12) As of December 31, 2012, Mr. Pruitt held options exercisable for 23,138 shares, 21,469 of which had vested or become exercisable.

(13) Dr. Savarese served as a director until his resignation on July 19, 2012.

(14) Includes a director retainer of $12,500, a corporate governance and nominating committee member retainer of $333, $2,000 for Board and committee meetings attended in 2012, and $2,500 for telephonic or video Board and committee meetings attended in 2012.

2012 Director Option Awards Table

Name	Grant Date	Number of Securities Underlying Options (#)(1)	Grant Date Fair Value of Option Awards ($)(2)
S. Morry Blumenfeld, Ph.D.	6/11/12	3,338	$40,056
Christopher C. Dewey	6/11/12	3,338	$40,056
Charles W. Federico	6/11/12	3,338	$40,056
John G. Freund, M.D.	6/11/12	3,338	$40,056
Frederic H. Moll, M.D.	6/11/12	3,338	$40,056
Richard R. Pettingill	6/11/12	3,338	$40,056
William D. Pruitt	6/11/12	3,338	$40,056
John J. Savarese, M.D.	6/11/12	3,338	$40,056

(1) Option awards granted to each named executive officer during 2012 vest ratably quarterly over one year.

(2) Amounts represent the aggregate grant date fair value of awards granted by the company during 2012, as computed in accordance with ASC 718, disregarding any estimated forfeitures relating to service-based vesting conditions. For a discussion of the assumptions made in the valuation of these awards, see Note 9 to Financial Statements in our Form 10-K for the year ended December 31, 2012.

We reimburse all of our directors for their reasonable out-of-pocket travel expenses associated with attending Board or committee meetings in person. Dr. Ferré, our only employee director, does not receive any additional compensation for his services as a director.

EXECUTIVE OFFICERS

Our executive officers, their respective ages as of April 8, 2013, and their positions with our company are as follows:

Name	Age	Position
Maurice R. Ferré, M.D.	52	President, Chief Executive Officer and Chairman
Fritz L. LaPorte	43	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer
Ivan Delevic	47	Senior Vice President of Marketing
Menashe R. Frank	46	Senior Vice President, General Counsel and Secretary
Lawrence T. Gibbons	61	Senior Vice President of Regulatory Affairs and Quality Assurance
Richard Leparmentier	45	Senior Vice President of Engineering
Christopher R. Marrus (1)	46	Senior Vice President of Sales
Duncan H. Moffat	52	Senior Vice President of Operations

(1) Mr. Marrus was promoted to Senior Vice President of Sales on February 21, 2013.

The principal occupations and positions for at least the past five years of the executive officers named above are as follows:

Maurice R. Ferré, M.D. Please see "Election of Directors" above.

Fritz L. LaPorte, our Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer, has been with us since our inception in November 2004. From 2001 to November 2004, Mr. LaPorte served as Chief Financial Officer of Z-KAT, Inc., a surgical navigation medical device company that incorporated MAKO Surgical Corp. From 1997 to 2000, Mr. LaPorte served as the Director of Finance for Holy Cross Hospital, Inc., a 580-bed acute care facility in Fort Lauderdale, Florida. From 1993 to 1997, Mr. LaPorte served as a Senior Auditor in the Assurance Healthcare Group of Ernst & Young LLP, our independent registered public accounting firm. Mr. LaPorte holds a B.B.A. in accounting from Florida Atlantic University and is a Certified Public Accountant.

Ivan Delevic, our Senior Vice President of Marketing, has been with us since April 2009. Beginning in 2007 through April 2009, Mr. Delevic was a business development consultant to medical device companies through ATID Group Inc. and IDAT LLC, companies he founded in 2007. From 1996 to 2007, Mr. Delevic held various positions with General Electric's healthcare division, both domestically and internationally, including as General Manager for Molecular Imaging EMEA, Global Marketing and Sales Manager for Surgical Navigation, Business Development Manager with GE Healthcare's Global Business Development, Six Sigma Leader & Black Belt for Global Functional Imaging, and Sales Manager for Southeastern Europe. From 1992 to 1996, Mr. Delevic worked for Johnson & Johnson, Inc. as a Business Manager in Budapest, Hungary. Mr. Delevic holds a M.B.A. from the Technical University of Budapest through a joint program with Herriot-Watt University and a M.S. in Electrical Engineering from the Technical University of Budapest.

Menashe R. Frank, our Senior Vice President, General Counsel and Secretary, has been with us since our inception in November 2004. From July 2004 to November 2004, Mr. Frank was a legal consultant to Z-KAT, Inc. Mr. Frank specialized in corporate transactions and governance as an attorney with the law firm of Hogan & Hartson (now Hogan Lovells) from 2001 to June 2004, and the law firm of Baker & McKenzie from 2000 to 2001. Mr. Frank served as Chief Legal Officer for Enticent.com, Inc. from 1998 to 2000 and was an associate in the business finance and restructuring department of the law firm of Weil, Gotshal & Manges LLP from 1996 to 1998. Mr. Frank holds a B.A. in political science from American University and a J.D. from the University of Miami School of Law.

Lawrence T. Gibbons, our Senior Vice President of Regulatory Affairs and Quality Assurance, has been with us in his current position since February 2012. Prior to accepting his current position at our company, Mr. Gibbons provided us with consulting services through his former consulting firm, Quality Systems Consulting Services. From 2007 to 2011, Mr. Gibbons held various positions with Fisher & Paykel Healthcare, a medical device manufacturer, including Managing Director, Mexico and Special Consultant to CEO, and was responsible for establishing a manufacturing facility in Mexico and establishing the quality system at the company's New Zealand headquarters and manufacturing site. From 2004 to 2006, Mr. Gibbons served as Vice President of Quality Assurance of Baxter International, Inc., a global healthcare company, where he was responsible for leading the quality function and overseeing the implementation of the company's various quality programs. Prior to joining Baxter, Mr. Gibbons was vice president of quality assurance and regulatory affairs for Tyco Healthcare. Mr. Gibbons spent more than 20 years in various quality and regulatory positions with increasing responsibility at Kendall Company, which was acquired by Tyco Healthcare in 1994. Prior to joining Kendall Company, Mr. Gibbons was an investigator with the U.S. Food and Drug Administration's Boston District Office. Mr. Gibbons currently serves on the board of directors of Fisher & Paykel Healthcare de Mexico. Mr. Gibbons holds a B.S. in microbiology from the University of Massachusetts.

Richard Leparmentier, our Senior Vice President of Engineering, has been with us since March 2010. From 2007 to 2010, Mr. Leparmentier served as U.S. VP of Design and Engineering for ASML, a Dutch lithography equipment company, where he managed a team of approximately 320 engineers across the U.S. and the Netherlands. From 1995 to 2006, Mr. Leparmentier held various positions with GE Healthcare, including Vice President of OEC-Surgery Engineering, a leader in surgical x-ray and navigation equipment, where he managed approximately 270 engineers and his responsibilities included new product development through both internal development and business development, Engineering Manager for radiography products in China, and Lead System Designer for radiographic products in Buc, France. Mr. Leparmentier holds an engineering degree in Biology and Micromechanics from Ecole Polytechnique in France, an engineering degree from Ecole Nationale Supérieure des Télécommunications in France, and an M.B.A. from NYU Stern School of Management.

Christopher R. Marrus, our Senior Vice President of Sales, has been with us in his current position since February 2013. Mr. Marrus joined our company in February 2012 and initially served as our Regional Sales Manager for RIO Sales, East, from February 2012 to January 2013 and thereafter as our Senior Director of Sales, East until his promotion to his current position. Mr. Marrus has worked in medical device sales for over fifteen years while managing both capital and procedural sales, national accounts and clinical training. From July 2010 to December 2011, he served as the Vice President of U.S. Sales for EndoGastric Solutions, Inc., a medical device company that develops surgical devices for reconstructive gastrointestinal procedures via a transoral approach, where he was responsible for domestic sales and clinical training. From 2004 to 2010, Mr. Marrus held various positions with Intuitive Surgical, Inc., a surgical robotic company, including Area Vice President, where he managed a large portion of the company's national sales team and his responsibilities included both capital and procedural sales. Mr. Marrus holds a B.A. in History from Louisiana State University, and a J.D. from Tulane University.

Duncan H. Moffat, our Senior Vice President of Operations, has been with us since April 2008. From 2001 to 2008, Mr. Moffat served as Vice President of Operations for the nuclear medicine business of Philips Medical Systems, a worldwide manufacturer of medical imaging equipment. From 1998 to 2001, Mr. Moffat served as Vice President of Operations for Lumisys, a start-up company providing digital x-ray products that was sold to Eastman Kodak in 2001. Beginning in 1982, Mr. Moffat held various positions with the Lucas companies, first with two Lucas affiliates in England, followed by a position as project manager with Lucas Control Systems Products, Hampton, Virginia, and then by a position as Director of Operations with Lucas Deeco Systems, Hayward, California, from 1995 to 1998. Mr. Moffat holds a Bachelor of Science in Electrical and Electronic Engineering, Strathclyde University, Glasgow, Scotland.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

The purpose of this Compensation Discussion and Analysis is to provide material information about the compensation of the following current and former executive officers, who are referred to in this Compensation Discussion and Analysis and in the subsequent Executive Compensation section as our named executive officers: Maurice R. Ferré, our President, Chief Executive Officer, and Chairman, Fritz L. LaPorte, our Senior Vice President of Finance and Administration, Chief Financial Officer, and Treasurer, Ivan Delevic, our Senior Vice President of Marketing, Menashe R. Frank, our Senior Vice President and General Counsel, Lawrence T. Gibbons, our Senior Vice President of Regulatory Affairs and Quality Assurance, and Steven J. Nunes, our former Senior Vice President of Sales and Marketing. Mr. Nunes resigned as our Senior Vice President of Sales and Marketing effective July 17, 2012.

We sometimes refer to our compensation committee in this section as "the committee."

EXECUTIVE SUMMARY

This Compensation Discussion and Analysis provides an analysis and explanation of our executive compensation program and the compensation derived by our named executive officers from this program. In particular, it explains our compensation philosophy, the elements of our executive compensation program including base salary, cash bonuses, and long-term equity compensation, and a summary of the key provisions of our employments agreements with each of our named executive officers, including the change in control arrangements.

We seek to closely align the interests of our named executive officers with the interests of our shareholders. Our executive compensation programs are designed to reward our named executive officers for the achievement of short-term and long-term strategic and operational goals and the achievement of increased total shareholder return, while at the same time avoiding the encouragement of unnecessary or excessive risk-taking.

As further discussed below under Determining Executive Compensation - Role of the Compensation Consultant and Benchmarking, in January 2012, the compensation committee engaged Pearl Meyer & Partners, or PM&P, an independent executive compensation consultant, to provide consulting services to the committee with respect to 2012 executive and director compensation. Following their review of our executive compensation programs, PM&P concluded as follows:

- The base salaries of our named executive officers were approximately 10% below our peer group median.
- The target cash bonus opportunities available to our named executive officers were approximately 10% to 15% below our peer group median.
- The total cash compensation available to our named executive officers were approximately 15% below our peer group median.
- The fair value of the equity grants provided to our named executive officers in 2011 was between the 50th to 75th percentile of our peer group.

Based on the foregoing, and with the advice of PM&P, in early 2012 the committee increased the base salaries of our named executive officers by six percent, increased the cash bonus opportunities for 2012, and reduced the size of the equity grants provided to our named executive officers in early 2012 (as compared to prior years).

We had a challenging year in 2012 as we experienced slower than expected growth and a substantial decrease in our stock price. This 2012 performance affected compensation for our named executive officers in 2012 as follows:

- Total revenue, net loss, and working capital are the key metrics under our cash bonus plan applicable to our management level employees, including our named executive officers. Our company failed to satisfy the target performance goals for certain of these metrics during 2012; accordingly, no annual cash bonuses were earned by, or paid to, our named executive officers with respect to 2012 performance.
- The fair market value of the shares of common stock underlying the equity grants provided to our named executive officers in early 2012 was significantly below the exercise price of the equity grants by the end of 2012.

- The performance period with respect to the restricted stock granted to Dr. Ferré in 2010 and 2011 in connection with his long-term incentive strategy ended on March 31, 2013. Since the target price for our company's stock was not achieved at the end of the performance period, such shares were not earned by Dr. Ferré and were forfeited in their entirety.

In addition, in early 2013, in light of our company's 2012 performance, the committee determined to not provide any individual base salary increases for our named executive officers in 2013 other than a 1.7% cost of living adjustment.

We encourage you to read this Compensation Discussion and Analysis for a detailed discussion and analysis of our executive compensation program, including information about the 2012 compensation of our named executive officers.

COMPENSATION PHILOSOPHY AND OBJECTIVES

Our compensation philosophy is to offer our executive officers, including the named executive officers, compensation and benefits that are competitive and that meet our goals of attracting, motivating, and retaining highly skilled management so that we can achieve our financial and strategic objectives to create long-term value for our stockholders. We believe that compensation should be determined within a framework that is intended to reward individual contribution and strong financial performance by our company. Within this overall philosophy, our objectives are to:

- *Drive company performance.* Our incentive plans are designed to reward annual and long-term company performance by focusing on the achievement of strategic and financial performance measures that influence stockholder value.
- *Facilitate alignment with stockholders.* Our long-term incentives are delivered in the form of equity to provide executives with a direct interest in the performance of our stock.
- *Be fair and equitable.* Our executive compensation programs are designed to provide compensation that is fair and equitable based on our company's overall performance as well as the individual contributions of our executive officers. In addition to conducting analyses of market pay levels, we consider the pay of the named executive officers relative to one another and relative to other members of the executive team.
- *Provide leadership stability and continuity.* Our compensation program is designed to reward both long-term contributions and retain and motivate our executive officers as well as attract new executive talent. We recognize that the stability of the leadership team enhances our company.
- *Be competitive.* We conduct market pay analyses to ensure the compensation we pay our executive officers is competitive in terms of elements of pay, program design and resulting levels of pay.
- *Reflect factors of role and individual.* We consider the individual situation of each of our executive officers to ensure we are compensating for the executive officer's responsibilities and individual skills and performance.

DETERMINING EXECUTIVE COMPENSATION

Role of the Compensation Committee and Input from Management

Our Board of Directors has delegated to its compensation committee the authority to make all final decisions regarding the compensation of our named executive officers, although on occasion the compensation committee has referred recommended actions to the Board of Directors for final resolution. In making such decisions, the compensation committee considers the various factors described below in this Compensation Discussion and Analysis with respect to particular compensation elements.

When making compensation decisions, the compensation committee also typically considers, but is not required to accept, the recommendations of Dr. Ferré regarding the performance and proposed base salary, bonus target and equity awards for our named executive officers, including Dr. Ferré. The compensation committee may also request the assistance of Mr. LaPorte and our human resources department in evaluating the financial, accounting and tax implications of various compensation awards paid to the named executive officers. Neither Mr. LaPorte nor our human resources employees, however, recommend or determine the amounts or types of compensation paid to the named executive officers. Dr. Ferré and certain of our other executive officers may attend compensation committee meetings, as requested by the chairman of the compensation committee and depending on the issues to be discussed by the compensation committee, but none of these executive officers, including Dr. Ferré, attends any portion of the compensation committee meetings during which his compensation is discussed and approved.

Role of the Compensation Consultant and Benchmarking

In making its 2012 compensation decisions, the compensation committee considered input received from PM&P. After engaging PM&P and following the publication of SEC rules and NASDAQ listing standards regarding the independence of compensation committee advisors, the compensation committee reviewed the independence of PM&P and the individual representatives of PM&P who served as the committee's consultants in light of the new requirements, considering the following specific factors: (1) other services provided to us by PM&P; (2) fees paid by our company to PM&P as a percentage of PM&P's total revenue; (3) policies and procedures maintained by PM&P that are designed to prevent a conflict of interest; (4) any business or personal relationships between the individual PM&P representatives and any member of the committee; (5) any business or personal relationships between our executive officers and PM&P or the individual PM&P representatives; and (6) any company stock owned by the individual PM&P representatives. The committee concluded, based on the evaluation described above, that PM&P was independent and that no conflict of interest was raised by the services performed by PM&P.

The committee instructed PM&P to provide advice and guidance to the committee regarding our executive compensation program and to conduct a competitive market review and analysis of our executive compensation program, including a comparison of the compensation of our executive officers relative to the compensation paid to similarly-situated executives at companies that we consider to be our peers, a practice often referred to as "benchmarking."

The compensation committee believes that a benchmark should be just that—a point of reference for measurement—but not the determinative factor for the compensation of our executive officers. The committee recognizes that our executive compensation program must be competitive in the marketplace and believes that the comparative compensation information assists the committee in assessing the competitiveness of our executive compensation. Because the comparative compensation information is just one tool used in setting executive compensation, the compensation committee has discretion in determining the nature and extent of its use. Further, given the limitations associated with comparative pay information for setting individual executive compensation, the committee may elect to not use the comparative compensation information at all in the course of making compensation decisions.

At the instruction of the compensation committee, PM&P recommended, and the compensation committee approved, the following peer group of publicly traded companies classified in the Health Care Equipment and Supplies Industry by Standard & Poors for use in benchmarking the compensation of our executive officers:

Abaxis, Inc.	DexCom, Inc.	Nuvasive, Inc.
Abiomed, Inc.	Endologix, Inc.v	Nxstage Medical, Inc.
Alphatec Holdings, Inc.	Heartware International, Inc.	Solta Medical, Inc.
Cantel Medical Corp.	Insulet Corp.	Synovis Life Technologies, Inc.
Cardiovascular Systems, Inc.	Medical Action Industries	Thoratec Corp.
Conceptus, Inc.	Natus Medical, Inc.	Vascular Solutions, Inc.
Cyberonics, Inc.	Neogen Corp.	Volcano Corp.

The committee believes that this peer group of companies is representative of the sector in which we operate. The group was chosen because of each company's relative size as measured by revenue, enterprise value (market capitalization plus book value of debt), number of employees, and cumulative annual growth in revenue over the three prior years. PM&P also utilized data from Radford's Global Life Sciences and High Technology Executive Total Direct Compensation Surveys that relate to medical devices companies with revenues of less than $250 million. These surveys are total compensation surveys that include total direct compensation, including base salary, annual short-term incentive compensation, and long-term incentive compensation and are widely used and known within the global sciences and high technology industries. The compensation committee was not aware of the identities of the individual participating companies in the surveys.

In 2012, the compensation committee considered the executive compensation practices of our peer group as well as the survey data provided by PM&P in connection with its determination of the elements of our executive compensation program, which elements are described in detail below. The compensation committee did not, however, seek to offer compensation to our named executive officers at any specific level as measured against our selected peer group. Rather, the compensation committee reviewed and analyzed the peer group and survey data to inform its decisions and provide the committee with a sense of the competitive landscape for executive talent.

Role of Advisory Vote to Approve Compensation of our Named Executive Officers

The compensation committee also considers the results of our stockholders' advisory vote to approve the compensation of our named executive officers when determining executive compensation. At our 2012 annual meeting of stockholders, over 97% of the votes cast on the advisory vote expressed approval of the compensation of our named executive officers. The compensation committee believes this vote reflects general approval of our company's approach to executive compensation, and it did not implement any significant changes in the structure of our executive compensation program as a direct result of the vote. The compensation committee will continue to consider the results of the annual advisory vote to approve compensation when making future compensation decisions for our named executive officers.

ELEMENTS OF OUR EXECUTIVE COMPENSATION PROGRAM

The principal elements of our executive compensation program have traditionally been base salary, cash bonus compensation and long-term equity compensation in the form of stock options or shares of restricted stock. We also have provided some named executive officers with perquisites and other benefits that the compensation committee believes were reasonable and consistent with the objectives of our executive compensation programs, as discussed below. During 2012, we made grants of incentive compensation to certain of our employees, including our named executive officers. We discuss the grants more fully below. Based on our company's performance in 2012, no grants of performance-based compensation under our 2012 Leadership Cash Bonus Plan were paid to any employees, including the named executive officers.

Each of these forms of compensation enables the satisfaction of one or more of our compensation objectives: to attract and retain talented key employees, to reward superior individual and company performance and to align executive and stockholder interests. We combine the compensation elements for each executive officer in a manner that the compensation committee believes, in its discretion and judgment, is consistent with the executive's contributions to our company and our overall goals with respect to executive compensation. We have not adopted any policies with respect to the mix of long-term versus currently-paid compensation, but believe that both elements are necessary for achieving our compensation objectives. Currently-paid compensation provides financial stability for each of our named executive officers and immediate reward for superior company and individual performance, while long-term compensation rewards achievement of strategic long-term objectives and contributes toward overall stockholder value. Similarly, while we have not adopted any policies with respect to the mix of cash versus equity compensation, we believe that it is important to encourage or provide for a meaningful amount of equity ownership by our named executive officers to help align their interests with those of our stockholders, one of our compensation objectives.

Base Salary

We believe that a competitive base salary is an important component of compensation as it provides a degree of financial stability for our executive officers and is critical to recruiting and retaining our executives. Base salary is also designed to recognize the scope of responsibilities placed on each executive officer and reward each executive for his unique leadership skills, management experience and contributions. We make a subjective determination of base salary after considering such factors collectively. Our compensation committee has historically reviewed the base salaries of our named executive officers on a periodic basis, as the facts and circumstances may warrant.

As discussed below under "Employment Agreements," each of our named executive officers has entered into an employment agreement with us that established an initial base salary for such officer. In February 2012, when Mr. Gibbons joined our company, we established his initial base salary at an annual amount of $235,000 pursuant to his employment agreement. We determined his salary amount as a result of arm's length negotiations with Mr. Gibbons over the terms of his employment. The members of our compensation committee believe, based on their collective experience and general awareness of compensation practices, that this salary amount is comparable to salaries offered by our competitors for similar positions.

In February 2012, the compensation committee awarded merit pay increases, reflected in the table below, to each of our named executive officers except for Mr. Gibbons, who had just recently joined our company. These merit increases reflect the compensation committee's subjective review of each named executive officer's overall individual performances, as well as the results of PM&P's review of our executive compensation program, as further described above in "Executive Summary." The members of our compensation committee believe, based on their collective experience and general awareness of compensation practices, that these salary amounts are comparable to salaries offered by our competitors for similar positions.

Name	Previous Salary	New Salary (effective February 2012)
Maurice R. Ferré, M.D.	$420,260	$462,286
Fritz L. LaPorte	$280,888	$297,741
Ivan Delevic	$258,197	$286,597
Menashe R. Frank	$270,628	$284,159
Steven J. Nunes(1)	$270,000	$286,200

(1) Mr. Nunes tendered his resignation as Senior Vice President of Sales & Marketing of our company on July 17 2012

In addition, in early 2013, in light of our company's 2012 performance, the committee determined to not provide any individual base salary increases for our named executive officers in 2013 other than a 1.7% cost of living adjustment.

Cash Bonuses

We have designed our cash bonus compensation arrangements to reward achievement of strategic and financial goals that support our objective of enhancing stockholder value and to motivate executives to achieve superior performance in their areas of responsibility.

Annually, management presents to our Board of Directors a proposed operating plan that includes the proposed performance goals and criteria for our company for the upcoming year. Following an opportunity to review the operating plan and provide comments and suggested revisions, the Board of Directors adopts the operating plan, reserving the right, but not the obligation, to make modifications to the operating plan, and the related metrics scorecard, described below, throughout the upcoming year if any such modifications are required as a result of new information or changes in the company's objectives or strategic plan. Following our Board of Director's approval of the operating plan, management presents to our compensation committee the proposed leadership cash bonus plan and metrics scorecard for the upcoming year. The leadership cash bonus plan is the plan under which our management level employees, including our named executive officers, are eligible to be compensated in the form of a cash bonus with respect to performance in the upcoming year. The metrics scorecard is a tool to measure our company's overall performance and achievement of specific goals and objectives as set forth in our annual operating plan and is used in connection with determining employee compensation matters under the annual leadership cash bonus plan.

2012 Leadership Cash Bonus Plan

In December 2011, our Board of Directors reviewed and approved management's proposed operating plan for 2012, which included the performance goals and criteria for our company for 2012. Also in December 2011, management presented to our compensation committee the proposed 2012 MAKO Metrics Scorecard as a tool to measure our company's performance against the defined business objectives set forth in the operating plan. After the compensation committee considered the proposal, it approved the performance goals and criteria set forth in the scorecard, subject to our Board of Director's review and ratification. The 2012 MAKO Metrics Scorecard was presented to, and approved by, our Board of Directors in December 2011. Thereafter, the compensation committee approved the 2012 Leadership Cash Bonus Plan and the use of the 2012 MAKO Metrics Scorecard in connection with determining employee compensation matters under the 2012 Leadership Cash Bonus Plan, reserving the right to exercise its discretion to authorize the payment of annual performance bonuses outside of the 2012 Leadership Cash Bonus Plan.

The 2012 Leadership Cash Bonus Plan provided that upon our achievement of certain target and incremental performance goals derived from our 2012 operating plan and set forth in the 2012 MAKO Metrics Scorecard, each management level employee, including our named executive officers, would be paid a cash performance bonus amount. The amount of this bonus would be a percentage of the employee's base salary, which would be calculated by multiplying the percentage of the MAKO Metrics Scorecard Percentage achieved by our company for the year by a target percentage assigned to each management level employee based on the employee's level of responsibility within our company. The 2012 MAKO Metrics Scorecard Percentage represented the weighted percentage of pre-defined performance goals that we achieved at the end of 2012, as determined by the compensation committee in its discretion. Under the 2012 Leadership Bonus Plan, the MAKO Metrics Scorecard Percentage would range from 80% at a minimum up to a maximum of 200%, depending upon the target and incremental goals achieved by our company.

For 2012, our compensation committee set the threshold, target and maximum percentages of base salary for our named executive officers at the levels set forth below.

Name	Threshold (%)	Target (%)	Maximum (%)
Maurice R. Ferré, M.D.	56(1)	70(1)	140(1)
Fritz L. LaPorte	36	45	90
Ivan Delevic	32	40	80
Menashe R. Frank	32	40	80
Lawrence T. Gibbons	29(2)	36(2)	73(2)
Steven J. Nunes	32	40	80

(1) Dr. Ferré's employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the compensation committee's discretion.

(2) The percentages applicable to Mr. Gibbons are prorated to reflect his partial year of service. If Mr. Gibbons had been employed for a full year of service, his percentages would have been in line with the percentages applicable to Messrs. Delevic, Frank, and Nunes.

Our compensation committee set these percentages, which represent an increase from prior years, based on PM&P's review of our executive compensation program as further described above in "Executive Summary" and the committee's subjective evaluation of the relative importance of our named executive officers' positions, the officers' past and expected future contributions to the performance of our company, and, in the case of Dr. Ferré, the compensation committee also considered the terms of the executive officer's employment agreement.

The target performance goals and incremental performance goals that the committee chose to govern potential awards under the Leadership Cash Bonus Plan for 2012 related to the following categories:

- Total revenue;
- Net loss;
- Working capital;

- Targets with respect to expanded applications of the RIO system and expanded commercialization of our company's products;
- Targets with respect to the satisfaction of our company's customers with respect to our company's products; and
- Targets with respect to product quality assurance.

The compensation committee believed it was more likely than not that we would achieve the target performance goals and reasonably possible that we would achieve the incremental performance goals. The determination of whether and to what extent these metrics were achieved during 2012 was made by the compensation committee. The metrics for several product and financial related target performance goals are set forth below; the specific metrics for our other target performance goals and our incremental performance goals involve confidential commercial or financial information, the disclosure of which would provide competitors and other third parties with insights into our confidential planning process and strategic plan, including related development timelines, that we believe would result in competitive harm to our company.

Target Performance Goal	Metric
Total Revenue	$131,000,000
Net Loss	$19,400,000
Working Capital	$55,000,000

Following the compensation committee's review in February 2013 of 2012 performance under the 2012 Leadership Cash Bonus Plan, the committee determined that no performance bonus were earned under the 2012 MAKO Metrics Scorecard; accordingly, no annual performance bonuses were paid to our company's employees, including the named executive officers, with respect to 2012 performance.

2012 MAKOplasty Bonus Plan for Ivan Delevic

In July 2012 following Mr. Nunes' resignation as the Senior Vice President of Sales and Marketing, Mr. Delevic transitioned to the new role of Senior Vice President of Marketing and assumed interim responsibility for our company's MAKOplasty sales function. In consideration for assuming this interim responsibility, in October 2012 the compensation committee approved the establishment of a 2012 MAKOplasty Bonus Plan for Mr. Delevic, which provided for an initial $50,000 cash bonus, as well an additional cash bonus of up to $100,000 upon our company's achievement of certain target and incremental performance goal related to our MAKOplasty procedure volume set forth in Mr. Delevic's 2012 MAKO Metrics Scorecard. The specific metrics for these target and incremental goals involve confidential commercial information, the disclosure of which would provide competitors and other third parties with insights into our confidential planning process and strategic plan that we believe would result in competitive harm to our company. The compensation committee believed it was more likely than not that we would achieve the target performance goal and reasonably possible that we would achieve the incremental performance goals. The determination of whether and to what extent these metrics were achieved during 2012 was made by the compensation committee. The bonus amounts available to Mr. Delevic under this 2012 MAKOplasty Bonus Plan are in addition to the bonus amounts available under the 2012 Leadership Cash Bonus Plan.

Following the compensation committee's review in February 2012 of 2012 performance under the 2012 MAKOplasty Bonus Plan for Mr. Delevic, the committee determined that no additional bonus was earned; accordingly, no such bonus was paid to Mr. Delevic.

Long-Term Equity Compensation

We grant stock options and restricted stock to our named executive officers, as we believe that such grants further our compensation objectives of aligning the interests of our named executive officers with those of our stockholders, encouraging long-term performance, and providing a simple and easy-to-understand form of equity compensation that promotes executive retention. We view such grants both as incentives for future performance and as compensation for past accomplishments.

We historically have made grants of equity to named executive officers in connection with their initial hire. We continued this practice when Mr. Gibbons joined our company in February 2012, granting him an option to purchase 100,000 shares of our common stock. The number of stock options or shares of restricted stock granted to each named executive officer, including Mr. Gibbons, in connection with such executive's initial hire, was determined based upon negotiations with each executive, represented the number necessary to recruit each executive from his then-existing position and reflected the compensation committee's subjective evaluation of the executive's experience and potential for future performance. In addition, we have made annual grants and additional discretionary grants, from time to time, as determined by the compensation committee or our Board of Directors, as applicable, taking into consideration such factors as individual performance and competitive market conditions. The compensation committee determined the timing of any such equity grant based on the achievement by the named executive officer and not any effort to time the grants in coordination with changes in our stock price.

We have traditionally granted stock options and performance-based restricted stock, rather than other forms of long-term incentives, because they create value for the executive only if stockholder value is increased through an increased market price of our common stock. We have also determined that the use of time-based restricted stock is appropriate in certain situations as a retention tool. Prior to the completion of our initial public offering in February 2008, all stock option and restricted stock grants were made pursuant to our company's 2004 Stock Incentive Plan and our Board of Directors, based on the recommendation of our compensation committee, determined the exercise price based on internal or third-party valuation reports. Since the completion of our initial public offering, all option grants have been approved by the compensation committee and made pursuant to our 2008 Omnibus Incentive Plan, and the exercise price of stock options is based on the fair market value of our common stock on the grant date, which is equal to the closing price of our common stock on that date.

In connection with the compensation committee's annual review of each named executive officer's individual performance, in February 2012, the committee approved the grant of incentive stock options, reflected in the table below, to each of our named executive officers except for Mr. Gibbons, who had just recently joined our company. In prior years, the compensation committee focused on the number of shares underlying equity grants rather than the fair value of the equity grant. As a result of significant increase in our company's stock price between the committee's approval of the 2011 equity grants and the 2012 equity grants, when approving the 2012 equity grants, the committee focused on the fair value of the grants and targeted a grant approximating the 75th percentile of our peer group. As further described above in "Executive Summary," although the fair value of the equity grants represented in the table below was higher at the time of grant than in prior years, the number of shares granted was reduced from prior years. The fair market value of the shares of common stock underlying these equity grants was significantly below the exercise price of the equity grants by the end of 2012. All of the options vest ratably on a quarterly basis over a four-year period starting on the date of grant.

Name	Incentive Stock Options
Maurice R. Ferré, M.D.	60,000
Fritz L. LaPorte	40,000
Ivan Delevic	35,000
Menashe R. Frank	30,000
Steven J. Nunes	40,000

Despite Mr. Gibbons' contributions to our company, the fair market value of the common stock underlying the equity grants provided to him in connection with his initial hire was significantly below the exercise price of the equity grants by November 2012. In order to retain and motivate him, the compensation committee exercised its discretion to authorize the grant of an additional 50,000 incentive stock options to Mr. Gibbons, which will vest on a quarterly basis over a four-year period, commencing on November 12, 2012, the grant date.

In 2010 and 2011, the compensation committee approved a long-term equity incentive strategy for Dr. Ferré, which included awards to Dr. Ferré in 2010 and 2011 of restricted stock with vesting to occur upon the satisfaction of certain targets related to our stock price at March 31, 2013. The actual number of shares of restricted stock that Dr. Ferré could have earned under the long-term equity strategy ranged from zero shares if the threshold goal was not achieved to 375,000 shares if the stretch goal was achieved. Based on the decline in our company's stock price, the threshold goal was not achieved and the shares of restricted stock were not earned by Dr. Ferré and were forfeited in their entirety.

Other Equity Compensation Considerations

Employee Stock Purchase Plan

We have not adopted any formal employee equity ownership requirements or guidelines for our executive officers. In 2007, we adopted the 2008 Employee Stock Purchase Plan to encourage equity ownership by all of our employees, which became effective immediately upon completion of our initial public offering in February 2008. We offer subscriptions for shares of our common stock pursuant to the plan to eligible employees, including our named executive officers. Our named executive officers may participate in the plan on the same basis as all other eligible participants, who include substantially all of our salaried employees.

Other Equity Compensation Practices

We endeavor to maintain good governance standards with respect to our executive equity compensation practices as follows:

- Our 2008 Omnibus Incentive Plan does not permit repricing of stock options.
- Our insider trading policies prohibit hedging of our stock by our directors and executive officers.
- We do not have a cash buyback program for underwater stock options.

Perquisites and Other Benefits

As a general matter, we do not intend to offer perquisites or other benefits to any executive officer, including the named executive officers, with an aggregate value in excess of $10,000, because we believe we can provide better incentives for desired performance with compensation in the forms described above. We recognize, however, that, from time to time, it may be appropriate to provide some perquisites or other benefits in order to attract, motivate and retain our executives, with any such decision to be reviewed and approved by the compensation committee as needed.

In connection with our hiring of Mr. Gibbons, we agreed to provide him a signing bonus of $100,000, subject to applicable payroll taxes, payable in equal installments over his initial year of employment. We agreed to provide this benefit to Mr. Gibbons as a result of an arm's length negotiation with him over the terms of his employment with our company and based on the compensation committee's subjective evaluation of his likely contributions to the future performance of our company and the terms of the compensation packages provided to previously hired executives. To protect us in the event Mr. Gibbons' employment terminated within the first year of employment, the signing bonus was subject to recoupment if his employment terminated for any reason, other than by Mr. Gibbons for good reason, within such period. This recoupment period has lapsed as Mr. Gibbons has been employed for over a year.

EMPLOYMENT AGREEMENTS AND CHANGE IN CONTROL ARRANGEMENTS

Each of our named executive officers has an employment agreement that provides for severance payment arrangements following specified termination events, as well as accelerated vesting of equity awards under certain circumstances. The severance payment arrangements for all of our named executive officers include a "double trigger," meaning that they would not be entitled to severance payments under their employment agreements upon a change in control of our company, unless specific additional events occur, such as a material adverse change in responsibilities. The employment agreements for Dr. Ferré and Messrs. LaPorte, Delevic, Frank and Nunes provide for the accelerated vesting of equity awards that vest based on time upon termination of employment as a result of death, disability, without cause or for good reason or upon the occurrence of a change in control of our company. The employment agreement for Mr. Gibbons provides for the accelerated vesting of equity awards that vest based on time upon the termination of employment, without cause or for good reason, if such termination occurred in anticipation of a change in control or on or within six months after a change in control.

We have entered into these employment agreements because we believe they are necessary to retain our named executive officers and to obtain their agreement to post-employment restrictions, such as noncompetition, non-solicitation and confidentiality, that protect our interests. We negotiated these provisions in the employment agreements with each of the named executive officers based on what the compensation committee believed, in its experience, to be a reasonable, but not overly generous, severance package to each executive and necessary to retain the executive.

The compensation committee does not take into account severance packages in determining the amounts of other elements of compensation, such as base salary, cash bonus, stock option grants and restricted stock grants.

See "Executive Compensation – Employment Agreements" below for a description of the terms of the employment agreements and "Executive Compensation—Termination and Change in Control Payments" below for further description of the severance and change in control arrangements for our named executive officers.

EFFECT OF ACCOUNTING AND TAX TREATMENT ON COMPENSATION DECISIONS

In the review and establishment of our compensation programs, we consider the anticipated accounting and tax implications to us and our named executive officers. While we consider the applicable accounting and tax treatment, these factors alone are not dispositive, and we also consider the cash and non-cash impact of the programs and whether a program is consistent with our overall compensation philosophy and objectives.

Section 162(m) of the Internal Revenue Code imposes a limit on the amount of compensation that we may deduct in any one year with respect to covered employees, unless specific and detailed criteria are satisfied. Performance-based compensation, as defined in the Internal Revenue Code, is fully deductible if the programs are approved by stockholders and meet other requirements. In general, we have determined that we will not seek to limit executive compensation so that all of such compensation is deductible under Section 162(m). However, from time to time, we monitor whether it might be in our interests to structure our compensation programs to satisfy the requirements of Section 162(m). We seek to maintain flexibility in compensating our executives in a manner designed to promote our corporate goals and, as a result, our compensation committee has not adopted a policy requiring all compensation to be deductible. Our compensation committee will continue to assess the impact of Section 162(m) on our compensation practices and determine what further action, if any, is appropriate.

Sections 280G and 4999 of the Internal Revenue Code impose an excise tax on certain payments to executives made in connection with a change in control and make such payments non-deductible to the company. The effects of Sections 280G and 4999 generally are unpredictable and can have widely divergent and unexpected effects based on an executive officer's personal compensation history. To ensure that Dr. Ferré receives the level of benefits that we intend, the compensation committee determined that it would be appropriate to pay the cost of any excise tax imposed under Sections 280G and 4999, in the event such provisions became applicable, plus an amount needed to pay income taxes due on such additional payment. Dr. Ferré's employment agreement accordingly provides for such a gross-up payment, which the compensation committee believes is consistent with its goal of offering a total compensation program that takes into consideration competitive market requirements.

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed the above Compensation Discussion and Analysis with our management and, based on such review and discussion, has recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and in our Annual Report on Form 10-K for the fiscal year ended December 31, 2012.

MAKO Surgical Corp.
COMPENSATION COMMITTEE

Charles W. Federico, Chairman
S. Morry Blumenfeld, Ph.D.
Christopher C. Dewey
Richard R. Pettingill

EXECUTIVE COMPENSATION

The following table sets forth the compensation paid in 2012, 2011, and 2010 to our Chief Executive Officer, our Chief Financial Officer, each of the three other most highly compensated executive officers who were serving as executive officers on December 31, 2012, and one former executive officer who resigned during 2012. These six individuals are sometimes referred to collectively as the "named executive officers." The table does not include compensation for all three years for each named executive officer if such officer was not a named executive officer in a previous year.

2012, 2011, AND 2010 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
Maurice R. Ferré, M.D.	2012	$ 455,821	—	—	$ 1,048,128	—	$ 3,750(3)	$ 1,507,699
President, Chief	2011	$ 417,951	—	$ 2,283,000	$ 1,262,085	$ 252,156	$ 3,675(3)	$ 4,218,867
Executive Officer and Chairman	2010	$ 391,796	—	$ 1,670,500	$ 1,322,460	$ 240,149	$ 4,675(3)	$ 3,629,580
Fritz L. LaPorte	2012	$ 295,796	—	—	$ 698,752	—	$ 3,654(3)	$ 998,202
Senior Vice President	2011	$ 279,053	—	—	$ 546,904	$ 109,546	$ 3,538(3)	$ 939,041
of Finance and Administration, Chief Financial Officer and Treasurer	2010	$ 262,724	—	—	$ 392,868	$ 103,346	$ 4,545(3)	$ 763,483
Lawrence T. Gibbons(4) *Senior Vice President of Regulatory Affairs and Quality Assurance*	2012	$ 204,269	$ 88,461(5)	—	$ 2,058,715	—	—	$ 2,351,445
Ivan Delevic	2012	$ 283,319	—	—	$ 611,408	$ 50,000(6)	$ 2,867(3)	$ 947,594
Senior Vice President	2011	$ 255,420	—	—	$ 546,904	$ 77,459	$ 16,382(7)	$ 896,165
of Marketing	2010	$ 233,093	—	—	$ 392,868	$ 70,244	$ 65,001(8)	$ 761,206
Menashe R. Frank(9)	2012	$ 282,598	—	—	$ 524,064	—	—	$ 806,662
Senior Vice President, General Counsel and Secretary	2011	$ 268,860	—	—	$ 462,765	$ 81,188	—	$ 812,813
Steve J. Nunes(10)	2012	$ 165,448	—	—	$ 698,752	—	$ 257,298(11)	$ 1,121,498
Former Senior Vice President of Sales and Marketing	2011	$ 264,530	—	—	$ 546,904	$ 81,000	$ 3,345(3)	$ 895,779

(1) Amounts represent the aggregate grant date fair value of awards granted by the Company during 2012, 2011 and 2010, as computed in accordance with ASC 718, disregarding any estimated forfeitures relating to service-based vesting conditions. For a discussion of the assumptions made in the valuation of these awards, see Note 9 to Financial Statements in our Form 10-K for the year ended December 31, 2012.

(2) Amounts for 2011 and 2010 represent discretionary cash bonus payments made in respect to performance in 2011 and 2010 under the terms of our leadership cash bonus plans, respectively, as determined by the compensation committee. All payments were made in the first quarter of the following year in which the bonuses were earned.

(3) Amounts include matching contributions under our 401(k) plan.

(4) Mr. Gibbons joined our company on February 3, 2012.

(5) Amount represents signing bonus payments made to Mr. Gibbons during 2012. As part of our employment agreement with Mr. Gibbons, we agreed to provide him with a signing bonus of $100,000 payable in 26 equal payments over his initial year of employment.

(6) Amount represents a bonus payment made to Mr. Delevic under the terms of the 2012 MAKOplasty Bonus Plan for Ivan Delevic approved by the compensation committee as consideration for Mr. Delevic's assumption of interim responsibility for our company's MAKOplasty sales function. Payment was made in the third quarter of 2012.

(7) Amount represents $12,829 of temporary housing, travel and relocation expense and $3,553 matching contributions under our 401(k) plan. As part of our employment agreement with Mr. Delevic, we agreed to cover Mr. Delevic's costs of temporary housing, personal travel expense and relocation in connection with his relocation to South Florida.

(8) Amount includes $60,326 of temporary housing, travel and relocation expense and $3,675 matching contributions under our 401(k) plan. As part of our employment agreement with Mr. Delevic, we agreed to cover Mr. Delevic's costs of temporary housing, personal travel expense and relocation in connection with his relocation to South Florida.

(9) Mr. Frank was not a named executive officer in 2010.

(10) Mr. Nunes was not a named executive officer in 2010 and tendered his resignation effective July 17, 2012.

(11) Amount includes (i) $238,500 paid pursuant to the term of a letter agreement we entered into with Mr. Nunes in connection with his resignation as further described below under "Executive Compensation – Termination and Change in Control Payments – Nunes Severance," (ii) $18,000 paid pursuant to the terms of an independent contractor consulting services agreement under which Mr. Nunes provided us with transition-related consulting services for the three-month period following his resignation, and (iii) $798 matching contributions under our 401(k) plan.

2012 GRANTS OF PLAN-BASED AWARDS

The following table sets forth information with respect to grants of plan-based awards during 2012 to the named executive officers:

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	(#)	(#)(2)	($/Sh)(3)	($)(4)
Maurice R. Ferré, M.D.(5)		$ 258,880	$ 323,600	$ 647,200	—	—	—	—
	2/23/12	—	—	—	—	60,000	$ 36.43	$ 1,048,128
Fritz L. LaPorte		107,187	133,983	267,967	—	—	—	—
	2/23/12	—	—	—	—	40,000	$ 36.43	$ 698,752
Lawrence T. Gibbons		68,214	85,268	170,536	—	—	—	—
	2/03/12	—	—	—	—	100,000	$ 35.87	$ 1,720,110
	11/12/12	—	—	—	—	50,000	$ 14.53	$ 338,605
Ivan Delevic		91,711	114,639	229,278	—	—	—	—
		—	50,000(6)	—				
		10,000(6)	100,000(6)	100,000(6)				
	2/23/12	—	—	—	—	35,000	$ 36.43	$ 611,408
Menashe R. Frank		90,931	113,664	227,327	—	—	—	—
	2/23/12	—	—	—	—	30,000	$ 36.43	$ 524,064
Steven J. Nunes		91,584	114,480	228,960	—	—	—	—
	2/23/12	—	—	—	—	40,000	$ 36.43	$ 698,752

(1) Represents the threshold, target and maximum amounts that could be earned by (a) each named executive officer pursuant to our 2012 Leadership Cash Bonus Plan (b) Mr. Delevic pursuant to our 2012 MAKOplasty Bonus Plan for Ivan Delevic.

(2) Stock and option awards granted to each named executive officer during 2012 vest ratably quarterly over four years commencing on the date of grant.

(3) Equals the closing price per share of our common stock on the date of grant unless otherwise noted.

(4) Represents the grant date fair value of the awards calculated in accordance with ASC 718.

(5) As discussed above in "Compensation and Discussion Analysis-Cash Bonuses," Dr. Ferré participates in the Leadership Cash Bonus Plan; however, his employment agreement provides for a target cash bonus equal to 50% of his base salary, which may be increased or decreased at the discretion of the compensation committee.

(6) Under the 2012 MAKOplasty Bonus Plan for Ivan Delevic, Mr. Delevic received an initial cash bonus of $50,000, as well as the opportunity to earn between an additional $10,000 to $100,000 based upon our company's achievement of certain goals related to our MAKOplasty procedure volume, as further described above under "Compensation Discussion & Analysis - Elements of our Executive Compensation Program – Cash Bonuses."

2012 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth information with respect to outstanding equity awards of the named executive officers as of December 31, 2012:

	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options (#)							
Name	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Maurice R. Ferré	—	—	—	—	12,500(1)	$ 160,625(1)	—	—
	—	—	—	—	31,250(2)	$ 401,563(2)	—	—
	—	—	—	—	—	—	75,000(3)	$ 963,750(3)
	—	—	—	—	—	—	300,000(4)	$ 3,855,000(4)
	194,518(5)	0	$ 9.30	2/20/2018	—	—	—	—
	284,062(6)	18,938(6)	$ 8.06	2/20/2019	—	—	—	—
	68,750(7)	31,250(7)	$ 11.95	2/04/2020	—	—	—	—
	62,500(8)	37,500(8)	$ 13.27	4/13/2020	—	—	—	—
	65,625(9)	84,375(9)	$ 16.32	2/03/2021	—	—	—	—
	11,250(10)	48,750(10)	$ 36.43	2/23/2022	—	—	—	—
Fritz L. LaPorte	24,752(5)	0	$ 1.27	7/18/2015	—	—	—	—
	33,003(5)	0	$ 1.27	5/22/2016	—	—	—	—
	33,003(5)	0	$ 2.48	3/26/2017	—	—	—	—
	66,006(5)	0	$ 11.12	8/24/2017	—	—	—	—
	20,006(6)	5,000(6)	$ 8.06	2/20/2019	—	—	—	—
	43,312(7)	19,688(7)	$ 11.95	2/04/2020	—	—	—	—
	28,437(9)	36,563(9)	$ 16.32	2/03/2021	—	—	—	—
	7,500(10)	32,500(10)	$ 36.43	2/23/2022	—	—	—	—
Lawrence T. Gibbons.....	18,750(11)	81,250(11)	$ 35.87	2/3/2022	—	—	—	—
	0(12)	50,000(12)	$ 14.53	11/12/2022	—	—	—	—
Ivan Delevic	59,000(13)	12,500(13)	$ 6.90	4/27/2019	—	—	—	—
	43,312(7)	19,688(7)	$ 11.95	2/04/2020	—	—	—	—
	28,437(9)	36,563(9)	$ 16.32	2/03/2021	—	—	—	—
	6,562(10)	28,438(10)	$ 36.43	2/23/2022	—	—	—	—
Menashe R. Frank	66,006(5)	0	$ 11.12	8/24/2017	—	—	—	—
	56,250(6)	3,750(6)	$ 8.06	2/20/2019	—	—	—	—
	43,312(7)	19,688(7)	$ 11.95	2/04/2020	—	—	—	—
	24,062(9)	30,938(9)	$ 16.32	2/03/2021	—	—	—	—
	5,625(10)	24,375(10)	$ 36.43	2/23/2022	—	—	—	—
Steven J. Nunes	31,003(14)	0	$ 1.27	1/16/2013	—	—	—	—
	16,501(14)	0	$ 2.48	1/16/2013	—	—	—	—
	16,501(14)	0	$ 11.12	1/16/2013	—	—	—	—
	35,773(14)	0	$ 8.06	1/16/2013	—	—	—	—
	14,062(14)	0	$ 6.90	1/16/2013	—	—	—	—
	31,500(14)	0	$ 11.95	1/16/2013	—	—	—	—
	32,500(14)	0	$ 16.32	1/16/2013	—	—	—	—
	40,000(14)	0	$ 36.43	1/16/2013				

(1) The shares of restricted stock vest ratably on a quarterly basis through May 22, 2013.

(2) The shares of restricted stock vest ratably on a quarterly basis through February 4, 2014.

(3) The 75,000 shares of restricted stock will vest upon the satisfaction of certain performance targets. Upon satisfaction of the performance targets, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014. The performance conditions were not achieved on the measurement date of March 31, 2013, and the 75,000 shares of restricted stock were forfeited.

(4) The 300,000 shares of restricted stock will vest upon the satisfaction of certain performance targets. Upon satisfaction of the performance targets, 50% of the shares will vest on March 31, 2013 and 50% of the shares will vest on March 31, 2014. The performance conditions were not achieved on the measurement date of March 31, 2013, and the 300,000 shares of restricted stock were forfeited.

(5) This stock option was fully vested as of December 31, 2012.

(6) This stock option vests ratably quarterly over four years starting on the grant date of February 20, 2009.

(7) This stock option vests ratably quarterly over four years starting on the grant date of February 4, 2010.

(8) This stock option vests ratably quarterly over four years starting on the grant date of April 13, 2010.

(9) This stock option vests ratably quarterly over four years starting on the grant date of February 3, 2011.

(10) This stock option vests ratably quarterly over four years starting on the grant date of February 23, 2012.

(11) This stock option vests ratably quarterly over four years starting on the grant date of February 3, 2012.

(12) This stock option vests ratably quarterly over four years starting on the grant date of November 12, 2012.

(13) This stock option vests ratably quarterly over four years starting on the grant date of April 27, 2009.

(14) All of Mr. Nunes equity awards vested upon his resignation on July 17, 2012 in accordance with the terms of his employment agreement.

2012 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information with respect to options exercised and stock vested during 2012:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Maurice R. Ferré, M.D.	—	—	50,000	$ 1,192,813
Fritz L. LaPorte	12,395	$ 337,092	—	—
Lawrence T. Gibbons	—	—	—	—
Ivan Delevic	—	—	—	—
Menashe R. Frank	—	—	—	—
Steven J. Nunes	110,667	$ 700,606	—	—

(1) Value realized is the amount by which the market value of our common stock on the date of exercise exceeds the exercise price, multiplied by the number of shares for which the option was exercised.

(2) Value realized on vesting is determined by multiplying the number of vested shares by the price of our common stock on the vesting date. This amount is not intended to represent the value, if any, that is actually realized by the individual.

EMPLOYMENT AGREEMENTS

We have entered into an employment agreement with each of our named executive officers.

We entered into an amended and restated employment agreement with Dr. Ferré effective November 12, 2007, which superseded and replaced his prior employment agreement. The agreement had an initial term through December 31, 2011 and provides for automatic renewal for successive one-year terms unless either party gives 120 days' notice of its intention not to renew the agreement. Under the employment agreement, the initial base salary was set at $300,000 and Dr. Ferré has an opportunity to earn a performance bonus with a target of 50% of his base salary, which performance bonus may be higher or lower based on the attainment of performance criteria that we establish. For a description of severance arrangements, see "Termination and Change in Control Payments" below. In February 2009, we entered into an amendment to Dr. Ferré's employment agreement that provided for broader post-employment noncompetition and non-solicitation restrictions. In February 2010, we entered into a second amendment to Dr. Ferré's employment agreement that provided for Dr. Ferré to participate in and be subject to the Company's leadership cash bonus plan for 2010 and beyond.

We entered into an amended and restated employment agreement with each of Messrs. LaPorte, Frank, and Nunes effective February 13, 2009, which superseded and replaced their prior employment agreements and provided for broader post-employment noncompetition and non-solicitation restrictions; accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death, disability, without cause or for good reason; increased severance payments upon termination of employment and the occurrence of a change in control of our company; and longer noncompetition and non-solicitation periods following termination of employment as a result of a change in control. Each agreement provides for automatic renewal for successive one-year terms unless either party gives 90 days' notice of its intention not to renew the agreement.

We entered into an amended and restated employment agreement with Mr. Delevic effective July 30, 2012, which superseded and replaced his prior employment agreement and provided for accelerated vesting of equity awards that vest based on time upon the occurrence of a change in control of our company or upon termination of employment as a result of death, disability, without cause or for good reason; increased severance payments upon termination of employment and the occurrence of a change in control of our company; and longer noncompetition and non-solicitation periods following termination of employment as a result of a change in control. The agreement provides for automatic renewal for successive one-year terms unless either party gives 90 days' notice of its intention not to renew the agreement.

We entered into an employment agreement with Mr. Gibbons effective February 3, 2012 when he joined our company. The agreement had an initial term of one year, provides for automatic renewal for successive one-year terms unless either party gives 90 days' notice of its intention not to renew the agreement, and provides for the accelerated vesting of equity awards that vest based on time upon the termination of employment, without cause or for good reason, if such termination occurred in anticipation of a change in control or on or within six months after a change in control.

Under the terms of each employment agreement, each named executive officer executive is eligible to participate in various benefits programs that are available to our employees generally. In addition, the employment agreements provided for certain payments to be made to each named executive officer upon termination of employment. For a description of the terms of our named executive officers' arrangements concerning terminations of employment, including an estimation of the payments to be made, see "Termination and Change in Control Payments" below.

TERMINATION AND CHANGE IN CONTROL PAYMENTS

Dr. Ferré

The employment agreement for Dr. Ferré provides for the payment of severance benefits if Dr. Ferré is terminated without "cause" or if Dr. Ferré resigns for "good reason." Upon such a termination, Dr. Ferré will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses, and one times the sum of (i) Dr. Ferré's annual salary and (ii) the average of the two highest cash bonuses received by him during the preceding three completed fiscal years in a lump sum payment; provided that if the termination occurs in anticipation of a change in control of our company or within two years thereafter, the applicable multiplier will be two instead of one, and he will be entitled to accelerated vesting of equity awards that vest based on the passage of time, a payment of a prorated bonus for the year of termination, and, assuming attainment of target performance goals, accelerated vesting of all equity awards that vest based on the attainment of performance goals at the greater of target levels or actual performance at the date of termination. Dr. Ferré is also entitled to a gross-up payment to the extent any payments payable to him in connection with a change in control become subject to an excise tax pursuant to sections 4999 and 280G of the Internal Revenue Code. In addition, all equity awards that vest based on the passage of time vest in the event of a termination of employment due to death or disability.

Under Dr. Ferré's employment agreement, "good reason" includes any of the following, in each case to the extent not corrected by us following thirty days' notice from Dr. Ferré:

- the assignment of duties materially inconsistent with Dr. Ferré's position and status or a materially adverse change in the nature of Dr. Ferré's duties, responsibilities and authorities from those described in his agreement;
- a material reduction in Dr. Ferré's annual salary or the setting of his annual target incentive opportunity in amounts materially less than those specified in his agreement;
- relocation of Dr. Ferré's principal work location more than twenty-five miles from our current headquarters;
- failure to elect or reelect Dr. Ferré to our Board of Directors or his removal from the Board other than for cause;
- our failure to obtain an agreement from any successor to us to assume the agreement; or
- any other failure by us to perform any material obligation or provision of the agreement.

Under Dr. Ferré's employment agreement, "cause" includes any of the following, provided that Dr. Ferré has been provided a copy of the resolution adopted by at least three-quarters of the independent members of our Board of Directors at a meeting of the Board (after reasonable notice to the executive and an opportunity for Dr. Ferré, together with his counsel, to be heard before the Board) finding that he was guilty of the specified conduct:

- conviction for commission of a felony or a crime involving moral turpitude;
- willful commission of any act of theft, fraud, embezzlement or misappropriation against us; or
- willful and continued failure to perform duties, which failure is not remedied within thirty days after we provide notice.

Messrs. LaPorte, Delevic, Frank, and Nunes

The employment agreements for Messrs. LaPorte, Delevic, Frank, Gibbons, and Nunes provide for the payment of severance benefits to the executive if we terminate the executive's employment without "cause" or if the executive resigns for "good reason." Upon such a termination, the executive will be entitled to receive all accrued but unpaid compensation, reimbursement of any outstanding reasonable business expenses and the additional benefits detailed below:

	Termination by Company Without Cause or by Employee for Good Reason				
Named Executive Officer	Severance Payment (termination unrelated to change in control)	Severance Payment (termination related to change in control)	Payment Method of Severance Payment	Continuation of Health Benefits	Accelerated Vesting of Equity Awards that Vest Based on the Passage of Time
Fritz L. LaPorte	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes
Ivan Delevic	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes
Menashe R. Frank	9 months of annual base salary	18 months of annual base salary (1)	Lump sum	9 months	Yes
Lawrence T. Gibbons	6 months of annual base salary	6 months of annual base salary	Monthly	6 months	No
Steven J. Nunes	9 months of annual base salary (2)	18 months of annual base salary (1)	Lump sum (2)	9 months (2)	Yes

(1) The named executive officer will be entitled to this severance payment in the event he is terminated without cause or resigns for good reason in anticipation of a change of control or within nine months after a change in control.

(2) As further described below under "Executive Compensation – Termination and Change in Control Payments – Nunes Severance," following Mr. Nunes' resignation in July 2012, we entered into a letter agreement with Mr. Nunes whereby we agreed to provide him with severance payments and benefits materially consistent with the payments and benefits provided for under the terms of his employment agreement in the event of a termination by us without cause, with the following modifications: (a) severance payments equal to ten months of annual base salary, payable in two equal payments; and (b) the continuation of health benefits for ten months and the right to continue such benefits for an additional eighteen month period under COBRA by paying us the appropriate COBRA premiums.

Under these employment agreements, "good reason" includes:

- a material adverse change of the executive's job responsibilities;
- a breach by us with respect to our compensation obligations under the employment agreement, which has not been cured within thirty days after the executive provides written notice or our notice of non-renewal;
- a decrease in executive's base salary not equally applied (on a percentage basis) to all employees subject to an employment agreement with us; or
- relocation of our headquarters to a location more than 100 miles from the location at the time the employment agreement was first executed.

Under the employment agreements, we have the right to terminate Messrs. LaPorte, Delevic, Frank, Gibbons, and Nunes for cause if such termination is approved by not less than two-thirds of our Board of Directors, provided the executive is given at least five days' advance notice of such meeting and is given the opportunity to speak at such meeting. If we terminate the employment of any of these executives for cause or if the executive terminates his employment without good reason, the executive will be entitled to receive only accrued but unpaid compensation and reimbursement of any outstanding reasonable business expenses. Termination for cause may include termination as a result of any act or failure to act on the part of the executive that constitutes:

- the willful, knowing or grossly negligent failure or refusal of the executive to perform his duties under the employment agreement or to follow the reasonable directions of the Chief Executive Officer which has continued for thirty days following written notice of such failure or refusal from the Board;
- a breach by the executive of any fiduciary duty to us or any of our subsidiaries for which the executive is required to perform services under the employment agreement;
- material and willful misfeasance or malfeasance by the executive in connection with the performance of his duties under the employment agreement;
- the executive's commission of an act which is a fraud or embezzlement;
- the conviction of the executive for, or a plea of guilty or nolo contendere, to a criminal act that is a felony;
- a material breach or default by the executive of any provision of the employment agreement that has continued for thirty days following notice of breach or default from the Board;
- the executive's willful and material breach or violation of any law, rule or regulation (other than traffic violations or similar offenses);
- abuse of drugs or alcohol to our detriment; or
- not maintaining his primary residence in the South Florida region.

The employment agreements for Messrs. LaPorte, Delevic, Frank, and Nunes also provide for the accelerated vesting of equity awards that vest based on time upon termination of employment as a result of death or disability, or, as described above, upon an involuntary termination of employment without cause or a voluntary termination for good reason, or upon the occurrence of a change in control of our company. The employment agreement for Mr. Gibbons provides for the accelerated vesting of equity awards that vest based on time upon termination of employment without cause or a voluntary termination for good reason, if such termination occurs in anticipation of a change in control or on or within six months after a change in control.

Each employment agreement includes customary noncompetition and non-solicitation restrictions applicable to the executive for a period of twelve months after the termination of the executive's employment (eighteen months if the termination is in connection with a change in control of our company for Messrs. LaPorte, Delevic, Frank, and Nunes), as well as customary confidentiality provisions. In addition, each of these employment agreements provides that all confidential information that the executive has access to, uses or creates during his employment and all intellectual property resulting from work done by him on our behalf is our property.

Acceleration of Equity

Pursuant to the terms of restricted stock and option award agreements we have entered into with our named executive officers, generally, with the exceptions described below, no additional shares of common stock subject to any outstanding restricted stock and option awards will vest after termination of or by the executive for any reason. The terms of such restricted stock and option award agreements also provide that: (a) if the executive is terminated for cause, the executive will forfeit all rights to his options and the option will expire immediately; (b) for all terminations, other than for cause, death or disability, options expire on the ninetieth day after the termination date; and (c) upon death or disability, options expire twelve months after the date of death or the date of termination resulting from disability.

Under the terms of our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan, in the event of a change in control, if the successor entity does not assume, continue or substitute for outstanding options and restricted stock, all outstanding shares of our restricted common stock will vest, and either (i) all options will become immediately exercisable or (ii) our Board of Directors could elect to cancel any outstanding grants of options or restricted stock and pay an amount in cash or securities. These plans define a change in control as the dissolution or liquidation of our company; a merger, consolidation or reorganization of our company in which our company is not the surviving entity; a sale of substantially all of our assets; or any transaction that results in any person (other than certain related persons) owning 50% or more of the combined voting power of all classes of our common stock.

As described above, pursuant to the terms of our employment agreements with Dr. Ferré and Messrs. LaPorte, Delevic, Frank, and Nunes in the event of a change in control or a termination of employment as a result of death, disability, without cause or for good reason, any unvested equity awards that vest on the passage of time would vest. As also described above, pursuant to the terms of our employment agreement with Mr. Gibbons, in the event of a termination of employment, without cause or for good reason, if such termination occurs in anticipation of a change in control or on or within six months after a change in control, any unvested equity awards that vest on the passage of time would vest. A "change in control" of our company is defined under these employment agreements to mean any of the following:

- A transaction that results in any person (other than certain related persons) acquiring beneficial ownership of more than 50% of the voting power of the total combined voting power of our outstanding securities.
- A change in the majority of our directors over a two year period involving directors whose election or nomination for election by our stockholders has not been approved by a supermajority of the incumbent Board.
- Our completion of an acquisition, merger, consolidation, reorganization, business combination or disposition of assets meeting specified criteria.
- The approval by our stockholders of a liquidation or dissolution of our company and the satisfaction or waiver of all material contingencies to such liquidation or dissolution.

Assuming a December 31, 2012 termination event, under the arrangements then in place, the aggregate severance and change in control benefits and payments to the named executive officers serving as of the end of fiscal 2012 were estimated to be as follows:

Named Executive Officer	Termination by Company Without Cause or by Employee For Good Reason	Change in Control: Assuming No Termination	Change in Control: Assuming Termination by Company Without Cause or by Employee For Good Reason	Death or Disability
Maurice R. Ferré, M.D.	$ 1,404,348(1)	$ 681,026(2)	$ 2,112,787(3)	$ 692,188(4)
Fritz L. LaPorte	$ 274,112(5)	$ 41,669(2)	$ 497,418(6)	$ 47,760(7)
Lawrence T. Gibbons	$ 124,342(8)	—	$ 124,342(9)	$ 6,842(10)
Ivan Delevic	$ 316,099(11)	$ 92,094(2)	$ 531,046(12)	$ 98,132(13)
Menashe R. Frank	$ 259,963(14)	$ 35,682(2)	$ 473,082(15)	$ 43,123(16)

(1) Represents a severance payment of $708,439, which equals the sum of Dr. Ferré's base salary as of December 31, 2012, and $246,153 which represents the average of the largest two cash bonuses received by Dr. Ferré for performance in 2012, 2011, and 2010, plus $14,883 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $681,026 associated with the accelerated vesting of Dr. Ferré's equity awards.

(2) Represents accelerated vesting of the named executive officer's equity awards upon a change in control of our company.

(3) Represents a payment of $1,416,878, which equals the sum of two times Dr. Ferré's base salary, as of December 31, 2012 and $492,306 which represents two times the average of the largest two cash bonuses received by Dr. Ferré for performance in 2012, 2011, and 2010, plus $14,883 associated with the continuation of healthcare coverage for Dr. Ferré and his family for one year plus $681,026 associated with the accelerated vesting of Dr. Ferré's equity awards. Dr. Ferré would have been entitled to these benefits, in lieu of a severance payment, if he had been terminated without cause as of December 31, 2012 in anticipation of a change in control of our company or within two years thereafter.

(4) Represents $11,162 associated with the continuation of healthcare coverage for Dr. Ferré and his family for nine months plus $681,026 associated with the accelerated vesting of Dr. Ferré's equity awards.

(5) Represents a severance payment of $223,306, which equals nine months of Mr. LaPorte's base salary as of December 31, 2012, plus $9,137 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for a period of nine months plus $41,669 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(6) Represents a payment of $446,612, which equals eighteen months of Mr. LaPorte's base salary as of December 31, 2012 plus $9,137 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for nine months plus $41,669 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(7) Represents $6,091 associated with the continuation of healthcare coverage for Mr. LaPorte and his family for a period of six months plus $41,669 associated with the accelerated vesting of Mr. LaPorte's equity awards.

(8) Represents a severance payment of $117,500, which equals six months of Mr. Gibbons' base salary as of December 31, 2012 plus $6,842 associated with the continuation of healthcare coverage for Mr. Gibbons and his family for a period of six months.

(9) Represents a payment of $117,500, which equals six months of Mr. Gibbons' base salary as of December 31, 2012 plus $6,842 associated with the continuation of healthcare coverage for Mr. Gibbons and his family for six months. Since the fair market value of the shares of common stock underlying the equity grants provided to Mr Gibbons in 2012 was significantly below the exercise price of the equity grants by the end of 2012, no value is included for the accelerated vesting of Mr. Gibbons' equity awards.

(10) Represents $6,842 associated with the continuation of healthcare coverage for Mr. Gibbons and his family for a period of six months.

(11) Represents a severance payment of $214,948, which equals nine months of Mr. Delevic's base salary as of December 31, 2012 plus $9,057 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of nine months plus $92,094 associated with the accelerated vesting of Mr. Delevic's equity awards.

(12) Represents a severance payment of $429,895, which equals eighteen months of Mr. Delevic's base salary as of December 31, 2012 plus $9,057 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of nine months plus $92,094 associated with the accelerated vesting of Mr. Delevic's equity awards.

(13) Represents $6,038 associated with the continuation of healthcare coverage for Mr. Delevic and his family for a period of six months plus $92,094 associated with the accelerated vesting of Mr. Delevic's equity awards.

(14) Represents a severance payment of $213,119, which equals nine months of Mr. Frank's base salary as of December 31, 2012 plus $11,162 associated with the continuation of healthcare coverage for Mr. Frank and his family for a period of nine months plus $35,682 associated with the accelerated vesting of Mr. Frank's equity awards.

(15) Represents a payment of $426,238, which equals eighteen months of Mr. Frank's base salary as of December 31, 2012 plus $11,162 associated with the continuation of healthcare coverage for Mr. Frank and his family for nine months plus $35,682 associated with the accelerated vesting of Mr. Frank's equity awards.

(16) Represents $7,441 associated with the continuation of healthcare coverage for Mr. Frank and his family for a period of six months plus $35,682 associated with the accelerated vesting of Mr. Frank's equity awards.

Nunes Severance

Following Mr. Nunes' resignation, on July 17, 2012, we entered into the following agreements with Mr. Nunes: (i) an independent contractor consulting services agreement under which Mr. Nunes provided us with transition-related consulting services for the three-month period following his resignation in exchange for a monthly consulting fee of $6,000 and (ii) a letter agreement whereby we agreed to provide Mr. Nunes with the severance payments and benefits materially consistent with the payments and benefits provided for under the terms of his amended and restated employment agreement in the event of a termination by the company without cause, with the following modifications:

- severance payments equal to ten months of his annual salary (comprised of nine months provided for in his amended and restated employment agreement and one month in lieu of thirty days written notice provided for in his amended and restated employment agreement), payable in two equal payments; and
- the continuation of health insurance coverage for ten months (comprised of nine months provided for in his amended and restated employment agreement and one month in lieu of thirty days written notice provided for in his amended and restated employment agreement) and the right to continue such coverage for an additional eighteen month period under COBRA by paying us the appropriate COBRA premiums.

Accordingly, the aggregate severance benefits and payments paid to Mr. Nunes in connection with his resignation were $409,616, which represents (i) a severance payment of $238,500, (ii) $4,565 associated with the continuation of healthcare coverage for Mr. Nunes and his family for ten months, and (iii) $166,551 associated with the accelerated vesting of his equity awards.

COMPENSATION RISK CONSIDERATIONS

When establishing and reviewing our compensation programs, our compensation committee considers whether such compensation programs for all employees, including our named executive officers, encourage unnecessary or excessive risk taking. We believe that our compensation programs are balanced and do not encourage unnecessary or excessive risk taking. We believe we have achieved this by striking an appropriate balance between short-term and long-term incentives and by using a variety of key business measurement metrics that promote disciplined progress towards longer-term company goals to assess performance under our compensation program.

PROPOSAL TWO – ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

As required under Section 14A of the Exchange Act, we are seeking an advisory vote of our stockholders to approve the compensation of our named executive officers. Our Board of Directors recommends that you vote in favor of the resolution approving the compensation of our named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis section and the tables and narrative discussion contained in this proxy statement. Since the vote is advisory in nature, the results will not be binding on our Board of Directors or our compensation committee. However, if there is a significant vote against our executive compensation policies and procedures, our Board of Directors and our compensation committee will carefully evaluate whether any actions are necessary to address those concerns.

We have adopted what we believe to be a conservative approach to executive compensation. Our overall compensation program is designed to reward our named executive officers for long-term commitment to our company's success. We emphasize performance-oriented incentives when determining the mix of elements that constitute an executive officer's total compensation. As we discuss more thoroughly in the Compensation Discussion and Analysis section, the following principles guide our compensation decisions:

- *Drive company performance.* Our incentive plans are designed to reward annual and long-term company performance by focusing on the achievement of strategic and financial performance measures that influence stockholder value.
- *Facilitate alignment with stockholders.* Our long-term incentives are delivered in the form of equity to provide executives with a direct interest in the performance of our stock.
- *Be fair and equitable.* Our executive compensation programs are designed to provide compensation that is fair and equitable based on the company's overall performance as well as the individual contributions of our executive officers. In addition to conducting analyses of market pay levels, we consider the pay of the named executive officers relative to one another and relative to other members of the executive team.
- *Provide leadership stability and continuity.* Our compensation program is designed to reward both long-term contributions and retain and motivate our executive officers as well as attract new executive talent. We recognize that the stability of the leadership team enhances our company.
- *Be competitive.* We conduct market pay analyses to ensure the compensation we pay our executive officers is competitive in terms of elements of pay, program design and resulting levels of pay.
- *Reflect factors of role and individual.* We consider the individual situation of each of our executive officers to ensure we are compensating for the executive officer's responsibilities and individual skills and performance.

A description of our executive compensation policies and procedures can be found in the section of this proxy titled "Executive Compensation." Those policies and procedures include the following:

- We link compensation to company performance through our annual leadership cash bonus plan to reward achievement of strategic and financial performance measures. We believe that incentivizing our executive officers to achieve the target performance measures in our annual leadership cash bonus plan has a direct influence on stockholder value.
- Our compensation committee emphasizes long-term incentive opportunities when determining the mix of elements that constitute an executive officer's total direct compensation. More than half of the compensation paid to our executive officers in 2012 was in the form of equity awards. We believe equity awards tie a meaningful portion of compensation to our long-term stock price performance thereby aligning the interests of our executive officers with those of our stockholders.
- We limit the perquisites we offer to executive officers because we believe we can provide better incentives for desired performance.
- The change in control severance payment provisions within our employment agreements are "double trigger" provisions.

- We do not permit repricing of stock options.
- Our insider trading policies prohibit hedging of our stock by our directors and executive officers.
- We do not have a cash buyback program for underwater stock options.
- We periodically review our pay practices to ensure that they do not encourage excessive risk taking.
- We do not guarantee salary increases or bonuses for our executive officers. As an example of this, the compensation committee determined, in light of our company's 2012 performance, not to provide any individual base salary increases for our named executive officers in 2013 other than a 1.7% cost of living adjustment.

At our 2011 annual meeting of stockholders, our stockholders voted to hold an advisory vote to approve the compensation of our named executive officers annually, and thus an advisory vote to approve the compensation of our named executive officers will be held annually until our 2017 annual meeting of stockholders, when stockholders will be asked again on how frequently we should hold the advisory vote to approve the compensation of our named executive officers.

Our Board of Directors recommends that you vote "FOR" approval of the compensation of our named executive officers as disclosed in this proxy statement. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such approval.

PROPOSAL THREE – RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee has appointed Ernst & Young LLP as our independent registered public accounting firm for the year ending December 31, 2013, and our Board of Directors has directed management to submit the appointment of Ernst & Young LLP for ratification by the stockholders at the annual meeting.

Ernst & Young LLP has audited our financial statements since our inception in 2004. Representatives of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if they desire to do so, and will be available to respond to questions from stockholders.

Stockholder ratification of Ernst & Young LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. Our Board of Directors is seeking such ratification as a matter of good corporate practice. If the stockholders fail to ratify the selection of Ernst & Young LLP as our independent registered public accounting firm, our audit committee will consider whether to retain that firm for 2013.

A majority of the shares present in person or by proxy and entitled to vote at the annual meeting is required for ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013.

Our Board of Directors recommends that you vote "FOR" the ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for 2013. Shares of common stock represented by executed, but unmarked, proxies will be voted "FOR" such ratification.

PRINCIPAL ACCOUNTING FEES AND SERVICES

PRINCIPAL ACCOUNTING FEES AND SERVICES

Our auditors for the year ended December 31, 2012 were Ernst & Young LLP. We expect that Ernst & Young LLP will serve as our auditors for fiscal year 2013.

	2012	2011
Audit fees(1)	$ 1,186,000	$ 783,000
Audit-related fees	—	—
Tax fees(2)	550	—
All other fees(3)	2,000	1,500
Total fees	$ 1,188,550	$ 784,500

(1) Audit fees include fees related to professional services rendered in connection with the audit of our annual financial statements and internal control over financial reporting, quarterly review of financial statements included in our Quarterly Reports on Form 10-Q and audit services provided in connection with other regulatory filings.

(2) Tax fees include fees related to professional services rendered for tax consulting services.

(3) Represents subscription fees for the EY Online web-based research service.

PRE-APPROVAL POLICIES AND PROCEDURES

The audit committee has established a pre-approval policy that provides for the pre-approval of audit, audit-related, tax and other services specifically described by the committee on an annual basis. Unless a type of service is pre-approved under the policy, it will require separate pre-approval by the committee if it is to be provided by our independent registered public accounting firm. The policy authorizes the committee to delegate to one or more of its members pre-approval authority with respect to permitted services. Mr. Pruitt, our audit committee chairman, has the delegated authority to pre-approve such services up to a specified aggregate fee amount. These pre-approval decisions are presented to the full audit committee at its next scheduled meeting.

All audit and other fees for services set forth in the table above were pre-approved by our audit committee, which concluded that the provision of such services by Ernst & Young LLP was compatible with the maintenance of that firm's independence in the conduct of its auditing functions.

AUDIT COMMITTEE REPORT

Our audit committee is composed of three "independent" directors, as determined in accordance with Rule 5605(a)(2) of The NASDAQ Stock Market's regulations and Rule 10A-3 of the Securities Exchange Act of 1934, as amended. The audit committee operates pursuant to a written charter adopted by our Board of Directors, a copy of which is available on the Investor Relations page of our website at *www.makosurgical.com.*

As described more fully in its charter, the purpose of our audit committee is to assist the Board of Directors with its oversight responsibilities regarding the integrity of our company's financial statements, our compliance with legal and regulatory requirements, and assessing the independent registered public accounting firm's qualifications, independence and performance. Management is responsible for preparation, presentation and integrity of our financial statements as well as our financial reporting process, accounting policies, internal accounting controls and disclosure controls and procedures. The independent registered public accounting firm is responsible for performing an independent audit of our financial statements in accordance with generally accepted auditing standards and to issue a report thereon. The audit committee's responsibility is to monitor and oversee these processes. The following is the audit committee's report submitted to our Board of Directors for 2012.

The audit committee has:

- reviewed and discussed our audited financial statements with management and Ernst & Young LLP, our independent registered public accounting firm;
- discussed with Ernst & Young LLP the matters required to be discussed by Statement on Auditing Standards No. 61, *Communications with Audit Committees*, as amended and adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T; and
- received from Ernst & Young LLP the written disclosures and the letter regarding their communications with the audit committee concerning independence as required by the applicable requirements of the PCAOB and discussed with Ernst & Young LLP the auditors' independence from our company and management.

In addition, the audit committee has met separately with management and with Ernst & Young LLP.

Based on the review and discussions referred to above, our audit committee recommended to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2012 for filing with the Securities and Exchange Commission.

AUDIT COMMITTEE

William D. Pruitt, Chairman
Christopher C. Dewey
Richard R. Pettingill

The foregoing audit committee report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 and shall not otherwise be deemed filed under these acts, except to the extent we specifically incorporate it by reference into such filings.

DELIVERY OF PROXY MATERIALS TO HOUSEHOLDS

Pursuant to the rules of the SEC, services that deliver our communications to stockholders that hold their stock through a bank, broker or other holder of record may deliver to multiple stockholders sharing the same address a single copy of our annual report to stockholders and this proxy statement. Upon oral or written request, we will promptly deliver a separate copy of the annual report to stockholders or this proxy statement to any stockholder at a shared address to which a single copy of the document was delivered. Stockholders sharing an address may also request delivery of a single copy of the annual report or proxy statement if they are currently receiving multiple copies of such documents. Stockholders may notify us of their requests by calling or writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317, telephone number: (954) 628-1706.

OTHER MATTERS

Our Board of Directors knows of no other matters to be presented at the annual meeting other than those mentioned in this proxy statement. If any other matters are properly brought before the annual meeting, it is intended that the proxies will be voted in accordance with the best judgment of the person or persons voting the proxies.

By Order of the Board of Directors,
MAKO Surgical Corp.



MENASHE R. FRANK
Secretary

Fort Lauderdale, Florida
April 26, 2013

We will furnish to any stockholder, without charge, a copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2012. You may obtain a copy of the Form 10-K by writing to Menashe R. Frank, Senior Vice President, General Counsel and Secretary, MAKO Surgical Corp., 2555 Davie Road, Ft. Lauderdale, Florida 33317 or on our website at www.makosurgical.com. We are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
Commission file number: 001-33966

MAKO SURGICAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**20-1901148**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
2555 Davie Road, Fort Lauderdale, FL	**33317**
(Address of Principal Executive Offices)	*(Zip Code)*

(954) 927-2044
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Class	Name of Exchange on Which Registered
Common stock, $0.001 par value per share	**The NASDAQ Global Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant as of June 30, 2012 was approximately $820,591,868 (based on a closing price of $25.61 per share on The NASDAQ Global Market as of such date).

As of February 21, 2013, the registrant had outstanding 47,216,722 shares of common stock.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's definitive proxy statement for the 2013 annual meeting of stockholders will be incorporated by reference into Part III of this Annual Report on Form 10-K when filed with the Securities and Exchange Commission.

MAKO Surgical Corp.

INDEX TO FORM 10-K

We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this report: "MAKOplasty®," "RIO®," "RESTORIS®," "Tactile Guidance System" and "TGS," as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp." All other trademarks, trade names and service marks appearing in this report are the property of their respective owners. Unless the context requires otherwise, the terms "registrant," "company," "we," "us" and "our" refer to MAKO Surgical Corp.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the U.S. federal securities laws. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements generally preceded by, followed by or that include the words "may," "will," "could," "would," "should," "expect," "intend," "plan," "aim," "anticipate," "believe," "estimate," "predict," "project," "potential," "continue," "ongoing," or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements related to:

- the nature, timing and number of planned new product introductions;
- market acceptance of MAKOplasty, including our RIO® Robotic Arm Interactive Orthopedic system, or RIO, joint specific applications for the knee and hip, and our RESTORIS family of implant systems;
- the effect of anticipated changes in the size, health and activities of population on the demand for our products;
- assumptions and estimates regarding the size and growth of certain market segments;
- our ability and intent to expand into international markets;
- the timing and anticipated outcome of clinical studies;
- assumptions concerning anticipated product developments and emerging technologies;
- the future availability from third parties, including single source suppliers, of development services and implants for and components of our RIO;
- the viability of maintaining our licensed intellectual property or our ability to obtain additional licenses necessary to our growth;
- the anticipated adequacy of our capital resources to meet the needs of our business;
- our continued investment in new products and technologies;
- the ultimate marketability of newly launched products and products currently being developed;
- the ability to implement new technologies successfully;
- our ability to sustain, and our goals for, sales and earnings growth, including projections regarding RIO system installations and post-installation system utilization;
- our success in achieving timely approval or clearance of products with domestic and foreign regulatory entities;
- our compliance with domestic and foreign regulatory requirements, including Medical Device Reporting requirements and other required reporting to the United States Food and Drug Administration;
- the stability of certain domestic and foreign economic markets;
- the impact of anticipated changes in the U.S. healthcare industry and the medical device industry and our ability to react to and capitalize on those changes;
- future declarations of cash dividends; and
- the impact of any managerial changes.

Forward-looking statements reflect our current expectations and are not guarantees of performance. These statements are based on management's beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to these forward-looking statements include, among others, assumptions regarding demand for our products, expected pricing levels, raw material costs, the timing and cost of planned capital expenditures, competitive conditions and general regulatory and economic conditions. You are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although we believe that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward-looking statements contained in this report will prove to be accurate. The inclusion of a forward-looking statement in this report should not be regarded as a representation by us that our objectives will be achieved.

Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these factors are beyond our ability to control or predict and could, among other things, cause actual results to differ, perhaps materially, from those contained in forward-looking statements made in this report. Such factors, among others, may have a material adverse effect on our business, financial condition and results of operations and may include, but are not limited to, factors discussed under Item 1A, "Risk Factors," and the following:

- the potentially significant impact of a continued economic downturn or delayed economic recovery on the ability of our customers to secure adequate funding, including access to credit, for the purchase of our products or cause our customers to delay a purchasing decision;
- changes in general economic conditions and credit conditions;
- changes in the availability of capital and financing sources for our company and our customers;
- unanticipated changes in the timing of the sales cycle for our products or the vetting process undertaken by prospective customers;
- changes in competitive conditions and prices in our markets;
- changes in the relationship between supply of and demand for our products;
- fluctuations in costs and availability of raw materials and labor;
- changes in other significant operating expenses;
- unanticipated issues relating to intended product launches;
- decreases in sales of our principal product lines;
- slowdowns, delays, or inefficiencies in our product research and development efforts;
- decreases in utilization of our principal product line or in procedure volume;
- increases in expenditures related to increased or changing governmental regulation or taxation of our business, both nationally and internationally;
- the impact of the United States healthcare reform legislation enacted in March 2010 on hospital spending, reimbursement, and the taxing of medical device companies;
- unanticipated changes in reimbursement to our customers for our products;
- unanticipated issues in complying with domestic or foreign regulatory requirements related to MAKO's current products, including initiating and communicating product actions or product recalls and meeting Medical Device reporting requirements and other requirements of the United States Food and Drug Administration, or securing regulatory clearance or approvals for new products or upgrades or changes to our current products;
- developments adversely affecting our potential sales activities outside the United States;
- increases in cost containment efforts by group purchasing organizations;
- loss of key management and other personnel or inability to attract such management and other personnel;
- increases in costs of retaining a direct sales force and building a distributor network;
- unanticipated issues related to, or unanticipated changes in or difficulties associated with, the recruitment of agents and distributors of our products;
- any unanticipated impact arising out of the securities class action or any other litigation, inquiry, or investigation brought against us; and
- unanticipated intellectual property expenditures required to develop, market, protect, and defend our products.

We caution you not to place undue reliance on these forward-looking statements, as they speak only as of the date they were made. We do not undertake any obligation to release any revisions to these forward-looking statements publicly to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

PART I

ITEM 1. BUSINESS

Overview

We are an emerging medical device company that markets our advanced robotic arm solution, joint specific applications for the knee and hip, and orthopedic implants for orthopedic procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific, osteoarthritic disease.

MAKOplasty is performed using our proprietary RIO® Robotic Arm Interactive Orthopedic system, or RIO. The RIO is a technology platform that utilizes tactile guided robotic arm technology and patient specific planning and visualization to offer consistently reproducible precision to surgeons. The RIO is currently used to treat early to mid-stage osteoarthritic knee disease and osteoarthritic hip disease. We believe that the RIO has the potential to serve as a platform for applications for other orthopedic procedures beyond partial knee and hip and that MAKOplasty has the potential to empower physicians to address the needs of the large and growing, yet underserved, population of patients with joint disease who desire a restoration of quality of life and reduction of pain, but for whom current surgical treatments are not appropriate or desirable.

We currently offer MAKOplasty Partial Knee Arthroplasty, or MAKOplasty PKA, and MAKOplasty Total Hip Arthroplasty, or MAKOplasty THA. Unlike conventional total knee replacement surgery, which requires extraction and replacement of the entire joint, MAKOplasty PKA enables resurfacing of one or two specific diseased compartments of the joint, preserving significantly more soft tissue and healthy bone of the knee. We believe localized resurfacing can be optimized using the RIO to achieve optimal implant placement and alignment for smaller, more easily inserted implant components. The RIO is used to prepare the knee joint for the insertion and alignment of our proprietary RESTORIS® MCK unicompartmental and bicompartmental knee implant systems through a small incision in a minimally invasive, bone preserving and tissue sparing procedure. Our RESTORIS family of knee implants is designed to enable minimally invasive restoration of one or two of the diseased compartments of the knee joint.

We believe that the tissue sparing and bone conserving techniques enabled with MAKOplasty PKA can offer substantial advantages to patients, surgeons and healthcare providers. Because of the minimally invasive nature of the procedure, smaller incisions are possible, which lead to less tissue damage and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty PKA have the potential to experience better functionality and more natural knee motion, thereby achieving an improved post-operative quality of life. Our RESTORIS family of knee implants for use in single and bicompartmental knee resurfacing procedures provides the ability to address a broad range of the patient population suffering from early to mid-stage knee osteoarthritis. Finally, because our RIO system is easy to use, we believe that our MAKOplasty PKA solution makes knee resurfacing procedures accessible to orthopedic surgeons with varied levels of training and skills and has the potential to lead to greater adoption of knee resurfacing solutions for early to mid-stage osteoarthritis of the knee.

We also offer MAKOplasty THA, a surgical solution that enables orthopedic surgeons to perform total hip arthroplasty with the same potential for consistently reproducible precision, accuracy, and dexterity as MAKOplasty PKA. In the same way that the cutting system of the RIO allows for the precise resection of bone in the knee joint, we believe that surgeons will use the RIO for MAKOplasty THA to accurately plan and prepare the patient's acetabulum, or hip socket, for the implantation of a replacement cup, and accurately plan and prepare the placement of the femoral stem. During the insertion of the cup implant, the RIO can assist the surgeon in accurately positioning the cup implant at the orientation to the femoral stem implant that was planned by the surgeon on a preoperative computed tomography, or CT, scan. Additionally, the robotic-arm assisted reaming and cup impaction assure accurate placement of the cup at the planned center of rotation and maximize cup fixation. We believe that MAKOplasty THA will allow surgeons to seat these implants according to a plan that is optimized for each patient and at a level of accuracy that we believe is extremely difficult to accomplish manually, resulting in placement of the implants in the optimal position to reduce the chance of dislocation and reduce surface wear.

A total of 45 new RIO systems were sold worldwide in 2012, bringing the total number of worldwide commercial MAKOplasty sites to 156 and domestic commercial MAKOplasty sites to 151, each as of December 31, 2012. A total of 10,204 MAKOplasty procedures were performed in 2012 and, as of December 31, 2012, approximately 23,000 MAKOplasty procedures had been performed since commercial introduction in June 2006.

As of February 21, 2013, we have sixty-nine scientific studies, either recently completed or in progress, which are aimed at measuring the clinical and economic value of MAKOplasty as follows: twelve studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; nine studies are focused on supporting implant design and product development; eighteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and ten studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty.

As of February 21, 2013, we have an intellectual property portfolio of more than 300 U.S. and foreign, owned and licensed, patents and patent applications relating to the areas of computer assisted surgery, robotics, haptics and implants.

We generate revenue from unit sales of our RIO system, sales of our implants and disposable products and sales of maintenance services.

Industry Background

The Growing Osteoarthritis Problem

Osteoarthritis is a common medical condition that leads to the degeneration of joints from aging and repetitive stresses, resulting in a loss of the flexibility, elasticity and shock-absorbing properties of the joints. As osteoarthritis disease progresses, the cartilage and other soft tissues protecting the surfaces of key joints in the body, including knees, hips and shoulders, deteriorate, resulting in substantial and chronic joint pain, numbness and loss of motor function. This pain can be overwhelming for patients and can have significant physical, psychological, quality of life and financial implications. According to estimates by the National Institutes of Health, or NIH, 27 million people in the U.S., age 25 and older, suffer from osteoarthritis.

Compelling demographic trends, such as the growing, aging and more active population and rising obesity rates, are expected to be key drivers in the continued growth of osteoarthritis occurrence. The NIH projects that by 2030, approximately sixty-seven million people in the U.S. will be 65 years or older and will be at high risk of developing osteoarthritis. According to *National Health and Nutrition Examination Study*, it is estimated that of the U.S. population over the age of 20, approximately 33% was overweight and 42% was obese or seriously obese in 2009-2010. According to *The Orthopaedic Industry Annual Report* for the year ended December 31, 2011, 22% of the U.S. overweight population and 31% of the U.S. obese population will be diagnosed with some form of osteoarthritis compared to only 16% of the U.S. normal and underweight population.

For the most severe cases of osteoarthritis, in which patients suffer from extreme pain, reconstructive joint surgery may be required. Reconstructive joint surgery involves the removal of the bone area surrounding the affected joint and the insertion of one or more artificial implants as a replacement for the affected bone. According to *The Orthopaedic Industry Annual Report*, global sales of joint replacement products in 2011, including knees, hips, elbows, wrists, digits and shoulders, exceeded $13.8 billion, slightly more than 50% of which were attributed to sales in the United States. *The Orthopaedic Industry Annual Report* also reported that of the over $13.8 billion of global sales of joint replacement products in 2011, $12.78 billion was attributed to knee and hip products. According to *Millennium Research Group's 2012 Report*, the U.S. large joint reconstructive implant market (composed of hip and knee implant systems) will grow to approximately $7.2 billion by 2016.

Introduction of Minimally Invasive Surgery

Over the past thirty years, one of the most significant medical trends has been the development of minimally invasive methods of performing surgical procedures. Compared to traditional, open surgical techniques, minimally invasive techniques that employ image guided surgical systems offer potentially superior benefits for patients, surgeons and hospitals. For patients, these techniques result in reduced procedure-related pain and less scarring at the incision site, leading to faster recovery times and shorter post-operative hospital stays, as well as better aesthetic outcomes. For the surgeon, these techniques can reduce procedure-related complications and have the potential to reduce risks associated with more invasive procedures. For the hospital, these procedures can result in reduced hospital stays from faster recovery times and lower rates of complications.

Despite the many benefits of minimally invasive techniques, however, these techniques also present several notable limitations due to the restricted surgical space, including:

- restricted vision at the anatomical site;
- cumbersome handling of surgical instruments;
- difficult hand-eye coordination; and
- limited tactile feedback.

Minimally invasive approaches have seen substantial adoption in various surgical fields where procedures can be performed within existing anatomical cavities of the human body. However, because of the limitations of minimally invasive techniques, they have been less successful for complex surgical procedures requiring cutting and replacement of large anatomical parts that nevertheless require precision and control.

Introduction of Robotics into Other Surgical Fields

We believe that the application of robotic technologies in minimally invasive surgical procedures represents the next generation in the evolution of the surgical technique. These technologies are being developed to provide surgeons with a more precise, repeatable and controlled ability to perform complex procedures by offering increased visual acuity and greatly improved tactile feedback. These characteristics empower surgeons to better control their surgical technique and limit the margin of error.

With the assistance of robotic technologies, an increasing number of surgeons have been able to perform procedures previously limited to a small subset of highly skilled surgeons. In addition, robotic technologies have allowed these procedures to be performed in a more minimally invasive manner, requiring only small incisions, which can result in reduced procedure related trauma, fewer infections and post-procedure complications and reduced recovery and hospitalization periods.

Robotic technologies have been successfully applied in a variety of diverse medical fields including urology, gynecology, cardiothoracic surgery, general surgery, radiosurgery and catheter based interventional cardiology and radiology. The success of robotic technologies in these applications has led to the growing adoption and commercialization of these technologies throughout the medical world.

The Use of Robotics in Orthopedic Surgical Procedures

Despite the success of robotic technologies in other medical fields, prior to the introduction of MAKOplasty only limited applications had been commercialized in the field of orthopedics, although, as further described in the "Competition" section below, we are aware of certain orthopedic robotic development by other companies. Some orthopedic companies have introduced instruments that incorporate additional information like position, force, or mechanical alignment and are marketed as "smart instruments," but these instruments still require large incisions, trauma to the soft tissue and removal of large portions of the bone to perform the surgical procedure. Orthopedic companies have also introduced computer assisted surgical, or CAS, systems that are designed for use in open procedures. However, while these systems do provide a less invasive means of viewing the anatomical site, their benefits are marginal because, unlike with robotics, they do not improve a surgeon's ability to execute a consistently reproducible and precise surgical action through a relatively small incision.

Introduction of Patient Specific Instrumentation and Implants

A recent trend in orthopedics is the use of patient specific instrumentation and implants in total and partial knee arthroplasty. The patient specific instrumentation and implants are developed by orthopedic implant manufacturers using digitized information obtained from a preoperative CT scan or magnetic resonance imaging, or MRI, of the affected knee joint. During surgery, the surgeon is able to seat the patient specific cutting instrumentation in position for cutting more quickly than with traditional surgical instrumentation. The surgeon then implants either a traditional, off the shelf knee implant or a patient specific knee implant.

We believe patient specific instrumentation and implants present several limitations, including the following:

- The patient specific instrumentation does not accommodate intra-operative adjustments of implant position and orientation and does not incorporate intra-operative information such as soft tissue balancing in the implant plan.

- The fit of the patient specific instrumentation on the bone is subject to potential misalignment and subsequent inaccuracies in bone cuts and final implant position.
- The patient specific instrumentation introduces an additional recurring disposable expense to the procedure.
- Most patient specific instrumentation is developed using a preoperative MRI in order to fit the instrumentation to the cartilage surface, which may add additional expense to the procedure in comparison to MAKOplasty.

Three different studies presented at the 2012 American Association of Hip and Knee Surgeons (*Patient Specific Instrumentation Does Not Shorten Surgical Time: A Prospective Randomized Trial, RCT Multicenter Comparison of Primary TKA using Patient Specific versus Conventional Instrumentation, and Patient Specific Instrumentation versus Large Console Computer Assisted Navigation in Total Knee Arthroplasty*) showed no significant advantages for patient specific instrumentation over conventional instrumentation or navigation. In particular, these studies found that patient specific instrumentation is unable to reproduce the same degree of alignment accuracy as traditional surgical navigation and exhibited longer surgical times to deliver similar, not superior, alignment to traditional instrumentation.

We believe that the limitations of currently available surgical options for osteoarthritic disease have created a sizeable market for treatment of a large and growing population of patients with osteoarthritic disease. We believe that robotic technologies are the key to enabling surgeons to perform the kind of consistently reproducible and precise surgery that results in restoration of function and improved post-operative outcomes for such patients.

The MAKO Solution

We have designed our MAKOplasty solution to provide the consistently reproducible precision, accuracy and dexterity necessary for a surgeon to successfully plan and perform orthopedic arthroplasty procedures. Our MAKOplasty solution is composed of two critical components: the RIO system, which consists of the proprietary tactile robotic arm and our patient specific visualization system that provides both pre-operative and intra-operative guidance to the surgeon, and our RESTORIS family of implant systems that are designed for optimized restoration of the diseased compartments of the joint. By integrating robotic arm and patient specific visualization technologies with the touch and feel of the surgeon's skilled hand, MAKOplasty is designed to enable a level of surgical precision and accuracy that is beyond the scope of the typical surgeon's manual capabilities, which we believe will result in broad adoption of our technologies by orthopedic surgeons and better outcomes for patients. We believe MAKOplasty offers the following key benefits to patients, surgeons and hospitals:

- *Consistently Reproducible Precision.* We believe that MAKOplasty reduces the variability of procedure outcomes and increases efficacy through the consistently reproducible precision provided by our computer assisted and tactile robotic arm technology. We believe that the precision of our cutting process and placement and alignment of implants according to a preoperative plan leads to significantly improved and reliable results, compared to conventional, manually executed orthopedic procedures. The surgeon retains control of the actual movements of the robotic arm within a pre-established volume of space, the tactile "safety zone," which is tracked and bounded by the RIO system. We believe that the tactile "safety zone" enables improved placement and alignment of the implant, while the visualization guides the surgeon through each step of the procedure. We believe that this consistently reproducible precision enables physicians to be trained in the use of MAKOplasty in a relatively short period of time and also will increase the number of physicians who are willing and able to perform MAKOplasty procedures.
- *Ease of Use.* We believe that our RIO system leverages and complements the surgical skills and techniques already familiar to the surgeon, while providing substantial incremental control and precision that has not previously been possible. The customized, patient specific visualization system guides the surgeon through each step of the surgical procedure, while the tactile "safety zone" ensures that the surgeon does not apply the bone cutting instrument beyond the intended area. We believe that the RIO's ease of use makes MAKOplasty procedures accessible to orthopedic surgeons with a broad range of training and skills and has the potential to lead to greater adoption of MAKOplasty procedures. We also believe that the ease of use provided by the RIO may enable physicians to shorten operating room time and potentially allows for treatment of a greater number of patients.

- *Improved Restorative Post-Operative Outcomes*. Due to the reproducible and precise nature of the MAKOplasty procedure, we believe that patients who undergo MAKOplasty are likely to experience less tissue loss, less visible scarring and a faster recovery, thereby reducing the cost of rehabilitation, physical therapy, medication and hospitalization. In addition, because of the improved placement and alignment of the implants, patients who undergo MAKOplasty have the potential to experience better mobility, comfort, range of motion and more natural joint movements to achieve an improved post-operative quality of life.
- *Reduced Costs for Patients, Hospitals, and Third-Party Payors*. The consistently reproducible precision of MAKOplasty has the potential to aid hospitals, third-party payors and patients in reducing costs by shortening hospital stays and recovery periods and reducing the amount of rehabilitation and medication.
- *Patient Optimized Implant Systems*. Because all implants used in MAKOplasty procedures are sized and planned for based on patient-specific anatomical indications, utilizing a preoperative CT scan of the patient's anatomy, the potential for favorable clinical outcomes is enhanced. We believe that our proprietary knee resurfacing implants allow surgeons to customize a knee resurfacing solution for individual patients facing early to mid-stage osteoarthritis in one or two compartments of the knee joint. Our RESTORIS MCK implant system, which has represented the significant majority of our MAKOplasty procedure volume, provides for this same choice for medial or lateral unicompartmental disease and allows for the resurfacing of the patellofemoral compartment as well, either independently or in combination with the medial compartment in a bicompartmental MAKOplasty PKA. Similar to our commercialization strategy with knee implant systems, we initially utilized and sold commercially available implant systems for use in performing MAKOplasty THA and, in the fourth quarter of 2012, we commercially released our proprietary hip implant system, the MAKO RESTORIS PST Cup and Tapered Stem implant.

The comprehensive nature of the MAKOplasty solution also provides hospitals with the implants and disposable products necessary to perform the MAKOplasty procedures. We believe that our complete solution represents a substantial improvement over currently available approaches.

The figure below illustrates the MAKOplasty solution.

Robotic Arm


Hip Application
Knee Application
MAKO

Patient Specific Visualization



Implants



Our Strategy

Our goal is to continue to drive sales of the RIO system and generate recurring revenue through sales of implants, disposable products and service contracts by establishing MAKOplasty as the preferred surgical procedure for patients with osteoarthritic disease. We believe that we can achieve this objective by working with hospitals and surgeons to demonstrate potential key benefits of MAKOplasty, such as consistently reproducible surgical precision, improved post-operative outcomes and reduced healthcare costs. Our strategy includes the following key elements:

- *Focus on key physicians and thought leaders to encourage adoption of our MAKOplasty solution.* We plan to continue to focus our marketing efforts on key orthopedic surgeons who are actively involved in the development and use of innovative orthopedic approaches. We also plan to continue to focus our marketing efforts on the hospitals with which these key surgeons are affiliated and engage them to promote the benefits of MAKOplasty. Our strategy is to convince hospitals that through early adoption of MAKOplasty and acquisition of our RIO system, they can improve their clinical outcomes and, as a result, reinforce their reputations as leading institutions for the treatment of osteoarthritic disease.

- *Drive volume sales of our RESTORIS family of implant systems and disposable products for installed RIO systems.* We intend to increase the number of orthopedic surgeons who use our RIO system and work with the hospitals and their surgeons to promote patient education about the benefits of MAKOplasty. Our goal is to increase utilization per RIO system to drive higher volume sales of our RESTORIS family of implant systems and disposable products.

- *Expand the market for multicompartmental knee resurfacing.* We plan to expand the market for multicompartmental knee resurfacing procedures by encouraging use of the MAKOplasty PKA procedure for patients who, given only conventional surgical alternatives, would have opted for total knee replacement surgery or no surgery at all. Our current application of MAKOplasty PKA is for unicompartmental and bicompartmental knee resurfacing procedures using the RESTORIS family of knee implant systems, allowing us the potential of accommodating varied patient profiles and surgeon preferences. We believe that the potential benefits of our MAKOplasty PKA solution and the combination of these product offerings will facilitate our efforts to expand and capture the market for multicompartmental knee resurfacing.

- *Deliver consistently reproducible precision to additional orthopedic procedures, including total hip arthroplasty.* We believe that the introduction of MAKOplasty THA will increase the overall value proposition for MAKOplasty by enabling surgeons to use the RIO system to perform total hip arthroplasty with the same consistently reproducible precision, accuracy, and dexterity as MAKOplasty PKA, resulting in the placement of the hip implants in the best position to reduce the chance of dislocation and reduce surface wear. We believe this expansion of our product offerings will facilitate our efforts to increase the number of commercial MAKOplasty sites, the number of orthopedic surgeons who use our RIO system, and the utilization at our existing MAKOplasty sites.

- *Demonstrate the clinical and financial value proposition of MAKOplasty.* We intend to continue to collaborate with leading surgeons and hospitals through such programs as our MAKOplasty Center of Excellence to build clinical and financial data that support the benefits of MAKOplasty. The MAKOplasty Center of Excellence is a program developed in conjunction with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty. As part of the collaborative program, participating hospitals agree to maintain and provide us with certain clinical and financial data that we use to support the business and clinical case for the MAKOplasty solution. Our goal is to obtain clinical data further supporting the value of MAKOplasty procedures, as well as the accuracy of such implant placements and resulting longevity of the implants, while demonstrating to hospitals the top and bottom line financial benefits of our MAKOplasty solution. Furthermore, if we are able to commercialize additional applications for our RIO system, we believe that we would be able to further enhance the financial value proposition of MAKOplasty to hospitals.

The Knee

Market for Osteoarthritis of the Knee

The knee joint consists of the medial, patellofemoral and lateral compartments. As depicted below by the shaded diseased areas of the knee joint, osteoarthritis of the knee usually begins with the deterioration of the soft tissue and cartilage in the medial (inner) compartment and progresses to either or both the patellofemoral (sub-kneecap) and lateral (outer) compartments. The progression of osteoarthritis of the knee, as illustrated in the figure below, can take many years, and even in the early stages, it can result in substantial pain for the patient and a reduction in the quality of life.



Patellofemoral Compartment
Femur
Lateral Compartment
Medial Compartment
Fibula
Tibia
Early-Stage
Mid-Stage
Late-Stage

According to the Centers for Disease Control, there are currently more than fifteen million people in the U.S. with osteoarthritis of the knee. The growth of osteoarthritis of the knee among the U.S. population is expected to accelerate as the increasingly active population ages and obesity rates increase. The *Orthopaedic Industry Annual Report* reports that being overweight significantly increases the risk of developing knee osteoarthritis and that obese women had nearly four times the risk of suffering from osteoarthritis of the knee as non-obese women, and obese men had nearly five times the risk of suffering from osteoarthritis of the knee as non-obese men. As a result of this substantial clinical need, the market for orthopedic knee procedures in the U.S. has experienced tremendous growth over the past decade and is expected to continue to experience growth. According to data compiled by *Millennium Research Group*, the U.S. knee implant market was approximately $4.1 billion in 2012 and is anticipated to grow to over $4.3 billion in 2016. In addition to the substantial costs of the procedure itself, total knee replacement and resurfacing procedures represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear and tear or improper placement.

Current Orthopedic Knee Arthroplasty Approaches

Arthroplasty options for treating osteoarthritis of the knee have historically been limited to either total knee replacement surgery or knee resurfacing procedures.

Total Knee Replacement. Currently, most patients who choose to surgically address osteoarthritis of the knee elect to undergo total knee replacement surgery. *Millennium Research Group* has estimated that 586,400 primary total knee replacement procedures were performed in 2012 in the United States, which represents a 2.2% increase from the estimated 573,900 such procedures performed in 2011 in the United States. Standard total knee replacement is a highly invasive surgical procedure in which a patient's diseased knee joint is removed and replaced with a manufactured replacement knee joint comprised of several components that attempt to mimic the normal function of the knee joint. The procedure requires a large incision ranging from four to twelve inches to accommodate the complex scaffold of cutting blocks and jigs required to execute the blunt, planar cuts involved in total knee replacement surgery and to prepare the knee for insertion of the large implants. Soft tissue damage is significant in this procedure as the entire knee joint is fully exposed and much of the bone and tissue surrounding it are removed. The bone cuts are also extensive, presenting a large surface area for bone bleeding. The implants are typically manufactured out of metal, ceramic or polymers and have an approximate useful life of between fifteen and twenty years before they usually are revised or replaced.

The figures below illustrate a conventional total knee replacement surgery and implant:


Invasive Planar Cuts for Bone Removal
Manually-Positioned Cutting Block Pinned to Bone – Potential Source of Malalignment
Damage to Healthy Soft Tissue
Large Invasive Incision Required for Cutting Blocks and Implant

Total Knee Replacement Surgery



Total Knee Implant

Despite its long history as an established and effective orthopedic procedure, standard total knee replacement surgery is not an ideal option for many patients suffering from early to mid-stage, unicompartmental or multicompartmental degeneration of the knee. Some of the principal limitations of standard total knee replacement surgeries include:

- highly invasive nature of the surgical procedure, which requires a large incision ranging from four to twelve inches to prepare and implant the large implants;
- significant damage to the bone and tissue surrounding the joint, including the typical removal of anterior cruciate ligament and the frequent removal of the posterior cruciate ligament;
- substantial bone bleeding;
- required removal of all three compartments of the knee, regardless of which compartments are actually diseased;
- extended and often painful recovery time and rehabilitation;
- reduced mobility and range of motion; and
- likely implant replacement or revision in approximately 15 to 20 years when the implant reaches the end of its useful life.

For these and other reasons, many people who are eligible for total knee replacement surgery elect not to undergo or postpone the procedure, choosing instead to suffer significant pain and limited mobility.

Partial Knee Resurfacing. Partial knee resurfacing is a less invasive arthroplasty procedure in which only the arthritic region of the knee is removed and a small implant is inserted to resurface the diseased compartment of the knee. Partial knee resurfacing procedures are ideal for patients with early to mid-stage osteoarthritis and are aimed at sparing the healthy bone, cartilage and other soft tissues typically removed in a conventional total knee replacement procedure. These procedures have traditionally been performed manually, requiring a level of training, expertise and precision that significantly exceeds what is required for standard total knee replacement surgery. *Millennium Research Group* has estimated that 56,800 unicompartmental knee resurfacing procedures were performed in 2012 in the United States, which represents a 1.6% increase from the estimated 55,900 such procedures performed in 2011 in the United States.

Partial knee resurfacing are potentially more desirable procedures than total knee replacement surgery for patients suffering from early to mid-stage degeneration of the knee because they preserve more of the patient's natural anatomy and result in less trauma to the patient. As a result, patients experience less tissue loss and faster recoveries. However, despite the potential clinical, quality of life and cost benefits of these procedures, standard instrumented partial knee resurfacing has achieved only limited adoption to date, in part, as a result of the following limitations that make performing these procedures very difficult:

- the restricted room to maneuver and impeded line of sight due to the smaller incision and minimally invasive nature of the procedures which make it difficult to insert, place and align the implant properly; and
- the complex process of removing portions of the bone and resurfacing the knee joint in preparation for the implant.

The difficulties in manually executing partial knee resurfacing procedures can result in inaccurate implant alignment, which can lead to reduced range of motion and premature implant failure. In light of the difficulties, many physicians choose not to recommend these procedures and many patients choose either to live with the osteoarthritic pain or to undergo standard total knee replacement surgery. According to an article published in the *Journal of Engineering in Medicine* in 2009, approximately 21% of patients who underwent total knee replacement surgeries had osteoarthritis in only one compartment of the knee, qualifying them as appropriate candidates for an unicompartmental procedure.

The Hip

Market for Osteoarthritis of the Hip

Similar to the knee joint, osteoarthritis, or OA, of the hip, as illustrated in the figure below, typically begins with degeneration of the hip joint caused by a local tear in the soft tissue surrounding the acetabulum, or hip socket, or an excessive load on the cartilage caused by impingement conditions between the femur and the acetabulum. The progression of osteoarthritis of the hip can take years, but even in the early stages, it can result in substantial pain for the patient and a reduction in the quality of life.


Hip acetabulum with
advanced stage OA
Hip femur with
advanced stage OA

According to data from the Centers for Disease Control, there are currently more than 3 million people in the U.S. with osteoarthritis of the hip. As a result of this substantial clinical need, the market for orthopedic hip procedures in the U.S. is expected to experience continued growth. According to data compiled by *Millennium Research Group*, the U.S. hip implant market was approximately $2.7 billion in 2012 and is anticipated to grow to over $2.8 billion by 2016. In addition to the substantial costs of hip arthroplasty, other treatment options for osteoarthritis of the hip represent significant incremental costs to the healthcare system. These include costs associated with rehabilitation, medication, hospitalization and, over the long-term, costs incurred as a result of replacements or revisions that may be required due to wear or improper placement.

Current Orthopedic Hip Arthroplasty Approaches

The current treatments available for osteoarthritis in the hip joint consist of sports medicine procedures to treat soft tissue damage as well as more invasive procedures to treat impingement conditions. Conventional treatment for the replacement of the joint consists of a partial hip replacement where only one side of the joint is replaced (normally utilized for hip fractures), hip resurfacing, which is primarily indicated for male patients under the age of 65, and in late stage conditions, total hip arthroplasty. Total hip arthroplasty is a highly invasive surgical procedure in which a patient's diseased hip joint is removed and replaced with an artificial replacement hip joint comprised of several components that attempt to mimic the normal function of the hip joint. The procedure requires a large incision ranging from six to twelve inches, which often results in significant pain and an extended recovery time. Unlike the knee joint, the hip joint is covered with significant muscle and fat tissue, preventing direct access to the joint without a large incision.

The traditional total hip replacement implant system consists of three main components:

- a metal cup and a plastic liner that together replace the acetabulum;
- a metal stem inserted into the femoral canal that replaces the femoral neck; and
- a highly polished metal ball that attaches onto the metal stem and replaces the femoral head.

Despite its history as an established and effective orthopedic procedure, we believe that there are several limitations of traditionally instrumented total hip arthroplasty including malalignment of implant components, dislocation, differences in leg length, implant loosening, femoro-acetabular impingement and the eventual need for implant replacement or revision.

Dislocation, where the ball comes completely out of the replacement cup, is the most common reason for revision total hip surgery. According to an article published in the *The Journal of Bone and Joint Surgery* in 2003, the national average for dislocation of the hip joint within six months of the primary hip replacement procedure is approximately four percent, or approximately 14,000 procedures, annually. A study at Massachusetts General Hospital, which was presented at the 2010 Meetings of The Hip Society, found that fifty percent of the acetabular implant cups placed by the surgeons in the study using commonly used mechanical jigs were placed outside of the optimal zone for avoiding post-operative dislocation. Not all dislocations require a revision surgery to replace the existing implant, but according to an article published in the *The Journal of Bone and Joint Surgery* in 2009, each dislocation that requires a replacement of the existing implant costs a minimum of approximately $42,000 to the U.S. healthcare system.

Traditional surgical approaches to total hip arthroplasty may result in a leg length discrepancy, which clinical studies show may result in back pain, increased risk of nerve injury, dislocation, poor patient satisfaction, and the need for revision surgery. According to a study published in *Physiotherapy* in 2009, a leg length discrepancy of ten millimeters or more is associated with a significantly poorer outcome in terms of the clinical benefits of surgery as well as more than twice the incidence of limping than patients with a leg length discrepancy of less than ten millimeters. One methodology currently used by surgeons to measure leg length involves using a ruler to measure anatomical landmarks on the hip before surgery to assess the patient's preoperative leg length and then remeasuring the leg length with the implants in place following surgery to assess the change in the patient's leg length. Another popular methodology used by surgeons requires the surgeon to line the patient's legs up on the operating room table to assess the leg length before surgery and then to do the same thing with the hip implants in place after surgery. This method requires the legs to be in the exact same position at the time of both measurements and uses only the surgeon's eyes and sense of touch to assess the change in leg length. We believe that limitations exist with respect to both of these methodologies.

Our Products

MAKOplasty procedures are enabled through our proprietary technology consisting of the following components: our RIO system, our joint specific MAKOplasty applications for the knee and hip, and our RESTORIS family of implant systems.

The MAKO RIO Robotic Arm Interactive Orthopedic System

The centerpiece of MAKOplasty is the RIO system, our proprietary robotic arm, interactive, orthopedic system, that provides both pre-operative and intra-operative guidance to the orthopedic surgeon, enabling tissue sparing bone removal and accurate implant insertion and alignment. The RIO system consists of two elements: a tactile robotic arm utilizing an integrated bone cutting instrument and a patient specific visualization component.

The figure below identifies the key components of the RIO system's tactile robotic arm, stereo tracking system and instruments:



1
7
8
1
4
5
3
2
6
1. Tactile Robotic Arm
2. Controller
3. Stereo Tracking System Camera and Instruments
4. End Effector – PKA Configuration
5. PKA Bone Cutting System with Disposable Cutting Tips
6. Portable Base Console
7. End Effector – THA Configuration
8. THA Bone Cutting System with Quick Change Reamer Basket
MAKO
RIO

Tactile Robotic Arm System. The tactile robotic arm system consists of the key components identified in the figures above and incorporates the following specifications, features and benefits:

- *Tactile Robotic Arm* — The tactile robotic arm is designed to respond fluidly to movements initiated by the surgeon operating the bone cutting instrument. We have designed the robotic arm to achieve substantial dexterity and range of movement. The robotic arm helps enforce a tactile "safety zone" that is established by the patient specific visualization system by providing tactile resistance when the boundaries of the tactile "safety zone" are reached. This tactile resistance helps ensure that the surgeon does not move the bone cutting instrument outside the intended area.

- *Controller* — The controller is the electronic hardware and firmware component of our computing system which interfaces with our proprietary surgical planning and execution software to allow the surgeon to safely guide the tactile robotic arm. The controller governs the basic, low-level functions of the tactile robotic arm, such as the tactile constraints and the safety circuit.

- *Stereo Tracking System Camera and Instruments* — During a MAKOplasty procedure, the location of the tactile "safety zone" is updated continuously based on bone tracking data supplied to the computer system by an infrared stereo tracking system, which consists of a special camera that is directed toward a series of tracking arrays attached to the patient's anatomy by bone pins. The tracking system assists the robotic arm system in locating and physically tracking the patient's anatomy and coordinating its real time position with the cutting instrument of the robotic arm. It has a sufficient refresh rate to provide the robotic arm system with an adequate flow of information regarding movements of both the patient and the robotic arm to ensure optimal cutting and placement. Using the system, the surgeon can freely move the robotic arm within the defined space, but encounters tactile resistance as the boundaries of such space are reached.
- *End Effector* — The end effector is the mechanical component by which the bone cutting instrument is attached to the tactile robotic arm. It is designed to ensure secure placement of the bone cutting instrument, while providing the flexibility necessary for the surgeon to manipulate the instrument.
- *Bone Cutting Instruments* — The bone cutting instrument is integrated into the tactile robotic arm at the end effector. For MAKOplasty PKA procedures, this instrument is composed of a high speed motor and a component that houses a variety of single use bone cutting tips. The design of the bone cutting instrument allows the surgeon to grip it in a manner similar to holding a pen-like cutting tool, making it easy to manipulate the instrument in the patient's anatomy. The cutting tip is the disposable end tip of the bone cutting instrument that makes contact with the joint and actually removes the bone for placement of the knee implant in accordance with the pre-operative surgical plan. In combination with our tactile robotic arm, the knee bone cutting instrument enables the smooth precision and accuracy necessary for MAKOplasty PKA procedures. For MAKOplasty THA procedures, the bone cutting instrument is a reamer (similar to a drill) to which hemispherical cutting baskets are attached. Surgeons currently use similar reamers and cutting tools for traditional hip replacement surgery. The tactile robotic arm in conjunction with the reaming instrument makes it possible for the surgeon to accurately and precisely prepare the bone to the pre-operative surgical plan.
- *Portable Base Console* — The base component of our tactile robotic arm is a mobile unit that enables the portability of the tactile robotic arm from one operating room to another. The base console houses the controller and various electrical and mechanical components that help power the tactile robotic arm. Its design enables the console to be situated next to the patient during surgery and the tactile robotic arm to be conveniently positioned over the patient's anatomy.

The figure below identifies the key components of the RIO system's patient specific visualization system:


2
4
3
1
Inclination
Version
Superior
0mm
Medial
0mm
Posterior
0mm
2
3
1
5
1. Surgical Planning Software
2. Tactile Safety Zone
3. Instrument Locator
4. Monitor
5. Mobile Base

Patient Specific Visualization System. Our patient specific visualization system is a vital part of our ability to deliver consistently reproducible precision. The surgeon uses our system pre-operatively to plan and intra-operatively to guide the surgical procedure. It consists of the key components identified in the figure above and incorporates the following specifications, features and benefits:

- *Surgical Planning and Execution Software* — Our surgical planning and execution joint specific application software, which is integrated into our patient specific visualization system, is used during the pre-operative surgical planning process to visualize and map the exact portion of bone to be removed, define the anatomical boundaries of the tactile "safety zone" and plan the optimal placement and alignment of our implants. During the procedure, the visualization system guides the surgeon through each specific, well defined surgical step and displays in real time each current and planned surgical activity, including soft-tissue balancing. The surgical plan is unique and individualized for each patient.
- *Tactile "Safety Zone"* —The robotic arm enforces a tactile "safety zone" by providing tactile resistance when the boundaries of the tactile "safety zone" are reached, while our patient specific visualization system provides a visual representation of the tactile "safety zone" and provides additional visual and auditory cues when the boundaries of such tactile "safety zone" are reached. The combination of this tactile resistance and patient specific visualization helps ensure that the surgeon does not apply the bone cutting instrument beyond the intended area.
- *Instrument Locator* — The instrument locator provides visual guidance on the position of the bone cutting instrument and other surgical instruments in relation to the patient's anatomy.
- *Monitors* — Prior to surgery, patients undergo a conventional CT scan that captures an image of the diseased joint. This CT image is uploaded to the patient specific visualization system for display as a 3-D volume in space. The surgeon can then virtually place the implants on the 3-D models of the patient's bones. This patient specific visualization of our implant overlaid onto an image of the patient's actual joint helps the surgeon to plan the procedure pre-operatively, by providing information that enables the surgeon to determine the optimal placement, alignment and sizing of the implant. The final planned placement of the implant establishes the boundaries of the tactile "safety zone" for surgery. During surgery, each monitor projects an active 3-D computer graphics visualization of the patient's joint, showing the areas of the bone that are actually removed as the procedure progresses. The surgeon can also change the viewpoint and zoom level of the visualization as the procedure progresses to focus on different portions of the anatomy.
- *Mobile Base* — The base component of our patient specific visualization system is a mobile unit that enables the portability of the patient specific visualization system from one operating room to another. It houses our computer hardware and our surgical planning and execution software and various electrical and mechanical components that help power the visualization system.

The Current RIO System

The RIO system, which enables our MAKOplasty PKA application and MAKOplasty THA application, incorporates the following technical features which we believe allow us to expand the breadth of our clinical applications as well as implant offering and provide the benefits of MAKOplasty to more surgeons and patients:

- high dexterity and range of motion in the robotic arm enabled by the six degrees of freedom in the movement of the robotic arm;
- increasingly more efficient physical configuration of the patient specific visualization system, robotic arm, customized bone cutting instruments and electronic components;
- ability to perform a full range of partial knee arthroplasty procedures, including medial unicompartmental knee procedures, lateral compartment knee procedures, isolated patellofemoral knee procedures, and bicompartmental knee procedures, as well as total hip arthroplasty procedures;
- intelligent implant planning features to aid surgeon efforts to achieve optimal patient specific alignments;
- intelligence related to operating room workflow and configurations to reduce operating room set up times;
- modular design of certain components for ease of manufacturability and assembly and to make them more accessible for service repairs; and
- sophisticated industrial design, including enhanced system ergonomics, and state-of-the art user interface.

The RIO system is a closed platform, as only our RESTORIS family of implant systems may be effectively used with our RIO system and MAKOplasty applications. In addition, users of the RIO system are contractually required to purchase all implants and disposable products used in MAKOplasty procedures from us.

We commercially launched the RIO system in the first quarter of 2009. In the third quarter of 2009, we launched version 2.1 of our RIO system, which reflected further refinement of the RIO platform and MAKOplasty PKA application. In the fourth quarter of 2009, we launched version 2.2 of our RIO system, which modified the MAKOplasty PKA application to enable surgeons to treat lateral compartment knee arthritis. We launched version 2.3 of our RIO system in the third quarter of 2010, version 2.4 in the second quarter of 2011, and version 2.5 in the third quarter of 2012, each of which further enhanced the RIO and associated applications to improve functionality, efficiency and ease of use. In the third quarter of 2011, we commercially introduced version 1.0 of our MAKOplasty THA application for the RIO system. We launched version 2.0 of our MAKOplasty THA application in the third quarter of 2012, which enabled the direct anterior approach for the MAKOplasty THA procedure, as well as the use of the MAKO RESTORIS PST Cup and Tapered Stem implant, designed in collaboration with Pipeline Orthopedics, as further described in the "MAKOplasty THA Products - The RESTORIS Family of Hip Implant Systems" section below.

MAKOplasty PKA Products

MAKOplasty PKA application

Unlike conventional knee replacement surgery, which requires extraction and replacement of the entire joint, our MAKOplasty PKA application enables surgeons to isolate and resurface just one or two specific diseased compartments of the joint through a minimally invasive incision, preserving significantly more soft tissue and healthy bone of the knee. The precision provided by our RIO system robotic arm and MAKOplasty PKA application makes such minimally invasive targeted treatment possible by eliminating the complex scaffold of cutting blocks and jigs that would otherwise be required to execute the blunt, planar bone cuts and insert the large implants involved in conventional total knee replacement surgery or a manually executed resurfacing procedure. Because of the minimally invasive nature of the MAKOplasty PKA procedure, smaller incisions are possible, which lead to less tissue damage and faster recoveries, thereby reducing the overall costs of rehabilitation, medication and hospitalization. In addition, because more of the patient's natural anatomy is preserved and less trauma is inflicted on the knee, we believe that patients who undergo MAKOplasty PKA have the potential to experience better functionality and more natural knee movements, thereby achieving an improved post-operative quality of life. We believe that our MAKOplasty PKA application will make minimally invasive orthopedic procedures, like unicompartmental and bicompartmental knee resurfacing, a viable option for a greatly expanded pool of patients and physicians.

The figure below illustrates a MAKOplasty PKA procedure.


MAKOplasty Solution Allows for Reduced Instrumentation
Precision Cutter Enables Bone-Sparing Resurfacing
Surgeon Operates Robotic Arm Within the Tactile Safety Zone
Minimally Invasive Incision Reduces Damage to Healthy Soft Tissue

The MAKOplasty knee resurfacing procedure is performed by the surgeon using the surgical planning and execution joint specific application software integrated into our patient specific visualization system. The figure below illustrates an actual MAKOplasty knee resurfacing procedure and the corresponding virtual representation of the MAKOplasty PKA application on the patient specific visualization system.


Femur
Bone cutting instrument
Virtual display of bone resection
Tibia
Actual bone resection

The RESTORIS Family of Knee Implant Systems

MAKOplasty PKA employs a knee implant system that is designed for insertion and cementation in a minimally invasive manner. Prior to the development and commercialization of the MAKO-branded, RESTORIS family of knee implant systems in late 2008, we provided our customers with off-the-shelf unicompartmental tibial inlay and tibial onlay implants from third-party suppliers. Currently, we offer the RESTORIS MCK unicompartmental and bicompartmental knee implant system for use with the RIO system and MAKOplasty PKA application.

The RESTORIS family of knee implant systems allows an orthopedic surgeon to treat early through mid-stage degenerative osteoarthritis of the knee with a modular implant system. We believe that modular components are key to the successful execution of minimally invasive knee surgeries because they can be more easily inserted into the knee joint through smaller incisions than a single, complete device. They can also be positioned independently to better accommodate the specific contours of the patient's anatomy. Because of the technical design and programming, only the RESTORIS family of knee implant systems may be used effectively with our RIO system and MAKOplasty PKA application.

The RESTORIS onlay knee implant system is designed to accommodate patients who lack tibia sclerotic bone beds of sufficient quality. The metal support is placed horizontally on a planar surface prepared on the tibia using the RIO system, supported by the tibial cortical rim, rather than fitted into a pocket of the tibia. Some surgeons also prefer to utilize the tibial cortical rim support in all cases. Patients with relatively good tibial bone quality, including a sufficiently thick and appropriately located bed of hardened sclerotic tibial bone, are generally candidates for our RESTORIS inlay knee implant system.

The RESTORIS MCK unicompartmental and bicompartmental knee implant system offers an implant geometry to support the tissue and bone sparing goals of MAKOplasty PKA. Free from the limitations of manual instrumentation, RESTORIS MCK is designed to accurately mimic human anatomy, providing better coverage of diseased compartments while requiring less bone removal and tissue trauma than with traditional treatments.

The RESTORIS MCK system, depicted in the figures below, enables surgeons to treat patients suffering from osteoarthritis in any single compartment of the knee joint: the medial (inner), lateral (outer), or patellofemoral (sub-kneecap). The RESTORIS MCK system also enables bicompartmental treatment of the patellofemoral compartment in combination with the medial compartment. Utilizing a modular, bicompartmental system, a surgeon can use the pre- and intra-operative planning software in the RIO system to produce a patient specific implant plan, the result of which is the retention of a greater portion of the knee anatomy than patients treated with a total knee arthroplasty procedure. Surgeons are able to offer inlay and onlay implants medial configurations for both their unicompartmental and bicompartmental procedures. The product offering of the RESTORIS MCK system also features a patellofemoral component (under the kneecap), which is inset into the knee compartment between the medial and lateral (outer) compartments. Additionally, the surgeon has an array of patella "buttons" to affix to the back of the kneecap to replace the worn surface.



RESTORIS MCK Unicondylar Onlay Implant



RESTORIS MCK Patellofemoral Implant and Patella Dome



RESTORIS MCK Unicondylar Onlay Implant Placement



RESTORIS MCK Patellofemoral Implant Placement



RESTORIS MCK Lateral Implant Placement



RESTORIS MCK Bicompartmental Implant



RESTORIS MCK Bicompartmental Implant Placement

MAKOplasty THA Products

MAKOplasty THA application

We believe our MAKOplasty THA application has the potential to add clinical and economic value in arthroplasty procedures in the hip joint. Our MAKOplasty THA application utilizes the RIO system's tactile, visual and auditory feedback to assist the surgeon in preparing the acetabulum (hip socket) for optimal placement of the acetabular cup implant and femoral stem. The MAKOplasty THA application allows the surgeon to preoperatively plan the placement of the hip implants on a three dimensional image of a pre-operative CT scan, which we believe results in a plan that is optimized for each patient. The RIO system's robotic arm then assists the surgeon in preparing the bone accurately to the pre-operative surgical plan, as well as in the positioning of the hip implant, which we believe may potentially decrease the likelihood and severity of implant impingement and dislocation that may result from the potential inaccurate placement of the acetabular cup with standard instrumented method of implant placement, which involves the use of mechanical jigs and visual alignment by the surgeon.

We believe our MAKOplasty THA application has the potential to provide a surgeon with the same consistently reproducible precision, accuracy, and dexterity as our MAKOplasty PKA application. In the same way that the cutting system of the RIO robotic arm allows for the precise resection of bone in the knee joint, we believe that surgeons will use the robotic arm to accurately plan and prepare the patient's acetabulum for the cup implant and accurately plan and prepare the placement of the femoral stem. Moreover, unlike in MAKOplasty PKA, during the final insertion of the cup implant, the robotic arm assists the surgeon in positioning the cup at the orientation that was planned by the surgeon preoperatively. A study at Massachusetts General Hospital, which was presented at the 2010 Meetings of The Hip Society, found that fifty percent of the acetabular implant cups placed by the surgeons in the study using commonly used mechanical jigs were placed outside of the optimal zone for avoiding post-operative dislocation. We believe that our MAKOplasty THA application provides the surgeon with an accurate preoperative surgical plan, knowledge of the patient's position on the operating room table and accurate implant sizing. We believe this information allows the surgeon to seat the implants according to the plan at a level of accuracy within plus or minus five degrees from the surgeon's desired cup placement for both cup inclination and cup version. We believe this level of accuracy may result in optimal implant position to resist dislocation, which is difficult to accomplish manually. We also believe that the MAKOplasty THA application allows the surgeon to minimize leg length discrepancy to plus or minus three millimeters, which we believe is an improvement over the manual methodologies currently used by surgeons to measure leg length.

The figure below illustrates a MAKOplasty THA procedure.


Surgeon Operates Robotic Arm Within the Tactile Safety Zone
MAKOplasty Solution Provides Accurate and Precise Acetabular Cup Placement
Robotic Arm Controlled Reaming

The RESTORIS Family of Hip Implant Systems

The hip implant market, unlike the partial knee implant market, is based on multiple, differing implant philosophies, which results in most orthopedic companies offering a variety of hip implants options in order to satisfy the requirements of a majority of surgeons. In order to address these differing philosophies, we currently offer a variety of hip implant options for use with the RIO system and our MAKOplasty THA application. As was the case with early MAKOplasty PKA commercialization, our initial hip implant options included off-the-shelf hip implant systems from third-party suppliers pending the development and commercialization of a proprietary MAKO-branded RESTORIS family of hip implant systems in the fourth quarter of 2012.

In connection with the commercial release of the MAKOplasty THA application in 2011, we began to distribute a hip implant system manufactured by Corin PLC, depicted in the figures below, which we are marketing under the brand names RESTORIS Metafix for the femoral stem and the RESTORIS Trinity for the acetabular cup. The RESTORIS Metafix stem addresses a French implant philosophy based on the compaction, rather than the removal, of bone from the femoral canal, followed by the implantation of a fully hydroxyapatite-coated femoral stem into the femur. A stem representing this philosophy is listed in the Norwegian Joint Replacement Registry as one of the best for femoral stem survivorship.

We have also entered into a license and supply agreement with Total Joint Orthopedics, Inc. for the distribution of a second hip implant system, depicted in the figures below, which we commercially released in the first quarter of 2012 under the brand name RESTORIS Z. The RESTORIS Z hip implant system addresses the Zweymuller femoral stem philosophy, which is based on the implantation of a square peg in a round hole in order to gain immediate rigid fixation. The femur is prepared using square broaches and implanting a square stem. The Zweymuller philosophy is European-based and has a twenty-five year clinical track record with several long-term clinical studies supporting the use of its stem. We believe Zweymuller stems are one of the most frequently used stems worldwide.

As further described in the "Research and Development" section below, we entered into a Strategic Alliance Agreement with Pipeline Biomedical Holdings, LLC, or Pipeline, in October 2010 to develop and supply future advanced implant technologies for use with our RIO system including the development of a proprietary MAKO-branded RESTORIS family of hip implant systems for use with the MAKOplasty THA application. This collaboration resulted in the RESTORIS PST Cup and Tapered Stem implant system, depicted in the figures below, which was commercially released in the fourth quarter of 2012. The RESTORIS PST Cup and Tapered Stem implant system incorporates a modern blade stem design, novel, proprietary porous technology incorporated with the implant cup, and a vitamin E enhanced polyethylene liner. We believe this hip implant system is designed based on the broadest market philosophy for femoral implants in the United States.



RESTORIS Metafix and RESTORIS Trinity Hip Implant System



RESTORIS Z Hip Implant System



RESTORIS Tapered Stem and PST Acetabular Cup Hip Implant System

We believe that the variety of hip implant options offered for use with the RIO system and our MAKOplasty THA application has the potential to address the requirements of a majority of orthopedic surgeons who perform total hip arthroplasty. Each of the above-described implant systems can be used for all types of bone quality and stages of joint disease.

Because the dimensional information of each hip implant system is required to calculate and display information required for the surgeon's intraoperative decision making, such as leg length and acetabular cup inclination, only our RESTORIS family of hip implants may be used effectively with our RIO systems and MAKOplasty THA application. The surgical instrumentation required to insert the hip implant systems is unique to MAKO, which we believe further discourages the use of unvalidated hip implant products.

The figure below is an example of implanted hip implant system:


Acetabular Cup
Cup Liner
Femoral Head
Femoral Stem

Disposable Products

The RIO system utilizes disposable products associated with our patient specific visualization system and cutting instruments and other items that require disposal after each use. Disposables are not only a potential source of recurring revenue, but also an opportunity to differentiate our product platform from those of less comprehensive solutions offered by competitors.

Other Potential Applications and Implants

We believe that with further research and development, our robotic arm technology has the potential to serve as a platform technology with applications for other areas of the body or for additional applications within the knee or hip joints and we are currently conducting initial research and development to test the viability of MAKOplasty outside of our current applications. Additionally, as further described in the "Research and Development" section below, we entered into a Strategic Alliance Agreement with Pipeline in October 2010 to develop future advanced implant technologies for use with our RIO system. Should we elect to commercialize additional potential applications of MAKOplasty within or outside of the partial knee and total hip joints or additional implant systems, we would seek the appropriate marketing clearance from the FDA and any other required regulatory approvals for such applications and implants.

Sales and Marketing

We continue to expand the size of our sales and marketing organization, which is primarily comprised of a direct sales force to sell RIO systems and to commercialize and market MAKOplasty in the U.S. As of February 21, 2013, our sales and marketing group had a total of 140 employees, of which 111 are direct sales representatives, including a senior director for national corporate accounts, who is responsible for sales and marketing activity throughout the U.S. and 2 are global market and sales development employees, who are responsible for defining and executing our global commercialization strategy. Our global market strategy includes the use of independent distributors to market, sell, and support our products. We intend to continue to increase the number of sales and marketing personnel as we expand our business.

A portion of our customers acquire our RIO system through a leasing arrangement with a third-party leasing company. In these instances, we sell the RIO system to the leasing company, and our customer enters into an independent leasing arrangement with the leasing company. We treat these leasing transactions the same as sales transactions for purposes of recognizing revenue for the sale.

Our sales and marketing goals are to continue to drive capital equipment sales of the RIO system and associated applications and generate recurring revenue through sales of implants, disposable products and service contracts. To achieve these goals, we must continue to promote adoption of MAKOplasty by leading surgeons and hospitals and build demand for the procedure among patients through the following sales and marketing strategies:

- *Target Medium to High Volume Orthopedic Facilities.* Our sales representatives actively target hospitals with strong orthopedic reputations and significant joint replacement practices. We believe that adoption by such leading hospitals helps us to seed the market for MAKOplasty and provides the validation and visibility necessary for more widespread adoption.
- *Target Facilities with a Strong Strategic Commitment to Grow an Orthopedic Surgery Service Line.* Our sales representatives actively target hospitals that have demonstrated a commitment to expand their orthopedic surgery service line. We believe that these hospitals will benefit from the growth in service associated with treating a large number of patients who, given only conventional surgical alternatives, would have delayed surgery or opted for no surgery at all, as well as attracting patients who seek an alternative to conventional surgical options.
- *Establish and Promote MAKOplasty Centers of Excellence.* The MAKOplasty Center of Excellence is a joint marketing program that we promote in collaboration with participating hospitals to educate surgeons and patients regarding the benefits of MAKOplasty. As part of the program, hospitals agree to maintain and provide us with certain clinical and financial data that we use in support of our business case for the MAKOplasty solution.
- *Drive Patient Demand for MAKOplasty.* During 2012, we continued our marketing efforts to directly educate patients on the benefits of MAKOplasty. We believe that patients are becoming increasingly more involved in the healthcare decision making process and have the potential to influence the adoption of new procedures such as MAKOplasty. Currently, our representatives primarily support hospitals participating in the MAKOplasty Center of Excellence program in their efforts to publicize the benefits of MAKOplasty and educate.
- *Assure Best-in-Class New User Experience to Support Rapid Learning Curve and Drive Strong Clinical Adoption.* During 2012, we formed a dedicated team within our service organization that includes a group of clinical experts who are responsible for supporting new customer sites and new product introductions and implementing clinical best practices in the field.

The generation of recurring revenue through sales of our implants, disposable products and service contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of the RIO system to generate recurring sales of implants and disposable products, and potentially increase the number of procedure applications available for the RIO system. We have designed our products so that our RIO system only works with our implant products and we contractually require purchasers of the RIO system to use only our validated implant and disposable products in connection with providing MAKOplasty. We also offer an annual service contract that provides maintenance and support services related to the RIO system.

We provide training to surgeons and hospital staff on the use of the RIO system. Each of our customers also receives pre-operative and intra-operative support from our on-site MAKOplasty Sales Specialist, or MSS, who provides clinical and technical support in connection with each MAKOplasty procedure. The MSS helps set up the equipment, facilitates the pre-operative planning process and is present in the operating room with the surgeon, facilitating the surgeon's use of the RIO system. By increasing familiarity with the system and helping to provide safe and proper usage of our equipment and products by surgeons and hospitals, we hope to promote seamless adoption of MAKOplasty. The presence of an MSS in the surgical theater also provides us with immediate feedback and understanding of our customers' product preferences and requirements in clinical conditions. In addition, orthopedic surgeons are accustomed to the support of a vendor representative in the surgical theater.

Our business is subject to quarterly seasonal fluctuations. Historically, we have tended to sell more RIO systems during the third month of each fiscal quarter, with the most sales in the fourth fiscal quarter and the fewest sales in the first fiscal quarter. We attribute these fluctuations to customary capital expenditure trends by hospitals. For the year ended December 31, 2011, one third-party leasing company accounted for twelve percent of our total revenue. For the year ended December 31, 2012, no single customer accounted for more than ten percent of our total revenue and the loss of any single customer is not expected to have a material adverse effect on our company.

Research and Development

Continued innovation through research and development is critical to our future success. Most of our research and development activity is performed internally. We have assembled an experienced team with recognized expertise in advanced robotics, software, instrumentation and orthopedic implants and we expect to continue to expand the size of our research and development team to support our ongoing research and development efforts. As of February 21, 2013, our research and development team, which is based at our headquarters in Fort Lauderdale, Florida, consisted of ninety-nine employees.

Our research and development efforts are currently focused on improvements to our current MAKOplasty PKA and THA applications, as well as improvements to the RIO system based on customer feedback. By continually researching improvements to our MAKOplasty PKA and THA applications and RIO system, we hope to refine the operating room experience for the surgeon and staff and identify new areas to enhance patient clinical outcomes. We are also conducting early stage development on additional applications for the RIO system and corresponding implant systems for the knee, hip, and other major joints, as well as advanced research on new robotic platforms.

In October 2010, we entered into a Strategic Alliance Agreement with Pipeline to develop and supply potential future advanced implant technologies for use with our RIO system, including the development of our proprietary MAKO-branded RESTORIS PST Cup and Tapered Stem hip implant system for use with the MAKOplasty THA application. Upon execution of the Strategic Alliance Agreement, we issued and delivered to Pipeline 203,417 unregistered shares of our common stock as consideration for the rights granted to us under the Strategic Alliance Agreement. Following the launch of the RESTORIS PST Cup and Tapered Stem and in order to further strengthen our relationship, we amended the Strategic Alliance Agreement with Pipeline and issued and delivered to Pipeline shares of MAKO common stock with a fair market value of $6.5 million on the closing date. In exchange for the common stock, we received an equity investment in Pipeline and a $2.5 million credit pursuant to the commercial agreement between the parties. The Strategic Alliance Agreement contains provisions under which Pipeline will supply us with implants developed under the Strategic Alliance Agreement.

We have historically spent a significant portion of our capital resources on research and development. Our research and development expenses were $20.3 million in 2012, $20.6 million in 2011, and $15.0 million in 2010. We expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research of potential future products.

Manufacturing and Assembly

The MAKOplasty solution includes both off-the-shelf and custom made components produced to our specifications by various third parties. We purchase major components of the RIO system, including the computer hardware, the camera used in connection with our tracking system, robotic controller components, bone cutting instrumentation, the molded plastic and machined metal parts, and the various electro-mechanical components that support the RIO system from a number of suppliers. We internally develop the software components and license certain software components that are generally available for commercial use as open source software. We then assemble and integrate these various hardware components with our proprietary software to complete each RIO system. By assembling the final product at our facility, we are able to perform stringent quality assurance inspection and testing on each RIO system to best control the quality of the final product prior to shipment. A portion of our Fort Lauderdale facility is presently dedicated to these warehousing, assembly, testing and inspection activities.

Single source suppliers currently provide us with many of the major components of the RIO system. Our RESTORIS family of knee implant systems consist of implants that are custom made to our specifications by several outside manufacturers. Our RESTORIS family of hip implant systems consist of off-the-shelf hip implant systems supplied to us by outside suppliers and our proprietary MAKO-branded RESTORIS PST Cup and Tapered Stem hip implant system, developed and supplied to us by Pipeline.

We generally purchase our components through purchase orders and do not have long-term contractual commitments with most of our suppliers. We have, however, entered into long-term contractual arrangements with some of our suppliers, including several single source suppliers, and we are currently negotiating long-term contractual arrangements with many of our remaining suppliers. We also have provided blanket purchase orders and have entered into long-term pricing arrangements with certain suppliers who are not under a long-term contractual arrangement such as key suppliers of the critical components of our products and suppliers to whom we make significant payments for products and services.

By providing blanket purchase orders and entering into long-term contracts and pricing arrangements, we intend to develop and maintain buffer inventory levels at various points in our supply chain to minimize supply risk, which may result in increased excess inventory or obsolescence risk due to technological advancements of our products or change in demand for our products. In addition, we intend to achieve improvements in our manufacturing operations and in our cost of revenue by continuing to improve our procurement and outside manufacturing processes. We have also continued to upgrade our management information systems and to implement enhanced quality assurance, inventory and cost controls to improve the efficiency of our manufacturing operations, maintain product quality, reduce our cost of sales and increase our profitability.

Our operations and those of the suppliers and manufacturers we use are subject to extensive regulation by the FDA under its Quality System Regulations, or QSR, as well as numerous post-market requirements. Our operations and those of our suppliers and manufacturers will also be subject to international regulatory requirements as we expand our operations or business overseas. Our facility is FDA registered and is required to be compliant with the FDA's QSR. We have instituted a quality management system to evaluate and monitor compliance internally and by our suppliers and manufacturers. Our facility and the facilities of our suppliers and manufacturers we use are subject to periodic, announced and unannounced inspections by regulatory authorities, including the FDA and other governmental agencies. We were audited by the FDA in January 2009, during which we received certain inspectional observations. We have addressed the observations and submitted responses to the FDA on a voluntary basis. We believe all inspectional observations were resolved and we received the establishment inspection report (EIR) from the FDA in August 2009. We continue to monitor our quality management efforts in order to improve our overall level of compliance. To date, our facilities have not been inspected by any other regulatory authorities.

Intellectual Property

We must develop, maintain and protect the proprietary aspects of our products and technologies to remain competitive in the marketplace. Our intellectual property portfolio includes rights to patents, patent applications and other intellectual property that we wholly own or license from others. We seek patent and other intellectual property protection in the U.S. and internationally for our products and technologies where available and when appropriate. While our intellectual property portfolio is an important element of our success, our business as a whole is not significantly dependent on any one patent.

We also rely on other forms of intellectual property rights, including copyright, trademark, trade secrets and know-how, to develop, maintain and protect the proprietary aspects of our products and technologies. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business.

Despite measures taken to protect our intellectual property, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. In addition, our competitors may independently develop similar technologies. Although patents may provide some degree of protection for our intellectual property, patent protection involves complex legal and factual determinations and is therefore uncertain.

Wholly Owned Patents and Patent Applications

Since our inception, as we have progressed in the development of our innovative products, we have filed original patent applications capturing the valuable novelty of our technologies. As of February 21, 2013, we held twenty-two wholly owned granted U.S. patents, eighteen jointly owned granted U.S. patents, seventy-three wholly owned pending U.S. patent applications, two jointly owned pending U.S. patent applications, thirty-two wholly owned granted foreign patents, eighty-six wholly owned foreign patent applications, and nine jointly owned foreign patent applications. The first of our currently granted U.S. patents was filed in March 2003 and may expire as late as March 2023, exclusive of any statutory extensions or reductions.

All of our wholly owned patents and patent applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. Our jointly owned granted patents and pending patent applications, which we acquired in February 2010 from Z-Kat, Inc., our predecessor company, relate to CAS and are subject to a prior license to Biomet Manufacturing Corp., or Biomet. Under this prior license, we can only use such jointly owned intellectual property in combination with robotic technologies, and not on a stand-alone basis.

We are continuing to pursue additional U.S. and foreign patent applications on key inventions to enhance our intellectual property portfolio.

Licensed Patents and Patent Applications

From time to time, we have entered into license agreements related to our current product offerings and our research and development projects, ranging in scope from non-exclusive licensing arrangements to exclusive licensing arrangements in a particular field related to our business. For example, in September 2005, we entered into a license agreement pursuant to which we obtained an exclusive, worldwide license to bone registration and tracking patents for use in the field of human interactive robotics in orthopedics and a non-exclusive license in the field of orthopedics generally. In addition, in May 2009, we entered into a non-exclusive license to a sizable portfolio of haptic technology patents for use in the field of orthopedics in combination with a robotic medical system. In August 2011, we expanded this license to include exclusive rights to the same portfolio in substantially the same field. We anticipate that we will continue to enter into license agreements from time to time, as necessary and strategically advisable.

As of February 21, 2013, we had licensed rights to forty-six U.S. and three foreign granted patents, and we had licensed rights to thirty-seven U.S. and two foreign pending patent applications. The majority of these patents and applications are either used in our current products or relate to core technologies used in our products, such as CAS, robotics, haptics and implants. We regard some of these licensed patents as significant to our intellectual property portfolio because they deal with a core technology and potentially enable us to exclude others from practicing the claimed technology. We also have rights to additional third-party patents and intellectual property that relate to our core technologies, but are not currently used in our products. Some of our CAS licensed patents are subject to the Biomet license, limiting us to using such licensed patents only in combination with robotic technologies and not on a stand-alone basis. The last licensed patent may expire as late as 2030.

Competition

Our success depends on convincing hospitals, surgeons and patients to utilize our robotic arm technology to treat osteoarthritic disease. We face competition from large, well-known companies that dominate the market for orthopedic products, principally Biomet, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Smith & Nephew, Inc., Stryker Corporation, and Zimmer Holdings, Inc. Each of these companies offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries and total hip replacement surgeries, and some of these companies offer patient specific instrumentation and implants and "intelligent" alignment guides for use in conventional total and partial knee replacement surgeries, which may compete with our MAKOplasty solution and negatively impact sales of our RIO system. A number of these and other companies also offer CAS systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has a license from us to certain jointly owned and licensed intellectual property rights in CAS for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotic technologies and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well-known orthopedic companies that broadly offer robotic technologies in combination with CAS. These large, well-known orthopedic companies, however, have the ability to acquire and develop robotic technologies that may compete with our products. We are aware of certain companies developing robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, Blue Belt Technologies, Inc., or Blue Belt, markets its NavioPFS™ orthopedic surgical system for unicompartmental knee arthroplasty procedures, which received 510(k) marketing in

December 2012 and approval for CE Marking in February 2012. Blue Belt recently announced its first commercial sale in the U.S. In addition, in January 2013, Stanmore Implants Worldwide Ltd. received a 510(k) for their Sculptor Robotic Guidance Arm. CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) marketing clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also face competition from other medical device companies that may seek to extend robotic technologies and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to arthroplasty. Even if these companies currently do not have an established presence in the field of orthopedics, they may attempt to apply their robotic technologies to the field of orthopedics to compete directly with us.

Even if our RIO system is commercially successful and becomes a market leader in the field of orthopedics with robotic arm technology, our implant products may face substantial competition from implants offered by the well-known companies currently in the market for orthopedic products. We have designed our products so that our RIO system only works with our implant products. We also contractually require purchasers of our RIO system to use only our implants in connection with MAKOplasty procedures. We cannot guarantee, however, that these measures will be effective or that our customers will agree to such contracts in the future. Accordingly, if use of the RIO system becomes more prevalent, competitors may attempt to market their implant products for use with the RIO system and compete directly with our implant products.

We believe that the principal competitive factors in our market include:

- the safety and efficacy of the procedure and product offerings, as documented through published studies and other clinical reports;
- product benefits, including the ability to offer orthopedic surgeons a complete solution for orthopedic procedures;
- the cost of product offerings and the availability of product coverage and reimbursement from third-party payors, insurance companies and others parties;
- the strength of acceptance and adoption by orthopedic surgeons and hospitals;
- the ability to deliver new product offerings and enhanced technology to expand or improve upon existing applications through continued research and development;
- the quality of training, services and clinical support provided to surgeons and hospitals;
- the ability to provide proprietary products protected by strong intellectual property rights; and
- the ability to offer products that are intuitive and easy to learn and use.

Many of our competitors have significantly greater financial, human and other resources than we do, and have established relationships with healthcare professionals, customers and third-party payors. In addition, many of our competitors have established and more globally positioned sales and distribution networks, greater resources for product development, additional lines of products and the ability to offer financial incentives such as rebates, bundled products or discounts on other product lines that we cannot provide. Our products could also be rendered obsolete or uneconomical by technological advances developed by one or more of our competitors. These competitive factors may negatively affect our ability to convince surgeons to utilize our RIO system and implant products and result in our inability to acquire technology, products and businesses from other parties to develop our current and planned versions of the RIO system and related products.

Regulatory Requirements of the U.S. Food and Drug Administration

Our research, development and clinical programs, as well as our manufacturing and marketing operations, are subject to extensive regulation in the U.S. and other countries. Most notably, all of our products sold in the U.S. are subject to regulation as medical devices under the Federal Food, Drug, and Cosmetic Act, or the FDCA, as implemented and enforced by the FDA. The FDA governs the following activities that we perform or that are performed on our behalf, to ensure that medical products we manufacture, promote and distribute domestically or export internationally are safe and effective for their intended uses:

- product design, preclinical and clinical development and manufacture;
- product premarket clearance and approval;

- product safety, testing, labeling and storage;
- record keeping procedures;
- product marketing, sales and distribution; and
- post-marketing surveillance, complaint handling, medical device reporting, reporting of deaths, serious injuries or device malfunctions and repair or recall of products.

FDA Premarket Clearance and Approval Requirements

Unless an exemption applies, each medical device we wish to commercially distribute in the U.S. will require either premarket notification, or 510(k), clearance or approval of a premarket approval application, or PMA, from the FDA. The FDA classifies medical devices into one of three classes. Class I devices, considered to have the lowest risk, are those for which safety and effectiveness can be assured by adherence to the FDA's general regulatory controls for medical devices, which include compliance with the applicable portions of the FDA's QSR, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials (General Controls). Class II devices are subject to the FDA's General Controls, and any other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device (Special Controls). Manufacturers of most class II and some class I devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. This process is generally known as 510(k) marketing clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in class III, requiring approval of a PMA.

510(k) Marketing Clearance Pathway

To obtain 510(k) marketing clearance, we must submit a premarket notification demonstrating that the proposed device is "substantially equivalent" to a legally marketed "predicate device" that is either in class I or class II, or to a class III device that was in commercial distribution before May 28, 1976 for which the FDA has not yet called for the submission of a PMA. A Special 510(k) is an abbreviated 510(k) application which can be used to obtain clearance for certain types of device modification such as modifications that do not affect the intended use of the device or alter the device's fundamental scientific technology. A Special 510(k) generally requires less information and data than a complete, or Traditional 510(k). In addition, a Special 510(k) application often takes a shorter period of time, which could be as short as 30 days, than a Traditional 510(k) marketing clearance application, which can be used for any type of 510(k) device. FDA's 510(k) marketing clearance pathway usually takes from three to twelve months, but may take significantly longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. There is no guarantee that the FDA will grant 510(k) marketing clearance for our future products and failure to obtain necessary clearances for our future products would adversely affect our ability to grow our business.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. For example, in July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

Medical devices can be marketed only for the indications for which they are cleared or approved. After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, we may be subject to significant regulatory fines or penalties. We have made and plan to continue to make additional product enhancements to the RIO system and other products that we believe do not require new 510(k) marketing clearances. We cannot assure you that the FDA would agree with any of our decisions not to seek 510(k) marketing clearance or PMA approval.

Certain of our currently marketed products, such as our RIO system, are class II devices marketed pursuant to 510(k) marketing clearances. In the first quarter of 2008, we obtained 510(k) marketing clearance from the FDA for version 1.2 of our TGS, the predecessor to our RIO system. We originally submitted a Special 510(k) application in the third quarter of 2007, which the FDA subsequently indicated was converted to a Traditional 510(k) application. In the fourth quarter of 2007, the FDA provided us with a letter requesting additional information in which the FDA, among other things, asked us to justify our proposed use of the terms "haptic" and "robot" in the labeling of version 1.2 of our TGS. Through subsequent correspondence and communications, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robot," as appropriate, when these terms are used to market our products and in order to obtain timely clearance of our 510(k) submission. The FDA granted 510(k) marketing clearance for version 1.2 of our TGS with those terms. See Item 1A, Risk Factors, "Risks Related to Our Business — We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current and future products."

Version 1.3 of our TGS did not require submission of a 510(k) application. We received 510(k) marketing clearance from the FDA for the RIO system in the fourth quarter of 2008. Versions 2.1, 2.2, 2.3, and 2.4 of the RIO system did not require submission of a 510(k) application. In the first quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.5 of the RIO system, which was commercially released in the third quarter of 2012.

We received 510(k) marketing clearance from the FDA for an application that assists a surgeon in acetabular reaming during total hip arthroplasty, the predecessor application to our MAKOplasty THA application, in the second quarter of 2009 for use with the TGS platform and in the third quarter of 2009 for use with the RIO system. In the first quarter of 2010, we received 510(k) marketing clearance for version 1.0 of our MAKOplasty THA application, which assists a surgeon in performing all components of a total hip arthroplasty using the RIO system. In the second quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.0 of our MAKOplasty THA application, which was commercially released in the third quarter of 2012.

We received 510(k) marketing clearance from the FDA for our RESTORIS unicompartmental knee implant system, or RESTORIS Classic, in the fourth quarter of 2007, certain predecessor components of our RESTORIS MCK knee implant system in the second quarter of 2008, and our RESTORIS MCK knee implant system in the fourth quarter of 2008. The third-party suppliers of our hip implant systems received 510(k) marketing clearance from the FDA as follows: in the first quarter of 2010 for the RESTORIS Metafix Femoral Stem; in the fourth quarter of 2010 and the second quarter of 2011 for the standard and highly crosslinked polyethylene versions, respectively, of the RESTORIS Trinity Acetabular Cup System; in the fourth quarter of 2010 for the RESTORIS Z hip implant system; and in the first quarter of 2012 for the RESTORIS PST Cup and Tapered Stem hip implant system.

PMA Approval Pathway

A PMA must be submitted to the FDA if the device cannot be cleared through the 510(k) process or is not otherwise exempt from the FDA's premarket clearance and approval requirements. A PMA must generally be supported by extensive data, including, but not limited to, technical, preclinical, clinical trials, manufacturing and labeling, to demonstrate to the FDA's satisfaction the safety and effectiveness of the device for its intended use. No device that we have marketed to date has required premarket approval. During the review period, the FDA will typically request additional information or clarification of the information already provided. Also, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of our or our third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

New PMAs or PMA supplements are required for modifications that affect the safety or effectiveness of the device, including, for example, certain types of modifications to the device's indication for use, manufacturing process, labeling and design. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. None of our products is currently approved under a PMA approval. However, it is likely that in the future we will develop devices which will require the approval of a PMA. There is no guarantee that the FDA will grant PMA approval of our future products and failure to obtain necessary approvals for our future products would adversely affect our ability to grow our business.

Clinical Trials

Clinical trials are generally required to support a PMA application and are sometimes required for 510(k) marketing clearance. Such trials generally require an investigational device exemption application, or IDE, approved in advance by the FDA for a specified number of patients and study sites, unless the product is deemed a non-significant risk device eligible for more abbreviated IDE requirements. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. Clinical trials are subject to extensive monitoring, recordkeeping and reporting requirements. Clinical trials must be conducted under the oversight of an institutional review board, or IRB, for the relevant clinical trial sites and must comply with FDA regulations, including but not limited to those relating to good clinical practices. To conduct a clinical trial, we also are required to obtain the patient's informed consent in form and substance that complies with both FDA requirements and state and federal privacy and human subject protection regulations. We, the FDA or the IRB could suspend a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a trial is completed, the results of clinical testing may not adequately demonstrate the safety and efficacy of the device or may otherwise not be sufficient to obtain FDA clearance or approval to market the product in the U.S. Similarly, in Europe the clinical study must be approved by a local ethics committee and in some cases, including studies with high-risk devices, by the ministry of health in the applicable country.

Post-Market Studies

To date, none of our submissions to the FDA has required the submission of clinical data and all of our studies to date have been post-market studies. As of February 21, 2013, we have sixty-nine scientific studies, either recently completed or in progress, which are aimed at measuring the clinical and economic value of MAKOplasty as follows: twelve studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; nine studies are focused on supporting implant design and product development; eighteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and ten studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty. As of February 21, 2013, we have eight published book chapters related to MAKOplasty and robotic surgery, thirty-one published peer-reviewed manuscripts, and one hundred eighty-five peer-reviewed abstracts accepted at conferences.

Pervasive and Continuing Regulation

After a device is placed on the market, numerous regulatory requirements continue to apply. In addition to the requirements below, the Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. See Item 1A, Risk Factors, "Risks Related to Regulatory Compliance," for further information regarding our reporting obligations under MDR regulations. Additional regulatory requirements include:

- product listing and establishment registration, which helps facilitate FDA inspections and other regulatory action;
- QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

- labeling regulations and FDA prohibitions against the promotion of products for uncleared, unapproved or off-label use or indication;
- clearance of product modifications that could significantly affect safety or efficacy or that would constitute a major change in intended use of one of our cleared devices;
- approval of product modifications that affect the safety or effectiveness of one of our approved devices;
- post-approval restrictions or conditions, including post-approval study commitments;
- post-market surveillance regulations, which apply, when necessary, to protect the public health or to provide additional safety and effectiveness data for the device;
- the FDA's recall authority, whereby it can ask, or under certain conditions order, device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
- notices of corrections or removals.

We must also register with the FDA as a medical device manufacturer and must obtain all necessary state permits or licenses to operate our business. As a manufacturer, we are subject to announced and unannounced inspections by the FDA to determine our compliance with FDA's QSR and other regulations. We were audited by the FDA in January 2009, we believe all inspectional observations were subsequently resolved, and we received the establishment inspection report (EIR) from the FDA in August 2009.

Failure to comply with applicable regulatory requirements, including delays in or failures to report incidents to the FDA as required under the MDR regulations, can result in enforcement action by the FDA, which may include any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
- refusal to grant export approval for our products; or
- criminal prosecution.

We cannot assure you that we have adequately complied with all regulatory requirements or that one or more of the referenced sanctions will not be applied to us as a result of a failure to comply.

International Marketing Approvals

International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. The time required to obtain approval by a foreign country may be longer or shorter than that required for FDA clearance or approval, and the requirements may differ.

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling and adverse event reporting for medical devices. Each European Union member state has implemented legislation applying these directives and standards at the national level. Other countries, such as Switzerland, have voluntarily adopted laws and regulations that mirror those of the European Union with respect to medical devices. Devices that comply with the requirements of the laws of the relevant member state applying the applicable European Union directive are entitled to bear CE conformity marking and, accordingly, can be commercially distributed throughout the member states of the European Union and other countries that comply with or mirror these directives. The method of assessing conformity varies depending on the type and class of the product, but normally involves a combination of self-assessment by the manufacturer and a third-party assessment by a "Notified Body," an independent and neutral institution appointed to conduct conformity assessment. This third-party assessment consists of an audit of the manufacturer's quality system and clinical information, as well as technical review of the manufacturer's product. An assessment by a Notified Body in one country within the European Union is required in order for a manufacturer to commercially distribute the product throughout the European Union. In addition, compliance with ISO 13845 on quality systems issued by the International Organization for Standards, among other standards, establishes the presumption of conformity with the essential requirements for a CE marking. In addition, many countries apply requirements in their reimbursement, pricing or health care systems that affect companies' ability to market products.

The British Standards Institute, or BSI, an independent global notified body, conducts annual assessments of our quality management system in order to confirm that our quality management system complies with the requirements of ISO13485 in all material respects and periodic full recertification audits of our quality management system in order to confirm that we comply with the requirements of the Medical Devices Directive of the European Union. Our last full recertification audit was completed in December 2010 and BSI recommended continuation of our certification allowing us to apply the CE Mark to our products. During our last annual assessment in November 2012, we received no major nonconformances. We expect that BSI will continue to conduct annual audits to assess our compliance with BSI certification standards.

The following table summarizes the most current foreign approvals received to date with respect to the sale of our products:

Jurisdiction	RIO System	RESTORIS Classic system (implants and instruments)	RESTORIS MCK system (implants and instruments)	MAKOplasty THA application	RESTORIS Metafix/Trinity (implants and instruments)
Canada	First Quarter 2011	—	Second Quarter 2011	Third Quarter 2011	—
European Union	First Quarter 2010	First Quarter 2010 (onlay)	Second Quarter 2010 (onlay unicompartmental); First Quarter 2011 (patellofemoral and onlay bicompartmental)	Third Quarter 2012	Third Quarter 2008; Fourth Quarter 2009
Hong Kong	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)
Israel	Fourth Quarter 2012	—	Fourth Quarter 2012	—	—
Korea	Third Quarter 2011	—	Second Quarter 2011	—	—
Malaysia	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)	Free Market (voluntary registration)
Singapore	Fourth Quarter 2011	—	Fourth Quarter 2011	Fourth Quarter 2011	Fourth Quarter 2011
Thailand	Third Quarter 2012	—	Third Quarter 2012	—	—
Turkey	Fourth Quarter 2011	—	Fourth Quarter 2011	—	—

Health Care Laws and Regulations

Third-Party Reimbursement

In the U.S. and elsewhere, health care providers that perform surgical procedures using medical devices such as ours generally rely on third-party payors, including governmental payors such as Medicare and Medicaid and private payors, to cover and reimburse all or part of the cost of the products. Consequently, sales of medical devices are dependent in part on the availability of reimbursement to the customer from third-party payors. The manner in which reimbursement is sought and obtained varies based upon the type of payor involved and the setting in which the product is furnished and utilized. In general, third-party payors will provide coverage and reimbursement for medically reasonable and necessary procedures and tests that utilize medical devices and may provide separate payments for the implanted or disposable devices themselves. Most payors, however, will not pay separately for capital equipment, such as the RIO system. Instead, payment for the cost of using the capital equipment is considered to be covered as part of payments received for performing the procedure. In determining payment rates, third-party payors are increasingly scrutinizing the prices charged for medical products and services in comparison to other therapies. The procedures in which our products are used may not be reimbursed by these third-party payors at rates sufficient to allow us to sell our products on a competitive and profitable basis.

In addition, in many foreign markets, including the countries in the European Union, pricing of medical devices is subject to governmental control. In the U.S., there have been, and we expect that there will continue to be, a number of federal and state proposals to limit payments by governmental payors for medical devices, and the procedures in which medical devices are used.

In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act, collectively referred to as the Health Care Reform Legislation. Significant measures contained in the Health Care Reform Legislation include initiatives to revise Medicare payment methodologies (including the bundling of hospital and physician payments), initiatives to promote quality indicators in payment methodologies, initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. At this time it is not possible to predict whether these initiatives will have a positive or negative impact on us. The Health Care Reform Legislation also includes new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer must pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise tax applies to our products. In addition to the Health Care Reform Legislation, various healthcare reform proposals have also emerged at the state level. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the Health Care Reform Legislation and the expansion in government's role in the U.S. healthcare industry may result in decreased profits to us, lower reimbursements by payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

Medicare and Medicaid

The Medicare program is a federal health benefit program administered by the Centers for Medicare and Medicaid Services, or CMS, that covers and pays for certain medical care items and services for eligible elderly, blind and disabled individuals, and individuals with end stage renal disease. The Medicaid program is a federal-state partnership under which states receive matching federal payments to fund healthcare services for the poor. Because a significant percentage of older adults require joint replacement surgery, Medicare's coverage and payment policies are significant to our business.

Based upon a patient's clinical presentation and the physician's determination, our technology is used in both the inpatient and outpatient settings, which fall under Part A of the Medicare program. Under Medicare Part A, Medicare reimburses acute care hospitals a flat prospectively determined payment amount determined by the primary procedure performed in the acute care hospital. This method of payment is known as the prospective payment system, or PPS. The prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as Diagnosis Related Groupings, or DRGs. In 2008, CMS implemented a revised version of the DRG system that now uses Medicare Severity DRGs, or MS-DRGs, to account more accurately for the patient's severity of illness. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient's condition requires. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. For cases involving unusually high costs, a hospital may receive additional "outlier" payments above the pre-determined amount. In addition, there is a mechanism by which new technology services can apply to Medicare for additional payments above the pre-determined amount, although such requests have not been granted frequently.

Because PPS payments are based on predetermined rates and may be less than a hospital's actual costs in furnishing care, acute care hospitals have incentives to lower their inpatient operating costs by utilizing products, devices and supplies that will reduce the length of inpatient stays, decrease labor or otherwise lower their costs. For each MS-DRG, a relative weight is calculated representing the average resources required to care for cases grouped in that particular MS-DRG relative to the average resources used to treat cases in all MS-DRGs. MS-DRG relative weights are recalculated every year to reflect changes in technology and medical practice in a budget neutral manner. Under the MS-DRG payment system, there can be significant delays in obtaining adequate reimbursement amounts for hospitals for new technologies such that reimbursement may be insufficient to permit broad acceptance by hospitals.

We believe routine and customary codes for the primary surgical procedure exist for orthopedic procedures that include our technology performed in the hospital inpatient and outpatient settings. For procedures performed in the hospital inpatient setting, billing codes from the International Classifications of Diseases, Clinical Modification, or ICD-9-CM, are selected. Knee arthroplasty procedures are reported with primary ICD-9-CM procedure code 81.54 ("Total Knee Replacement"), which is assigned a clinically relevant MS-DRG, such as, but not limited to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Complication or Comorbidity") or MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication or Comorbidity"). Hip arthroplasty procedures are reported with the primary ICD-9-CM procedure code 81.51 ("Total Hip Arthroplasty"), which is assigned to a clinically relevant MS-DRG, such as but not limited to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Complication or Comorbidity") or MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication or Comorbidity"). We anticipate that Medicare will continue to reimburse hospitals for arthroplasty procedures, with or without robotic arm assistance, by a clinically relevant MS-DRG. The actual assignment is subject to continued review and possible change. For procedures completed in the outpatient setting, hospitals report the appropriate CPT code (as discussed below) for the primary procedure and receive reimbursement for the clinically relevant Ambulatory Payment Classification, or APC. For example a unicompartmental knee arthroplasty, with or without robotic arm assistance, is reported with CPT 27446 and assigned to APC 0425: Level II Arthroplasty or implantation with prosthesis.

In addition to payments to hospitals for procedures using our technology, Medicare makes separate payments to physicians for their professional services under Medicare Part B. The American Medical Association, or AMA, has developed a coding system known as the Current Procedural Terminology, or CPT, codes, which have been adopted by the Medicare program to describe and develop payment amounts for certain physician services. The Medicare physician fee schedule uses CPT codes (and other codes) as part of the determination of allowable payment amounts to physicians. In determining appropriate payment amounts for surgeons, CMS receives guidance from the AMA regarding the relative technical skill level, level of resources used, and complexity of a new surgical procedure. Generally, the FDA approval of a new product is necessary, but not necessarily sufficient, for the designation of a new procedure code for a new surgical procedure using that product. Codes are assigned by either the AMA (for CPT codes) or CMS (for Medicare specific codes) and new codes usually become effective on January 1st of each year.

Physicians performing joint procedures with our technology submit bills with CPT codes to report the primary surgical procedure, such as but not limited to CPT 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment"), and/or 27438 ("Arthoplasty, patella with prosthesis") for services associated with the knee. For services related to the hip, the primary surgical procedure is CPT codes 27130 ("Arthoplasty, acetabular and proximal femora prosthetic replacement (total hip arthroplasty), with or without autograft or allograft") and 27132 ("Conversion of previous hip surgery to total hip arthroplasty, with or without autograft or allograft"). In addition, physicians may report adjunctive services, such as, but not limited to CPT codes 73700 ("CT lower extremity without contrast") and 72192 ("CT pelvis without contrast material") for imaging services. We cannot anticipate whether third-party payors will continue to reimburse physicians under these codes for services performed in connection with our technology.

Commercial Insurers

In addition to the Medicare program, many private payors look to CMS policies as a guideline in setting their coverage policies and payment amounts. The current coverage policies of these private payors may differ from the Medicare program, and the payment rates they make may be higher, lower, or the same as the Medicare program. A decrease of, or limitation on, reimbursement payments for doctors and hospitals by CMS or other agencies may affect coverage and reimbursement determinations by many private payors. Additionally, some private payors do not follow the Medicare guidelines, and those payors may reimburse only a portion of the costs associated with the use of our products, or not at all.

Fraud and Abuse Laws

Because of the significant federal funding involved in Medicare and Medicaid, Congress and the states have enacted, and actively enforce, a number of laws whose purpose is to eliminate fraud and abuse in federal health care programs. Our business is subject to compliance with these laws.

Anti-Kickback Statutes and Federal False Claims Act

The federal healthcare programs' Anti-Kickback Statute prohibits persons from soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing or arranging for a good or service, for which payment may be made under a federal healthcare program such as Medicare or Medicaid. The definition of "remuneration" has been broadly interpreted to include anything of value, including for example gifts, certain discounts, the furnishing of free supplies, equipment or services, credit arrangements, payments of cash and waivers of payments. The Health Care Reform Legislation amended the intent requirement of the Anti-Kickback Statute. A person or entity no longer needs to have actual knowledge of the Anti-Kickback Statute or specific intent in order to violate it. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal healthcare programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, Congress authorized the Office of Inspector General of the U.S. Department of Health and Human Services, or OIG, to issue a series of regulations, known as "safe harbors." These safe harbors, issued by the OIG beginning in July 1991, set forth provisions that, if all their applicable requirements are met, will assure healthcare providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG.

Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for healthcare items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Government officials have focused their enforcement efforts on marketing of healthcare services and products, among other activities, and recently have brought cases against companies, and certain sales, marketing and executive personnel, for allegedly offering unlawful inducements to potential or existing customers in an attempt to procure their business.

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act's "whistleblower" or "qui tam" provisions. The False Claims Act imposes liability on any person or entity that, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the False Claims Act allow a private individual to bring actions on behalf of the federal government alleging that the defendant has submitted a false claim to the federal government, and to share in any monetary recovery. In recent years, the number of suits brought against healthcare providers by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the Civil False Claims Act, although many of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

When an entity is determined to have violated the False Claims Act, it may be required to pay up to three times the actual damages sustained by the government, plus civil penalties of between $5,500 to $11,000 for each separate false claim. There are many potential bases for liability under the False Claims Act. Liability arises, primarily, when an entity knowingly submits, or causes another to submit, a false claim for reimbursement to the federal government. The Health Care Reform Legislation provides that the government may assert that a claim resulting from a violation of the

Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The False Claims Act has been used to assert liability on the basis of inadequate care, kickbacks and other improper referrals, and improper use of Medicare numbers when detailing the provider of services, in addition to the more predictable allegations as to misrepresentations with respect to the services rendered. In addition, companies have been prosecuted under the False Claims Act in connection with alleged off-label promotion of products. Our future activities relating to the reporting of wholesale or estimated retail prices for our products, the reporting of discount and rebate information and other information affecting federal, state and third-party reimbursement of our products, and the sale and marketing of our products, may be subject to scrutiny under these laws.

Additionally, several bills have been passed or are pending, at both the state and federal levels, that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The Health Care Reform Legislation and associated regulations impose new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals, effective in 2013. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

We believe our current consulting agreements with physicians represent legitimate compensation for needed documented services actually furnished to us. However, engagement of physician consultants by orthopedic medical device manufacturers has recently been subject to heightened scrutiny, and has resulted in four of the major orthopedic medical device implant manufacturers entering deferred prosecution agreements with the federal government and agreeing to pay substantial amounts to the federal government in settlement of Anti-Kickback Statute allegations, and all such companies submitting to supervision by a court appointed monitor throughout the term of the eighteen month agreements. In this environment, our engagement of physician consultants in product development and product training and education could subject us to similar scrutiny. We are unable to predict whether we would be subject to actions under the Anti-Kickback Statute or False Claims Act or any similar state law, or the impact of such actions. However, the costs of defending such claims, as well as any sanctions imposed or negative public perceptions resulting therefrom, could have a material adverse effect on our financial performance.

As part of our internal compliance program, we review our sales and marketing materials, contracts and programs with counsel, and require employees and marketing representatives to participate in regular training. We also have adopted and train our personnel on the Code of Ethics for Interactions with Health Care Professionals promulgated by the Advanced Medical Technology Association, or AdvaMed, a leading trade association representing medical device manufacturers. However, we cannot rule out the possibility that the government or other parties could interpret these laws differently and challenge one or more of our activities under these laws.

HIPAA and Other Fraud and Privacy Regulations

Among other things, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The HIPAA health care fraud statute prohibits, among other things, knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment and/or exclusion from government sponsored programs. The HIPAA false statements statute prohibits, among other things, knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement or representation in connection with the delivery of or payment for healthcare benefits, items or services. A violation of this statute is a felony and may result in fines and/or imprisonment.

In addition to creating the two new federal healthcare crimes, regulations implementing HIPAA also establish uniform standards governing the conduct of certain electronic healthcare transactions and protecting the security and privacy of individually identifiable health information maintained or transmitted by healthcare providers, health plans and healthcare clearinghouses, which are referred to as "covered entities." Three standards have been promulgated under HIPAA's regulations: the Standards for Privacy of Individually Identifiable Health Information, which restrict the use and disclosure of certain individually identifiable health information, the Standards for Electronic Transactions, which establish standards for common healthcare transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures, and the Security Standards, which require covered entities to implement and maintain certain security measures to safeguard certain electronic health information.

In 2009, Congress passed the American Recovery and Reinvestment Act of 2009, or ARRA, which included sweeping changes to HIPAA, including an expansion of HIPAA's privacy and security standards. ARRA includes the Health Information Technology for Economic and Clinical Health Act, or HITECH, which, among other things, made HIPAA's privacy and security standards directly applicable to "business associates" of covered entities effective February 17, 2010. A business associate is a person or entity that performs certain functions or activities on behalf of a covered entity that involve the use or disclosure of protected health information in connection with recognized health care operations activities. We believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers. As such, we believe that we are not directly subject to these HIPAA standards; however, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. For the purpose of avoiding risk associated with our exposure to individually identifiable health information, we have voluntarily adopted and trained our personnel on an internal policy addressing the fundamentals of HIPAA compliance. While the government intended this legislation to reduce administrative expenses and burdens for the healthcare industry, our compliance with certain provisions of these standards entails significant costs for us.

In addition to federal regulations issued under HIPAA, some states have enacted privacy and security statutes or regulations that, in some cases, are more stringent than those issued under HIPAA. In those cases, it may be necessary to modify our planned operations and procedures to comply with the more stringent state laws. If we fail to comply with applicable state laws and regulations, we could be subject to additional sanctions.

Anti-Bribery Laws

Compliance with complex foreign and U.S. laws and regulations that apply to our international operations increases our cost of doing business in international jurisdictions and could expose us or our employees to fines and penalties in the U.S. and abroad. These numerous and sometimes conflicting laws and regulations include U.S. laws such as the Foreign Corrupt Practices Act, or FCPA, and foreign laws such as the United Kingdom's Bribery Act prohibiting corrupt payments to government officials. The FCPA prohibits U.S. companies and their officers, directors, employees, shareholders acting on their behalf and agents from offering, promising, authorizing or making payments to foreign officials for the purpose of obtaining or retaining business abroad or otherwise obtaining favorable treatment. The FCPA also requires companies to maintain records that fairly and accurately reflect transactions and maintain internal accounting controls. In many countries, hospitals are government-owned and healthcare professionals employed by such hospitals, with whom we regularly interact, may meet the definition of a foreign official for purposes of the FCPA. Additionally, recently enacted U.S. legislation increases the monetary reward available to whistleblowers who report violations of federal securities laws, including the FCPA, which may result in increased scrutiny and allegations of violations of these laws and regulations. Violations of these laws and regulations could result in fines, criminal sanctions against us, our officers, or our employees, prohibitions on the conduct of our business, and damage to our reputation. Although we have implemented training, policies, and procedures designed to ensure compliance with these laws, there can be no assurance that our employees, contractors, or agents will not violate our policies.

Employees

As of February 21, 2013, we had 436 employees, 140 of whom were engaged in sales and marketing, 99 in research and development, 106 in assembly, manufacturing and service, 34 in regulatory, clinical affairs and quality activities and 51 in general administrative and accounting activities. None of our employees is covered by a collective bargaining agreement, and we consider our relationship with our employees to be good.

Corporate Information

We were incorporated in Delaware in November 2004. Our common stock is traded on The NASDAQ Global Select Market under the ticker symbol "MAKO". Our principal executive offices are located at 2555 Davie Road, Fort Lauderdale, Florida 33317, and our telephone number is (954) 927-2044. From our Internet website, *http://www.makosurgical.com*, you may obtain additional information about us including:

- Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including amendments to these reports, and other documents as soon as reasonably practicable after we file them with the Securities and Exchange Commission, or the SEC;
- Beneficial ownership reports filed by officers, directors and principal security holders under Section 16(a) of the Securities Exchange Act of 1934, as amended, or the Exchange Act; and
- Corporate governance information that includes our
  - Corporate Governance Guidelines
  - Audit Committee Charter
  - Compensation Committee Charter
  - Corporate Governance and Nominating Committee Charter
  - Code of Business Conduct and Ethics
  - Information on how to communicate directly with our board of directors

We will also provide printed copies of any of these documents to any stockholder upon request. The contents of our Internet website are not intended to be incorporated by reference into this report or in any other report or document we file and any references to our website are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The following risk factors and other information included in this report should be carefully considered. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently treat as immaterial also may impair our business operations. If any of the following risks occur, our business, financial condition, operating results and cash flows could be materially adversely affected.

Risks Related to Our Business

Adverse changes in economic conditions and reduced spending on innovative medical technology may adversely impact our business.

The purchase of a RIO system is discretionary and requires our customers to make significant initial commitments of capital and other resources. In addition, purchase of a RIO system requires a commitment to purchase exclusively from us other products and services, including our RESTORIS family of implant systems. Continuing weak economic conditions, or a reduction in healthcare technology spending even if economic conditions improve, could adversely impact our business, operating results and financial condition in a number of ways, including longer sales cycles, lower prices for our products and services and reduced unit sales.

Current credit and financial market conditions could delay or prevent our customers from obtaining financing to purchase or lease a RIO system, which would adversely affect our business, financial condition and results of operations.

Due to the tightening of credit markets in the recent past and concerns regarding the availability of credit, both domestically and abroad, our customers and overseas distributors may be delayed in obtaining, or may not be able to obtain, necessary financing for their purchases or leases of the RIO system. These delays may in some instances lead to our customers or overseas distributors postponing the shipment and installation of previously ordered systems, cancelling their system orders, postponing their system installation or cancelling their agreements with us. An increase in delays and order cancellations of this nature could adversely affect our product sales and revenues and, therefore, harm our business and results of operations.

Negative worldwide economic conditions and the long lead times required by certain suppliers could prevent us from accurately forecasting demand for our products, which could adversely affect our operating results.

The continued negative worldwide economic conditions and market volatility and instability makes it increasingly difficult for us, our customers, our overseas distributors and our suppliers to accurately forecast future product demand trends, which could cause us to order and/or produce excess products that can increase our inventory carrying costs and result in obsolete inventory. Alternatively, this forecasting difficulty could cause a shortage of products, or materials used in our products, that could result in an inability to satisfy demand for our products and a resulting material loss of revenue.

In addition, certain of our suppliers may require extensive advance notice of our requirements in order to produce products in the quantities we desire. This long lead time may require us to place orders far in advance of the time when certain products will be offered for sale, thereby also making it difficult for us to accurately forecast demand for our products, exposing us to risks relating to shifts in consumer demand and trends and adversely affecting our operating results.

We may not have sufficient funding to complete the development and commercialization of our existing and future products and the prolonged weak worldwide economic conditions may hamper our efforts to raise additional capital to run our business.

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for approximately the next two years as we expand our sales and marketing capabilities in the orthopedic products market, continue our commercialization of the RIO system, MAKOplasty PKA application, MAKOplasty THA application, our RESTORIS family of implant systems, commence commercialization of future products, and continue to develop the corporate infrastructure required to sell and market our products. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the continued commercialization of our RESTORIS family of implant systems, MAKOplasty PKA and THA applications and our RIO system, and the anticipated commercialization of future products. Given the continued weak economic conditions, we may be unable to obtain additional financing. As a result, we may be required to reduce the scope of, delay or eliminate some or all of our current and planned research, development and commercialization activities. We also may have to reduce marketing, customer support or other resources devoted to our products. Any of these factors could materially harm our business and results of operations.

We believe our existing cash, cash equivalents, short-term investment balances, and interest income we earn on these balances, if any, will be sufficient to meet our anticipated cash requirements through at least the next twelve months. To the extent our available cash, cash equivalents and short-term investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity or debt securities, drawing on our available credit facility with affiliates of Deerfield Management Company, L.P., or entering into a new credit facility, or modify our current business plan. The sale of additional equity and debt securities may result in dilution to our current stockholders or may require us to grant a security interest in our assets. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations. We may require additional capital beyond our currently forecasted amounts. Any such required additional capital may not be available on reasonable terms, or at all.

Because of the numerous risks and uncertainties associated with the development of medical devices, such as future versions of the RIO system and our RESTORIS family of implant systems, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of the products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including but not limited to the following:

- the revenue generated by sales of our current and future products;
- the expenses we incur in selling and marketing our products and in supporting our growth;
- the costs and timing of regulatory clearance or approvals for new products or upgrades or changes to our current products;
- the rate of progress, cost, and success or failure of on-going development activities;
- the emergence of competing or complementary technological developments;
- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;
- the terms and timing of any collaborative, licensing, or other arrangements that we may establish;
- the acquisition of businesses, products and technologies; and
- general economic conditions and interest rates, including the continuing weak conditions.

Our reliance on third parties, including single source suppliers, for our implants and nearly all components of our RIO system could harm our ability to meet demand for our products in a timely and cost effective manner.

We rely on third parties to develop, manufacture and supply our implants. We also rely on a number of single source suppliers to manufacture and supply us with nearly all components used in our RIO system, other than software, including many of the major components of the RIO system. We currently do not have long-term contracts with many of our suppliers. As a result, some of our suppliers are not required to provide us with any guaranteed minimum production levels, and we cannot assure you that we will be able to obtain sufficient quantities of key components in the future. In addition, our reliance on third parties involves a number of risks, including, among other things:

- Our vendors may encounter financial hardships as a result of unfavorable economic and market conditions unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements;
- Vendors may fail to comply with regulatory requirements, be subject to lengthy compliance, validation or qualification periods, or make errors in manufacturing components that could negatively affect the efficacy or safety of our products or cause delays in supplying of our products to our customers;
- Newly identified vendors may not qualify under the stringent regulatory standards to which our business is subject;
- We or our vendors may not be able to respond to unanticipated changes in customer orders, and if orders do not match forecasts, we or our vendors may have excess or inadequate inventory of materials and components;
- We may be subject to price fluctuations due to a lack of long-term supply arrangements for key components;
- We may experience delays in delivery by our vendors due to changes in demand from us or their other customers;
- We or our vendors may lose access to critical services and components, resulting in an interruption in the development, manufacture, assembly and shipment of our products;
- Our vendors may be subject to allegations by other parties of misappropriation of proprietary information in connection with their supply of products or services to us, which could inhibit their ability to fulfill our orders and meet our requirements;
- Fluctuations in demand for products that our vendors manufacture for others may affect their ability or willingness to deliver components to us in a timely manner;
- Our vendors may wish to discontinue supplying components or services to us for risk management reasons; and
- We may not be able to find new or alternative components or reconfigure our system and manufacturing processes in a timely manner if the necessary components become unavailable.

If any of these risks materialize, it could significantly increase our costs and impact our ability to meet demand for our products. If we are unable to satisfy commercial demand for the RIO system or our RESTORIS family of implant systems in a timely manner, our ability to generate revenue would be impaired, market acceptance of our products could be adversely affected, and customers may instead purchase or use our competitors' products. In addition, we could be forced to secure new or alternative components through a replacement vendor. Securing a replacement vendor could be difficult, especially for complex components such as motors, encoders, brakes and certain RIO system components that are manufactured in accordance with our custom specifications. The introduction of new or alternative components may require design changes to our system that are subject to FDA and other regulatory clearances or approvals. We may also be required to assess the new manufacturer's compliance with all applicable regulations and guidelines, which could further impede our ability to manufacture our products in a timely manner. As a result, we could incur increased production costs, experience delays in deliveries of our products, suffer damage to our reputation and experience an adverse effect on our business and financial results.

We are an early-stage medical device company with a limited operating history and our business may not become profitable.

We are an early-stage medical device company with a limited operating history. The future success of our business depends on our ability to continue to develop and obtain regulatory clearances or approvals for innovative and commercially successful products in our field, which we may be unable to do in a timely manner, or at all. Our success and ability to generate revenue or be profitable also depends on our ability to establish and train our sales and marketing force, generate product sales and control costs, all of which we may be unable to do. We have a limited history of operations upon which you can evaluate our business and our operating expenses are continuing to increase. Our lack of any significant operating history also limits your ability to make a comparative evaluation of us, our products and our prospects.

We have incurred significant losses since our inception and anticipate that we will continue to incur significant losses for at least the next two years.

We have sustained net losses in every fiscal year since our inception in 2004, including a net loss of $32.6 million for the year ended December 31, 2012. As of December 31, 2012, we had total stockholders' equity of $140.8 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development and expansion of our products and our business generally. We also expect that our general and administrative expenses will continue to increase due to the planned further increase in the number of employees necessary to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty and an increased number of employees necessary to support our continued growth in operations. Our losses have had and will continue to have an adverse effect on our stockholders' equity and working capital. Any failure to achieve and maintain profitability would continue to have an adverse effect on our stockholders' equity and working capital and could result in a decline in our stock price or cause us to cease operations.

We rely on intellectual property that we license from others, and if we are unable to maintain these licenses or obtain additional licenses that we may need, our ability to compete will be harmed.

We rely on intellectual property that we license or sublicense from others, including patented technology that is integral to our RIO system and RESTORIS family of implant systems. The majority of our licensed patents and applications are either used in our current products or relate to core technologies used in our products, such as computer assisted surgery, or CAS, robotics, haptics and implants. We regard some of these patents and applications as significant to our intellectual property portfolio because they deal with a core technology and potentially enable us to exclude others from practicing the claimed technology. Some of our CAS licensed patents are subject to the Biomet license, limiting us to using such licensed patents only in combination with robotic technologies and not on a stand-alone basis. Third parties may terminate a license in the event that we fail to make required payments or for other causes. In the event a third party terminates a license agreement, we cannot assure you that we could acquire another license to adequately replace the product, technology or method covered by the terminated license. If we fail to maintain our current licenses, our ability to compete in the orthopedic market will be harmed.

In addition, as we enhance our current product offerings and develop new ones, including the RIO system and our RESTORIS family of implant systems, we may find it advisable or necessary to seek additional licenses from other parties who hold patents covering technology or methods used in these products. If we cannot obtain these additional licenses, we could be forced to design around those patents at additional cost or abandon the product altogether. As a result, our ability to grow our business and compete in the implant market may be harmed. See "Risks Related to Our Intellectual Property."

We are currently required by the FDA to refrain from using certain terms to label and market our products, which could harm our ability to market and commercialize our current or future products.

In connection with our initial 510(k) applications submitted to the FDA, the FDA indicated that we needed to use the term "tactile" in lieu of "haptic" and the term "robotic arm" in lieu of "robot," as appropriate, when these terms are used to market our products. Because the FDA currently requires us to use the terms "tactile" or "robotic arm," we revised the promotional and labeling materials for our existing products, including the RIO system, and may need to consider the use of modified language for our future products. As a result, our ability to market and commercialize our products and our growth may be harmed.

Modifications to our currently FDA cleared products or the introduction of new products may require new regulatory clearances or approvals or require us to recall or cease marketing our current products until clearances or approvals are obtained.

To date, we have not been required by the FDA to obtain premarket approval, or PMA, nor to conduct any clinical trials in support of our application for 510(k) marketing clearance of our current products; however the FDA has requested that we conduct a clinical trial in support of our application for 510(k) marketing clearance for a potential MAKOplasty total knee arthroplasty application. Modifications to our products, however, may require new regulatory approvals or clearances or require us to recall or cease marketing the modified products until these clearances or approvals are obtained. Any modification to one of our 510(k) cleared products that would constitute a major change in its intended use, or any change that could significantly affect the safety or effectiveness of the device would require us to obtain a new 510(k) marketing clearance and may even, in some circumstances, require the submission of a PMA, if the change raises complex or novel scientific issues or the product has a new intended use. The FDA requires every manufacturer to make the determination regarding the need for a new 510(k) submission in the first instance, but the FDA may review any manufacturer's decision. In the fourth quarter of 2008 we received 510(k) marketing clearance from the FDA for the RIO system and for the RESTORIS MCK knee implant system, which the RIO system is designed to support. Since obtaining 501(k) marketing clearance for the RIO system, we have made additional upgrades to the RIO system (namely, versions 2.1, 2.2, 2.3, and 2.4) that we believe were cleared under our 510(k) marketing clearance for the RIO system and therefore did not require additional filings for clearance or approval. In the first quarter of 2012, we received 510(k) marketing clearance from the FDA for version 2.5 of the RIO system. We received 510(k) marketing clearance from the FDA for version 1.0 of our MAKOplasty THA application in the first quarter of 2010 and version 2.0 of our MAKOplasty THA application in the second quarter of 2012. We may continue to make additional modifications in the future to the RIO system and associated applications without seeking additional clearances or approvals if we believe such clearances or approvals are not necessary. In July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. If the FDA disagrees with our past or future decisions not to seek new 510(k)s for changes or modifications to existing devices and requires new clearances or approvals for the modifications, we may be required to recall and stop marketing our products as modified, which could cause us to redesign our products, conduct clinical trials to support any modifications, and pay significant regulatory fines or penalties. Any of these actions would harm our operating results.

Obtaining clearances and approvals can be a difficult and time consuming process, and we may not be able to obtain any of these or other clearances or approvals in a timely manner, or at all. In addition, the FDA may not approve or clear our products for the indications that are necessary or desirable for successful commercialization or could require clinical trials to support any modifications. Any delay or failure in obtaining required clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth.

Moreover, clearances and approvals are subject to continual review, and the later discovery of previously unknown problems can result in product labeling restrictions or withdrawal of the product from the market. The loss of previously received approvals or clearances, or the failure to comply with existing or future regulatory requirements could reduce our sales, profitability and future growth prospects.

We depend on the success of a limited portfolio of products for our revenue, which could impair our ability to achieve profitability.

We expect to derive most of our revenue from capital sales of our RIO system, future applications to the RIO system, recurring sales of implants and disposable products required for each MAKOplasty procedure, and service plans that are sold with the RIO system. Our future growth and success is dependent on the successful commercialization of the RIO system and related applications and our RESTORIS family of implant systems. If we are unable to achieve commercial acceptance of MAKOplasty, obtain regulatory clearances or approvals for future products, including products to treat other joints of the human body or experience a decrease in the utilization of our product line or procedure volume, our revenue would be adversely affected and we would not become profitable.

We have, and may have to in the future, write-off inventory as obsolete based on customer demand as well as certain economic, industry or regulatory events, which could negatively impact our business and revenue.

We manufacture our RIO system, RESTORIS family of implant systems, and disposable products based on our projections of customer demand and MAKOplasty procedure volume. If market conditions change, we experience decreases in customer demand, we modify our RIO system, RESTORIS family of implant systems, or disposable products, or we become subject to one or more regulatory enforcement actions, all or some of our inventory may become obsolete necessitating an inventory write-off, which would negatively impact our business and revenue.

If our current and future MAKOplasty solutions do not gain market acceptance, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

Achieving patient, surgeon and hospital acceptance of MAKOplasty as the preferred method of treating early to mid-stage osteoarthritis of the knee and osteoarthritis of the hip is crucial to our success. We believe MAKOplasty represents a fundamentally new way of performing arthroplasty, employing computer assisted robotic arm technology and a patient specific visualization system in an effort to optimize the clinical outcome. The orthopedic market has been traditionally slow to adopt new products and treatment practices. We believe that if surgeons and hospitals do not broadly adopt the concept of computer assisted robotics enabled technology and do not perceive such technology and related products as valuable and having significant advantages over conventional arthroplasty procedures, patients will be less likely to accept or be offered MAKOplasty and we will fail to meet our business objectives.

Surgeons' and hospitals' perceptions of such technology having significant advantages are likely to be based on a determination that, among other factors, our products are safe, reliable, cost-effective and represent acceptable methods of treatment. Even if we can prove the clinical value of MAKOplasty through clinical use, surgeons may elect not to use our current and future MAKOplasty solutions for any number of other reasons. For example, surgeons may continue to recommend total knee replacement surgery or standard instrumented hip replacement surgery simply because such surgeries are already widely accepted. In addition, surgeons may be slow to adopt our current and future MAKOplasty solutions because of the perceived liability risks arising from the use of new products. Surgeons may not accept our current and future MAKOplasty solutions if we fail to maintain an acceptable level of product reliability or if we encounter regulatory approval or compliance issues. Hospitals may not accept MAKOplasty because the RIO system is a piece of capital equipment, representing a significant portion of a hospital's budget. The RIO system may not be cost-efficient if hospitals are not able to perform a significant volume of MAKOplasty procedures.

In addition, our ability to generate revenue and become profitable depends upon the recurring sales of the products required for each MAKOplasty procedure. Purchase of our RIO system requires a contractual commitment to purchase exclusively from us the implant and disposable products for use with the RIO system. Despite this contractual commitment, if surgeons decide in certain MAKOplasty THA procedures that clinical requirements indicate use of an implant component with features not available within our RESTORIS family of hip implant systems, they might chose a different component purchased from another manufacturer for placement without the assistance of the RIO system.

If our current and future MAKOplasty solutions fail to achieve market acceptance for any of these or other reasons or if we are not successful in enforcing the contractual commitment to purchase implant and disposable products exclusively from us, we will not be able to generate the revenue necessary to develop a sustainable, profitable business.

We have only limited clinical data to support the value of MAKOplasty, which may make patients, surgeons and hospitals reluctant to purchase our products.

We believe that patients, surgeons and hospitals will only accept MAKOplasty or purchase our products if they believe that MAKOplasty is a safe and effective procedure with advantages over competing products and conventional arthroplasty procedures. To date, we have collected only limited, short-term clinical data with which to assess MAKOplasty's clinical value. As of December 31, 2012, approximately 23,000 MAKOplasty procedures had been performed since commercial introduction in 2006. We have not collected, and are not aware that others have collected, any long-term clinical data regarding the clinical value of MAKOplasty. The results of short-term studies, such as our post-market studies, do not necessarily predict long-term clinical results. As of February 21, 2013, we have eight published book chapters related to MAKOplasty and robotic surgery, thirty-one published peer-reviewed manuscripts, and one hundred eighty-five peer-reviewed abstracts accepted at conferences. As of February 21, 2013, we have sixty-nine scientific studies, either recently completed or in progress, which are aimed at measuring the clinical and economic value of MAKOplasty as follows: twelve studies are focused on quantifying the accuracy of MAKOplasty procedures; twelve studies are focused on assessing basic clinical and radiographic outcomes; eight studies are focused evaluating the functional and kinematic outcomes of patients; nine studies are focused on supporting implant design and product development; eighteen studies are focused on codifying surgical technique, ergonomic robotic use, and surgical indications; and ten studies are focused on quantifying the economic impact of less invasive and more accurate arthroplasty. If longer-term or more extensive clinical studies that may be performed by us or others indicate that MAKOplasty is a less safe or less effective procedure than our current data suggest, patients may choose not to undergo, and surgeons may choose not to perform, MAKOplasty. Furthermore, unsatisfactory patient outcomes or patient injury could cause negative publicity for our products, particularly in the early phases of product introduction. The FDA could also rescind our marketing clearances if future results and experience indicate that our products cause unexpected or serious complications or other unforeseen negative effects. See "Risks Related to Regulatory Compliance." Surgeons may be slow to adopt our products if they perceive liability risks arising from the use of these new products. As a result, patients, surgeons and hospitals may not accept MAKOplasty or our products and we may fail to become profitable and may be subject to significant legal liability.

We have limited sales and marketing experience and capabilities, which could impair our ability to achieve profitability.

We have limited experience as a company in the sales and marketing of our products. We may not be successful in marketing and selling our products in the U.S. and abroad through our direct sales force or with assistance from independent orthopedic product agents and distributors. Our sales and marketing organization is supported by clinical and technical representatives who provide training, clinical and technical support and other services to our customers before and during the surgery. As of February 21, 2013, we have 140 employees in our sales and marketing organization, which includes all clinical and technical representatives. To reach our revenue targets, we need to expand and strengthen our U.S. direct sales force and, over time, our foreign sales channels. Developing a sales and marketing organization is expensive and time consuming and an inability to develop such an organization in a timely manner could delay the successful adoption of our products. Additionally, any sales and marketing organization that we develop may be competing against the experienced and well-funded sales and marketing organizations of some of our competitors. We will face significant challenges and risks in developing our sales and marketing organization, including, among others:

- our ability to recruit, train and retain adequate numbers of qualified sales and marketing personnel;
- the ability of sales personnel to obtain access to leading surgeons and persuade adequate numbers of hospitals to purchase our products;
- costs associated with hiring, maintaining and expanding a sales and marketing organization; and
- government scrutiny with respect to promotional activities in the healthcare industry both domestically and abroad.

If we are unable to develop and maintain these sales and marketing capabilities, we may be unable to generate revenue and may not become profitable.

Surgeons, hospitals and orthopedic product agents and distributors may have existing or future relationships with other medical device companies that make it difficult for us to establish new or continued relationships with them, and as a result, we may not be able to sell and market our products effectively.

We believe that to sell and market our products effectively, we must establish relationships with key surgeons and hospitals in the field of orthopedic surgery. Many of these key surgeons and hospitals already have long-standing relationships with large, better known companies that dominate the medical devices industry through collaborative research programs and other relationships. Because of these existing relationships, some of which may be contractually enforced, surgeons and hospitals may be reluctant to adopt MAKOplasty, particularly if MAKOplasty competes with or has the potential to compete with products supported through their own collaborative research program or by these existing relationships. Even if these surgeons and hospitals purchase our RIO system, they may be unwilling to enter into collaborative relationships with us to promote joint marketing programs such as the MAKOplasty Center of Excellence or to provide us with clinical and financial data.

In addition to our direct sales force, we work with distributors to market, sell, and support our products outside of the U.S. If these distributors believe that a relationship with us is less beneficial than other relationships they may have with more established or well-known medical device companies, they may be unwilling to establish or continue their relationships with us, making it more difficult for us to sell and market our products effectively.

Because the markets for our products are highly competitive, customers may choose to purchase our competitors' products, resulting in reduced revenue and harm to our financial results.

MAKOplasty requires the use of new robotic technologies, and we face competition from large, well-known companies that dominate the market for orthopedic products, principally Biomet, Inc., DePuy Orthopedics, Inc., a Johnson & Johnson company, Stryker Corporation, Zimmer Holdings, Inc., and Smith & Nephew, Inc. Each of these companies offers conventional instruments and implants for use in conventional total and partial knee replacement surgeries and total hip replacement surgeries, and some of these companies offer patient specific instrumentation and implants for use in conventional total and partial knee replacement surgeries, which may compete with our MAKOplasty solution and negatively impact sales of our robotic arm technology. A number of these and other companies also offer CAS systems for use in arthroplasty procedures that provide a minimally invasive means of viewing the anatomical site. In addition, Biomet has licenses from Z-Kat and us to intellectual property rights in CAS intellectual property for use in the field of orthopedics. The license is non-exclusive with respect to use of CAS intellectual property in combination with robotic technologies and exclusive with respect to all other uses within the field of orthopedics, which could enable them to compete with us.

Currently, we are not aware of any well-known orthopedic company that broadly offers robotic technologies in combination with CAS. These large, well known orthopedics companies do, however, have the ability to acquire and develop robotic technologies that may compete with our products. We are aware of certain early stage companies developing robotic applications in orthopedics and others commercializing customized implants and instruments for early and mid-stage arthroplasty solutions. For example, Blue Belt Technologies, Inc., or Blue Belt, markets its NavioPFS™ orthopedic surgical system for unicompartmental knee arthroplasty procedures, which received 510(k) marketing in December 2012 and approval for CE Marking in February 2012. Blue Belt recently announced its first commercial sale in the U.S. In addition, in January 2013, Stanmore Implants Worldwide Ltd. received a 510(k) for their Sculptor Robotic Guidance Arm. CUREXO Technology Corporation has engaged in marketing in the United States of its ROBODOC® Surgical System, which received 510(k) marketing clearance from the FDA in August 2008 for total hip arthroplasty procedures.

We also may face competition from other medical device companies that may seek to extend robotic technologies and minimally invasive approaches and products that they have developed for use in other parts of the human anatomy to orthopedics. Even if these other companies currently do not have an established presence in the field of orthopedics, they may attempt to apply their robotic technologies to the field of orthopedics to compete directly with us.

Many of our current and potential competitors enjoy competitive advantages over us, including:

- significantly greater name recognition;
- longer operating histories;
- established exclusive relations with healthcare professionals, customers and third-party payors;
- established distribution networks;
- additional lines of products and the ability to offer rebates or bundle products to offer higher discounts or incentives to gain a competitive advantage;
- greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory clearance for products and marketing approved products; and
- greater financial and human resources for product development, sales and marketing and patent litigation.

Moreover, our competitors in the medical device industry make significant investments in research and development, and innovation is rapid and continuous. If new products or technologies emerge that provide the same or superior benefits as our products at equal or lesser cost, they could render our products obsolete or unmarketable. Because our products can have long development and regulatory clearance or approval cycles, we must anticipate changes in the marketplace and the direction of technological innovation and customer demands. In addition, we face increasing competition from well financed orthopedic companies in our attempts to acquire such new technologies, products and businesses. As a result, we cannot be certain that surgeons will use our products to replace or supplement established surgical procedures or that our products will be competitive with current or future products and technologies resulting in reduced revenue and harm to our financial results.

If we do not timely achieve our development goals for new products, the commercialization of these products will be delayed and our business and financial results may be adversely affected.

The success of our business is dependent on our ability, either alone or with the assistance of others, to develop new products, to introduce enhancements to our existing products and to develop these new products and enhancements within targeted time frames and budgets to meet customer expectations and requirements. For certain products we have in the past and may in the future utilize a surgeon preference evaluation process prior to full commercial release. The actual timing of these product releases can vary dramatically compared to our estimates for reasons that may or may not be within our control, including clearance or approval by the FDA to market future products and unfavorable clinical results or customer feedback prior to full commercial release through a surgeon preference evaluation process. Customers may forego purchases of our existing products and purchase our competitors' products as a result of delays in the introduction of our new products and enhancements or failure by us to offer valuable and innovative products or enhancements at competitive prices and in a timely manner. Announcements of new products by us or by competitors may also result in a delay in or cancellation of purchasing decisions in anticipation of such new products. Any such losses of new customers would harm our business and financial results.

We may encounter problems or delays in the assembly of our products or fail to meet certain regulatory requirements that could result in a material adverse effect on our business and financial results.

The current and intended future versions of our RIO system are complex and require the integration of a number of separate components and processes. To become profitable, we must assemble and test the RIO system in commercial quantities in compliance with regulatory requirements and at an acceptable cost. Increasing our capacity to assemble and test our products on a commercial scale will require us to improve internal efficiencies. We may encounter a number of difficulties in increasing our assembly and testing capacity, including:

- managing production yields;
- maintaining quality control and assurance;
- providing component and service availability;
- maintaining adequate control policies and procedures;
- hiring and retaining qualified personnel; and
- complying with state, federal and foreign regulations.

If we are unable to satisfy commercial demand for our RIO system due to our inability to assemble and test the system in compliance with applicable regulations, our business and financial results, including our ability to generate revenue, would be impaired, market acceptance of our products could be materially adversely affected and customers may instead purchase or use, our competitors' products.

Any failure in our efforts to train surgeons or hospital staff could result in lower than expected product sales and potential liabilities.

A critical component of our sales and marketing efforts is the training of a sufficient number of surgeons and hospital staff to properly perform MAKOplasty. As of December 31, 2012, we had trained 1,006 surgeons on the use of the RIO system to perform MAKOplasty. We rely on surgeons and hospital staff to devote adequate time to learn to use our products. Convincing surgeons and hospital staff to dedicate the time and energy necessary for adequate training in the use of our system is challenging, and we cannot assure you we will be successful in these efforts. If surgeons or hospital staff are not properly trained, they may misuse or ineffectively use or not use our products.

If nurses or other members of the hospital staff are not adequately trained to assist in using our RIO system, surgeons may be unable to use our products. Insufficient training may result in reduced system use, unsatisfactory patient outcomes, patient injury and related liability or negative publicity, which could have an adverse effect on our product sales or create substantial potential liabilities.

We will likely continue to experience extended and variable sales cycles, which together with the unit price of the RIO system, could cause significant variability in our results of operations for any given quarter.

Our RIO system has a lengthy sales cycle because it is a major piece of capital equipment, the purchase of which will generally require the approval of senior management at hospitals, inclusion in the hospitals' budget process for capital expenditures and, in some instances, a certificate of need from the state or other regulatory clearance. As a result, a relatively small number of units are installed each quarter. We estimate that the sales cycle of the RIO system will continue to take between seven and eighteen months from the point of initial identification and contact with a qualified surgeon until closing of the purchase with the hospital. A limited number of sales of RIO systems may also be contingent on the completion of a customer acceptance period, during which the customer may return the RIO system to us. Although we believe that training can be accomplished in a relatively short period of time, there may be situations where training of physicians and staff may last an additional month or more after installation. In addition, the introduction of new products could adversely impact our sales cycle as customers take additional time to assess such products. Because of the lengthy sales cycle, the unit price of the RIO system and the relatively small number of systems installed each quarter, each installation of a RIO system can represent a significant component of our revenue for a particular quarter, particularly in the near term and during any other periods in which our sales volume is relatively low.

Certain factors that may contribute to variability in our operating results may include:

- timing and level of expenditures associated with new product development activities;
- delays in shipment due, for example, to cancellations by customers, natural disasters or labor disturbances;
- delays or unexpected difficulties in the manufacturing processes of our suppliers or in our assembly process;
- timing of the announcement, introduction and delivery of new products or product upgrades by us and by our competitors;
- the wide range of product utilization among our relatively small customer base;
- timing and level of expenditures associated with expansion of sales and marketing activities and our overall operations;
- disruptions in the supply or changes in the costs of raw materials, labor, product components or transportation services; and
- changes in third-party coverage and reimbursement, changes in government regulation, or a change in a customer's financial condition or ability to obtain financing.

These factors are difficult to forecast and may contribute to substantial fluctuations in our quarterly revenue and substantial variation from our projections, particularly during the periods in which our sales volume is low. Moreover, many of our expenses, such as office leases and certain personnel costs, are relatively fixed. We may be unable to adjust spending quickly enough to offset any unexpected revenue shortfall. Accordingly, any shortfall in revenue may cause significant variation in operating results in any quarter. Based on the above factors, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. These and other potential fluctuations also mean that you will not be able to rely upon our operating results in any particular period as an indication of future performance.

We may be subject to cost containment efforts by our customers, which could have an adverse impact on our sales, financial condition and results of operations.

Some of our customers and potential customers have joined group purchasing organizations in an effort to contain costs; these group purchasing organizations negotiate pricing arrangements with medical supply manufacturers and distributors and make these negotiated prices available to the group purchasing organization's affiliated hospitals and other members. Some of our customers have required, and future customers may require, us to either participate in these programs or match the pricing that their group purchasing organization has negotiated with other medical device manufacturers and distributors for similar or competing products. Responding to these cost containment efforts of our customers and potential customers could negatively impact our margins and our ability to generate revenue and become profitable; however, if we fail to respond to the cost containment efforts, we may lose market share to our competitors, which could result in an adverse impact on our sales, financial condition and results of operations.

If our RIO system units require significant amounts of service after sale, our costs will increase and our business and financial results will be adversely affected.

Sales of the our RIO system generally include a service obligation for maintenance for a period of approximately twelve months from the date the RIO system is installed at a customer's facility. We also provide technical and other services to customers beyond the initial service period pursuant to a supplemental service plan sold with each system. If service claims are significant or exceed our expectations, we could incur unanticipated reductions in sales or additional expenditures for parts and service. In addition, our reputation could be damaged and our products may not achieve market acceptance.

We have been and anticipate continuing to be subject to product liability claims, product actions, including product recalls, and other field or regulatory actions that could be expensive, divert management's attention and harm our business.

Our business exposes us to potential liability risks, product actions and other field or regulatory actions that are inherent in the manufacturing, marketing and sale of medical device products. We may be held liable if our RIO system or implants cause injury or death or is found otherwise unsuitable or defective during usage. The RIO system incorporates mechanical, electrical and optical parts, complex computer software and other sophisticated components, any of which can contain errors or failures. Complex computer software is particularly vulnerable to errors and failures, especially when first introduced. In addition, new products or enhancements to our existing products may contain undetected errors or performance problems that, despite testing, are discovered only after installation.

We may, from time to time, elect to initiate a product action concerning one or more of our products for the purpose of improving device performance. If any of our products are defective, whether due to design or manufacturing defects, improper use of the product or other reasons, we may voluntarily or involuntarily undertake a product action to remove, repair, or replace the product at our expense. In some circumstances we are required to notify regulatory authorities of a product action pursuant to a product recall. We are also required to submit a Medical Device Reporting, or MDR, report to the FDA for any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury.

We have experienced and anticipate in the future to experience events that may require reporting to the FDA pursuant to the product recall and MDR regulations. See "Risks Related to Regulatory Compliance." A required notification to a regulatory authority or a failure to make a timely required notification could result in an investigation by regulatory authorities of our products, which could in turn result in product actions, restrictions on the sale of the products, civil or criminal penalties and other field corrective action. In addition, because our products are designed to be used to perform complex surgical procedures, defects could result in a number of complications, some of which could be serious and could harm or kill patients. The adverse publicity resulting from any of these events could cause surgeons or hospitals to review and potentially terminate their relationships with us.

The medical device industry has historically been subject to extensive litigation over product liability claims. We have been, and anticipate that as part of our ordinary course of business we will continue to be, subject to product liability claims alleging defects in the design, manufacture or labeling of our products. A product liability claim, regardless of its merit or eventual outcome, could result in significant legal defense costs. Although we maintain product liability insurance, the coverage is subject to deductibles and limitations, and may not be adequate to cover future claims. Additionally, we may be unable to maintain our existing product liability insurance in the future at satisfactory rates or adequate amounts.

Regulatory reporting deficiencies, investigations, product actions, or product liability claims, regardless of merit or eventual outcome, could result in:

- decreased demand for our products;
- injury to our reputation;
- diversion of management's attention;
- significant costs of related litigation;
- payment of substantial monetary awards by us;
- product actions;
- a change in the design, manufacturing process or the indications for which our products may be used;
- loss of revenue; and
- an inability to commercialize our products under development.

If hospitals, surgeons and other healthcare providers are unable to obtain coverage or reimbursement from third-party payers for procedures utilizing robotic arm assistance, hospitals may not purchase the RIO system and surgeons may not perform procedures utilizing robotic arm assistance, which would harm our business and financial results.

Our ability to successfully commercialize our technology, commonly referred to as MAKOplasty, depends significantly on the availability of coverage and reimbursement from third-party payors, including governmental programs such as Medicare and Medicaid as well as private insurance and private health plans. Reimbursement is a significant factor considered by hospitals in determining whether to acquire new capital equipment such as our robotic technology. Although our customers have been successful in obtaining coverage and reimbursement, we cannot anticipate how payers will change their policies and procedures for orthopedic procedures, with and without robotic arm assistance. Future healthcare reform by third-party payers to reduce costs and reimbursements to healthcare providers may adversely impact both hospital capital and surgical supply budgets and negatively impact our ability to sell the RIO system and implants.

We anticipate that in the U.S. our products will be purchased primarily by hospitals, which bill various third-party payors, including governmental healthcare programs, such as Medicare, and private insurance plans for procedures using our technology. Ensuring adequate Medicare reimbursement can be a lengthy and expensive endeavor and we cannot provide assurance that we will be successful. In addition, the U.S. Congress may pass legislation impacting coverage and reimbursement for healthcare services, including Medicare reimbursement to physicians and hospitals. Many private third-party payors look to Medicare's coverage and reimbursement policies in setting their coverage policies and reimbursement amounts. If the Centers for Medicare and Medicaid Services, or CMS, the federal agency that administers the Medicare program, or Medicare contractors limit payments to hospitals or surgeons for orthopedic procedures that include robotic arm assistance, private payors may similarly limit coverage and payments. In addition, state legislatures may enact laws limiting or otherwise affecting the level of Medicaid reimbursements. As a result, hospitals may not purchase the RIO system and surgeons may choose not to perform procedures utilizing robotic arm assistance, and, as a result, our business and financial results would be adversely affected.

Medicare reimburses acute care hospitals a flat prospectively determined amount for the primary procedure performed in the acute care hospital. This method of payment is known as the prospective payment system, or PPS. The prospective payment for a patient's stay in an acute care hospital is determined by the patient's condition and other patient data and procedures performed during the inpatient stay using a classification system known as Diagnosis Related Groupings, or DRGs. In 2008, CMS implemented a revised version of the DRG system that now uses Medicare Severity DRGs, or MS-DRGs, to account more accurately for the patient's severity of illness. Medicare pays a fixed amount to the hospital based on the MS-DRG into which the patient's stay is classified, regardless of the actual cost to the hospital of furnishing the procedures, items and services that the patient's condition requires. Accordingly, acute care hospitals generally do not receive direct Medicare reimbursement under PPS for the specific costs incurred in purchasing medical devices. Rather, reimbursement for these costs is deemed to be included within the MS-DRG based payments made to hospitals for the services furnished to Medicare eligible inpatients in which the devices are utilized. Accordingly, a hospital must absorb the cost of our products as part of the payment it receives for the procedure in which the device is used. In addition, physicians that perform procedures in hospitals are paid a set amount by Medicare for performing such services under the Medicare physician fee schedule. Medicare payment rates for both systems are established annually.

At this time, we do not know the extent to which hospitals and physicians would consider third-party reimbursement levels adequate to cover the cost of our products. Failure by hospitals and surgeons to receive an amount that they consider to be adequate reimbursement for procedures in which our products are used could deter them from purchasing or using our products and limit our sales growth. In addition, pre-determined MS-DRG payments or Medicare physician fee schedule payments may decline over time, which could deter hospitals from purchasing our products or physicians from using them. If hospitals are unable to justify the costs of our products or physicians are not adequately compensated for procedures in which our products are utilized, they may refuse to purchase or use them, which would significantly harm our business.

Notwithstanding current or future FDA clearances, if granted, third-party payors may deny reimbursement if the payor determines that a therapeutic medical device is unnecessary, inappropriate, not cost-effective or experimental, or is used for a non-approved indication. Although we are not aware of any potential customer that has declined to purchase our RIO system based upon third-party payors' reimbursement policies, cost control measures adopted by third-party payors may have a significant effect on surgeries performed using robotic arm assistance or as to the levels of reimbursement. All third-party payors, whether governmental or private, whether inside the U.S. or outside, are developing increasingly sophisticated methods of controlling healthcare costs. These cost control methods include prospective payment systems, capitated rates, benefit redesigns, pre-authorization or second opinion requirements prior to major surgery, an emphasis on wellness and healthier lifestyle interventions and an exploration of other cost-effective methods of delivering healthcare. These cost control methods also potentially limit the amount which healthcare providers may be willing to pay for medical technology which could, as a result, adversely affect our business and financial results. In addition, in the U.S., no uniform policy of coverage and reimbursement for medical technology exists among all these payors. Therefore, coverage and reimbursement for medical technology can differ significantly from payor to payor.

There also can be no assurance that current levels of reimbursement will not be decreased or eliminated in the future, or that future legislation, regulation, or reimbursement policies of third-party payors will not otherwise adversely affect the demand for our products or our ability to sell products on a profitable basis. Our customers are currently using existing reimbursement codes for knee arthroplasty. Knee arthroplasty performed in the hospital inpatient setting is currently assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Major Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication of Comorbidity"), and surgeons currently bill Current Procedural Terminology, or CPT, code 27446 ("Arthroplasty, knee, condyle and plateau; medial OR lateral compartment"), and code 27438 ("Arthroplasty, patella with prosthesis"), for services associated with the knee. For unicompartmental knee procedures completed in the outpatient setting, facilities report CPT code 27446 which is assigned to APC code 425. With the aging of baby boomers, an increase in knee and hip arthroplasty procedures may cause CMS and other payors to revise their coding, coverage and reimbursement policies, which could adversely affect our financial results and business.

Our customers use existing reimbursement codes for hip arthroplasty. Hip arthroplasty performed in the hospital inpatient setting is currently assigned to MS-DRG 469 ("Major Joint Replacement or Reattachment of Lower Extremity with Major Complication or Comorbidity") and MS-DRG 470 ("Major Joint Replacement or Reattachment of Lower Extremity without Major Complication of Comorbidity"), and surgeons report Current Procedural Terminology, or CPT, codes 27130 ("Arthroplasty, acetabular and proximal femora prosthetic replacement (total hip arthroplasty), with or without autograft or allograft") and 27132 ("Conversion of previous hip surgery to total hip arthroplasty, with or without autograft or allograft"), for services associated with the hip. Adjunctive services may include, without limitation, CPT codes 73700 ("CT lower extremity without contrast") and 72192 ("CT pelvis without contrast material") for imaging services associated with the hip. If CMS and other payors do not reimburse physicians under these codes for services performed in connection with robotic arm assistance, our financial results and business could be adversely affected.

In international markets, market acceptance of our products will likely depend in large part on the availability of reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and by region in some countries, and include both government sponsored healthcare and private insurance. We may not obtain international reimbursement approvals in a timely manner, if at all. In addition, even if we do obtain international reimbursement approvals, the level of reimbursement may not be enough to commercially justify expansion of our business into the approving jurisdiction. To the extent we or our customers are unable to obtain coverage or reimbursement for procedures using our technology in major international markets in which we seek to market and sell our technology, our international revenue growth would be harmed, and our business and results of operations would be adversely affected.

Healthcare reforms, changes in healthcare policies and changes to third-party coverage and reimbursements, including recently enacted legislation reforming the U.S. healthcare system, may affect demand for our systems and products and may have a material adverse effect on our financial condition and results of operations.

In March 2010, comprehensive health care reform legislation was enacted through the passage of the Patient Protection and Affordable Care Act and the Health Care, as amended by the Education Affordability Reconciliation Act, or the Health Care Reform Legislation. This legislation and proposed rules promulgated thereunder include new taxes impacting certain health-related industries, including medical device manufacturers. Beginning in 2013, each medical device manufacturer must pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise tax applies to our products. Other significant measures contained in the Health Care Reform Legislation include initiatives to revise Medicare payment methodologies, initiatives to promote quality indicators in payment methodologies, initiatives related to the coordination and promotion of research on comparative clinical effectiveness of different technologies and procedures, and annual reporting requirements related to payments to physicians and teaching hospitals. The Health Care Reform Legislation also includes significant new fraud and abuse measures, lowering the government's thresholds to find violations and increasing potential penalties for such violations.

In addition to the Health Care Reform Legislation discussed above, various other healthcare reform proposals and laws have also emerged at the federal and state level. For example, the Budget Control Act of 2011 mandates certain reductions in Medicare payment rates because the required reductions to the U.S. deficit were not approved. We cannot predict whether future healthcare initiatives will be implemented at the federal or state level or internationally, or the effect any future legislation or regulation will have on us. The taxes imposed by the new Health Care Reform Legislation, the expansion in government's role in the U.S. healthcare industry, and the slated Medicare reductions may result in decreased profits to us, lower reimbursements by third-party payors for our products, and reduced medical procedure volumes, all of which may adversely affect our business, financial condition and results of operations, possibly materially.

We depend on key employees, and if we fail to attract and retain employees with the expertise required for our business and provide for the succession of senior management, we cannot grow or achieve profitability.

We are highly dependent on members of our senior management, in particular Maurice R. Ferré, M.D., our President, Chief Executive Officer and Chairman of the Board. Our future success will depend in part on our ability to retain these key employees, to identify, hire and retain additional qualified personnel with expertise in research and development and sales and marketing, and to effectively provide for the succession of senior management. Competition for qualified personnel in the medical device industry is intense, and finding and retaining qualified personnel with experience in our industry is very difficult. We believe that there are only a limited number of individuals with the requisite skills to serve in many of our key positions, and we compete for key personnel with other medical equipment and software manufacturers and technology companies, as well as universities and research institutions. It is often difficult to hire and retain these persons, and we may be unable to replace key persons if they leave or fill new positions requiring key persons with appropriate experience. A significant portion of our compensation to our key employees is in the form of restricted stock and stock option grants. A prolonged depression in our stock price could make it difficult for us to retain our employees and recruit additional qualified personnel.

We do not maintain, and do not currently intend to obtain, key employee life insurance on any of our personnel. Dr. Ferré may terminate his employment at will at any time with 30 days' notice. Each of the other members of our senior management may terminate his employment at will at any time with 60 days' notice. The loss of key employees, the failure of any key employee to perform or our inability to attract and retain skilled employees, as needed, or an inability to effectively plan for and implement a succession plan for key employees could harm our business.

We may attempt to acquire new products or technologies, and if we are unable to successfully complete these acquisitions or to integrate acquired businesses, products, technologies or employees, we may fail to realize expected benefits or harm our existing business.

Our success will depend, in part, on our ability to expand our product offerings and grow our business in response to changing technologies, customer demands and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses, products or technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time consuming and costly, and we may not be able to successfully complete identified acquisitions. Furthermore, even if we successfully complete an acquisition, we may not be able to successfully integrate newly acquired organizations, products or technologies into our operations, and the process of integration could be expensive, time consuming and may strain our resources. Consequently, we may not achieve anticipated benefits of the acquisitions, which could harm our existing business. In addition, future acquisitions could result in potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities or expenses, or other charges such as in-process research and development, any of which could harm our business and materially adversely affect our financial results or cause a reduction in the price of our common stock.

If we do not effectively manage our growth, we may be unable to successfully develop, market and sell our products.

Our future revenue and operating results will depend on our ability to manage the anticipated growth of our business. We have experienced significant growth in the scope of our operations and the number of our employees since our inception. This growth has placed significant demands on our management, as well as our financial and operations resources. In order to achieve our business objectives, we must continue to grow. However, continued growth presents numerous challenges, including:

- implementing appropriate operational and financial systems and controls;
- expanding manufacturing and assembly capacity and increasing production;
- developing our sales and marketing infrastructure and capabilities;
- improving our information systems;
- identifying, attracting and retaining qualified personnel in our areas of activity; and
- hiring, training, managing and supervising our personnel.

We cannot be certain that our systems, controls, infrastructure and personnel will be adequate to support our future operations. Any failure to effectively manage our growth could impede our ability to successfully develop, market and sell our products and our business will be harmed.

If we are successful in our efforts to market and sell MAKOplasty internationally, we will be subject to various risks relating to our international activities, which could adversely affect our business and financial results.

We are continuing to pursue international markets for the sale of our products and, during the year ended December 31, 2012, three RIO systems were commercially installed outside of the U.S. and one RIO system was sold to an international distributor for demonstration purposes As a result of these efforts and sales, we are exposed to risks separate and distinct from those we face in our U.S. operations. Our international business may be adversely affected by changing economic conditions in foreign countries. In addition, because international sales would most likely be denominated in the functional currency of the country where the product is being shipped, increases or decreases in the value of the U.S. dollar relative to foreign currencies could affect our results of operations. Engaging in international business inherently involves a number of other difficulties and risks, including:

- approval of product submissions with healthcare systems outside the U.S.;
- gathering the clinical data that may be required for product submissions with healthcare systems outside the U.S.;
- export restrictions and controls and other government regulation relating to technology;
- the availability and level of reimbursement within prevailing foreign healthcare payment systems;
- pricing pressures that we may experience internationally;

- compliance with existing and changing applicable foreign regulatory laws and requirements, including the federal Foreign Corrupt Practices Act and the U.K. Bribery Act;
- foreign laws and business practices favoring local companies;
- longer payment cycles;
- shipping delays;
- difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
- political and economic instability;
- potentially adverse tax consequences, tariffs and other trade barriers;
- international terrorism and anti-American sentiment;
- difficulties and costs of staffing and managing foreign operations; and
- difficulties in enforcing intellectual property rights.

Our exposure to each of these risks may increase our costs, impair our ability to market and sell our products and require significant management attention, resulting in harm to our business and financial results.

Our operations are vulnerable to interruption or loss due to hurricanes, storm, fire, terrorist attacks, failure or breach of our computer systems or information technology, or other events beyond our control, which could adversely affect our business.

We currently conduct all of our management activities, most of our research and development activities and assemble many of our products at a single location in Fort Lauderdale, Florida. We have taken various precautions to safeguard our facilities, such as obtaining insurance, installing hurricane shutters, establishing health and safety protocols and securing off-site storage of computer data. However, a casualty due to a hurricane, storm or other natural disasters, a fire, terrorist attack, or other unanticipated problems at this location or any of our third-party contracted facilities could cause substantial delays in our operations, delay or prevent assembly of our RIO systems and shipment of our implants, damage or destroy our equipment and inventory, and cause us to incur substantial expenses. Furthermore, we are dependent upon our computer systems and information technology and any failure, interruption, or security breach, such as a computer virus or unauthorized access, of such computer systems or information technology could cause substantial delays in our operations, interrupt our business, and result in a loss of data. Our insurance does not cover losses caused by certain events such as floods or other activities and may not be adequate to cover our losses in any particular case. Any damage, loss or delay could seriously harm our business and have an adverse effect on our financial results.

Changes to financial accounting standards may affect our reported results of operations.

A change in accounting standards or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and varying interpretations of accounting pronouncements have occurred and may occur in the future. Changes to existing standards or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business.

We use estimates, make judgments and apply certain methods in measuring the progress of our business, in determining our financial results and in applying our accounting policies. As these estimates, judgments, and methods change, our assessment of the progress of our business and our results of operations could vary.

Accounting principles generally accepted in the United States and accompanying accounting pronouncements, interpretations, and practices for many areas of our business are very complex and involve significant and sometimes subjective judgments. The methods, estimates, and judgments we use in applying our accounting policies have a significant impact on our results of operations. Such methods, estimates, and judgments are, by their nature, subject to substantial risks, uncertainties, and assumptions, and factors may arise over time that lead us to change our methods, estimates, and judgments. For example, changes to our standard terms for sales of our products could lead to changes in the application of our accounting policies. Changes in any of our assumptions may adversely affect our reported financial results.

Class action securities litigation or shareholder derivative litigation, if instituted against us, could result in substantial costs and a diversion of our management resources, which could significantly harm our business.

In May 2012, two shareholder complaints were filed in the U.S. District Court for the Southern District of Florida against the Company and certain of its officers and directors as purported class actions on behalf of all purchasers of the Company's common stock between January 9, 2012 and May 7, 2012. The cases were filed under the captions *James H. Harrison, Jr. v. MAKO Surgical Corp. et al.*, No. 12-cv-60875 and *Brian Parker v. MAKO Surgical Corp. et al.*, No. 12-cv-60954. The court consolidated the *Harrison* and *Parker* complaints under the caption *In re MAKO Surgical Corp. Securities Litigation*, No. 12-60875-CIV-Cohn/Seltzer, and appointed Oklahoma Firefighters Pension and Retirement System and Baltimore County Employees' Retirement System to serve as co-lead plaintiffs. In September 2012, the co-lead plaintiffs filed an amended complaint that expanded the proposed class period through July 9, 2012. The amended complaint alleges the Company, its Chief Executive Officer, President and Chairman, Maurice R. Ferré, M.D., and its Chief Financial Officer, Fritz L. LaPorte, violated federal securities laws by making misrepresentations and omissions during the proposed class period about the Company's financial guidance for 2012 that artificially inflated the Company's stock price. The amended complaint seeks an unspecified amount of compensatory damages, interest, attorneys' and expert fees, and costs. In October 2012, the Company, Dr. Ferré, and Mr. LaPorte filed a motion to dismiss the amended complaint in its entirety. The court has not ruled on that motion.

Additionally, in June and July 2012, four shareholder derivative complaints were filed against the Company, as nominal defendant, and its board of directors, as well as Dr. Ferré and, in two cases, Mr. LaPorte. Those complaints allege that the Company's directors and certain officers violated their fiduciary duties, wasted corporate assets and were unjustly enriched by allowing the Company to make misrepresentations or omissions that exposed the Company to the Harrison and Parker class actions and damaged the Company's goodwill.

Two of the derivative actions were filed in the Seventeenth Judicial Circuit in and for Broward County, Florida and have been consolidated under the caption *In re MAKO Surgical Corporation Shareholder Derivative Litigation*, No. 12-cv-16221. By order dated July 3, 2012, the court stayed *In re MAKO Surgical Corporation Shareholder Derivative Litigation* pending a ruling on the motion to dismiss filed in the *In re MAKO Surgical Corp. Securities Litigation* class action.

The two other actions were filed in the U.S. District Court for the Southern District of Florida under the captions *Todd Deehl v. Ferré et al.*, No. 12-cv-61238 and *Robert Bardagy v. Ferré et al.*, No. 12-cv-61380. On August 29, 2012, the court consolidated these two federal cases under the caption *In re MAKO Surgical Corp. Derivative Litig.* Case No. 12-61238-CIV-COHN-SELTZER and approved the filing of a consolidated complaint. The consolidated complaint alleges that MAKO's directors and two of its officers breached fiduciary duties, wasted corporate assets and were unjustly enriched by issuing, or allowing the issuance of, annual sales guidance for 2012 that they allegedly knew lacked any reasonable basis. The consolidated complaint seeks an unspecified amount of damages, attorneys' and expert fees, costs and corporate reforms to allegedly improve MAKO's corporate governance and internal procedures. On October 31, 2012, MAKO and the individual defendants each filed motions to dismiss the consolidated complaint. The court has not ruled on those motions.

Also on October 31, 2012, the Company's board of directors appointed a demand review committee, consisting of two independent directors, to review, investigate, and prepare a report and recommendation to the full board regarding the claims raised in the federal derivative action, *In re MAKO Surgical Corp. Derivative Litig.*, and a demand made on the board by two Company shareholders, Amy and Charles Miller, challenging the Company's sales projections for 2012 and statements about its future financial outlook and demanding that the board of directions file suit on behalf of the Company. Additionally, on November 19, 2012, upon recommendation of the demand review committee, the Company and the individual defendants filed a joint motion to stay the federal derivative action pending the completion of the demand review committee's investigation. The court has not ruled on the motion to stay. The demand review committee has not yet completed its review, investigation and report.

Risks Related to Our Intellectual Property

If we, or the other parties from whom we license intellectual property, are unable to secure and maintain patent or other intellectual property protection for the intellectual property contained in our products, our ability to compete will be harmed.

Our commercial success depends, in part, on obtaining and maintaining patent and other intellectual property protection for the technologies contained in our products. The patent positions of medical device companies, including ours, can be highly uncertain and involve complex and evolving legal and factual questions. Our patent position is uncertain and complex, in part, because of our dependence on intellectual property that we license from others. If we, or the other parties from whom we license intellectual property, fail to obtain and maintain adequate patent or other intellectual property protection for intellectual property contained in our products, or if any protection is reduced or eliminated, others could use the intellectual property contained in our products, resulting in harm to our competitive business position. In addition, patent and other intellectual property protection may not provide us with a competitive advantage against competitors that devise ways of making competitive products without infringing any patents that we own or have rights to.

U.S. patents and patent applications may be subject to interference proceedings and U.S. patents may be subject to reexamination proceedings in the U.S. Patent and Trademark Office. Foreign patents may be subject to opposition or comparable proceedings in the corresponding foreign patent offices. Any of these proceedings could result in loss of the patent or denial of the patent application, or loss or reduction in the scope of one or more of the claims of the patent or patent application. Changes in either patent laws or in interpretations of patent laws may also diminish the value of our intellectual property or narrow the scope of our protection. Interference, reexamination and opposition proceedings may be costly and time consuming, and we, or the other parties from whom we license intellectual property, may be unsuccessful in defending against such proceedings. Thus, any patents that we own or license may provide limited or no protection against competitors. In addition, our pending patent applications and those we may file in the future may have claims narrowed during prosecution or may not result in patents being issued. Even if any of our pending or future applications are issued, they may not provide us with adequate protection or any competitive advantages. Our ability to develop additional patentable technology is also uncertain.

Non-payment or delay in payment of patent fees or annuities, whether intentional or unintentional, may also result in the loss of patents or patent rights important to our business. Many countries, including certain countries in Europe, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. In addition, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of the patent. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as do the laws of the U.S., particularly in the field of medical products and procedures.

If we are unable to prevent unauthorized use or disclosure of our proprietary trade secrets and unpatented know-how, our ability to compete will be harmed.

Proprietary trade secrets, copyrights, trademarks and unpatented know-how are also very important to our business. We rely on a combination of trade secrets, copyrights, trademarks, confidentiality agreements and other contractual provisions and technical security measures to protect certain aspects of our technology, especially where we do not believe that patent protection is appropriate or obtainable. We require our employees and consultants to execute confidentiality agreements in connection with their employment or consulting relationships with us. We also require our employees and consultants to disclose and assign to us all inventions conceived during the term of their employment or engagement while using our property or which relate to our business. We also have taken precautions to initiate reasonable safeguards to protect our information technology systems. However, these measures may not be adequate to safeguard our proprietary intellectual property and conflicts may, nonetheless, arise regarding ownership of inventions. Such conflicts may lead to the loss or impairment of our intellectual property or to expensive litigation to defend our rights against competitors who may be better funded and have superior resources. Our employees, consultants, contractors, outside clinical collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. In addition, confidentiality agreements may be unenforceable or may not provide an adequate remedy in the event of unauthorized disclosure. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time consuming, and the outcome is unpredictable. Moreover, our competitors may independently develop equivalent knowledge, methods and know-how. Unauthorized parties may also attempt to copy or reverse engineer certain aspects of our products that we consider proprietary. As a result, other parties may be able to use our proprietary technology or information, and our ability to compete in the market would be harmed.

We could become subject to patent and other intellectual property litigation that could be costly, result in the diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

The medical device industry is characterized by competing intellectual property and a substantial amount of litigation over patent and other intellectual property rights. In particular, the fields of orthopedic implants and CAS are well established and crowded with the intellectual property of competitors and others. A number of companies in our market, as well as universities and research institutions, have issued patents and have filed patent applications which relate to the use of CAS and, to a lesser extent, haptics and robotics.

Determining whether a product infringes a patent involves complex legal and factual issues, and the outcome of a patent litigation action is often uncertain. We have not conducted an extensive search of patents issued or assigned to other parties, including our competitors, and no assurance can be given that patents containing claims covering our products, parts of our products, technology or methods do not exist, have not been filed or could not be filed or issued. Because of the number of patents issued and patent applications filed in our technical areas, our competitors or other parties, including parties from whom we license intellectual property, may assert that our products and the methods we employ in the use of our products are covered by U.S. or foreign patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, there may be applications now pending of which we are unaware and which may result in issued patents which our current or future products infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe. There could also be existing patents that one or more of our products or parts may infringe and of which we are unaware. As the number of competitors in the market for CAS and robotics assisted implant systems grows, and as the number of patents issued in this area grows, the possibility of patent infringement claims by or against us increases. In certain situations, we or parties from whom we license intellectual property may determine that it is in our best interests or their best interests to voluntarily challenge a party's products or patents in litigation or other proceedings, including patent interferences or reexaminations. As a result, we may become involved in litigation or other proceedings that could be costly, result in diversion of management's attention, require us to pay damages and force us to discontinue selling our products.

Infringement actions and other intellectual property claims and proceedings brought against or by us, whether with or without merit, may cause us to incur substantial costs and could place a significant strain on our financial resources, divert the attention of management from our business and harm our reputation. Some of our competitors may be able to sustain the costs of complex patent or intellectual property litigation more effectively than we can because they have substantially greater resources.

We cannot be certain that we will successfully defend against allegations of infringement of patents and intellectual property rights of others. In the event that we become subject to a patent infringement or other intellectual property lawsuit and if the other party's patents or other intellectual property were upheld as valid and enforceable and we were found to infringe the other party's patents or violate the terms of a license to which we are a party, we could be required to pay damages. We could also be prevented from selling our products unless we could obtain a license to use technology or processes covered by such patents or were able to redesign the product to avoid infringement. A license may not be available at all or on commercially reasonable terms or we may not be able to redesign our products to avoid infringement. Modification of our products or development of new products could require us to conduct clinical trials and to revise our filings with the FDA and other regulatory bodies, which would be time consuming and expensive. In these circumstances, we may be unable to sell our products at competitive prices or at all, our business and operating results could be harmed and our stock price may decline. In addition, any uncertainties resulting from the initiation and continuation of any litigation could have a material adverse effect on our ability to raise the funds necessary to continue our operations.

We may be subject to damages resulting from claims that our employees, our consultants or we have wrongfully used or disclosed alleged trade secrets of their former employers.

Many of our employees and consultants were previously employed at universities or other medical device companies, including our competitors or potential competitors. We could in the future be subject to claims that these employees or consultants, or we, have inadvertently or otherwise used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. If we fail in defending against such claims, a court could order us to pay substantial damages and prohibit us from using technologies or features that are essential to our products and processes, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers. In addition, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize certain potential products, which could severely harm our business. Even if we are successful in defending against these claims, such litigation could result in substantial costs and be a distraction to management.

Risks Related to Regulatory Compliance

If we fail to comply with the extensive government regulations relating to our business, we may be subject to fines, injunctions and other penalties that could harm our business.

Our medical device products and operations are subject to extensive regulation by the FDA, pursuant to the Federal Food, Drug, and Cosmetic Act, or FDCA, and various other federal, state and foreign governmental authorities. Government regulations and requirements specific to medical devices are wide ranging and govern, among other things:

- design, development and manufacturing;
- testing, labeling and storage;
- clinical trials;
- product safety;
- marketing, sales and distribution;
- premarket clearance or approval;
- record keeping procedures;
- advertising and promotions;
- recalls and field corrective actions;
- post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; and product export.

In the U.S., before we can market a new medical device, or a new use of, or claim for, or significant modification to, an existing product, we must first receive either premarket clearance under Section 510(k) of the FDCA, or approval of a PMA from the FDA, unless an exemption applies. In the 510(k) marketing clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. The PMA approval pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on data obtained in clinical trials. Both of these processes can be expensive and lengthy and entail significant user fees, unless exempt. The FDA's 510(k) marketing clearance process usually takes from three to 12 months, but it can last longer. The process of obtaining PMA approval is much more costly and uncertain than the 510(k) marketing clearance process. It generally takes from one to three years, or even longer, from the time the PMA application is submitted to the FDA until an approval is obtained. There is no assurance that we will be able to obtain FDA clearance or approval for any of our new products on a timely basis, or at all.

The FDA is currently considering proposals to reform its 510(k) marketing clearance process and such proposals could include increased requirements for clinical data and a longer review period. For example, in July 2011, the FDA issued a draft guidance document entitled "510(k) Device Modifications: Deciding When to Submit a 510(k) for a Change to an Existing Device," which is intended to assist manufacturers in deciding whether to submit a new 510(k) for changes or modifications made to the manufacturer's previously cleared device. Once finalized, the draft guidance will replace the 1997 guidance document on the same topic. The new draft guidance would make substantive changes to existing policy and practice regarding the assessment of whether a new 510(k) is required for changes or modifications to existing devices. Specifically, the new draft guidance, once finalized, would take a more conservative approach and require new 510(k)s for certain changes or modifications to existing, cleared devices that might not have triggered new 510(k)s under the 1997 guidance. We cannot predict which of the 510(k) marketing clearance reforms currently being discussed and/or proposed might be enacted, finalized or implemented by the FDA and whether the FDA will propose additional modifications to the regulations governing medical devices in the future. Any such modification could have a material adverse effect on our ability to commercialize our products.

The FDA, state, foreign and other governmental authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in governmental agencies or a court taking action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
- refusing to provide Certificates for Foreign Government (CFG);
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

In addition, in the course of performing our business we obtain certain confidential patient health information, such as patient names and dates of MAKOplasty procedures. Although we believe that we are neither a covered entity nor, as of February 17, 2010, a business associate of our hospital customers and, as such, are not directly subject to the standards set forth in HIPAA or HITECH, there is no guarantee that the government will agree with our determination. If the government determines that we are a business associate, we could be subject to enforcement measures, including civil and criminal penalties and fines for violations of the privacy or security standards. Further, we have entered into agreements with certain covered entity customers that contain commitments by us to protect the privacy and security of patients' health information and, in some instances, require that we indemnify the covered entity for claims, liability, damages and costs or expenses arising out of or in connection with a breach of this covenant by us. If we were to violate one of these covenants, we could lose customers and be exposed to liability and/or reputational damage.

Failure to obtain regulatory approval in additional foreign jurisdictions will prevent us from expanding the commercialization of our products abroad.

To be able to market and sell our products in most other countries, we must obtain regulatory approvals and comply with the regulations of those countries. These regulations, including the requirements for approvals and the time required for regulatory review, vary from country to country. Obtaining and maintaining foreign regulatory approvals are expensive, and we cannot be certain that we will receive regulatory approvals in any foreign country in which we plan to market our products. If we fail to obtain or maintain regulatory approval in any foreign country in which we plan to market our products, our ability to generate revenue will be harmed.

As we modify existing products or develop new products in the future, including new instruments, we apply for permission to affix to such products a European Union CE mark, which is a legal requirement for medical devices intended for sale in the European Union. In addition, we will be subject to annual regulatory audits in order to maintain those CE mark permissions. In November 2008, the British Standards Institute, or BSI, an independent global notified body, conducted an annual assessment of our quality management system, which concluded that our quality management system complied with the requirements of ISO13485 in all material respects. As a result of the change in classification of orthopedic implants in the European Union, we have updated our ISO certifications to include class III devices, such as orthopedic implants. BSI conducts annual assessments of our quality management system in order to confirm that our quality management system complies with the requirements of ISO13485 in all material respects and periodic full recertification audits of our quality management system in order to confirm that we comply with the requirements of the Medical Devices Directive of the European Union. Our last full recertification audit was completed in December 2010 and BSI recommended continuation of our certification allowing us to apply the CE Mark to our products. During our last annual assessment in November 2012, we received no major nonconformances. We expect that BSI will continue to conduct annual audits to assess our compliance with BSI certification standards. In connection with achieving CE marking, which is a legal requirement for medical devices intended for sale in the European Union, we have also submitted design dossiers to BSI for the purpose of review and approval. We do not know whether we will be able to obtain permission to affix the CE mark for new or modified products or that we will continue to meet the quality and safety standards required to maintain the permissions we have already received. If we are unable to maintain permission to affix the CE mark to our products, we will no longer be able to sell our products in member countries of the European Union or other areas of the world that require CE approval of medical devices.

If we or our third-party manufacturers or suppliers fail to comply with the FDA's Quality System Regulation, our manufacturing operations could be interrupted and our product sales and operating results could suffer.

We and some of our third-party manufacturers and suppliers are required to comply with the FDA's Quality System Regulation, or QSR, which covers the methods and documentation of the design, testing, production, control, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. We and our manufacturers and suppliers are also subject to the regulations of foreign jurisdictions regarding the manufacturing process if we or our distributors market our products abroad. The FDA enforces the QSR through periodic inspections of manufacturing facilities. In January 2009, the FDA conducted its first audit of our facility, during which we received certain inspectional observations. We have addressed the observations and submitted a response to the FDA on a voluntary basis. We believe all inspectional observations were resolved and we received a copy of the establishment inspection report (EIR) and a cover letter from the FDA in August 2009. We continue to monitor our quality management efforts in order to improve our overall level of compliance. To date, our facilities have not been inspected by any other regulatory authorities. We anticipate that we and certain of our third-party manufacturers and suppliers will be subject to inspections by regulatory authorities in the future. If our facilities or those of our manufacturers or suppliers fail to take satisfactory corrective action in response to an adverse QSR inspection, the FDA could take enforcement action, including any of the following sanctions:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying requests for 510(k) marketing clearance or PMA approvals of new products or modified products;
- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
- refusing to provide CFGs;
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

Our products may in the future be subject to product actions that could harm our reputation, business operations and financial results.

Manufacturers may, on their own initiative, initiate a product action, including a non-reportable market withdrawal or a reportable product recall, for the purpose of correcting a material deficiency, improving device performance, or other reasons. Additionally, the FDA and similar foreign governmental authorities have the authority to require an involuntary recall of commercialized products in the event of material deficiencies or defects in design, or manufacture or labeling. In the case of the FDA, the authority to require a recall must be based on an FDA finding that there is a reasonable probability that the device would cause serious injury or death. In addition, foreign governmental bodies have the authority to require the recall of our products in the event of material deficiencies or defects in design or manufacture. Product actions involving any of our products would divert managerial and financial resources and have an adverse effect on our financial condition and results of operations.

For example, in 2011, we initiated one product action which we then determined was reportable to the FDA pursuant to correction / removal guidelines, related to a voluntary field corrective action concerning a software error discovered during product surveillance. Under certain circumstances, the error value calculated by the RIO system, designed for safety and accuracy of the MAKOplasty procedure, could be incorrect. This incorrect error value could lead to a possible incorrect interpretation of the registration accuracy of the RIO system, which could then result in bone resection that is not consistent with the preoperative surgical plan. We released a software update in February 2011 designed to correct this error. We received a closure notification from the FDA on January 20, 2012. Most recently, in September 2012, we notified the FDA of a correction to the software for our RIO system after identifying a malfunction in the MAKOplasty PKA application that allows the burr tip to exit the haptic boundary with the burr enabled under certain circumstances. As a result, the burr may be unrestricted to the desired haptic region during use, potentially allowing for additional removal of bone or burring divot which may be mediated with bone cement. To date, no injuries have been reported. The FDA has classified this as a Class II recall. We expect the software upgrade to be completed across all units in the United States by March 31, 2013.

Companies are required to maintain certain records of product actions, even if they determine such product actions are not reportable to the FDA. If we determine that certain product actions do not require notification of the FDA, the FDA may disagree with our determinations and require us to report those actions as recalls. A future recall announcement could harm our reputation with customers and negatively affect our sales. In addition, the FDA could take enforcement action, including any of the following sanctions for failing to report the recalls when they were conducted or failing to timely report or initiate a reportable product action:

- untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;
- customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
- operating restrictions or partial suspension or total shutdown of production;
- refusing or delaying our requests for 510(k) marketing clearance or premarket approval application, or PMA, approvals of new products or modified products;
- withdrawing 510(k) marketing clearances or PMA approvals that have already been granted;
- refusing to provide Certificates for Foreign Government, or CFGs;
- refusing to grant export approval for our products; or
- pursuing criminal prosecution.

Any of these sanctions could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers' demands. We may also be required to bear other costs or take other actions that may have a negative impact on our future sales and our ability to generate profits.

If our products, or malfunction of our products, cause or contribute to a death or a serious injury, we will be subject to medical device reporting regulations, which can result in voluntary corrective actions or agency enforcement actions.

Under the FDA Medical Device Reporting, or MDR, regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. In addition, all manufacturers placing medical devices in European Union markets are legally bound to report any serious or potentially serious incidents involving devices they produce or sell to the relevant authority in whose jurisdiction the incident occurred. We have experienced and anticipate in the future to experience events that require reporting to the FDA pursuant to the MDR regulations. Any adverse event involving our products could result in future voluntary corrective actions, such as product actions or customer notifications, or agency action, such as inspection, mandatory recall or other enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, distract management from operating our business, and may harm our reputation and financial results.

In addition, as the frequency of use of the RIO system increases and our business continues to grow, we may experience an increase in the number of MDR reports we file. The decision to file an MDR involves a judgment by us as the manufacturer. We have made decisions that certain types of events are not reportable on an MDR; however, there can be no assurance that the FDA will agree with our decisions. If we fail to report MDRs to the FDA within the required timeframes, or at all, or if the FDA disagrees with any of our determinations regarding the reportability of certain events, the FDA could take enforcement actions against us, which could have an adverse impact on our reputation and financial results.

We may be subject to fines, penalties or injunctions if we are determined to be promoting the use of our products for unapproved or "off-label" uses, resulting in damage to our reputation and business.

Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition of the promotion of a medical device for a use that has not been cleared or approved by FDA. Use of a device outside its cleared or approved indications is known as "off-label" use. We believe that the specific surgical procedures for which our products are marketed fall within the scope of the surgical applications that have been cleared by the FDA. However, physicians may use our products off-label, as the FDA does not restrict or regulate a physician's choice of treatment within the practice of medicine. If the FDA determines that our promotional materials or training constitutes promotion of an off-label use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged and adoption of the products would be impaired. Although our policy is to refrain from statements or actions that could be considered off-label promotion of our products, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. In addition, the off-label use of our products may increase the risk of injury to patients, and, in turn, the risk of product liability claims. Product liability claims are expensive to defend and could divert our management's attention and result in substantial damage awards against us.

We may be subject to fines, penalties, or licensure requirements, or legal liability, if it is determined that our MAKOplasty Sales Specialists are practicing medicine without a license.

State laws prohibit the practice of medicine without a license. Our MAKOplasty Sales Specialists provide pre-operative and intra-operative clinical and technical support to our customers, including assistance setting up the equipment, participation in the pre-operative planning process, and facilitation of the surgeon's use of the RIO system during surgery. We do not believe that our MAKOplasty Sales Specialists are engaged in the practice of medicine, but rather are assisting our customers in the safe and proper usage of our equipment and products. Nevertheless, a governmental authority or individual actor could allege the activities of our MAKOplasty Sales Specialists to constitute the practice of medicine. A state may seek to have us discontinue the services provided by our MAKOplasty Sales Specialists or subject us to fine, penalties or licensure requirements. Any determination that our MAKOplasty Sales Specialists are practicing medicine without a license may result in significant liability to us.

The application of state certificate of need regulations could substantially limit our ability to sell our products and grow our business.

Some states require healthcare providers to obtain a certificate of need or similar regulatory approval prior to the acquisition of high-cost capital equipment such as our RIO system. In some states, the process required of our customers to obtain this certificate is lengthy and could result in a longer sales cycle for our RIO system. Further, in many cases, only a limited number of these certificates are available. As a result, our customers may be unable to obtain a certificate of need for the purchase of our RIO system which could cause our sales to decline.

Federal regulatory reforms may adversely affect our ability to sell our products profitably.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the clearance or approval, manufacture and marketing of a medical device. In addition, FDA regulations and guidance are often revised or reinterpreted by the agency in ways that may significantly affect our business and our products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Without limiting the generality of the foregoing, Congress has enacted, and the President signed into law, the Food and Drug Administration Amendments Act of 2007, or the Amendments. This law requires, among other things, that the FDA propose, and ultimately implement, regulations that will require manufacturers to label medical devices with unique identifiers unless a waiver is received from the FDA. Once implemented, compliance with those regulations may require us to take additional steps in the manufacture of our products and labeling. These steps may require additional resources and could be costly. In addition, the Amendments will require us to, among other things, pay annual establishment registration fees to the FDA for each of our FDA registered facilities and certify to the clinical trial reporting provisions contained in the Amendments.

We may be subject, directly or indirectly, to federal and state healthcare regulations, including fraud and abuse laws, and could face substantial penalties if we are unable to fully comply with such regulations and laws.

While we do not control referrals of healthcare services or bill directly to Medicare, Medicaid or other third-party payors, many healthcare laws and regulations apply to our business. For example, we could be subject to healthcare fraud and abuse and patient privacy regulation and enforcement by both the federal government and the states in which we conduct our business. The healthcare laws and regulations that may affect our ability to operate include:

- the federal healthcare programs' Anti-Kickback Statute, which prohibits, among other things, persons or entities from soliciting, receiving, offering or providing remuneration, directly or indirectly, in return for or to induce either the referral of an individual for, or the purchase order or recommendation of, any item or service for which payment may be made under a federal healthcare program such as the Medicare and Medicaid programs;
- federal false claims laws which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services not provided as claimed, and which may apply to entities like us to the extent that our interactions with customers may affect their billing or coding practices;
- the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which established new federal crimes for knowingly and willfully executing a scheme to defraud any healthcare benefit program or making false statements in connection with the delivery of or payment for healthcare benefits, items or services, as well as leading to regulations imposing certain requirements relating to the privacy, security and transmission of individually identifiable health information;
- the Health Information Technology for Economic and Clinical Health Act, or HITECH, which made HIPAA's privacy and security standards directly applicable to business associates of covered entities; and
- state law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers, and state laws governing the privacy of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Additionally, several bills have been passed or are pending, at both the state and federal levels, that expand the anti-kickback laws to require, among other things, extensive tracking and maintenance of databases regarding relationships to physicians and healthcare providers. The Health Care Reform Legislation and associated regulations impose new reporting and disclosure requirements on device manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals, effective in 2013. The implementation of the infrastructure to comply with these bills and regulations could be costly and any failure to provide the required information may result in civil monetary penalties.

While we do not believe that the provisions of HITECH which make HIPAA's privacy and security standards directly applicable to business associates of covered entities apply to us since we do not believe that we are a business associate, there is no guarantee that the government will agree with our determination that we are not a business associate. If the government determines that we are a business associate, compliance with the provisions of HITECH could be costly, and we could be subject to enforcement measures, including civil and criminal penalties and fines.

The orthopedic medical device industry is, and in recent years has been, under heightened scrutiny as the subject of government investigations and enforcement actions involving manufacturers who allegedly offered unlawful inducements to potential or existing customers in an attempt to procure their business, specifically including arrangements with physician consultants. We have arrangements with surgeons, hospitals and other entities which may be subject to scrutiny. For example, we have consulting agreements with orthopedic surgeons using or considering the use of our present and future RIO system and MAKOplasty implants and disposable products, for assistance in product development, and professional training and education, among other things. Our policies prohibit the payment to surgeons and other healthcare professionals for consulting services in the form of stock options or other equity interests in our company. We may, however, make payment for some of these consulting services in the form of royalties or milestone payments rather than per hour or per diem amounts that would require verification of time worked. In addition, we sometimes allow hospitals a period of evaluation of our products at no charge.

If our operations are found to be in violation of any of the laws described above or any other governmental regulations that apply to us, including the FCPA, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from the Medicare and Medicaid programs and the curtailment or restructuring of our operations. Any penalties, damages, fines, exclusions, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. The risk of our being found in violation of these laws is increased by the fact that many of these laws are broad and their provisions are open to a variety of interpretations. Any action against us for violation of these laws, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. If the surgeons or other providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have a negative impact on our business.

New regulations related to conflict minerals could adversely impact our business.

The Dodd-Frank Wall Street Reform and Consumer Protection Act contains provisions to improve transparency and accountability concerning the supply of certain minerals, known as conflict minerals, originating from the Democratic Republic of Congo (DRC) and adjoining countries. As a result, in August 2012 the SEC adopted annual disclosure and reporting requirements for those companies who use conflict minerals mined from the DRC and adjoining countries in their products. These new requirements will require due diligence efforts in 2013, with initial disclosure requirements beginning in May 2014. There will be costs associated with complying with these disclosure requirements, including for diligence to determine the sources of conflict minerals used in our products and other potential changes to products, processes or sources of supply as a consequence of such verification activities. The implementation of these rules could adversely affect the sourcing, supply and pricing of materials used in our products. As there may be only a limited number of suppliers offering "conflict free" conflict minerals, we cannot be sure that we will be able to obtain necessary conflict minerals from such suppliers in sufficient quantities or at competitive prices. Also, we may face reputational challenges if we determine that certain of our products contain minerals not determined to be conflict free or if we are unable to sufficiently verify the origins for all conflict minerals used in our products through the procedures we may implement.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We lease approximately 68,000 square feet of office and warehouse space in Fort Lauderdale, Florida, which is used as our headquarters and for the assembly of our products. Our lease expires on March 31, 2021. Thereafter, we have the right to renew our lease for two five-year terms upon prior written notice and the fulfillment of certain conditions. In the second quarter of 2012, we entered into a seven-year lease for approximately 15,000 additional square feet of office space, located close to our headquarters and the Fort Lauderdale-Hollywood International Airport, which is being used as a training facility. We have the right to renew the lease for our training facility for an additional period of three or five years, at our option, as well as the right to terminate the lease after sixty-five months. We believe that our current facilities will be adequate to meet our needs through at least 2016, but additional space may be required in the future to accommodate our anticipated growth.

ITEM 3. LEGAL PROCEEDINGS

In May 2012, two shareholder complaints were filed in the U.S. District Court for the Southern District of Florida against the Company and certain of its officers and directors as purported class actions on behalf of all purchasers of the Company's common stock between January 9, 2012 and May 7, 2012. The cases were filed under the captions *James H. Harrison, Jr. v. MAKO Surgical Corp. et al.,* No. 12-cv-60875 and *Brian Parker v. MAKO Surgical Corp. et al.,* No. 12-cv-60954. The court consolidated the *Harrison* and *Parker* complaints under the caption *In re MAKO Surgical Corp. Securities Litigation*, No. 12-60875-CIV-Cohn/Seltzer, and appointed Oklahoma Firefighters Pension and Retirement System and Baltimore County Employees' Retirement System to serve as co-lead plaintiffs. In September 2012, the co-lead plaintiffs filed an amended complaint that expanded the proposed class period through July 9, 2012. The amended complaint alleges the Company, its Chief Executive Officer, President and Chairman, Maurice R. Ferré, M.D., and its Chief Financial Officer, Fritz L. LaPorte, violated federal securities laws by making misrepresentations and omissions during the proposed class period about the Company's financial guidance for 2012 that artificially inflated the Company's stock price. The amended complaint seeks an unspecified amount of compensatory damages, interest, attorneys' and expert fees, and costs. In October 2012, the Company, Dr. Ferré, and Mr. LaPorte filed a motion to dismiss the amended complaint in its entirety. The court has not ruled on that motion.

Additionally, in June and July 2012, four shareholder derivative complaints were filed against the Company, as nominal defendant, and its board of directors, as well as Dr. Ferré and, in two cases, Mr. LaPorte. Those complaints allege that the Company's directors and certain officers violated their fiduciary duties, wasted corporate assets and were unjustly enriched by allowing the Company to make misrepresentations or omissions that exposed the Company to the Harrison and Parker class actions and damaged the Company's goodwill.

Two of the derivative actions were filed in the Seventeenth Judicial Circuit in and for Broward County, Florida and have been consolidated under the caption *In re MAKO Surgical Corporation Shareholder Derivative Litigation*, No. 12-cv-16221. By order dated July 3, 2012, the court stayed *In re MAKO Surgical Corporation Shareholder Derivative Litigation* pending a ruling on the motion to dismiss filed in the *In re MAKO Surgical Corp. Securities Litigation* class action.

The two other actions were filed in the U.S. District Court for the Southern District of Florida under the captions *Todd Deehl v. Ferré et al.*, No. 12-cv-61238 and *Robert Bardagy v. Ferré et al.*, No. 12-cv-61380. On August 29, 2012, the court consolidated these two federal cases under the caption *In re MAKO Surgical Corp. Derivative Litig.* Case No. 12-61238-CIV-COHN-SELTZER and approved the filing of a consolidated complaint. The consolidated complaint alleges that MAKO's directors and two of its officers breached fiduciary duties, wasted corporate assets and were unjustly enriched by issuing, or allowing the issuance of, annual sales guidance for 2012 that they allegedly knew lacked any reasonable basis. The consolidated complaint seeks an unspecified amount of damages, attorneys' and expert fees, costs and corporate reforms to allegedly improve MAKO's corporate governance and internal procedures. On October 31, 2012, MAKO and the individual defendants each filed motions to dismiss the consolidated complaint. The court has not ruled on those motions.

Also on October 31, 2012, the Company's board of directors appointed a demand review committee, consisting of two independent directors, to review, investigate, and prepare a report and recommendation to the full board regarding the claims raised in the federal derivative action, *In re MAKO Surgical Corp. Derivative Litig.*, and a demand made on the board by two Company shareholders, Amy and Charles Miller, challenging the Company's sales projections for 2012 and statements about its future financial outlook and demanding that the board of directions file suit on behalf of the Company. Additionally, on November 19, 2012, upon recommendation of the demand review committee, the Company and the individual defendants filed a joint motion to stay the federal derivative action pending the completion of the demand review committee's investigation. The court has not ruled on the motion to stay. The demand review committee has not yet completed its review, investigation and report.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock began trading on The NASDAQ Global Market under the symbol "MAKO" on February 14, 2008. Prior to that date, there was no identifiable public market for our common stock.

The following table sets forth the range of the high and low intraday prices for the period of January 1, 2011 through December 31, 2012 as reported by The NASDAQ Global Select Market.

	2012		2011	
	High	Low	High	Low
First Quarter	$ 45.15	$ 26.34	$ 24.47	$ 14.04
Second Quarter	$ 43.51	$ 20.90	$ 35.90	$ 23.37
Third Quarter	$ 26.94	$ 11.99	$ 41.80	$ 21.40
Fourth Quarter	$ 18.32	$ 12.02	$ 43.00	$ 24.40

Our stock transfer records indicated that as of February 21, 2013, there were approximately 43 holders of record of our common stock.

Dividend Policy

We have never declared dividends or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to dividend policy will be made at the discretion of our board of directors.

Equity Compensation Plan Information

The following table summarizes our equity compensation plans as of December 31, 2012.

Plan Category	(a) Number of Shares of Our Common Stock to be Issued Upon Exercise of Outstanding Options	(b) Weighted-Average Exercise Price of Outstanding Options	(c) Number of Shares of Our Common Stock Remaining Available for Future Issuance Under Equity Compensation Plans (Exceeding Securities Reflected in Col (a))
Equity compensation plans approved by our security holders	5,450,000(1)	$ 16.65	1,175,000(2)
Equity compensation plans not approved by our security holders	11,000(3)	12.10	0
TOTAL	5,461,000(1)	$ 16.64	1,175,000(2)

(1) This number includes shares of our common stock to be issued upon exercise of outstanding options under our 2004 Stock Incentive Plan and our 2008 Omnibus Incentive Plan. No further awards will be made under the 2004 Stock Incentive Plan.

(2) This number includes 291,000 shares available for future issuance under our 2008 Employee Stock Purchase Plan. The 2008 Omnibus Incentive Plan contains an evergreen provision whereby the authorized shares increase on January 1 of each year in an amount equal to the least of (i) 2,500,000 shares, (ii) 4% of the total number of shares of the Company's common stock outstanding on December 31 of the preceding year, and (iii) a number of shares determined by the Company's board of directors that is less than (i) and (ii).

(3) This number includes shares of our common stock to be issued upon the exercise of outstanding non-qualified stock options issued as partial consideration for the provision of certain consulting services.

Unregistered Sales of Equity Securities

Not applicable.

Uses of Proceeds from Sale of Registered Securities

Not applicable.

Issuer Purchases of Equity Securities

The following table summarizes the repurchases of the Company's common stock during the three month period ended December 31, 2012:

Period	Total Number of Shares Purchased(1)	Average Price Paid per Share(1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs
October 1 to 31, 2012	—	$ —	—	$ —
November 1 to 30, 2012	2,278	13.95	—	—
December 1 to 31, 2012	—	—	—	—
	2,278	$ 13.95	—	$ —

(1) Represents the surrender of shares of common stock of the Company to satisfy the tax withholding obligations associated with the vesting of restricted stock.

Performance Graph[1]

The following graph shows a comparison of cumulative total return for our common stock, the NASDAQ Composite Index, and the NASDAQ Medical Equipment Index. Such returns are based on historical results and are not intended to suggest future performance. The graph assumes $100 was invested in our common stock and in each of the indexes on February 14, 2008, the date our common stock commenced trading on The NASDAQ Global Market.

Data for the NASDAQ Composite Index and the NASDAQ Medical Equipment Index assume reinvestment of dividends. The Company has never paid dividends on its common stock and has no present plans to do so.

The stockholder return shown on the graph below is not necessarily indicative of future performance, and we do not make or endorse any predictions as to future stockholder returns.

COMPARISON OF 58-MONTH CUMULATIVE TOTAL RETURN
Among
MAKO Surgical Corp.
The NASDAQ Composite Index
and
The NASDAQ Medical Equipment Index



$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$-
DOLLARS
NASDAQ Composite
MAKO Surgical Corp.
NASDAQ Medical Equipment
Feb-08
Mar-08
Jun-08
Sep-08
Dec-08
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12
Jun-12
Sep-12
Dec-12

	2/14/2008	3/31/2008	6/30/2008	9/30/2008	12/31/2008	3/31/2009	6/30/2009	9/30/2009	12/31/2009	3/31/2010	6/30/2010
MAKO Surgical Corp.	$100.00	$97.93	$79.74	$78.98	$72.77	$84.10	$98.26	$95.42	$120.92	$146.84	$135.62
NASDAQ Composite	$100.00	$97.71	$98.30	$89.27	$67.61	$65.53	$78.67	$90.99	$97.28	$102.80	$90.43
NASDAQ Medical Equipment	$100.00	$93.88	$90.03	$87.10	$59.87	$52.40	$68.08	$83.64	$87.31	$97.28	$89.60

	9/30/2010	12/31/2010	3/31/2011	6/30/2011	9/30/2011	12/31/2011	3/31/2012	6/30/2012	9/30/2012	12/31/2012
MAKO Surgical Corp.	$104.36	$165.80	$262.75	$323.86	$372.77	$274.62	$459.15	$278.98	$189.65	$139.98
NASDAQ Composite	$101.55	$113.73	$119.23	$118.91	$103.55	$111.69	$132.54	$125.83	$133.60	$129.45
NASDAQ Medical Equipment	$90.78	$93.11	$105.89	$111.57	$94.48	$106.97	$124.69	$123.25	$122.86	$119.09

1 This section is not "soliciting material," is not deemed "filed" with the SEC and is not to be incorporated by reference into any of our filings of under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth certain financial data with respect to our business. The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and the financial statements and related notes thereto in Item 8.

(in thousands, except per share data)	Years Ended December 31,				
	2012	2011	2010	2009	2008
Statements of Operations Data					
Revenue	$ 102,719	$ 84,507	$ 44,296	$ 34,208	$ 2,944
Cost of revenue	33,800	26,883	18,173	21,454	3,312
Gross profit (loss)	68,919	57,624	26,123	12,754	(368)
Loss from operations	(35,517)	(36,283)	(38,936)	(34,396)	(37,960)
Net loss	$ (32,551)	$ (36,143)	$ (38,687)	$ (34,023)	$ (37,082)
Net loss attributable to common stockholders	$ (32,551)	$ (36,143)	$ (38,687)	$ (34,023)	$ (37,647)
Net loss per share - Basic and diluted attributable to common stockholders (1)	$ (0.76)	$ (0.89)	$ (1.13)	$ (1.22)	$ (2.20)
Weighted average common shares outstanding - Basic and diluted (2)	42,658	40,752	34,349	27,806	17,096

(in thousands)	As of December 31,				
	2012	2011	2010	2009	2008
Balance Sheet Data:					
Cash and cash equivalents	$ 61,367	$ 13,438	$ 27,108	$ 17,159	$ 62,547
Short-term investments	11,899	36,354	46,401	44,686	1,077
Long-term investments	—	8,902	23,283	9,368	—
Total assets	166,902	127,771	137,079	99,103	86,533
Accumulated deficit	(221,576)	(189,025)	(152,882)	(114,195)	(80,172)
Total stockholders' equity	140,837	100,438	121,771	90,794	66,514

(1) The basic and diluted net loss per share computation excludes potential common shares upon exercise of options and warrants to purchase common stock and unvested restricted stock as their effect would be anti-dilutive. See Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, for a detailed explanation of the determination of shares used in computing basic and diluted loss per share.

(2) Weighted average common shares outstanding and per share amounts have been retroactively adjusted to give effect to a one-for-3.03 reverse stock split of our common stock effected on February 8, 2008.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are an emerging medical device company that markets our RIO Robotic-Arm Interactive Orthopedic system, joint specific applications for the knee and hip, and proprietary RESTORIS implants for orthopedic procedures. We offer MAKOplasty, an innovative, restorative surgical solution that enables orthopedic surgeons to consistently, reproducibly and precisely treat patient specific osteoarthritic disease. Our common stock trades on The NASDAQ Global Select Market under the ticker symbol "MAKO."

We have incurred net losses in each year since our inception and, as of December 31, 2012, we had an accumulated deficit of $221.6 million. We expect to continue to incur significant operating losses as we increase our sales and marketing activities and otherwise continue to invest capital in the development and expansion of our products and our business generally. We expect that our selling, general and administrative expenses will continue to increase to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty and to support our continued growth in operations. We also expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

Recent business events and key milestones in the development of our business include the following:

- During the year ended December 31, 2012, we sold 45 RIO systems, comprised of 41 domestic commercial sales, three international commercial sales and one international demonstration sale, and seventeen MAKOplasty THA applications to existing RIO customers. We deferred recognition of two international commercial sales and one international demonstration sale as all revenue recognition criteria consistent with the Company's revenue recognition policy had not been satisfied as of December 31, 2012. As of December 31, 2012, our worldwide commercial installed base was 156 systems, a 38% growth over the 113 systems as of December 31, 2011, and our domestic commercial installed base was 151 systems. Of the installed base of 156 systems, 96 systems, or 62% of our worldwide commercial installed base, have the MAKOplasty THA application.
- A total of 10,204 MAKOplasty procedures were performed worldwide during the year ended December 31, 2012, representing a 47% increase over the same period in 2011.
- In October 2012, we commercially launched our RESTORIS PST Cup and Tapered Femoral Stem implant system for use with our MAKOplasty THA application.
- In November 2012, we completed a public offering of our common stock, issuing 3,498,300 shares at a price per share of $13.15, resulting in net proceeds of approximately $42.9 million, after underwriting commissions and expenses.

We believe that the keys to continuing to grow our business are expanding the acceptance and application of MAKOplasty for partial knee resurfacing procedures, gaining market acceptance for our MAKOplasty THA application and associated implant systems and introducing other potential future applications. To successfully commercialize our products and continue to grow our business, we must gain broad market acceptance for MAKOplasty procedures.

Factors That May Influence Future Results of Operations

The following is a description of factors that may influence our future results of operations, including significant trends and challenges that we believe are important to an understanding of our business and results of operations.

Revenue

Revenue is generated from: (1) Sales of RIO systems and applications (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of maintenance services. Future revenue from sales of our products is difficult to predict and we expect that it will only modestly reduce our continuing losses resulting from selling, general and administrative expenses, research and development expenses and other activities for approximately the next two years. Our future revenue may also be adversely affected by the current general economic conditions and the resulting tightening of the credit markets, which may cause purchasing decisions to be delayed or cause our customers to experience difficulties in securing adequate funding to buy our products.

The generation of recurring revenue through sales of our implants, disposable products and maintenance contracts is an important part of the MAKOplasty business model. We anticipate that recurring revenue will constitute an increasing percentage of our total revenue as we leverage each new installation of our RIO system to generate recurring sales of implants and disposable products and as we expand our RIO applications and implant product offerings, including our MAKOplasty THA application.

During the fourth quarter of 2010, we determined that we had incorrectly recognized revenue and expenses associated with the initial one-year service obligation for maintenance included in all previous RIO system sales. Accordingly, in the fourth quarter of 2010, we recorded an adjustment to decrease revenue by $1.2 million, to reverse the accrual for our maintenance obligation by $552,000 and to increase net loss by $644,000, or $(0.02) per basic and diluted share. The adjustment arose over the quarters throughout 2009 and 2010 and did not materially affect our trend in earnings. As the adjustment was related to the correction of an error, we performed the analysis required by Staff Accounting Bulletin 99, *Materiality*, and Staff Accounting Bulletin 108, *Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements*. Based on this analysis, we concluded that the effect of the error was not material to the quarters and years in the two year period ended December 31, 2010 from both a quantitative and qualitative perspective.

Cost of Revenue

Cost of revenue primarily consists of the direct costs associated with the manufacture of RIO systems, implants and disposable products for which revenue has been recognized in accordance with our revenue recognition policy. Costs associated with providing maintenance services are expensed as incurred. Cost of revenue also includes the allocation of manufacturing overhead costs, freight, royalties related to the sale of products covered by licensing arrangements and valuation adjustments for obsolete, impaired or excess inventory.

Selling, General and Administrative Expenses

Our selling, general and administrative expenses consist primarily of expenses relating to compensation, including the direct salary and benefit cost for sales, marketing, training, clinical research, operations, regulatory, quality, finance, legal, executive, and administrative personnel, including stock-based compensation. Other significant expenses include costs associated with sales and marketing activities, marketing and advertising materials, training, insurance, professional fees for legal and accounting services, consulting fees, travel expenses, facility and related operating costs, and recruiting and other human resources expenses. Our selling, general and administrative expenses are expected to continue to increase due to the planned increase in the number of employees and activities necessary to support the sales and marketing efforts associated with the growing commercialization of MAKOplasty and an increased number of employees and activities necessary to support our continued growth in operations. In addition, we expect to incur additional costs associated with securing, protecting and defending our intellectual property rights as necessary and advisable to support our current and future product offerings. Beginning in 2013, each medical device manufacturer must pay an excise tax (or sales tax) in an amount equal to 2.3% of the price for which such manufacturer sells its medical devices. We believe that this excise tax applies to our products.

We reclassified depreciation expense for certain property and equipment from selling, general and administrative expense to depreciation and amortization expense in the prior periods' statement of operations to conform to the current period's presentation as discussed in Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements. This change in presentation only affects the components of operating costs and expenses and does not affect total operating costs and expenses, revenue, cost of revenue, net loss or cash flows.

Research and Development Expenses

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary and benefit costs for research and development employees including stock-based compensation, cost for materials used in research and development activities and costs for outside services. We expect our research and development expenses to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

Critical Accounting Policies and Significant Judgments and Estimates

Our management's discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements as well as the reported expenses during the reporting periods. The accounting estimates that require our most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory valuation, valuation allowance for deferred income tax assets, impairment of long-lived assets and the determination of stock-based compensation. We evaluate our estimates and judgments on an ongoing basis. Actual results may differ significantly from these estimates under different assumptions or conditions.

While our significant accounting policies are more fully described in Item 8, Financial Statements and Supplementary Data, Note 2 to the Financial Statements, we believe that the following accounting policies and estimates are most critical to a full understanding and evaluation of our reported financial results.

Revenue Recognition

Revenue is generated: from (1) unit sales of our RIO system, including associated applications, instrumentation, installation services and training; (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of maintenance services. We recognize revenue in accordance with Accounting Standards Codification, or ASC, 605-10, *Revenue Recognition*, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, we use either a signed agreement or a binding purchase order as evidence of an arrangement.

Our multiple-element arrangements are generally comprised of the following elements that qualify as separate units of accounting: (1) sales of RIO systems and applications; (2) sales of implants and disposable products; and (3) sales of maintenance services. Our revenue recognition policies generally result in revenue recognition at the following points:

1. RIO system sales: Revenues related to RIO system sales are recognized upon installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the RIO system installation, and customer acceptance, if required. Applications sold separately to existing customers are recognized on the same basis as RIO system sales (e.g., upon installation of the application, training of at least one surgeon and customer acceptance, if required).

2. Procedure revenue: Revenues from the sale of implants and disposable products utilized in MAKOplasty procedures are recognized at the time of sale (i.e., at the time of the related surgical procedure).

3. Service revenue: Revenues from maintenance services are deferred and recognized ratably over the service period until no further obligation exists. Maintenance services include preventative maintenance and repair on the RIO system hardware, when-and-if-available software and hardware reliability upgrades, or bug fixes, and telephone troubleshooting support.

Sales of our RIO system generally include a one-year service obligation for maintenance, or the Service Obligation. Upon recognition of a RIO system's revenue in accordance with our revenue recognition policies, we defer a portion of the RIO system consideration attributable to the Service Obligation and recognize it on a straight-line basis over the service period as a component of revenue – service in the statement of operations. Costs associated with providing maintenance services are expensed to cost of revenue – service as incurred.

A portion of our end-user customers acquire the RIO system through a leasing arrangement with qualified third-party leasing companies. In these instances, we sell the RIO system to the third-party leasing company, and the end-user customer enters into an independent leasing arrangement with the third-party leasing company. We recognize RIO system revenue for a RIO system sale to a third-party leasing company on the same basis as a RIO system sale directly to an end-user customer. We sell implants and disposable products utilized in MAKOplasty procedures directly to end-user customers under a separate agreement.

We assess whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If collection of the sales price is not deemed probable, the revenue is deferred and recognized at the time collection becomes probable, which is usually upon the receipt of cash.

Our domestic sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. Our domestic sales contracts generally do not provide the customer with a customer acceptance period. If such a right is provided, all related revenues would be deferred until the customer has unconditionally accepted the RIO system.

Sales contracts for implants and disposable products to independent international distributors generally provide for a right of return. Accordingly, no revenue is recognized for these sales until the right of return expires or is waived. Sales contracts for our RIO system to international distributors generally do not provide the distributor with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. A one-year warranty is provided for RIO system sales to international distributors. The warranty is limited to replacing parts within the warranty period and does not provide for maintenance services. We accrue for the estimated costs of providing the one-year warranty for RIO system sales to international distributors upon installation as a component of cost of revenue - systems in the statements of operations.

The RIO system includes software that is essential to the functionality of the product. Since the RIO system's software and non-software components function together to deliver the RIO system's essential functionality, they are considered one deliverable that is excluded from the software revenue recognition guidance.

We allocate arrangement consideration to the RIO systems and associated instrumentation, our implants and disposable products and our maintenance services based upon the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence ("VSOE"), of fair value of the respective elements, third-party evidence of selling price, or best estimate of selling price ("ESP").

We allocate arrangement consideration using ESP for our RIO system, ESP for our implants and disposables and VSOE of fair value for our maintenance services. VSOE of fair value is based on the price charged when the element is sold separately. ESP is established by determining the price at which we would transact a sale if the product was sold on a stand-alone basis. We determine ESP for our products by considering multiple factors including, but not limited to, geographies, type of customer, and market conditions. We regularly review ESP and maintain internal controls over the establishment and updates of these estimates.

Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period as the related sales are recorded.

Allowance for Doubtful Accounts

We regularly review customer balances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. We provide an allowance for doubtful accounts when collections become doubtful but have not experienced any significant credit losses to date in the accompanying financial statements included in Item 8, Financial Statements and Supplementary Data, of this report.

Inventory Valuation

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials, direct labor and manufacturing overhead. We review our inventory periodically to determine net realizable value and consider product upgrades in its periodic review of realizability. We adjust our inventory reserve, if required, based on forecasted demand, technological obsolescence and new product introductions to support the growing commercialization of MAKOplasty. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Valuation Allowance for Deferred Income Tax Assets

Deferred income taxes are determined based on the differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred income tax assets to the amounts expected to be realized. A full valuation allowance has been recorded in the accompanying financial statements relating to all our net deferred tax assets.

Impairment of Long-Lived Assets

We evaluate our long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimated discounted future cash flows.

Determination of Stock-Based Compensation

We recognize compensation expense for our stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all share-based payments including stock options. ASC 718 requires companies to estimate the fair value of share-based payment awards on the date of grant using an option-pricing model.

We account for stock-based compensation arrangements with non-employees in accordance with the ASC 505-50, *Equity-Based Payments to Non-Employees*. We record the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

We selected the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using an option-pricing model will be affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates, forfeitures and expected dividends.

During the year ended December 31, 2012, we recognized $13.1 million of stock-based compensation expense including stock option grants, restricted stock grants, and compensation expense relating to shares issued under our employee share purchase plan, leaving $22.2 million to be recognized in future periods. Total unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 2.6 years as of December 31, 2012.

Results of Operations for the Fiscal Years Ended December 31, 2012, 2011, and 2010

(in thousands)	Years Ended December 31, 2012	2011	Change	% of Change	2011	2010	Change	% of Change
Revenue:								
Procedures	$ 50,920	$ 34,638	$16,282	47%	$ 34,638	$ 17,620	$17,018	97%
Systems	41,219	43,927	(2,708)	(6%)	43,927	24,928	18,999	76%
Service	10,580	5,942	4,638	78%	5,942	1,748	4,194	240%
Total revenue	102,719	84,507	18,212	22%	84,507	44,296	40,211	91%
Cost of revenue:								
Procedures	16,845	8,793	8,052	92%	8,793	5,960	2,833	48%
Systems	15,289	16,695	(1,406)	(8%)	16,695	11,171	5,524	49%
Service	1,666	1,395	271	19%	1,395	1,042	353	34%
Total cost of revenue	33,800	26,883	6,917	26%	26,883	18,173	8,710	48%
Gross profit	68,919	57,624	11,295	20%	57,624	26,123	31,501	121%
Operating costs and expenses:								
Selling, general and administrative (exclusive of depreciation and amortization)	76,992	67,965	9,027	13%	67,965	46,577	21,388	46%
Research and development (exclusive of depreciation and amortization)	20,256	20,592	(336)	(2%)	20,592	14,975	5,617	38%
Depreciation and amortization	7,188	5,350	1,838	34%	5,350	3,507	1,843	53%
Total operating costs and expenses	104,436	93,907	10,529	11%	93,907	65,059	28,848	44%
Loss from operations	(35,517)	(36,283)	766	(2%)	(36,283)	(38,936)	2,653	(7%)
Other income (expense), net	3,051	245	2,806	1,145%	245	317	(72)	(23%)
Loss before income taxes	(32,466)	(36,038)	3,572	(10%)	(36,038)	(38,619)	2,581	(7%)
Income tax expense	85	105	(20)	(19%)	105	68	37	54%
Net loss	$ (32,551)	$(36,143)	$ 3,592	(10%)	$(36,143)	$(38,687)	$ 2,544	(7%)

Revenue

Revenue was $102.7 million for the year ended December 31, 2012, compared to $84.5 million for the year ended December 31, 2011. The increase in revenue of $18.2 million, or 22%, was primarily due to a $16.3 million, or 47%, increase in procedure revenue and a $4.6 million, or 78%, increase in service revenue, which was partially offset by a $2.7 million, or 6%, decrease in RIO system revenue.

The $16.3 million increase in procedure revenue was attributable to an increase of 47% in the number of MAKOplasty procedures performed during the year ended December 31, 2012 to 10,204 as compared to 6,932 during the year ended December 31, 2012. The increase in MAKOplasty procedures performed was primarily due to the continued adoption of MAKOplasty, driven by the growth of our commercial installed base of RIO systems and relatively consistent average monthly utilization per commercial system and relatively consistent average selling price per procedure.

The $2.7 million decrease in RIO system revenue was attributable to the recognition of $41.2 million of revenue from 42 unit sales of our RIO system, including 41 domestic commercial sales and one international commercial sale, of which thirty included MAKOplasty THA applications, and seventeen MAKOplasty THA application sales to existing customers during the year ended December 31, 2012, as compared to the recognition of $43.9 million of revenue from 48 unit sales of our RIO system during the year ended December 31, 2011, including 44 domestic commercial sales, two international commercial sales and two international demonstration system sales, and 49 MAKOplasty THA application sales during the year ended December 31, 2011. RIO system revenue for the year ended December 31, 2012 was reduced by $5.0 million for the deferral of system revenue primarily related to our Service Obligation for maintenance, as compared to the deferral of $4.0 million during the year ended December 31, 2011. Revenues deferred for the Service Obligation will be recognized in service revenue over the period maintenance services are performed, which is generally twelve months. In addition to the 42 commercial unit sales of our RIO system recognized in 2012, we had two international commercial unit sales for which we deferred revenue recognition as all revenue recognition criteria consistent with the Company's revenue recognition policy had not been satisfied as of December 31, 2012. We also deferred revenue recognition for one international demonstration unit sale of our RIO system during the year ended December 31, 2012, due to a contingent obligation to reimburse the distributor for the costs it incurs in the regulatory process should the agreement be terminated prior to the distributor obtaining regulatory approval.

The $4.6 million increase in service revenue was attributable to an increase in customer sites under maintenance contracts as our installed base of RIO systems increases.

We expect our revenue to continue to increase in future periods as the number of MAKOplasty procedures performed increases and the installed base of RIO systems covered under maintenance contracts increases.

Revenue was $84.5 million for the year ended December 31, 2011, compared to $44.3 million for the year ended December 31, 2010. The increase in revenue of $40.2 million, or 91%, was primarily due to a $17.0 million, or 97%, increase in procedure revenue, a $19.0 million, or 76%, increase in RIO system revenue and a $4.2 million, or 240%, increase in service revenue.

The $17.0 million increase in procedure revenue was attributable to an increase of 99% in the number of MAKOplasty procedures performed during the year ended December 31, 2011 to 6,932 as compared to 3,485 during the year ended December 31, 2010. The increase in MAKOplasty procedures performed was primarily due to the continued adoption of MAKOplasty, driven by the growth of our commercial installed base of RIO systems and relatively consistent average monthly utilization per commercial system and relatively consistent average selling price per procedure.

The $19.0 million increase in RIO system revenue was attributable to the recognition of $43.9 million of revenue from 48 unit sales of our RIO system, including 44 domestic commercial sales, two international commercial sales and two international demonstration system sales, and 49 MAKOplasty THA application sales during the year ended December 31, 2011, as compared to the recognition of $24.9 million of revenue from 33 unit sales of our RIO system, including 31 domestic commercial sales and two international demonstration system sales, during the year ended December 31, 2010. RIO system revenue for the year ended December 31, 2011 was reduced by $4.0 million for the deferral of system revenue primarily related to our Service Obligation for maintenance, as compared to the deferral of $2.2 million during the year ended December 31, 2010. Revenues deferred for the Service Obligation will be recognized in service revenue over the period maintenance services are performed, which is generally twelve months.

The $4.2 million increase in service revenue was attributable to an increase in customer sites under maintenance contracts as our installed base of RIO systems increases.

Cost of Revenue and Gross Profit

Cost of revenue was $33.8 million for the year ended December 31, 2012, compared to $26.9 million for the year ended December 31, 2011. The increase in cost of revenue of $6.9 million, or 26%, was primarily due to an increase in MAKOplasty procedures performed, a $4.5 million inventory valuation adjustment primarily for excess hip implant inventory as discussed below, and an increase in service cost of revenue, which was attributable to an increase in the installed base of RIO systems covered under maintenance contracts during the year ended December 31, 2012 as compared to the year ended December 31, 2011. We expect our cost of revenue to continue to increase in future periods as the number of MAKOplasty procedures performed increases and the installed base of RIO systems covered under maintenance contracts increases.

During the year ended December 31, 2012, we increased our inventory reserve by $4.5 million, or $(0.11) per basic and diluted share, primarily for excess hip implant inventory. The hip implant inventory consisted primarily of RESTORIS Metafix femoral stems (an off-the-shelf hip implant system) and was reserved primarily due to (1) a higher than anticipated volume of cup only THA procedures performed since the commercial launch of our MAKOplasty THA application in September 2011, or the Initial Hip Launch, and (2) based on the limited certainty at the time of the Initial Hip Launch with respect to the timing of commercialization of future hip implant systems we sought to ensure we had an adequate supply of hip implant inventory available. We anticipate the volume of cup only THA procedures relative to all THA procedures will decline in the future following the commercialization in October 2012 of our MAKO-branded RESTORIS PST Cup and Tapered Femoral Stem implant system supplied by Pipeline Orthopedics. Of the $4.5 million inventory valuation adjustment in 2012, $4.3 million was charged to cost of revenue – procedures in the statement of operations and $155,000 was charged to cost of revenue – systems in the statement of operations.

Gross profit for the year ended December 31, 2012 was $68.9 million compared to a gross profit of $57.6 million for the year ended December 31, 2011. Total gross margin for the year ended December 31, 2012 was 67%, including a 67% margin on procedure revenue, a 63% margin on RIO system revenue and a 84% margin on service revenue compared to a gross margin of 68% for the year ended December 31, 2011, including a 75% margin on procedure revenue, a 62% margin on RIO system revenue and a 77% margin on service revenue. The decrease in margin on procedure revenue was primarily attributable to the $4.3 million inventory valuation adjustment primarily for excess hip implant inventory as discussed above, an increase in Total Hip Arthroplasty procedures, which have a lower margin than Partial Knee Arthroplasty procedures, and an increase in international procedures, which have a lower margin than domestic procedures. Excluding the $4.3 million inventory valuation adjustment, the margin on procedures would have been 75% for the year ended December 31, 2012. The margin on RIO system revenue for the year ended December 31, 2012 was consistent with the margin on RIO system revenue for the year ended December 31, 2011. The increase in margin on service revenue was primarily attributable to a reduction in the frequency of planned preventative maintenance visits as our RIO platform has matured and to a reduction in per visit service costs.

Cost of revenue was $26.9 million for the year ended December 31, 2011, compared to $18.2 million for the year ended December 31, 2010. The increase in cost of revenue of $8.7 million, or 48%, was primarily due to an increase in MAKOplasty procedures performed and the recognition of the cost of revenue from 48 unit sales of our RIO system and 49 MAKOplasty THA application sales during the year ended December 31, 2011 as compared to the recognition of the cost of revenue from 33 unit sales of our RIO system during the year ended December 31, 2010. This was partially offset by lower per system material costs and lower per procedure material costs for the year ended December 31, 2011, compared to the year ended December 31, 2010. Cost of revenue for the year ended December 31, 2010 was also impacted by a write-off of approximately $1.4 million of excess RESTORIS unicompartmental knee implant system implants, or RESTORIS Classic, necessitated by the rapid adoption of the RESTORIS MCK multicompartmental implant system, or RESTORIS MCK.

Gross profit for the year ended December 31, 2011 was $57.6 million compared to a gross profit of $26.1 million for the year ended December 31, 2010. Total gross margin for the year ended December 31, 2011 was 68%, including a 75% margin on procedure revenue, a 62% margin on RIO system revenue and a 77% margin on service revenue compared to a gross margin of 59% for the year ended December 31, 2010, including a 66% margin on procedure revenue, a 55% margin on RIO system revenue and a 40% margin on service revenue. The increase in margin on procedure revenue was primarily attributable to lower material costs per procedure and a write-off of approximately $1.4 million of excess RESTORIS Classic implants in 2010. The increase in margin on RIO system revenue was primarily attributable to lower material costs per system. The increase in margin on service revenue was primarily attributable to the change in recognition of the Service Obligation for RIO system sales to service revenue beginning in the fourth quarter of 2010 and to a reduction in per site service costs in 2011. See further discussion of the one-year service obligation for maintenance for RIO system sales in "Factors That May Influence Future Results of Operations" above.

Selling, General and Administrative

Selling, general and administrative expense was $77.0 million for the year ended December 31, 2012, compared to $68.0 million for the year ended December 31, 2011. The increase of $9.0 million, or 13%, was primarily due to an increase in sales, marketing and operations costs associated with the commercialization of our products and an increase in general and administrative costs to support our continued growth. Our total number of employees increased from 401 as of December 31, 2011 to 439 as of December 31, 2012. Of the 38 employee increase, 18 were in sales and marketing. Selling, general and administrative expense for the year ended December 31, 2012 included $10.9 million of stock-based compensation expense compared to $8.3 million for the year ended December 31, 2011. The increase in stock-based compensation expense was primarily due to additional option grants made in 2012 combined with an increase in the price of our common stock at the time of the respective grants and to $1.1 million of stock-based compensation recognized for the accelerated vesting of options occurring upon the resignation of our Senior Vice President of Sales and Marketing on July 17, 2012. We have historically issued annual stock option grants to our employees during the first quarter of the year. We expect our selling, general and administrative expenses to continue to increase due to our planned increase in the number of activities and employees necessary to support the sales and marketing efforts associated with the growing commercialization of our products, and an increase in the number of activities and employees necessary to support our continued growth in operations. In addition, we expect to incur additional costs associated with securing and protecting our intellectual property rights as necessary to support our current and future product offerings.

Selling, general and administrative expense was $68.0 million for the year ended December 31, 2011, compared to $46.6 million for the year ended December 31, 2010. The increase of $21.4 million, or 46%, was primarily due to an increase in sales, marketing and operations costs associated with the production and commercialization of our products and an increase in general and administrative costs to support our continued growth. Our total number of employees increased from 288 as of December 31, 2010 to 401 as of December 31, 2011. Of the 113 employee increase, 45 were in sales and marketing. Selling, general and administrative expense for the year ended December 31, 2010 was also impacted by a write-off of $1.0 million of excess RESTORIS classic instrumentation necessitated by the rapid adoption of RESTORIS MCK, and the corresponding decline in the usage of RESTORIS Classic. Selling, general and administrative expense for the year ended December 31, 2011 included $8.3 million of stock-based compensation expense compared to $5.4 million for the year ended December 31, 2010. The increase in stock-based compensation expense was primarily due to additional option grants and restricted stock grants made in 2011 combined with an increase in the price of our common stock.

Research and Development

Research and development expense was $20.3 million for the year ended December 31, 2012, compared to $20.6 million for the year ended December 31, 2011. The decrease of $336,000, or 2%, was primarily due to timing of research and development activities. Research and development expense for the years ended December 31, 2012 and 2011 was also impacted by $907,000 and $1.3 million of expense, respectively, incurred under the Strategic Alliance Agreement with Pipeline Biomedical Holding, LLC as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements. We expect our research and development expense to increase as we continue to expand our research and development activities, including the support of existing products and the research and development of potential future products.

Research and development expense was $20.6 million for the year ended December 31, 2011, compared to $15.0 million for the year ended December 31, 2010. The increase of $5.6 million, or 38%, was primarily due to an increase in research and development activities associated with on-going development of our RIO system and applications, including our MAKOplasty THA application that we commercially launched in September 2011, our RESTORIS family of implant systems, and potential future products. Research and development expense for the year ended December 31, 2011 was also impacted by $1.3 million of expense incurred under the Strategic Alliance Agreement with Pipeline Biomedical Holding, LLC as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements.

Depreciation and Amortization

Depreciation and amortization expense was $7.2 million for the year ended December 31, 2012, compared to $5.4 million for the year ended December 31, 2011. The increase of $1.8 million, or 34%, was primarily due to an increase in depreciation of property and equipment as a result of purchases made during 2012 and 2011 due to the growth in our business and the expansion of our training facilities in 2012 to support such growth.

Depreciation and amortization expense was $5.4 million for the year ended December 31, 2011, compared to $3.5 million for the year ended December 31, 2010. The increase of $1.8 million, or 53%, was primarily due to an increase in depreciation of property and equipment as a result of purchases made during 2011 and 2010 due to the growth in our business and the expansion of our facilities in 2010 to accommodate an increase in employees and operational activities necessary to support such growth.

We loan instrumentation to our customers, which are used to perform MAKOplasty procedures in conjunction with using the RIO system. These loaned instrument sets, or implant instruments, are comprised of tools and equipment that facilitate the implantation of our implants. Implant instruments loaned to customers are not part of the tangible product sold and title of loaned instrument remains with the Company. Depreciation expense for implant instruments is classified in depreciation and amortization expense and was $2.0 million, $1.1 million and $464,000 for the years ended December 31, 2012, 2011 and 2010, respectively.

Other income (expense), net

Other income (expense), net was $3.1 million for the year ended December 31, 2012, compared to $245,000 for the year ended December 31, 2011. The increase of $2.8 million, or 1,145%, was primarily due to non-cash income recognized under the credit facility as discussed in Item 8, Financial Statements and Supplementary Data, Note 8 to the Financial Statements, which was partially offset by lower interest earned during 2012 due to lower average cash, cash equivalents and investments balances for the year ended December 31, 2012 compared to the same period in 2011, and $1.0 million of expense for a facility fee under the credit facility as discussed in Item 8, Financial Statements and Supplementary Data, Note 8 to the Financial Statements.

Other income (expense), net was $245,000 for the year ended December 31, 2011, compared to $317,000 for the year ended December 31, 2010. The decrease of $72,000, or 23%, was primarily due to lower yields realized on our cash, cash equivalents and investments compared with the same period of 2010, which is attributable to a cash investment strategy that emphasizes the security of the principal invested and fulfillment of liquidity needs, and to realized losses on foreign currency transactions for the year ended December 31, 2011.

Income Taxes

No federal income tax expense was recognized for the years ended December 31, 2012, 2011 or 2010, due to net operating losses in each period. State and local income taxes for the years ended December 31, 2012, 2011 and 2010 were $85,000, $105,000 and $68,000, respectively. Income taxes recognized to date have not been significant due to net operating losses we have incurred in each period since our inception. In addition, no deferred income taxes were recorded for the years ended December 31, 2012, 2011 or 2010, as all income tax benefits were fully offset by a valuation allowance against our net deferred income tax assets.

Liquidity and Capital Resources

(in thousands)	2012	2011	Change	% of Change	2011	2010	Change	% of Change
Cash and cash equivalents	$ 61,367	$ 13,438	$ 47,929	357%	$ 13,438	$ 27,108	$ (13,670)	(50%)
Short-term investments	11,899	36,354	(24,455)	(67%)	36,354	46,401	(10,047)	(22%)
Long-term investments	—	8,902	(8,902)	(100%)	8,902	23,283	(14,381)	(62%)
Total cash, cash equivalents, and investments	$ 73,266	$ 58,694	$ 14,572	25%	$ 58,694	$ 96,792	$ (38,098)	(39%)
Cash used in operating activities	$(25,935)	$ (27,303)	$ 1,368	(5%)	$ (27,303)	$ (30,292)	$ 2,989	(10%)
Cash provided by (used in) investing activities	24,980	10,584	14,396	136%	10,584	(20,076)	30,660	(153%)
Cash provided by financing activities	48,884	3,049	45,835	1,503%	3,049	60,317	(57,268)	(95%)
Net increase (decrease) in cash and cash equivalents	$ 47,929	$ (13,670)	$ 61,599	(451%)	$ (13,670)	$ 9,949	$ (23,619)	(237%)

We have incurred net losses and negative cash flow from operating activities for each period since our inception in November 2004. As of December 31, 2012, we had an accumulated deficit of $221.6 million and have financed our operations principally through the sale of our equity securities.

In November 2012, we completed a public offering of our common stock, issuing 3,498,300 shares at a price per share of $13.15, resulting in net proceeds of approximately $42.9 million, after underwriting commissions and expenses.

As of December 31, 2012, we had $73.3 million in cash, cash equivalents and available-for-sale investments. Our cash and investments classified as available-for-sale are held in a variety of interest bearing instruments, including notes and bonds from U.S. government agencies and certificates of deposit.

On May 7, 2012, we entered into a Facility Agreement with affiliates of Deerfield Management Company, L.P., or Deerfield, as amended on June 28, 2012, pursuant to which Deerfield agreed to loan us up to $50 million, subject to the terms and conditions set forth in the Facility Agreement. Under the terms of the agreement, we have the flexibility, but are not required, to draw down on the Facility Agreement in $10 million increments, or the Financing Commitment, at any time until May 15, 2013.

Any amounts drawn under the Facility Agreement accrue interest at a rate of 6.75% per annum and will be secured by all of our assets excluding only our intellectual property assets. Accrued interest is payable quarterly in cash. We have the right to prepay any amounts owed without penalty. All principal amounts outstanding under the Facility Agreement are payable on the third anniversary of each draw. If no funds have been drawn under the Facility Agreement by May 15, 2013, or the Draw Period, we are required to pay Deerfield a fee of $1.0 million, or the Facility Fee. As of December 31, 2012, we have not drawn any amounts under the Facility Agreement. We have recorded $1.0 million to expense for the Facility Fee in other income (expense), net in the statement of operations during the year ended December 31, 2012, as we determined it was probable that we would be required to pay the Facility Fee.

Each $10 million disbursement shall be accompanied by the issuance to Deerfield of warrants to purchase 140,000 shares of our common stock, at an exercise price equal to a 20% premium to the mean closing price of our common stock over the five trading days following receipt by Deerfield of the draw notice. The Financing Commitment is classified as a current asset on the balance sheet and is considered a derivative as we can put additional warrants and debt to Deerfield. The initial fair value of the Financing Commitment on May 7, 2012, was $3.9 million and the fair value of the Financing Commitment on December 31, 2012 was $7.6 million. The $3.7 million change in the fair value of the Financing Commitment for the year ended December 31, 2012, was recorded as income in other income (expense), net in the statement of operations. Upon the expiration of the Draw Period on May 15, 2013, the Financing Commitment will have no value and any previously capitalized amount would be reversed to expense in other income (expense), net in the statement of operations.

Net Cash Used in Operating Activities

Net cash used in operating activities primarily reflects the net loss for those periods, which was reduced in part by non-cash items, such as depreciation and amortization, stock-based compensation and the inventory valuation adjustment as discussed in "Results of Operations for the Fiscal Years Ended December 31, 2012, 2011, and 2010" above. Net cash used in operating activities for the year ended December 31, 2012 was also affected by non-cash changes under the credit facility as discussed in Item 8, Financial Statements and Supplementary Data, Note 8 to the Financial Statements. Net cash used in operating activities was also affected by changes in operating assets and liabilities. Included in changes in operating assets and liabilities for the year ended December 31, 2012 are \$12.7 million of increases to inventory necessitated by increased sales of implants and disposable products and the commercial launch of our MAKOplasty THA application, \$3.3 million of decreases to accrued compensation and employee benefits, and \$3.9 million of increases to accounts payable and other accrued liabilities. This was partially offset by \$5.9 million of increases to deferred revenue primarily related to the Service Obligation for RIO system sales and the deferral of two international commercial RIO sales and one international demonstration RIO sale as all revenue recognition criteria consistent with the Company's revenue recognition policy had not been satisfied as of December 31, 2012. Included in changes in operating assets and liabilities for the year ended December 31, 2011 are \$11.6 million of increases to inventory necessitated by increased sales of RIO systems and implants and disposable products and the commercial launch of our MAKOplasty THA application and \$9.4 million of increases to accounts receivable due to increased sales in the fourth quarter of 2011 compared with the same period of 2010. This was partially offset by \$2.7 million of increases to accounts payable and \$5.6 million of increases to other accrued liabilities. Net cash used in operating activities was also reduced in 2012 and 2011 by the recognition of research and development expense associated with stock issued under the Strategic Alliance Agreement with Pipeline Biomedical Holding, Inc. as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements.

Net Cash Provided by (Used in) Investing Activities

Net cash provided by investing activities for the year ended December 31, 2012 was attributable to proceeds of \$42.5 million from sales and maturities of investments, which was partially offset by the purchase of investments of \$9.6 million and purchases of property and equipment of \$7.9 million primarily associated with implant instrumentation to support the commercialization of our total hip implant systems and service and demonstration RIO systems and instrumentation to support the growth in our business. Net cash provided by investing activities for the year ended December 31, 2011 was primarily attributable to proceeds of \$57.3 million from sales and maturities of investments, which was partially offset by the purchase of investments of \$33.1 million and purchases of property and equipment of \$12.3 million due to the growth in our business, the expansion of our facilities and instrumentation required for the commercial launch of the MAKOplasty THA application in September 2011.

Net Cash Provided by Financing Activities

Net cash provided by our financing activities for the year ended December 31, 2012 was primarily attributable to net proceeds of \$42.9 million received in a public offering of our common stock in November 2012, proceeds received under our employee stock purchase plan of \$1.9 million and proceeds received on the exercise of stock options and warrants of \$4.3 million. Net cash provided by our financing activities for the year ended December 31, 2011 was primarily attributable to proceeds received under our employee stock purchase plan of \$1.2 million and to proceeds received on the exercise of stock options and warrants of \$2.9 million

Operating Capital and Capital Expenditure Requirements

To date, we have not achieved profitability. We anticipate that we will continue to incur substantial net losses for approximately the next two years as we expand our sales and marketing capabilities in the orthopedic products market, continue to commercialize our RIO system and MAKOplasty applications, including our MAKOplasty THA application, and our implant systems, continue research and development of existing and future products, and continue development of the corporate infrastructure required to sell and market our products and support operations. We also expect to experience increased cash requirements for inventory and property and equipment in conjunction with the continued commercialization of our RIO system and implant systems, and introducing new and potential future applications including our MAKO-branded RESTORIS PST Cup and Tapered Femoral Stem implant system, which we commercially released in October 2012.

In executing our current business plan, we believe our cash, cash equivalents and investment balances as of December 31, 2012, and interest income we earn on these balances will be sufficient to meet our anticipated cash requirements for at least the next twelve months. To the extent our available cash, cash equivalents and investment balances are insufficient to satisfy our operating requirements, we will need to seek additional sources of funds, including selling additional equity, debt or other securities or drawing on our available credit facility, or modify our current business plan. The sale of additional equity, the issuance of warrants in connection with a draw on our credit facility or the sale of convertible debt securities may result in dilution to our current stockholders. If we raise additional funds through the issuance of debt securities, these securities may have rights senior to those of our common stock and could contain covenants that could restrict our operations and ability to issue dividends. We may also require additional capital beyond our currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing, we may be required to reduce the scope of, delay or eliminate some or all of our planned research, development and commercialization activities, which could materially harm our business and results of operations.

Because of the numerous risks and uncertainties associated with the development of medical devices and the current economic situation, we are unable to estimate the exact amounts of capital outlays and operating expenditures necessary to complete the development of our products and successfully deliver commercial products to the market. Our future capital requirements will depend on many factors, including, but not limited to, the following:

- the revenue generated by sales of our current and future products;
- the expenses we incur in selling and marketing our products and supporting our growth;
- the costs and timing of domestic and foreign regulatory clearance or approvals for new products or upgrades or changes to our products;
- the expenses we incur in complying with domestic or foreign regulatory requirements imposed on medical device companies;
- the rate of progress, cost and success or failure of on-going development activities;
- the emergence of competing or complementary technological developments;
- the costs of filing, prosecuting, defending and enforcing any patent or license claims and other intellectual property rights, or participating in litigation related activities;
- the terms and timing of any collaborative, licensing, or other arrangements that we may establish;
- the impact of the United States healthcare reform legislation enacted in March 2010 on hospital spending, reimbursement, and the taxing of medical device companies;
- the acquisition of businesses, products and technologies; and
- general economic conditions and interest rates.

Contractual Obligations

The following table summarizes our outstanding contractual obligations as of December 31, 2012 and the effect those obligations are expected to have on our liquidity and cash flows in future periods:

(in thousands)

	Payment Due by Period				
		December 31,			After
	Total	2013	2014-2015	2016-2017	2017
Contractual Obligations					
Minimum royalty payments – licenses	$ 11,239	$ 2,221	$ 3,807	$ 3,461	$ 1,750
Operating lease - real estate	7,752	658	1,927	2,160	3,007
Purchase commitments and obligations	8,227	8,227	—	—	—
Research and license agreement obligations	2,530	1,308	514	227	481
Facility fee under the credit facility	1,000	1,000	—	—	—
Total	$ 30,748	$ 13,414	$ 6,248	$ 5,848	$ 5,238

Our commitments for minimum royalty payments relate to payments under various licenses and sublicenses as discussed in Item 8, Financial Statements and Supplementary Data, Note 7 to the Financial Statements. Our commitments for operating leases relate to leases for our facilities in Fort Lauderdale, Florida and Dania Beach, Florida. Our commitments for purchase commitments and obligations include an estimate of open purchase orders and contractual obligations in the ordinary course of business, including commitments with contract manufacturers and suppliers, for which we have not received the goods or services. Our commitments for research and license agreement obligations relate to payments under contractual agreements for sponsored research and license fees. Our commitments for the facility fee under the credit facility relate to a $1.0 million payment we are required to pay Deerfield if no amounts are drawn under the Facility Agreement by May 15, 2013.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our exposure to market risk is confined to our cash, cash equivalents, investments and exchange rate risk on international sales. The goals of our cash investment policy are the security of the principal invested and fulfillment of liquidity needs, with the need to maximize value being an important consideration. To achieve our goals, we maintain a portfolio of cash equivalents and investments in a variety of securities including notes and bonds from U.S. government agencies and certificates of deposit. The securities in our investment portfolio are not leveraged and are classified as available-for-sale. We currently do not hedge interest rate exposure or exchange rate risk. We do not believe that a variation in market rates of interest would significantly impact the value of our investment portfolio. We do not believe that a variation in the value of the U.S. dollar relative to foreign currencies would significantly impact our results of operations.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MAKO SURGICAL CORP.

Index to the Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of MAKO Surgical Corp.

We have audited the accompanying balance sheets of MAKO Surgical Corp. as of December 31, 2012 and 2011, and the related statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAKO Surgical Corp. at December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), MAKO Surgical Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Boca Raton, Florida
February 28, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of MAKO Surgical Corp.

We have audited MAKO Surgical Corp.'s internal control over financial reporting as of December 31, 2012, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). MAKO Surgical Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, MAKO Surgical Corp. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheets of MAKO Surgical Corp. as of December 31, 2012 and 2011, and the related statements of operations, comprehensive loss, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2012 of MAKO Surgical Corp. and our report dated February 28, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

Boca Raton, Florida
February 28, 2013

MAKO SURGICAL CORP.

Balance Sheets
(in thousands, except share and per share data)

	December 31, 2012	December 31, 2011
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 61,367	$ 13,438
Short-term investments	11,899	36,354
Accounts receivable, net of allowances of $381 and $158, at December 31, 2012 and 2011, respectively	22,389	20,783
Inventory	25,080	19,529
Deferred cost of revenue	967	160
Financing commitment asset (Note 8)	7,608	—
Prepaid and other current assets	1,972	1,800
Total current assets	131,282	92,064
Long-term investments	—	8,902
Cost method investment (Note 7)	4,181	—
Property and equipment, net	22,996	19,389
Intangible assets, net	5,657	7,284
Other assets	2,786	132
Total assets	$ 166,902	$ 127,771
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 2,267	$ 4,231
Accrued compensation and employee benefits	4,298	7,579
Other accrued liabilities	8,727	10,622
Deferred revenue	9,973	4,826
Total current liabilities	25,265	27,258
Deferred revenue, non-current	800	75
Total liabilities	26,065	27,333
Commitments and contingencies (Note 7)	—	—
Stockholders' Equity:		
Preferred stock, $0.001 par value; 27,000,000 authorized; 0 shares issued and outstanding as of December 31, 2012 and December 31, 2011	—	—
Common stock, $0.001 par value; 135,000,000 authorized; 46,601,252 and 41,439,057 shares issued and outstanding as of December 31, 2012 and 2011, respectively (excludes 421,999 and 468,750 unvested shares of restricted stock as of December 31, 2012 and 2011, respectively)	47	41
Additional paid-in capital	362,364	289,352
Accumulated deficit	(221,576)	(189,025)
Accumulated other comprehensive gain	2	70
Total stockholders' equity	140,837	100,438
Total liabilities and stockholders' equity	$ 166,902	$ 127,771

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Operations
(in thousands, except per share data)

	Years Ended December 31,		
	2012	2011	2010
Revenue:			
Procedures	$ 50,920	$ 34,638	$ 17,620
Systems	41,219	43,927	24,928
Service	10,580	5,942	1,748
Total revenue	102,719	84,507	44,296
Cost of revenue:			
Procedures	16,845	8,793	5,960
Systems	15,289	16,695	11,171
Service	1,666	1,395	1,042
Total cost of revenue	33,800	26,883	18,173
Gross profit	68,919	57,624	26,123
Operating costs and expenses:			
Selling, general and administrative (exclusive of depreciation and amortization)	76,992	67,965	46,577
Research and development (exclusive of depreciation and amortization)	20,256	20,592	14,975
Depreciation and amortization	7,188	5,350	3,507
Total operating costs and expenses	104,436	93,907	65,059
Loss from operations	(35,517)	(36,283)	(38,936)
Other income (expense), net	3,051	245	317
Loss before income taxes	(32,466)	(36,038)	(38,619)
Income tax expense	85	105	68
Net loss	$ (32,551)	$ (36,143)	$ (38,687)
Net loss per share - Basic and diluted	$ (0.76)	$ (0.89)	$ (1.13)
Weighted average common shares outstanding - Basic and diluted	42,658	40,752	34,349

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Comprehensive Loss
(in thousands)

	Years Ended December 31,		
	2012	**2011**	**2010**
Net Loss	$ (32,551)	$ (36,143)	$ (38,687)
Other comprehensive income (loss):			
Unrealized gains (losses) on available-for-sale securities	(68)	169	(78)
Comprehensive loss	$ (32,619)	$ (35,974)	$ (38,765)

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Stockholders' Equity

(in thousands)

	Common Shares	Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Other Comprehensive Income (Loss)	Total Stockholders' Equity (Deficit)
Balance at December 31, 2009	33,036	$ 33	$ 204,977	$ (114,195)	$ (21)	$ 90,794
Issuance of common stock in equity financing	6,325	6	59,277	—	—	59,283
Issuance of common stock under employee stock purchase plan	86	—	765	—	—	765
Issuance of common stock upon exercise of options and warrants	199	—	611	—	—	611
Stock-based compensation expense	—	—	5,027	—	—	5,027
Restricted common stock compensation expense	97	—	1,344	—	—	1,344
Receipt of shares delivered in payment of payroll taxes	(28)	—	(342)	—	—	(342)
Issuance of stock to a related party for intangible assets	230	1	3,053	—	—	3,054
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	(78)	(78)
Net loss	—	—	—	(38,687)	—	(38,687)
Balance at December 31, 2010	39,945	40	274,712	(152,882)	(99)	121,771
Issuance of common stock under employee stock purchase plan	77	—	1,168	—	—	1,168
Issuance of common stock upon exercise of options and warrants	1,126	1	2,931	—	—	2,932
Stock-based compensation expense	—	—	7,959	—	—	7,959
Restricted common stock compensation expense	131	—	1,942	—	—	1,942
Receipt of shares delivered in payment of payroll taxes	(43)	—	(1,051)	—	—	(1,051)
Issuance of stock under development agreement (Note 7)	203	—	1,691	—	—	1,691
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	169	169
Net loss	—	—	—	(36,143)	—	(36,143)
Balance at December 31, 2011	41,439	41	289,352	(189,025)	70	100,438
Issuance of common stock in equity financing	3,498	4	42,883	—	—	42,887
Issuance of common stock under employee stock purchase plan	99	—	1,885	—	—	1,885
Issuance of common stock upon exercise of options and warrants	1,029	1	4,314	—	—	4,315
Stock-based compensation expense	—	—	11,559	—	—	11,559
Restricted common stock compensation expense	53	—	1,578	—	—	1,578
Receipt of shares delivered in payment of payroll taxes	(7)	—	(203)	—	—	(203)
Issuance of warrants under credit facility (Note 8)	—	—	3,610	—	—	3,610
Issuance of stock under development agreement (Note 7)	—	—	907	—	—	907
Issuance of stock under amendment to development agreement (Note 7)	490	1	6,479	—	—	6,480
Change in unrealized gain (loss) on available-for-sale securities	—	—	—	—	(68)	(68)
Net loss	—	—	—	(32,551)	—	(32,551)
Balance at December 31, 2012	46,601	$ 47	$ 362,364	$ (221,576)	$ 2	$ 140,837

See accompanying notes.

MAKO SURGICAL CORP.

Statements of Cash Flows
(in thousands, except share data)

	Years Ended December 31,		
	2012	2011	2010
Operating activities:			
Net loss	$ (32,551)	$ (36,143)	$ (38,687)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation	5,909	4,352	2,445
Amortization of intangible assets	1,692	1,446	1,070
Stock-based compensation	13,137	9,901	6,371
Provision for inventory reserve	4,484	256	1,701
Amortization of premium on investment securities	335	476	480
Loss on asset impairment	1,033	146	1,248
Provision for doubtful accounts	266	158	—
Issuance of stock under development agreement (Note 7)	907	1,691	—
Non-cash changes under credit facility	(3,998)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(1,872)	(9,381)	(5,024)
Inventory	(12,699)	(11,619)	(6,087)
Deferred cost of revenue	(807)	(160)	—
Prepaid and other current assets	(172)	(517)	(751)
Other assets	(331)	66	(57)
Accounts payable	(1,964)	2,713	359
Accrued compensation and employee benefits	(3,281)	2,033	1,837
Other accrued liabilities	(1,895)	5,558	2,192
Deferred revenue	5,872	1,721	2,611
Net cash used in operating activities	(25,935)	(27,303)	(30,292)
Investing activities:			
Purchase of investments	(9,615)	(33,131)	(65,828)
Proceeds from sales and maturities of investments	42,545	57,252	49,692
Acquisition of property and equipment	(7,885)	(12,337)	(2,628)
Acquisition of intangible assets	(65)	(1,200)	(1,312)
Net cash provided by (used in) investing activities	24,980	10,584	(20,076)
Financing activities:			
Proceeds from issuance of common stock in equity financing, net of underwriting fees	43,243	—	59,708
Equity financing costs	(356)	—	(425)
Proceeds from employee stock purchase plan	1,885	1,168	765
Exercise of common stock options and warrants for cash	4,315	2,932	611
Payment of payroll taxes relating to vesting of restricted stock	(203)	(1,051)	(342)
Net cash provided by financing activities	48,884	3,049	60,317
Net increase (decrease) in cash and cash equivalents	47,929	(13,670)	9,949
Cash and cash equivalents at beginning of year	13,438	27,108	17,159
Cash and cash equivalents at end of year	$ 61,367	$ 13,438	$ 27,108
Non-cash investing and financing activities:			
Receipt of 6,834, 43,058, and 28,307 shares of common stock delivered in payment of payroll taxes for the years ended December 31, 2012, 2011 and 2010, respectively	$ 203	$ 1,051	$ 342
Transfers of inventory to property and equipment	2,664	2,338	2,259
Issuance of stock under development agreement (Note 7)	907	1,691	—
Issuance of stock under amendment to development agreement (Note 7)	6,504	—	—
Issuance of stock to a related party for intangible assets	—	—	3,054

See accompanying notes.

MAKO SURGICAL CORP.

Notes to Financial Statements

1. Organization and Basis of Presentation

MAKO Surgical Corp. (the "Company" or "MAKO") is an emerging medical device company that markets its RIO® Robotic Arm Interactive Orthopedic ("RIO") system, joint specific applications for the knee and hip, and proprietary RESTORIS® implants for orthopedic procedures called MAKOplasty®. The Company is headquartered in Fort Lauderdale, Florida and its common stock trades on The NASDAQ Global Select Market under the ticker symbol "MAKO."

Basis of Presentation and Use of Estimates

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The accounting estimates that require management's most significant, difficult and subjective judgments include revenue recognition, allowance for doubtful accounts, inventory valuation, valuation allowance for deferred income tax assets, impairment of long-lived assets and the determination of stock-based compensation. Actual results could differ significantly from these estimates.

Liquidity and Operations

In executing its current business plan, the Company believes its existing cash, cash equivalents and investment balances will be sufficient to meet its anticipated cash requirements for at least the next twelve months. To the extent the Company's available cash, cash equivalents and investment balances are insufficient to satisfy its operating requirements, the Company will need to seek additional sources of funds, including selling additional equity, debt or other securities or drawing on the Company's available credit facility (see Note 8 for a discussion of the credit facility), or modify its current business plan. The sale of additional equity, the issuance of warrants in connection with a draw on the Company's credit facility or the sale of convertible debt securities may result in dilution to the Company's current stockholders. If the Company raises additional funds through the issuance of debt securities, these securities may have rights senior to those of its common stock and could contain covenants that could restrict the Company's operations and ability to issue dividends. The Company may also require additional capital beyond its currently forecasted amounts. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If the Company is unable to obtain additional financing, the Company may be required to reduce the scope of, delay or eliminate some or all of its planned research, development and commercialization activities, which could materially harm its business and results of operations.

Concentrations of Credit Risk and Other Risks and Uncertainties

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, investments, and accounts receivable. The Company's cash and cash equivalents are held in demand and money market accounts at four large financial institutions. The Company's investments are held in a variety of interest bearing instruments, including notes and bonds from U.S. government agencies and certificates of deposit at three large financial institutions. Such deposits are generally in excess of insured limits. The Company has not experienced any historical losses on its deposits of cash and cash equivalents.

The Company may perform credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company provides an allowance for doubtful accounts when collections become doubtful but has not experienced any significant credit losses to date.

The Company is subject to risks common to emerging companies in the medical device industry including, but not limited to: new technological innovations, dependence on key personnel, dependence on key suppliers, changes in general economic conditions and interest rates, protection of proprietary technology, compliance with new and established domestic and foreign government regulations and taxes, uncertainty of widespread market acceptance of products, unanticipated changes in the timing of the sales cycle for the Company's products or the vetting process undertaken by prospective customers, access to credit for capital purchases by the Company's customers, product liability, the need to obtain additional financing and reliance on single source suppliers for implant products. The Company's products include components subject to rapid technological change. Certain components used in manufacturing have relatively few alternative sources of supply and establishing additional or replacement suppliers for such components cannot be accomplished quickly. The inability of any of these suppliers to fulfill the Company's supply requirements may negatively impact future operating results. While the Company has ongoing programs to minimize the adverse effect of such uncertainty and considers technological change in estimating the net realizable value of its inventory, uncertainty continues to exist.

The Company expects to derive most of its revenue from capital sales of its RIO system, current and future MAKOplasty applications to the RIO system (together with the RIO, the "RIO system"), recurring sales of implants and disposable products required for each MAKOplasty procedure, and service plans that are sold with the RIO system. If the Company is unable to achieve broad commercial acceptance of MAKOplasty or obtain regulatory clearances or approvals for future products, including other orthopedic products, its revenue would be adversely affected and the Company may not become profitable.

The Company's current versions of its RIO system, its MAKOplasty partial knee and total hip arthroplasty RIO applications, and its RESTORIS® MCK multicompartmental knee implant systems and RESTORIS total hip implant systems have been cleared by the U.S. Food and Drug Administration ("FDA"). Certain products currently under development by the Company will require clearance or approval by the FDA or other international regulatory agencies prior to commercial sale. There can be no assurance that the Company's products will receive the necessary clearances or approvals. If the Company were to be denied any such clearance or approval or such clearance or approval were delayed, it could have a material adverse impact on the Company.

No single customer accounted for more than 10% of the Company's total revenue for the years ended December 31, 2012 and 2010. One third-party leasing company accounted for 12% of the Company's total revenue for the year ended December 31, 2011. During the years ended December 31, 2012, 2011 and 2010, domestic revenue accounted for 96% or greater of total revenue, while international revenue accounted for 4% or less of total revenue, for each of the years. No single customer accounted for more than 10% of the Company's total accounts receivable as of December 31, 2012, 2011 and 2010.

Reclassifications

The Company reclassified depreciation expense for certain property and equipment from selling, general and administrative expense to depreciation and amortization expense in the prior periods' statement of operations to conform to the current period's presentation. This change in presentation only affects the components of operating costs and expenses and does not affect total operating costs and expenses, revenue, cost of revenue, net loss or cash flows. Conforming changes have been made for all prior periods presented, as follows (in thousands):

(in thousands)	Year Ended December 31, 2011			Year Ended December 31, 2010		
	As Previously Reported	**Amount Reclassified**	**As Reported Herein**	**As Previously Reported**	**Amount Reclassified**	**As Reported Herein**
Selling, general and administrative	$ 69,024	$ (1,059)	$ 67,965	$ 47,041	$ (464)	$ 46,577
Research and development	20,592	—	20,592	14,975	—	14,975
Depreciation and amortization	4,291	1,059	5,350	3,043	464	3,507
Total operating costs and expenses	$ 93,907	$ —	$ 93,907	$ 65,059	$ —	$ 65,059

2. Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity at date of purchase of 90 days or less to be cash equivalents.

Fair Value of Financial Instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and other accrued liabilities approximate fair value due to their short maturities.

Allowance for Doubtful Accounts

The Company regularly reviews customer balances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. The Company provides an allowance for doubtful accounts when collections become doubtful but has not experienced any significant credit losses to date.

Inventory

Inventory is stated at the lower of cost or market value on a first-in, first-out basis. Inventory costs include direct materials, direct labor and manufacturing overhead. The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. The Company adjusts its inventory reserve, if required, based on forecasted demand, technological obsolescence and new product introductions. These factors are impacted by market and economic conditions, technology changes and new product introductions and require estimates that may include uncertain elements.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation of property and equipment is computed using the straight-line method over their estimated useful lives of three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their useful life or the term of the lease and are included in depreciation expense in the accompanying statements of operations. Upon retirement or sale, the cost and related accumulated depreciation are removed from the balance sheet and the resulting gain or loss is reflected in operations. Maintenance and repairs are charged to operations as incurred.

The Company loans instrumentation to its customers, who use the instrumentation to perform MAKOplasty procedures in conjunction with using the RIO system. These loaned instrument sets are comprised of tools and equipment that facilitate the implantation of the Company's implants ("Implant Instruments"). Implant Instruments loaned to customers are not part of the tangible product sold and title of Implant Instruments remains with the Company. Accordingly, Implant Instruments are classified as a long-lived asset and included as a component of property and equipment. Undeployed Implant Instruments are carried at cost, net of allowances for excess and obsolete instruments. Implant Instruments in the field are carried at cost less accumulated depreciation. Depreciation expense for Implant Instruments is classified in depreciation and amortization expense and is computed using the straight-line method based on an estimated useful life of five years. The Company reviews instruments for impairment whenever events or changes in circumstances indicate that the carrying value of an instrument may not be recoverable.

The Company also enters into RIO system consignment arrangements for clinical evaluation or clinical research purposes with terms ranging from sixty days to three years. Under the terms of such arrangements, the Company installs a RIO system at the evaluation or research site and retains title to the RIO system, while the evaluation or research site has use of the RIO system and purchases the Company's implants and disposables products. Depreciation expense on consigned RIO systems and instruments is classified in depreciation and amortization expense and is computed using the straight-line method based on the estimated useful life of three years. As of December 31, 2012, the Company had one consigned RIO system, which is being utilized for clinical research purposes.

Service and demonstration RIO systems and instruments consist of RIO systems, associated instrumentation, service tools and equipment, and MAKOplasty procedure models used for sales demonstrations, surgeon training, and temporary RIO system placements at customer sites under maintenance contracts. Service and demonstration RIO systems and instruments are classified as a long-lived asset and included as a component of property and equipment. Depreciation expense on service and demonstration RIO systems and instruments is classified in depreciation and amortization expense and is computed using the straight-line method based on an estimated useful life of three years.

Intangible Assets

The Company's intangible assets are comprised of patents, patent applications and licenses to intellectual property rights. These intangible assets are carried at cost, net of accumulated amortization. Amortization is recorded using the straight-line method over their respective useful lives, which range from 3 to 13 years based on the respective anticipated lives of the underlying patents and patent applications.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for indicators of impairment by comparison of the carrying amounts to future net undiscounted cash flows expected to be generated by such assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured based on the excess carrying value of the asset over the asset's fair value or estimated discounted future cash flows.

Revenue Recognition

Revenue is generated: from (1) unit sales of the RIO system, including associated applications, instrumentation, installation services and training; (2) sales of implants and disposable products utilized in MAKOplasty procedures; and (3) sales of maintenance services. The Company recognizes revenue in accordance with ASC 605-10, *Revenue Recognition*, when persuasive evidence of an arrangement exists, the fee is fixed or determinable, collection of the fee is probable and delivery has occurred. For all sales, the Company uses either a signed agreement or a binding purchase order as evidence of an arrangement.

The Company's multiple-element arrangements are generally comprised of the following elements that qualify as separate units of accounting: (1) sales of RIO systems and applications; (2) sales of implants and disposable products; and (3) sales of maintenance services. The Company's revenue recognition policies generally result in revenue recognition at the following points:

1. RIO system sales: Revenues related to RIO system sales are recognized upon installation of the system, training of at least one surgeon, which typically occurs prior to or concurrent with the RIO system installation, and customer acceptance, if required. Applications sold separately to existing customers are recognized on the same basis as RIO system sales (e.g., upon installation of the application, training of at least one surgeon and customer acceptance, if required).

2. Procedure revenue: Revenues from the sale of implants and disposable products utilized in MAKOplasty procedures are recognized at the time of sale (i.e., at the time of the related surgical procedure).

3. Service revenue: Revenues from maintenance services are deferred and recognized ratably over the service period until no further obligation exists. Maintenance services include preventative maintenance and repair on the RIO system hardware, when-and-if-available software and hardware reliability upgrades ("bug fixes") and telephone troubleshooting support.

Sales of the Company's RIO system generally include a one-year service obligation for maintenance (the "Service Obligation"). Upon recognition of a RIO system's revenue in accordance with the Company's revenue recognition policies, the Company defers a portion of the RIO system consideration attributable to the Service Obligation and recognizes it on a straight-line basis over the service period as a component of revenue – service in the statement of operations. Costs associated with providing maintenance services are expensed to cost of revenue – service as incurred.

A portion of the Company's end-user customers acquire the RIO system through a leasing arrangement with qualified third-party leasing companies. In these instances, the Company sells the RIO system to the third-party leasing company, and the end-user customer enters into an independent leasing arrangement with the third-party leasing company. The Company recognizes RIO system revenue for a RIO system sale to a third-party leasing company on the same basis as a RIO system sale directly to an end-user customer. The Company sells implants and disposable products utilized in MAKOplasty procedures directly to end-user customers under a separate agreement.

The Company assesses whether collection is probable based on a number of factors, including the customer's past transaction history and credit worthiness. If collection of the sales price is not deemed probable, the revenue is deferred and recognized at the time collection becomes probable, which is usually upon the receipt of cash.

The Company's domestic sales contracts generally do not provide the customer with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. The Company's domestic sales contracts generally do not provide the customer with a customer acceptance period. If such a right is provided, all related revenues would be deferred until the customer has unconditionally accepted the RIO system.

Sales contracts for implants and disposable products to independent international distributors generally provide for a right of return. Accordingly, no revenue is recognized for these sales until the right of return expires or is waived. Sales contracts for the Company's RIO system to international distributors generally do not provide the distributor with a right of return. If such a right is provided, all related revenues would be deferred until such right expires or is waived. A one-year warranty is provided for RIO system sales to international distributors. The warranty is limited to replacing parts within the warranty period and does not provide for maintenance services. The Company accrues for the estimated costs of providing the one-year warranty for RIO system sales to international distributors upon installation as a component of cost of revenue - systems in the statements of operations.

The Company's RIO system includes software that is essential to the functionality of the product. Since the RIO system's software and non-software components function together to deliver the RIO system's essential functionality, they are considered one deliverable that is excluded from the software revenue recognition guidance.

The Company allocates arrangement consideration to the RIO systems and associated instrumentation, its implants and disposables and its maintenance services based upon the relative selling-price method. Under this method, revenue is allocated at the time of sale to all deliverables based on their relative selling price using a specific hierarchy. The hierarchy is as follows: vendor-specific objective evidence ("VSOE") of fair value of the respective elements, third-party evidence of selling price, or best estimate of selling price ("ESP").

The Company allocates arrangement consideration using ESP for its RIO system, ESP for its implants and disposable products and VSOE of fair value for its maintenance services. VSOE of fair value is based on the price charged when the element is sold separately. ESP is established by determining the price at which the Company would transact a sale if the product was sold on a stand-alone basis. The Company determines ESP for its products by considering multiple factors including, but not limited to, geographies, type of customer, and market conditions. The Company regularly reviews ESP and maintains internal controls over the establishment and updates of these estimates.

Provisions for discounts and rebates to customers are established as a reduction to revenue in the same period as the related sales are recorded. Costs associated with establishing an accrual for royalties covered by licensing arrangements related to the sale of RIO systems are expensed upon installation and are included in cost of revenue - systems, in the statements of operations.

Shipping and Handling Costs

Costs incurred for shipping and handling are included in cost of revenue at the time the expense is incurred.

Deferred Revenue and Deferred Cost of Revenue

Deferred revenue consists of deferred service revenue, deferred system revenue and deferred procedure revenue. Deferred service revenue results from the advance payment for maintenance services to be delivered over a period of time, usually in one-year increments. Deferred system revenue arises from timing differences between the installation of RIO systems and satisfaction of all revenue recognition criteria consistent with the Company's revenue recognition policy. Deferred procedure revenue arises from sales to independent international distributors which provide for a right of return. No revenue is recognized for these sales until the right of return expires or is waived. Deferred revenue expected to be realized within one year is classified as a current liability. Deferred cost of revenue consists of the direct costs associated with the manufacture of RIO systems and implants and disposable products for which the revenue has been deferred in accordance with the Company's revenue recognition policy. The deferred revenue balance as of December 31, 2012 consisted primarily of deferred service revenue for maintenance services.

Research and Development Costs

Costs related to research, design and development of products are charged to research and development expense as incurred. These costs include direct salary costs for research and development personnel, costs for materials used in research and development activities and costs for outside services.

Software Development Costs

Software development costs are included in research and development and are expensed as incurred. After technological feasibility is established, material software development costs are capitalized. The capitalized cost is then amortized on a straight-line basis over the estimated product life, or on the ratio of current revenue to total projected product revenue, whichever is greater. To date, the period between achieving technological feasibility, which the Company has defined as the establishment of a working model which typically occurs when the verification and validation testing is complete, and the general availability of such software has been short and software development costs qualifying for capitalization have been insignificant. Accordingly, the Company has not capitalized any software development costs to date.

Stock-Based Compensation

The Company recognizes compensation expense for its stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model.

The Company accounts for stock-based compensation arrangements with non-employees in accordance with the ASC 505-50, *Equity-Based Payments to Non-Employees*. The Company records the expense of such services based on the estimated fair value of the equity instrument using the Black-Scholes pricing model. The value of the equity instrument is charged to expense over the term of the service agreement.

See Note 9 for a detailed discussion of the various stock option plans and related stock-based compensation.

Advertising Costs

Advertising costs are expensed as incurred. Advertising costs were approximately $2.3 million, $2.4 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010, respectively.

Income Taxes

The Company accounts for income taxes under ASC 740, *Income Taxes*. Deferred income taxes are determined based upon differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

Due to uncertainty surrounding realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. If it is determined in the future that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be reduced.

Foreign Currency Transactions

Gains or losses from foreign currency transactions are included in other income (expense), net. To date, realized gains and losses recognized from foreign currency transactions were not significant.

Operating Leases

Rental payments and incentives are recognized on a straight-line basis over the life of a lease. See Note 7 for further discussion of operating leases.

Net Loss Per Share

The Company calculates net loss per share in accordance with ASC 260, *Earnings per Share*. Basic earnings per share ("EPS") is calculated by dividing the net income or loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted EPS is computed by dividing the net income or loss by the weighted average number of common shares outstanding for the period and the weighted average number of dilutive common stock equivalents outstanding for the period determined using the treasury stock method. The following table sets forth potential shares of common stock that are not included in the calculation of diluted net loss per share because to do so would be anti-dilutive as of the end of each period presented:

(in thousands)	December 31,		
	2012	2011	2010
Stock options outstanding	5,450	4,753	4,405
Warrants to purchase common stock	1,211	1,503	2,039
Unvested restricted stock	422	469	503
Total	7,083	6,725	6,947

Recent Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board issued new accounting guidance related to the presentation of comprehensive income that increases comparability between U.S. generally accepted accounting principles and International Financial Reporting Standards. This guidance will require companies to present the components of net income and other comprehensive income ("OCI") either as one continuous statement or as two consecutive statements, eliminating the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity. This guidance became effective for the Company's interim and annual periods beginning January 1, 2012. The Company early adopted this guidance in 2011 and reports OCI in a separate statement.

Segments

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 280, *Segment Reporting*, establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its CEO. The Company's CEO reviews financial information presented on an aggregate basis for purposes of allocating resources and evaluating financial performance. The Company has one business activity and there are no segment managers who are held accountable for operations, operating results and plans for products or components below the aggregate Company level. Accordingly, the Company reports as a single operating segment.

3. Available-For-Sale Investments

The Company's investments are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses included in other comprehensive gain (loss) within stockholders' equity. Realized gains and losses, interest and dividends, amortization of premium and discount on investment securities and declines in value determined to be other-than-temporary on available-for-sale securities are included in other income (expense), net. During the years ended December 31, 2012, 2011 and 2010, realized gains and losses recognized on the sale of investments were not significant. The cost of securities sold is based on the specific identification method.

The amortized cost and fair value of short and long-term investments, with gross unrealized gains and losses, were as follows:

As of December 31, 2012

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:				
U.S. government agencies	$ 1,704	$ 1	$ —	$ 1,705
Certificates of deposit	10,193	7	(6)	10,194
Total investments	$ 11,897	$ 8	$ (6)	$ 11,899

As of December 31, 2011

(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Short-term investments:				
U.S. government agencies	$ 19,733	$ 23	$ (3)	$ 19,753
Certificates of deposit	16,588	24	(11)	16,601
Long-term investments:				
U.S. government agencies	3,761	21	—	3,782
Certificates of deposit	5,104	18	(2)	5,120
Total investments	$ 45,186	$ 86	$ (16)	$ 45,256

As of December 31, 2012 and December 31, 2011, all short-term investments had maturity dates of less than one year. As of December 31, 2011, all long-term investments had maturity dates between one and two years.

4. Fair Value Measurements

A three-tier fair value hierarchy is utilized to prioritize the inputs used in measuring fair value. The hierarchy gives the highest priority to quoted prices in active markets (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels are as follows:

- Level 1 Inputs – unadjusted quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs – inputs other than quoted prices included within Level 1 that are observable for the asset or liability either directly or indirectly; and
- Level 3 Inputs – unobservable inputs for the asset or liability.

The fair values of the Company's financial assets measured on a recurring basis are summarized below:

(in thousands)

	December 31, 2012	Fair Value Measurements at the Reporting Date Using		
		Level 1	Level 2	Level 3
Short-term investments:				
U.S. government agencies	$ 1,705	$ 1,001	$ 704	$ —
Certificates of deposit	10,194	—	10,194	—
Financing commitment asset	7,608	—	—	7,608
Total assets	$ 19,507	$ 1,001	$ 10,898	$ 7,608

(in thousands)

	December 31, 2011	Fair Value Measurements at the Reporting Date Using		
		Level 1	Level 2	Level 3
Short-term investments:				
U.S. government agencies	$ 19,753	$ 756	$ 18,997	$ —
Certificates of deposit	16,601	—	16,601	—
Long-term investments:				
U.S. government agencies	3,782	1,522	2,260	—
Certificates of deposit	5,120	—	5,120	—
Total assets	$ 45,256	$ 2,278	$ 42,978	$ —

The Company's Level 2 assets consist of certificates of deposit and U.S. government agency securities. Level 2 securities are priced based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, or other observable market inputs for similar securities. There have been no transfers between Level 1 and Level 2 and no transfers to or from Level 3 of the fair value measurement hierarchy. See Note 8 for more information regarding the Company's financing commitment asset.

The table below provides a reconciliation of the financing commitment asset measured at fair value on a recurring basis which use Level 3 inputs for the year ended December 31, 2012.

(in thousands)

	Fair Value Measurements Level 3 Year Ended December 31, 2012
Balance at December 31, 2011	$ —
Initial value of financing commitment asset	3,935
Change in value of financing commitment asset reported in other income (expense)	3,673
Balance at December 31, 2012	$ 7,608

5. Selected Balance Sheet Components

(in thousands)

	December 31, 2012	December 31, 2011
Inventory:		
Raw materials	$ 4,351	$ 3,051
Work-in-process	1,159	866
Finished goods	19,570	15,612
Total inventory	$ 25,080	$ 19,529

During the years ended December 31, 2012 and 2011, the Company increased its inventory reserve by approximately $4.5 million, or $(0.11) per basic and diluted share, and $256,000, respectively. The $4.5 million inventory valuation adjustment in 2012 primarily related to excess hip implant inventory. Inventory valuation reserves are determined based on the Company's assessment of the demand for its products and the on hand quantities of inventory. The Company reviews its inventory periodically to determine net realizable value and considers product upgrades in its periodic review of realizability. Depending on demand for the Company's products, technical obsolescence and new product introductions, future valuation adjustments of the Company's inventory may occur.

(in thousands)

	December 31, 2012	December 31, 2011	Estimated Useful Life
Property and equipment:			
Implant Instruments and consigned RIO systems	$ 12,673	$ 8,200	3-5 years
Service and demo RIO systems and instruments	7,646	5,587	3 years
Computer equipment and software	4,763	4,775	3 years
Manufacturing and laboratory equipment	3,172	2,657	3-5 years
Undeployed implant instruments	4,829	4,525	See Note 2
Office furniture and equipment	1,486	1,306	7 years
Leasehold improvements	1,891	1,782	Lesser of 7-10 years or lease term
	36,460	28,832	
Less accumulated depreciation	(13,464)	(9,443)	
Total property and equipment, net	$ 22,996	$ 19,389	

(in thousands)

	December 31, 2012	December 31, 2011
Other accrued liabilities:		
Accrued royalties	$ 1,562	$ 1,580
Other	7,165	9,042
	$ 8,727	$ 10,622

6. Intangible Assets

The Company's intangible assets are comprised of purchased patents, patent applications and licenses to intellectual property rights (the "Licenses"). The Licenses are amortized on a straight line basis over their estimated useful lives which range from approximately 3 to 13 years. See Note 7 for additional discussion of Licenses.

The following tables present details of MAKO's intangible assets:

(in thousands)

	December 31,					
	2012			2011		
		Amount	Weighted Average Amortization Period		Amount	Weighted Average Amortization Period
Licenses	$	9,144	8.5	$	9,080	8.6
Other purchased intellectual property		3,166	8.0		3,166	8.0
		12,310	8.4		12,246	8.4
Less: accumulated amortization		(6,653)			(4,962)	
Intangible assets, net	$	5,657		$	7,284	

Amortization expense related to intangible assets was approximately $1.7 million, $1.4 million and $1.1 million for the years ended December 31, 2012, 2011 and 2010, respectively.

The estimated future amortization expense of intangible assets for the next five years as of December 31, 2012 is as follows:

(in thousands)	
2013	$ 1,686
2014	1,492
2015	1,211
2016	608
2017	456
Total	$ 5,453

7. Commitments and Contingencies

Operating Leases

In August 2012, the Company entered into a seven year operating lease for its training facilities in Dania Beach, Florida (the "2012 Lease"). Under the 2012 Lease, the Company has the option to renew its facility lease for an additional period of either three or five years. The lease provides for periodic rent increases and requires the Company to pay the certain operating costs including property taxes.

In September 2010, the Company entered into a ten year operating lease for its headquarters in Fort Lauderdale, Florida (the "2010 Lease"). Under the 2010 Lease, the Company has the option to renew its facility lease for two consecutive five year periods. The lease provides for periodic rent increases and requires the Company to pay the operating costs including taxes, insurance and maintenance.

Rent expense on a straight-line basis was $1.0 million, $850,000 and $624,000 for the years ended December 31, 2012, 2011 and 2010, respectively. The rent expense for the years ended December 31, 2012, 2011 and 2010 included the Company's monthly variable operating costs of its facilities.

Future minimum lease commitments, excluding monthly variable operating costs, under the Company's operating leases as of December 31, 2012 are as follows:

(in thousands)	
2013	$ 658
2014	883
2015	1,044
2016	1,068
2017	1,092
Thereafter	3,007
Total	$ 7,752

Purchase Commitments

At December 31, 2012, the Company was committed to make future purchases for inventory and other items that occur in the ordinary course of business under various purchase arrangements with fixed purchase provisions aggregating $8.2 million. Other commitments include sponsored research and license agreement obligations under contractual arrangements of $2.5 million as of December 31, 2012.

License and Development Agreements

The Company has license agreements and development agreements related to current product offerings and research and development projects. Royalty payments related to these agreements are anticipated to range between 2% and 11% of future sales of the Company's RIO system and components thereof and/or products. These royalty payments are subject to certain minimum annual royalty payments as shown in the schedule below. The terms of these license agreements continue until the terms expire or the related licensed patents and intellectual property rights expire, which is expected to range between 2 and 20 years. The net expense related to the Company's license and royalty agreements was approximately $3.7 million, $3.3 million and $2.0 million for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, future annual minimum royalty payments under licenses and development agreements are anticipated to be as follows:

(in thousands)	
2013	$ 2,221
2014	2,031
2015	1,776
2016	1,758
2017	1,703
Thereafter	1,750
Total	$11,239

Development Agreement

In October 2010, the Company entered into a Strategic Alliance Agreement with Pipeline (the "Pipeline Agreement") to develop and supply potential future advanced implant technologies for use with the Company's RIO system, including the development of a MAKO-branded RESTORIS family of hip implant systems for use with the MAKOplasty total hip arthroplasty application. Upon execution of the Pipeline Agreement on October 1, 2010, the Company issued and delivered to Pipeline 203,417 unregistered restricted shares of its common stock (the "Pipeline Shares") as consideration for the rights granted to MAKO under the Pipeline Agreement. The Pipeline Shares vested in the first quarter of 2011 upon achievement of certain performance conditions (the "Performance Conditions").

The total value of $4.0 million to be recognized for the value of the Pipeline Shares was determined in the first quarter of 2011 on the date the Performance Conditions were achieved and the Pipeline Shares vested. The value of the Pipeline Shares is being recognized as a component of research and development expense on a straight line basis over 45 months from the effective date of the Pipeline Agreement through June 30, 2014 - the period over which Pipeline is expected to perform development services under the Pipeline Agreement. Pursuant to an amendment to the Pipeline Agreement dated October 21, 2011, the expected development period was extended 12 months from the effective date of the Pipeline Agreement through June 30, 2014. In accordance with ASC 505-50, however, no research and development expense associated with the services under the Pipeline Agreement was to be recognized for the Pipeline Shares until achievement of the Performance Conditions. Accordingly, the Company recognized $907,000 and $1.3 million (net of a reversal of a $400,000 accrual related to a breakup fee if the Performance Conditions were not achieved) of expense related to the Pipeline Shares during the years ended December 31, 2012 and 2011, respectively. The Pipeline Agreement contains provisions under which Pipeline will supply the Company implants developed under the Pipeline Agreement.

On November 7, 2012, the Company entered into the Second Amendment to Strategic Alliance Agreement (the "Second Amendment") with Pipeline. In connection with the execution of the Second Amendment, the Company entered into a Subscription Agreement with Pipeline under which the Company issued and delivered to Pipeline 490,471 shares of the Company's common stock (the "Pipeline Investment") with a fair market value of $6.5 million on the closing date, which was November 13, 2012. In exchange for the Pipeline Investment, the Company received a

$2.5 million credit (the "Pipeline Credit") pursuant to the commercial arrangement between the parties and a minority equity interest in Pipeline which consists of 1,137,513 shares of Pipeline common stock (the "Pipeline Equity") that are subject to redemption and conversion into an exclusive, limited distribution rights agreement for certain Pipeline technology in certain instances.

The Company allocated the value of the Pipeline Investment to the assets acquired under the Second Amendment on a relative fair value basis in accordance with ASC 805-50-30-3. The Company recorded the allocated consideration of $4.2 million for the Pipeline Equity in cost method investment on the balance sheet and the allocated consideration of $2.3 million for the Pipeline Credit in other assets on the balance sheet. The Company accounts for the Pipeline Equity as a cost method investment under ASC 325-20, *Cost Method Investments*. It is not practical to estimate the fair value of the Pipeline Equity as Pipeline's securities are not publicly traded. The Company reviews the Pipeline Credit and the Pipeline Equity for impairment whenever events or circumstances indicate that the carrying value may not be recoverable. No events or circumstances indicated that the Pipeline Credit or the Pipeline Equity was impaired as of December 31, 2012. The Company has no further obligation to fund Pipeline's research of implant technologies under the Pipeline Agreement, as amended.

Legal Proceedings

In May 2012, two shareholder complaints were filed in the U.S. District Court for the Southern District of Florida against the Company and certain of its officers and directors as purported class actions on behalf of all purchasers of the Company's common stock between January 9, 2012 and May 7, 2012. The cases were filed under the captions *James H. Harrison, Jr. v. MAKO Surgical Corp. et al.*, No. 12-cv-60875 and *Brian Parker v. MAKO Surgical Corp. et al.*, No. 12-cv-60954. The court consolidated the *Harrison* and *Parker* complaints under the caption *In re MAKO Surgical Corp. Securities Litigation*, No. 12-60875-CIV-Cohn/Seltzer, and appointed Oklahoma Firefighters Pension and Retirement System and Baltimore County Employees' Retirement System to serve as co-lead plaintiffs. In September 2012, the co-lead plaintiffs filed an amended complaint that expanded the proposed class period through July 9, 2012. The amended complaint alleges the Company, its Chief Executive Officer, President and Chairman, Maurice R. Ferré, M.D., and its Chief Financial Officer, Fritz L. LaPorte, violated federal securities laws by making misrepresentations and omissions during the proposed class period about the Company's financial guidance for 2012 that artificially inflated the Company's stock price. The amended complaint seeks an unspecified amount of compensatory damages, interest, attorneys' and expert fees, and costs. In October 2012, the Company, Dr. Ferré, and Mr. LaPorte filed a motion to dismiss the amended complaint in its entirety. The court has not ruled on that motion.

Additionally, in June and July 2012, four shareholder derivative complaints were filed against the Company, as nominal defendant, and its board of directors, as well as Dr. Ferré and, in two cases, Mr. LaPorte. Those complaints allege that the Company's directors and certain officers violated their fiduciary duties, wasted corporate assets and were unjustly enriched by allowing the Company to make misrepresentations or omissions that exposed the Company to the Harrison and Parker class actions and damaged the Company's goodwill.

Two of the derivative actions were filed in the Seventeenth Judicial Circuit in and for Broward County, Florida and have been consolidated under the caption *In re MAKO Surgical Corporation Shareholder Derivative Litigation*, No. 12-cv-16221. By order dated July 3, 2012, the court stayed *In re MAKO Surgical Corporation Shareholder Derivative Litigation* pending a ruling on the motion to dismiss filed in the *In re MAKO Surgical Corp. Securities Litigation* class action.

The two other actions were filed in the U.S. District Court for the Southern District of Florida under the captions *Todd Deehl v. Ferré et al.*, No. 12-cv-61238 and *Robert Bardagy v. Ferré et al.*, No. 12-cv-61380. On August 29, 2012, the court consolidated these two federal cases under the caption *In re MAKO Surgical Corp.Derivative Litig.*, Case No. 12-61238-CIV-COHN-SELTZER and approved the filing of a consolidated complaint. The consolidated complaint alleges that MAKO's directors and two of its officers breached fiduciary duties, wasted corporate assets and were unjustly enriched by issuing, or allowing the issuance of, annual sales guidance for 2012 that they allegedly knew lacked any reasonable basis. The consolidated complaint seeks an unspecified amount of damages, attorneys' and expert fees, costs and corporate reforms to allegedly improve MAKO's corporate governance and internal procedures. On October 31, 2012, MAKO and the individual defendants each filed motions to dismiss the consolidated complaint. The court has not ruled on those motions.

Also on October 31, 2012, the Company's board of directors appointed a demand review committee, consisting of two independent directors, to review, investigate, and prepare a report and recommendation to the full board regarding the claims raised in the federal derivative action, *In re MAKO Surgical Corp. Derivative Litig.*, and a demand made on the board by two Company shareholders, Amy and Charles Miller, challenging the Company's sales projections for 2012 and statements about its future financial outlook and demanding that the board of directions file suit on behalf of the Company. Additionally, on November 19, 2012, upon recommendation of the demand review committee, the Company and the individual defendants filed a joint motion to stay the federal derivative action pending the completion of the demand review committee's investigation. The court has not ruled on the motion to stay. The demand review committee has not yet completed its review, investigation and report.

As of December 31, 2012, the Company has recorded $500,000 to expense as a component of selling, general and administrative expenses to cover the insurance deductible for the Company's directors and officers insurance policies related to the above actions.

Contingencies

The Company accrues a liability for legal contingencies when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. The Company reviews these accruals and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel and other relevant information. To the extent new information is obtained and the Company's views on the probable outcomes of claims, suits, assessments, investigations or legal proceedings change, changes in the Company's accrued liabilities would be recorded in the period in which such determination is made. For the matters referenced in the paragraph below, the amount of liability is not probable or the amount cannot be reasonably estimated; and, therefore, accruals have not been made. In addition, in accordance with the relevant authoritative guidance, for matters which the likelihood of material loss is at least reasonably possible, the Company provides disclosure of the possible loss or range of loss; however, if a reasonable estimate cannot be made, the Company will provide disclosure to that effect.

In addition to the matters discussed in "Legal Proceedings" above, the Company is a defendant in various litigation matters generally arising in the normal course of business. Although it is difficult to predict the ultimate outcomes of these matters, the Company believes that it is not reasonably possible that the ultimate outcomes of these ordinary course litigation matters will materially and adversely affect its business, financial position, results of operations or cash flows.

8. Credit Facility

On May 7, 2012, the Company entered into a Facility Agreement with affiliates of Deerfield Management Company, L.P. ("Deerfield"), as amended on June 28, 2012, pursuant to which Deerfield agreed to loan the Company up to $50 million, subject to the terms and conditions set forth in the Facility Agreement. Under the terms of the Facility Agreement, the Company has the flexibility, but is not required, to draw down on the Facility Agreement in $10 million increments (the "Financing Commitment") at any time until May 15, 2013 (the "Draw Period"). The Company was not required to pay an upfront transaction fee to Deerfield under the Facility Agreement. In exchange for the Financing Commitment, on May 7, 2012, the Company issued to Deerfield warrants to purchase 275,000 shares of the Company's common stock at an exercise price of $27.70 per share.

Each $10 million disbursement shall be accompanied by the issuance to Deerfield of warrants to purchase 140,000 shares of the Company's common stock, at an exercise price equal to a 20% premium to the mean closing price of the Company's common stock over the five trading days following receipt by Deerfield of the draw notice. If the Company, in its discretion, elects to draw down the entire $50 million available under the Facility Agreement, the Company will have issued warrants to purchase a total of 975,000 shares of its common stock, including the 275,000 warrants issued in connection with the Financing Commitment. The number of shares of common stock into which a warrant is exercisable and the exercise price of any warrant will be adjusted to reflect any stock splits, recapitalizations or similar adjustments in the number of outstanding shares of common stock. The warrants have the same dividend rights to the same extent as if the warrants were exercised into shares of common stock.

Any amounts drawn under the Facility Agreement accrue interest at a rate of 6.75% per annum and will be secured by all of the Company's assets excluding only the Company's intellectual property assets. Accrued interest is payable quarterly in cash. The Company has the right to prepay any amounts owed without penalty. All principal amounts outstanding under the Facility Agreement are payable on the third anniversary of each draw. If no funds have been drawn under the Facility Agreement by May 15, 2013, the Company is required to pay Deerfield a fee of $1.0 million (the "Facility Fee"). The Company recorded $1.0 million to expense for the Facility Fee in other income (expense), net in the statement of operations during the year ended December 31, 2012, as the Company determined it was probable that it would be required to pay the Facility Fee. If the Company draws down under the Facility Agreement, the $1.0 million of expense previously recognized for the Facility Fee would be reversed. As of December 31, 2012, the Company has not drawn any amounts under the Facility Agreement.

Any amounts drawn under the Facility Agreement may become immediately due and payable upon (i) an "event of default," as defined in the Facility Agreement, in which case Deerfield would have the right to require the Company to repay 100% of the principal amount of the loan, plus any accrued and unpaid interest thereon, or (ii) the consummation of certain change of control transactions, in which case Deerfield would have the right to require the Company to repay the outstanding principal amount of the loan, plus any accrued and unpaid interest thereon.

As noted above, in exchange for the Financing Commitment, on May 7, 2012, the Company issued to Deerfield warrants to purchase 275,000 shares of the Company's common stock at an exercise price of $27.70 per share. As of December 31, 2012, all 275,000 warrants were outstanding and exercisable. Prior to the amendment of the Facility Agreement on June 28, 2012, the warrants were considered a derivative due to certain provisions in the Facility Agreement. As amended, the warrants qualified for permanent treatment as equity and are classified as additional paid-in capital on the balance sheet. The initial fair value of the warrants on May 7, 2012 was $3.9 million and the value of the warrants on June 28, 2012 was $3.6 million. The $325,000 change in the fair value of the warrants from May 7, 2012 to June 28, 2012 was recorded as income in other income (expense), net in the statement of operations.

The Financing Commitment is classified as a current asset on the balance sheet and is considered a derivative as the Company can put additional warrants and debt to Deerfield. The Financing Commitment will be revalued each subsequent balance sheet date until the Draw Period expires or all amounts have been drawn under the Facility Agreement, with any changes in the fair value between reporting periods recorded in other income (expense), net in the statement of operations. The initial fair value of the Financing Commitment on May 7, 2012 was $3.9 million and the fair value of the Financing Commitment on December 31, 2012 was $7.6 million. The $3.7 million change in the fair value of the Financing Commitment for the year ended December 31, 2012 was recorded as income in other income (expense), net in the statement of operations. Upon the expiration of the Draw Period on May 15, 2013, the Financing Commitment will have no value and any previously capitalized amount would be reversed to expense in other income (expense), net in the statement of operations.

In addition, the Company capitalized issuance costs of $153,000 related to the Facility Agreement. These costs are being amortized to expense in other income (expense), net in the statement of operations using the straight-line method through the Draw Period.

The warrants to purchase 275,000 shares of the Company's common stock were valued as of June 28, 2012 using a Monte Carlo simulation model with the following assumptions: expected life of 6.86 years, risk free rate of 1.05%, expected volatility of 63.54% and no expected dividend yield. The value of the Financing Commitment was determined using Level 3 inputs, or significant unobservable inputs. The value of the Financing Commitment at December 31, 2012 was determined by estimating the value of being able to borrow $50 million at a 6.75% interest rate (the "Loan Value") net of the estimated value of the additional 700,000 warrants to be issued upon borrowing. The Loan Value was discounted using a market yield of 18%. The estimated value of the additional warrants to be issued was valued using a Monte Carlo simulation model with the following assumptions: expected life of 7.0 years, risk free rate of 1.21%, expected volatility of 63.02% and no expected dividend yield. The most significant unobservable input in estimating the value of the Financing Commitment was the 18% market yield. A 100 basis point change in the market yield input could change the value of the Financing Commitment by approximately $1.0 million. The warrants and Financing Commitment on May 7, 2012 were valued using a methodology similar to the methodology discussed above.

Each warrant issued under the Facility Agreement expires on the seventh anniversary of its issuance and contains certain limitations that prevent the holder from acquiring shares upon exercise of a warrant that would result in the number of shares beneficially owned by it exceeding 9.985% of the total number of shares of the Company's common stock then issued and outstanding.

The holder of a warrant may exercise the warrant either for cash or on a cashless basis. In connection with certain Major Transactions, as defined in the warrant, including a change of control of the Company or the sale of more than 50% of the Company's assets, the holder may have the option to receive, in exchange for the warrant, a number of shares of common stock equal to the Black-Scholes value of the warrant, as defined in the warrant, divided by the closing price of the common stock on the trading day before closing. In certain circumstances, a portion of such payment may be made in cash rather than in shares of common stock. In connection with certain "events of default," as defined in the Facility Agreement, the holder may have the option to receive, in exchange for the warrant, a number of shares of common stock equal to the Black-Scholes value of the warrant, as defined in the warrant, divided by the volume weighted average price for the five trading days prior to the applicable Default Notice, as defined in the warrant.

9. Stockholders' Equity

Preferred Stock

As of December 31, 2012 and 2011, the Company was authorized to issue 27,000,000 shares of $0.001 par value preferred stock. As of December 31, 2012 and 2011, there were no shares of preferred stock issued or outstanding.

Common Stock

As of December 31, 2012 and 2011, the Company was authorized to issue 135,000,000 shares of $0.001 par value common stock. Common stockholders are entitled to dividends as and if declared by the Board of Directors, subject to the rights of holders of all classes of stock outstanding having priority rights as to dividends. There have been no dividends declared to date on the common stock. The holder of each share of common stock is entitled to one vote.

401K Plan

The Company maintains a qualified deferred compensation plan under Section 401K of the Internal Revenue Code, covering substantially all full-time employees, which permits employees to contribute up to 84% of pre-tax annual compensation up to annual statutory limitations. The discretionary company match for employee contributions to the plan is 25% of up to the first 6% of the participant's earnings contributed to the plan. The discretionary company match for the years ended December 31, 2012, 2011 and 2010 was $336,000, $261,000 and $190,000, respectively.

Employee Stock Purchase Plan

The Company's 2008 Employee Stock Purchase Plan authorizes the issuance of 625,000 shares of the Company's common stock for purchase by eligible employees of the Company or any of its participating affiliates. The shares of common stock issuable under the 2008 Employee Stock Purchase Plan may be authorized but unissued shares, treasury shares or shares purchased on the open market. The purchase price for a purchase period may not be less than 85% of the fair market value of the Company's common stock on the first trading day of the applicable purchase period or the last trading day of such purchase period, whichever is lower. During the year ended December 31, 2012, the Company issued approximately 99,000 shares under the 2008 Employee Stock Purchase Plan. As of December 31, 2012, there were approximately 291,000 shares reserved for future grant under the 2008 Employee Stock Purchase Plan.

Stock Option Plans and Stock-Based Compensation

The Company recognizes compensation expense for its stock-based awards in accordance with ASC 718, *Compensation-Stock Compensation*. ASC 718 requires the recognition of compensation expense, using a fair value based method, for costs related to all stock-based payments including stock options. ASC 718 requires companies to estimate the fair value of stock-based payment awards on the date of grant using an option-pricing model.

During the years ended December 31, 2012, 2011 and 2010, stock-based compensation expense was $13.1 million, $9.9 million and $6.4 million, respectively. Included within stock-based compensation expense for the year ended December 31, 2012 were $10.9 million related to stock option grants, $1.6 million related to restricted stock grants, and $648,000 related to employee stock purchases under the 2008 Employee Stock Purchase Plan. Of the $10.9 million of stock-based compensation expense related to stock option grants, $1.1 million was due to the accelerated vesting of unvested stock options upon the resignation of the Company's former Senior Vice President of Sales and Marketing in accordance with the terms of his employment agreement.

Under the Company's 2004 Stock Incentive Plan (the "2004 Plan"), the Board of Directors was authorized to grant restricted common stock and options to purchase shares of common stock to employees, directors and consultants. No further awards will be made under the 2004 Plan. The Company's 2008 Omnibus Incentive Plan (the "2008 Plan," and together with the 2004 Plan, the "Plans") became effective upon the closing of the IPO and will expire January 9, 2018 unless earlier terminated by the Board of Directors. Awards under the 2008 Plan may be made in the form of stock options, which may be either incentive stock options or non-qualified stock options; stock appreciation rights; restricted stock; restricted stock units; dividend equivalent rights; performance shares; performance units; cash-based awards; other stock-based awards, including unrestricted shares; and any combination of the foregoing.

Generally, the Company's outstanding stock options vest over four years. Stock options granted to certain non-employee directors generally vest over one year. Continued vesting typically terminates when the employment or consulting relationship ends. Vesting generally begins on the date of grant.

The 2008 Plan contains an evergreen provision whereby the authorized shares increase on January 1st of each year in an amount equal to the least of (1) 4% of the total number of shares of the Company's common stock outstanding on December 31st of the preceding year, (2) 2.5 million shares and (3) a number of shares determined by the Company's Board of Directors that is lesser than (1) and (2). The number of additional shares authorized under the 2008 Plan on January 1, 2012 and 2013 was approximately 1,676,000 and 1,881,000, respectively.

Under the terms of the Plans, the maximum term of options intended to be incentive stock options granted to persons who own at least 10% of the voting power of all outstanding stock on the date of grant is 5 years. The maximum term of all other options is 10 years. Options issued under the 2008 Plan that are forfeited or expire will again be made available for issuing grants under the 2008 Plan. Options issued under the 2004 Plan that are forfeited or expire will not be made available for issuing grants under the 2008 Plan. All future equity awards will be made under the Company's 2008 Plan.

As of December 31, 2012, the number of shares of common stock authorized for the issuance of common stock under the 2008 Employee Stock Purchase Plan, the exercise of warrants and the issuance of options granted under the 2008 Plan as follows:

(in thousands)	
2008 Employee Stock Purchase Plan	625
Warrants to purchase common stock	2,351
2008 Plan	6,707
	9,683

Only employees are eligible to receive incentive stock options. Non-employees may be granted non-qualified options. The Board of Directors has the authority to set the exercise price of all options granted, subject to the exercise price of incentive stock options being no less than 100% of the estimated fair value, as determined by the Board of Directors, of a share of common stock on the date of grant; and no less than 85% of the estimated fair value for non-qualified stock options, except for an employee or non-employee with options who owns more than 10% of the voting power of all classes of stock of the Company, in which case the exercise price shall be no less than 110% of the fair market value per share on the grant date. Options become exercisable as determined by the Board of Directors.

Activity under the Plans is summarized as follows:

(in thousands, except per share data)	Shares/Options Available For Grant	Outstanding Options Number of Options	Outstanding Options Weighted Average Exercise Price
Balance at December 31, 2011	469	4,753	$ 11.06
Shares reserved	1,676	—	—
Restricted stock issued	(6)	—	—
Net shares settled under the 2008 Plan	9	—	—
Options granted	(1,402)	1,402	32.42
Options exercised	—	(566)	8.12
Options forfeited under the 2004 Plan	—	(1)	11.12
Options forfeited under the 2008 Plan	138	(138)	19.37
Balance at December 31, 2012	884	5,450	$ 16.65

The options outstanding and exercisable under the Plans, by exercise price, at December 31, 2012 were as follows:

(in thousands, except share data)	Options Outstanding				Options Exercisable			
	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)	Number Of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (1)
Range of Exercise								
$0.67 – $8.91	1,368		$ 6.45		1,281		$ 6.35	
$9.00 – $12.77	1,379		$ 11.21		1,153		$ 11.08	
$12.87 – $20.05	1,484		$ 15.50		633		$ 15.42	
$23.20 – $41.19	1,219		$ 35.65		300		$ 34.71	
	5,450	6.89	$ 16.65	$ 11,020	3,367	5.88	$ 12.20	$ 10,371

(1) The aggregate intrinsic value represents the total pre-tax intrinsic value, based on the Company's closing stock price of $12.85 on December 31, 2012, which would have been received by the option holders had all option holders exercised their options as of that date.

In addition to the options issued under the Plans, on July 6, 2010 the Company issued options to purchase 15,000 shares of its common stock under an agreement for consulting services (the "Service Options"). The Service Options have an exercise price of $12.10, and vested ratably quarterly over one year starting on the grant date. As of December 31, 2012, all Service Options were vested and 11,000 shares of Service Options were outstanding.

As of December 31, 2012, approximately 5,322,000 options were vested and expected to vest at a weighted average exercise price of $16.44 per share, a weighted average contractual life of 6.8 years and aggregate intrinsic value of $11.0 million.

The weighted average fair values of options granted were $15.51, $8.90 and $6.48 for the years ended December 31, 2012, 2011 and 2010, respectively. The total fair value of shares vested was approximately $10.9 million, $6.6 million and $4.6 million during the years ended December 31, 2012, 2011 and 2010, respectively. The total intrinsic value of options exercised was $10.8 million, $16.8 million and $1.6 million for the years ended December 31, 2012, 2011 and 2010.

The Company records stock-based compensation expense on a straight-line basis over the vesting period. As of December 31, 2012, there was total unrecognized compensation cost of approximately $20.9 million, net of estimated forfeitures, related to stock option grants to the Company's employees and non-employee directors. The unrecognized compensation cost will be adjusted for future changes in estimated forfeitures, and is expected to be recognized over a remaining weighted average period of 2.7 years as of December 31, 2012.

For the year ended December 31, 2012, 6,834 shares of common stock were surrendered to the Company to cover payroll taxes associated with the taxable income from the vesting of restricted stock previously granted.

Restricted stock activity for the year ended December 31, 2012 is as follows:

(in thousands, except per share data)	Shares	Weighted Average Grant-Date Fair Value
Unvested shares at December 31, 2011	469	$ 7.86
Unvested shares at December 31, 2012	422	$ 7.62
Shares granted in 2012	6	$ 15.39
Shared vested in 2012	53	$ 10.63

As of December 31, 2012, 375,000 restricted shares were subject to performance conditions based on the achievement of certain performance metrics. Upon satisfaction of the performance conditions, 50% of the shares will vest of March 31, 2013 and 50% of the shares will vest on March 31, 2014. If the performance conditions are not achieved on the measurement date of March 31, 2013, the 375,000 restricted shares will be forfeited.

As of December 31, 2012, the remaining stock-based compensation expense for the restricted stock awards was approximately $1.1 million, which will be recognized on a straight line basis over a remaining weighted average period of 0.8 years.

The Company uses the Black-Scholes pricing model to determine the fair value of stock options. The determination of the fair value of stock-based payment awards on the date of grant using a pricing model is affected by our stock price as well as assumptions regarding a number of complex and subjective variables. These variables include our expected stock price volatility over the term of the awards, actual and projected employee stock option exercise behaviors, risk-free interest rates and expected dividends.

The estimated grant date fair values of the employee stock options were calculated using the Black-Scholes valuation model, based on the following assumptions:

Stock Option Plans	**Years Ended December 31,**		
	2012	**2011**	**2010**
Risk-free interest rate	0.17% - 1.40%	1.34% - 2.92%	2.04% - 3.36%
Expected life	6.25 years	6.25 years	6.25 years
Expected dividends	—	—	—
Expected volatility	47.52% - 88.56%	48.55% - 50.12%	50.15% - 50.74%

The Company estimates the fair value of each share of stock which will be issued under the 2008 Employee Stock Purchase Plan based upon its stock prices at the beginning of each offering period using the Black-Scholes pricing model and amortizes that value to expense over the plan purchase period. The fair values determined for the years ended December 31, 2012, 2011 and 2010, as well as the assumptions used in calculating those values are as follows:

2008 Employee Stock Purchase Plan	**Years Ended December 31,**		
	2012	**2011**	**2010**
Fair Value	$ 6.46 - $10.39	$ 3.68 - $11.70	$ 2.21 - $3.68
Assumptions			
Risk-free interest rate	0.02% - 0.10%	0.02% - 0.12%	0.12% - 0.60%
Expected life	0.25 years	0.25 years	0.25 years
Expected dividends	—	—	—
Expected volatility	48.50% - 125.51%	45.92% - 97.14%	34.50% - 52.08%

Risk-Free Interest Rate. The risk-free rate is based on U.S. Treasury zero-coupon issues with remaining terms similar to the expected term on the options.

Weighted-Average Expected Life. The expected life of options granted is determined using the simplified method for determining the expected life of stock options in Staff Accounting Bulletin No. 107, *Share-Based Payment.* The expected life was determined by averaging the contractual term of the stock option grants with the associated vesting term. The expected life of the 2008 Employee Stock Purchase Plan is equal to the duration of the purchase period.

Dividend Yield. The Company has never declared or paid any cash dividends and does not plan to pay cash dividends in the foreseeable future, and, therefore, used an expected dividend yield of zero in the valuation model.

Volatility. Since the Company was a private entity until February 2008 with no historical data regarding the volatility of its common stock, the expected volatility used for employee stock options for the years ended December 31, 2012, 2011 and 2010, is based on volatility of similar entities, referred to as "guideline" companies. In evaluating similarity, the Company considered factors such as industry, stage of life cycle and size. The expected volatility for shares of stock issued under the 2008 Employee Stock Purchase Plan is based on average historical volatilities of the Company's stock price.

Forfeitures. ASC 718 requires the Company to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from those estimates. The Company uses historical data to estimate pre-vesting option forfeitures and records stock-based compensation expense only for those awards that are expected to vest. All stock-based payment awards are amortized on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. If the Company's actual forfeiture rate is materially different from its estimate, the stock-based compensation expense could be significantly different from what the Company has recorded in the accompanying periods.

Warrants

In December 2004, the Company issued warrants to purchase 462,716 shares of common stock at a purchase price of $0.03 per share. The warrants were immediately exercisable at an exercise price of $3.00 per share, with the exercise period expiring in December 2014. As of December 31, 2012 and 2011, 194,059 and 310,872 warrants were outstanding and exercisable, respectively.

In October 2008, the Company issued warrants to purchase 1,290,323 shares of common stock at a purchase price of $0.125 per share and an exercise price of $7.44 per share. The warrants became exercisable on April 29, 2009 and have a seven-year term. As of December 31, 2012 and 2011, 598,741 and 946,455 warrants were outstanding and exercisable, respectively.

In October 2008, the Company issued warrants to purchase 322,581 shares of common stock at a purchase price of $0.125 per share and an exercise price of $6.20 per share. These warrants became exercisable on December 31, 2009 and have a seven-year term. As of December 31, 2012 and 2011, 143,157 and 245,276 warrants were outstanding and exercisable, respectively.

In May 2012, the Company issued warrants to purchase 275,000 shares of common stock at an exercise price of $27.70 per share. These warrants became exercisable on May 7, 2012 and have a seven-year term. As of December 31, 2012, all 275,000 warrants were outstanding and exercisable.

10. Income Taxes

The provision for income taxes is as follows:

(in thousands)	Years Ended December 31,		
	2012	**2011**	**2010**
Current income taxes:			
Federal	$ —	$ —	$ —
State	85	105	68
Total current income taxes	85	105	68
Deferred income taxes	(11,559)	(15,037)	(14,184)
Change in valuation allowance	11,559	15,037	14,184
Provision for income taxes	$ 85	$ 105	$ 68

The Company accounts for income taxes under ASC 740, *Income Taxes*. Deferred income taxes are determined based upon differences between financial reporting and income tax bases of assets and liabilities and are measured using the enacted income tax rates and laws that will be in effect when the differences are expected to reverse. The Company recognizes any interest and penalties related to unrecognized tax benefits as a component of income tax expense.

No federal current or deferred income taxes were recorded for the years ended December 31, 2012, 2011 and 2010, as the Company's income tax benefits were fully offset by a corresponding increase to the valuation allowance against its net deferred income tax assets. Current state income taxes of $85,000, $105,000 and $68,000 were recorded for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, 2011 and 2010, the Company had federal and state net operating loss carryforwards of approximately $169.2 million, $163.0 million and $129.6 million, respectively, available to offset future taxable income. These net operating loss carryforwards will expire in varying amounts from 2024 through 2032. Approximately $12.5 million of the net operating loss carryforwards are related to excess benefits of tax deductions for stock-based payments that will be recorded in additional paid-in-capital upon utilization.

The Tax Reform Act of 1986 limits the annual utilization of net operating loss and tax credit carryforwards, following an ownership change of the Company. Note that as a result of the Company's equity financings in recent years, the Company underwent changes in ownership for purposes of the Tax Reform Act.

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred income taxes are as follows:

(in thousands)	December 31, 2012	December 31, 2011
Current deferred income tax assets:		
Deferred revenue	$ 4,257	$ 1,909
Reserves	2,008	271
Accrued expenses	668	940
Stock-based compensation – current	2,680	1,507
Total current deferred income tax assets	9,613	4,627
Current deferred income tax liabilities	(382)	(63)
Less valuation allowance	(9,231)	(4,564)
Total current deferred income tax assets, net	—	—
Noncurrent deferred income tax assets:		
Net operating loss carry forwards	66,859	61,552
Stock-based compensation – noncurrent	2,681	1,507
Amortization	1,212	867
Depreciation	367	311
Accrued rent	250	119
Other	63	45
Total noncurrent deferred income tax assets	71,432	64,401
Noncurrent deferred income tax liabilities:	(139)	—
Less valuation allowance	(71,293)	(64,401)
Total noncurrent deferred income tax assets, net	$ —	$ —

Due to uncertainty surrounding realization of the deferred income tax assets in future periods, the Company has recorded a 100% valuation allowance against its net deferred tax assets. If it is determined in the future that it is more likely than not that the deferred income tax assets are realizable, the valuation allowance will be reduced.

The reconciliation of the income tax provision computed at the U.S. federal statutory rate to income tax provision is as follows:

	Years Ended December 31,		
	2012	2011	2010
Tax at U.S. statutory rate	(35.00%)	(35.00%)	(35.00%)
State taxes, net of federal impact	(4.52%)	(4.49%)	(4.49%)
Non-deductible items	4.21%	2.54%	5.46%
Return to provision differences	(0.88%)	(3.83%)	(2.44%)
Change in valuation allowance	34.32%	40.77%	36.66%
Other, net	2.13%	0.30%	(0.01%)
Effective income tax rate	0.26%	0.29%	0.18%

In accordance with ASC 740, the Company has elected to classify any interest and penalties as a component of income tax expense. To date, there have been no interest or penalties charged to the Company in relation to the underpayment of income taxes. The Company's primary tax jurisdictions are in the United States and in multiple state jurisdictions. The tax years from 2007 through 2012 remain open and are subject to examination by the appropriate governmental agencies.

11. Selected Quarterly Data (Unaudited)

(in thousands, except per share data)	2012			
	Q1	Q2	Q3	Q4
Revenue	$ 19,639	$ 23,675	$ 29,177	$ 30,228
Gross profit	14,153	17,310	17,203	20,253
Loss from operations	(11,763)	(8,488)	(9,351)	(5,915)
Net loss	(11,730)	(8,535)	(6,554)	(5,732)
Net loss per share - basic and diluted	(0.28)	(0.20)	(0.15)	(0.13)

(in thousands, except per share data)	2011			
	Q1	Q2	Q3	Q4
Revenue	$ 13,026	$ 18,579	$ 20,014	$ 32,888
Gross profit	8,931	13,101	13,179	22,413
Loss from operations	(11,047)	(10,028)	(9,585)	(5,623)
Net loss	(10,995)	(9,909)	(9,655)	(5,584)
Net loss per share - basic and diluted	(0.27)	(0.24)	(0.24)	(0.14)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

In accordance with Rule 13a-15(b) of the Securities Exchange Act of 1934, or the Exchange Act, our management evaluated, with the participation of our chief executive officer and chief financial officer, or the Certifying Officers, the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of December 31, 2012. Based upon their evaluation of these disclosure controls and procedures, our Certifying Officers concluded that the disclosure controls and procedures were effective as of December 31, 2012 to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time period specified in the rules and forms of the Securities and Exchange Commission, and to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure.

We believe that a controls system, no matter how well designed and operated, is based in part upon certain assumptions about the likelihood of future events, and therefore can only provide reasonable, not absolute, assurance that the objectives of the controls system are met, and no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within a company have been detected.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934, as amended, as a process designed by, or under the supervision of, a company's principal executive and financial officers, or the certifying officers, and effected by a company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance that transactions are recorded as necessary to permit preparation of our financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with the authorization of our board of directors and management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Under the supervision and with the participation of our management, including the certifying officers, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this evaluation under the criteria established in Internal Control – Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2012. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2012 has been audited by our independent registered public accounting firm, as stated in their report, which is included herein.

During the most recently completed fiscal quarter, there was no change in our internal control over financial reporting that has materially affected or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None

PART III.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2013 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Section 16(a) Beneficial Ownership Reporting Compliance
- Election of Directors
- Board of Directors and Corporate Governance
- Executive Officers

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item will be contained under the following headings in our definitive proxy statement to be filed in connection with our 2013 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Director Compensation
- Compensation Discussion and Analysis
- Compensation Committee Report
- Executive Compensation

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2013 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Principal Stockholders

The information under "Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities—Equity Compensation Plan Information" in this annual report on Form 10-K is also incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS, RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2013 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Board of Directors and Corporate Governance – Independent Directors
- Certain Relationships and Related Person Transactions

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item will be contained under the following heading in our definitive proxy statement to be filed in connection with our 2013 annual meeting of stockholders and, upon filing with the SEC, will be incorporated herein by reference:

- Ratification of the Appointment of Ernst & Young LLP as Independent Registered Public Accounting Firm

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*

See Item 8, Financial Statements and Supplementary Data, *Index to Financial Statements*.

2. *Financial Statement Schedules*

No financial statement schedules are provided because the information called for is not required or is shown either in the financial statements or the notes thereto.

(b) *Exhibits*

Exhibit No.	Description
3.1	Third Amended and Restated Certificate of Incorporation of the Registrant, dated February 20, 2008 (2)
3.2	Fourth Amended and Restated Bylaws of the Registrant effective October 31, 2008 (3)
4.1	Securities Purchase Agreement by and among the Registrant and Investors named therein, dated as of October 28, 2008 (3)
4.2	Form of Warrant (3)
4.3	Form of Call Warrant (3)
4.4	Form of Warrant to purchase shares of common stock of MAKO Surgical Corp (4)
4.5	Form of Amendment to Warrant to purchase shares of common stock of MAKO Surgical Corp. (5)
4.6	Registration Rights Agreement, dated November 7, 2012, by and between MAKO Surgical Corp. and Pipeline Biomedical Holdings, Inc. (6)
10.1	Lease, by and between Registrant and Westport Business Park Associates LLP, dated September 8, 2010 (7)
10.2	Form of Indemnity Agreement for Directors and Executive Officers (8)
10.3	Facility Agreement, dated May 7, 2012, by and among MAKO Surgical Corp., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (4)
10.4	Amendment to Facility Agreement, dated May 7, 2012, by and among MAKO Surgical Corp., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (5)
10.5	Registration Rights Agreement, dated May 7, 2012, by and among MAKO Surgical Corp., Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (4)
10.6	Form of Security Agreement in favor of Deerfield Private Design Fund II, L.P. and Deerfield Private Design International II, L.P. (4)
10.7+	2004 Stock Incentive Plan and forms of agreements related thereto (9)
10.8+	2008 Omnibus Incentive Plan (10)

Exhibit No.	Description
10.9+	Form of Incentive Stock Option Agreement related to the 2008 Omnibus Incentive Plan (11)
10.10+	Form of Non-Qualified Stock Option Agreement related to the 2008 Omnibus Incentive Plan (11)
10.11+	Form of Restricted Stock Unit Agreement related to the 2008 Omnibus Incentive Plan (12)
10.12+	2008 Employee Stock Purchase Plan (8)
10.13+	Form of Subscription Agreement related to the 2008 Employee Stock Purchase Plan (13)
10.14+	Amended Employment Agreement, dated as of November 12, 2007, by and between Registrant and Maurice R. Ferré, M.D. (14)
10.15+	Amendment to Amended Employment Agreement by and between Registrant and Maurice R. Ferré, M.D., effective February 13, 2009 (15)
10.16+	Second Amendment to Amended Employment Agreement by and between Registrant and Maurice R. Ferré, M.D., effective February 17, 2010 (16)
10.17+	Amended and Restated Employment Agreement by and between Registrant and Fritz L. LaPorte, effective February 13, 2009 (15)
10.18+	Amended and Restated Employment Agreement by and between Registrant and Ivan Delevic, effective July 30, 2012 (17)
10.19+	Amended and Restated Employment Agreement by and between Registrant and Menashe R. Frank, effective February 13, 2009 (15)
10.20+	Employment Agreement between Registrant and Lawrence T. Gibbons, effective as of February 3, 2012 (18)
10.21+	Employment Agreement between Registrant and Richard Leparmentier, effective as of March 29, 2010 (19)
10.22+	First Amendment to Employment Agreement between MAKO Surgical Corp. and Richard Leparmentier, effective as of November 7, 2011 (20)
10.23+	Employment Agreement between Registrant and Christopher Marrus, effective as of February 21, 2013 (21)
10.24+	Employment Agreement between Registrant and Duncan Moffat, effective as of April 28, 2008 (12)
10.25+	First Amendment to Employment Agreement between MAKO Surgical Corp. and Duncan Moffat, effective as of November 7, 2011 (20)
10.26+	Amended and Restated Employment Agreement by and between Registrant and Steven J. Nunes, effective February 13, 2009 (15)
10.27+	Letter Agreement between MAKO Surgical Corp. and Steven J. Nunes, dated July 24, 2012 (17)
10.28+	Independent Contractor Consulting Services Agreement between MAKO Surgical Corp. and Steven J.

Exhibit No.	Description
	Nunes, effective July 17, 2012 (17)
10.29+	Restricted Stock Agreement dated April 13, 2010 issued to Maurice R. Ferré, M.D. (22)
10.30+	Restricted Stock Agreement dated February 3, 2011 issued to Maurice R. Ferré, M.D. (23)
10.31+	2012 Leadership Cash Bonus Plan (24)
10.32+	2012 MAKOplasty Bonus Plan for Ivan Delevic (25)
10.33+	2013 Leadership Cash Bonus Plan (21)
10.34+	2013 SVP of Sales Cash Bonus Plan (21)
23	Consent of Independent Registered Public Accounting Firm (1)
31.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
31.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act (1)
32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. §1350 (1)
32.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. §1350 (1)
101	The following materials from MAKO Surgical Corp.'s Annual Report on Form 10-K for the year ended December 31, 2012, formatted in XBRL (Extensible Business Reporting Language): (i) Condensed Balance Sheets, (ii) Condensed Statements of Operations, (iii) Condensed Statements of Cash Flows, and (iv) Notes to Condensed Financial Statements (1)

---

(1) Filed herewith

(2) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2007 filed with the SEC on March 31, 2008

(3) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 30, 2008

(4) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on May 7, 2012

(5) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on July 3, 2012

(6) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on November 7, 2012

(7) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2010 filed with the SEC on March 10, 2011

(8) Incorporated by reference to Registrant's Amendment No. 4 to Registration Statement on Form S-1, filed with the SEC on January 31, 2008 (Registration No. 333-146162)

(9) Incorporated by reference to Registrant's Registration Statement on Form S-1, as amended, filed with the SEC on September 19, 2007 (Registration No. 333-146162)

(10) Incorporated by reference to Appendix A to Registrant's Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2012 (File No. 001-33966)

(11) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q filed with the SEC on November 8, 2012

(12) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 29, 2008

(13) Incorporated by reference to Registrant's Annual Report on Form 10-K for the period ended December 31, 2011 filed with the SEC on March 8, 2012

(14) Incorporated by reference to Registrant's Amendment No. 3 to Registration Statement on Form S-1, filed with the SEC on November 14, 2007 (Registration No. 333-146162)

(15) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 20, 2009

(16) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 23, 2010

(17) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on August 1, 2012

(18) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on January 31, 2012

(19) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on March 29, 2010

(20) Incorporated by reference to Registrant's Quarterly Report on Form 10-Q for the quarter ended September, 30, 2011 filed with the SEC on November 9, 2011

(21) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 26, 2013

(22) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on April 15, 2010

(23) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 4, 2011

(24) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on February 27, 2012

(25) Incorporated by reference to Registrant's Current Report on Form 8-K filed with the SEC on October 3, 2012

\+ Indicates management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Maurice R. Ferré, M.D.
President, Chief Executive Officer
and Chairman of the Board
(Principal Executive Officer)

Dated: February 28, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Maurice R. Ferré, M.D. Maurice R. Ferré, M.D.	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	February 28, 2013
/s/ Fritz L. LaPorte Fritz L. LaPorte	Senior Vice President of Finance and Administration, Chief Financial Officer and Treasurer (Principal Accounting and Financial Officer)	February 28, 2013
/s/ S. Morry Blumenfeld, Ph.D. S. Morry Blumenfeld, Ph.D.	Director	February 28, 2013
/s/ Christopher C. Dewey Christopher C. Dewey	Director	February 28, 2013
/s/ Charles W. Federico Charles W. Federico	Director	February 28, 2013
/s/ John G. Freund, M.D. John G. Freund, M.D.	Director	February 28, 2013
/s/ Frederic H. Moll, M.D. Frederic H. Moll, M.D.	Director	February 28, 2013
/s/ Richard R. Pettingill Richard R. Pettingill	Director	February 28, 2013
/s/ William D. Pruitt William D. Pruitt	Director	February 28, 2013

MAKO Surgical Corp.
Corporate Information

Board of Directors

MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer, and Chairman
MAKO Surgical Corp.

S. MORRY BLUMENFELD, PH.D.
Founder, Meditech Advisors LLC and Meditech Advisors Management LLC

CHRISTOPHER C. DEWEY
Former Vice Chairman
National Holdings Corporation

CHARLES W. FEDERICO
Former President and Chief Executive Officer
Orthofix International N.V.

JOHN G. FREUND, M.D.
Managing Director
Skyline Ventures

FREDERIC H. MOLL, M.D.
Chairman and Chief Executive Officer
Auris Surgical Robotics, Inc.

RICHARD R. PETTINGILL
Former President and Chief Executive Officer
Allina Hospitals and Clinics

WILLIAM D. PRUITT
President
Pruitt Enterprises, LP

Executive Officers

MAURICE R. FERRÉ, M.D.
President, Chief Executive Officer, and Chairman

FRITZ L. LAPORTE
Senior Vice President of Finance and Administration, Chief Financial Officer, and Treasurer

IVAN DELEVIC
Senior Vice President of Marketing

MENASHE R. FRANK
Senior Vice President, General Counsel, and Secretary

LAWRENCE T. GIBBONS
Senior Vice President of Regulatory Affairs and Quality Assurance

RICHARD LEPARMENTIER
Senior Vice President of Engineering

CHRISTOPHER R. MARRUS
Senior Vice President of Sales

DUNCAN H. MOFFAT
Senior Vice President of Operations

Corporate Data

HEADQUARTERS
MAKO Surgical Corp.
2555 Davie Road
Fort Lauderdale, Florida 33317

INDEPENDENT AUDITORS
Ernst & Young LLP
5100 Town Center Circle
Suite 500
Boca Raton, Florida 33486

TRANSFER AGENT AND REGISTRAR
Continental Stock Transfer & Trust Company
17 Battery Place, 8th Floor
New York, New York 10004

STOCK EXCHANGE
MAKO's common shares are traded on The NASDAQ Global Select Market under the ticker symbol "MAKO".

ANNUAL MEETING OF STOCKHOLDERS
MAKO's 2013 annual meeting of stockholders will be held on June 4, 2013 at 10:00 a.m., Eastern Time, at MAKO's corporate headquarters.

SEC FORM 10-K
MAKO's 2012 Annual Report on Form 10-K as filed with the Securities and Exchange Commission is included within this annual report. Additional copies are available free of charge by writing to or calling:

MAKO Surgical Corp.
Attention: Susan M. Verde
2555 Davie Road
Fort Lauderdale, Florida 33317
954.628.1706
investorrelations@makosurgical.com

Trademarks
We have received or applied for trademark registration of and/or claim trademark rights, including in the following marks that appear in this annual report: "MAKOplasty,®" "RIO,®" "RESTORIS,®" "Tactile Guidance System," "TGS," and "Restoring Quality of Life Through Innovation®" as well as in the MAKO Surgical Corp. "MAKO" logo, whether standing alone or in connection with the words "MAKO Surgical Corp." All other trademarks, trade names, and service marks appearing in this annual report are the property of their respective owners.

MAKO Surgical Corp. is dedicated to advancing orthopedics through the discovery and development of quality innovative robotic arm and implantable surgical solutions that consistently, reproducibly, and precisely restore patient quality of life.

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MAKO
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Restoring Quality of Life Through Innovation®

2555 Davie Road | Fort Lauderdale, FL 33317 | 866.647.6256 | makosurgical.com